中信泰富有限公司

BY COURIER



CITIC PACIFIC

Exemption No. 82-5232

RECEIVED
2006 MAY 24 P 3:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : 22nd May, 2006





06013783

SUPPL

BEST AVAILABLE COPY

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since April 20, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED



Alice Tso
Company Secretary

5/31

Encl.
AT/wy/LTR-2656

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since April 20, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of resolutions passed at the 2005 Annual General Meeting of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) held on April 20, 2006 *(only available in Chinese)*
   Date : April 20, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement of 2006 first quarter results of Daye *(only available in Chinese)*
   Date : April 21, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Amended Articles of Association of Daye adopted at the 2005 Annual General Meeting on April 20, 2005 *(only available in Chinese)*
   Date : April 21, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement for the delay in despatch of circular in connection with the acquisition of magnetite mining rights in Western Australia
   Date : April 24, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Return of Allotments
   Date : May 2, 2006
   Entity Requiring Item : Hong Kong Companies Registry

6. Document : Monthly Return on Movement of Listed Equity Securities
   Date : May 3, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Circular in connection with Major Transaction – Acquisition of Magnetite Mining Rights in Western Australia
   Date : May 8, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Announcement on unusual price movement of Daye *(only available in Chinese)*
   Date : May 11, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Press Announcement regarding the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on May 12, 2006
   Date : May 12, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的二〇〇五年年度股東大會決議公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　证券简称：G 冶特钢　　　　公告编号：2006-020

大冶特殊钢股份有限公司
二〇〇五年年度股东大会决议公告

本公司及董事会全体成员保证信息披露的内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要事项

本次会议召开期间没有增加、否决或变更提案

二、会议召开的情况

1、召开时间：2006 年 4 月 20 日上午 9 时至上午 11：30 时

2、召开地点：公司二会议室

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：蔡星海

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

1、股东（股东代理人）共 10 人，代表股份 281,756,410 股，占公司有表决权总股份的 62.69%。

2、公司董事、监事、高级管理人员，见证律师。

四、提案审议和表决情况

出席本次股东大会的股东及股东委托代理人对会议议案进行了审议，经过逐项表决，通过了如下决议：

1、审议通过了《公司 2005 年度董事会工作报告》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

2、审议通过了《公司 2005 年度监事会工作报告》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

3、审议通过了《公司 2005 年度财务决算报告》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

4、审议通过了《公司 2005 年度利润分配预案》；

经普华永道中天会计师事务所有限公司审计，公司2005年度实现净利润80,367,507元。根据《公司章程》的规定，弥补以前年度亏损59,266,726元后，可供分配利润为21,100,781元，提取10%法定公积金2,110,078元，提取10%法定公益金2,110,078元后，本年度可供股东分配利润16,880,625元。

由于公司为进一步调整产品结构，适应钢铁市场的发展需求，进行完善工艺路线的配套改造，谋求企业更快的发展和更高的效益。为此，本次利润不分配，也不进行资本公积金转增股本。

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

5、审议通过了《关于修改公司章程的议案》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；

反对、弃权均为 0 股；

6、审议通过了《关于修改公司股东大会议事规则的议案》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

7、审议通过了《关于修改公司董事会议事规则的议案》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

8、审议通过了《关于修改公司监事会议事规则的议案》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

9、审议通过了《公司投资者关系工作管理制度》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

10、审议通过了《关于修改公司独立董事工作制度的议案》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

11、审议通过了《关于续聘会计师事务所的议案》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

12、审议通过了《关于支付会计师事务所审计费用的议案》；

表决情况：同意 281,756,410 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

13、审议通过了《公司与湖北新冶钢有限公司 2006 年度日常关联交易预计的议案》；

由于本议案为关联交易，关联股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司、持有公司股份的关联高管回避了表决，实际参与表决的股东及股东代理人共 7 人，代表股份 20,515,194 股。

表决情况：同意 20,515,194 股，占出席会议有权表决股东所持表决权的 100%；反对、弃权均为 0 股；

14、审议通过了《公司 2006 年银行借贷事项的议案》;

表决情况:同意 281,756,410 股,占出席会议所有股东所持表决权的 100%;反对、弃权均为 0 股;

会议还听取了公司独立董事 2005 年度报告书。

五、律师出具的法律意见

1、律师事务所名称:湖北得伟君尚律师事务所

2、律师姓名:邹明春

3、结论性意见:认为公司本次股东大会的召集、召开程序、大会议案、出席会议人员的资格及大会表决程序符合法律、法规、规章、规则及《公司章程》有关规定,会议通过的决议合法、有效。

六、备查文件

1、大冶特殊钢股份有限公司关于召开二 00 五年年度股东大会的通知、决议、公告

2、湖北得伟君尚律师事务所关于本次股东大会的法律意见书

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 4 月 20 日

****

完

香港,二零零六年四月二十日


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 **2006** 年第一季度報告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。



大冶特殊钢股份有限公司
DAYE SPECIAL STEEL CO., LTD.

2006年第一季度报告

董事长:蔡星海

大冶特殊钢股份有限公司 2006 年第一季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 没有董事声明对季度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 公司董事李松兴先生、罗铭韬先生因公外出，均委托董事蔡星海先生出席本次董事会会议，并代为行使表决权。

1.4 公司本季度财务报告未经审计。

1.5 公司董事长蔡星海先生、总经理钱刚先生、总会计师王培熹先生声明：保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	G 冶特钢	变更前简称(如有)	大冶特钢
股票代码	000708		
	董事会秘书	证券事务代表	
姓名	王培熹	王平国	
联系地址	湖北省黄石市黄石大道 316 号	湖北省黄石市黄石大道 316 号	
电话	0714-6296896	0714-6293836	
传真	0714-6296261	0714-6296570	
电子邮箱	Dytg0708@163.com	Dytg0708@163.com	

2.2 财务资料

2.2.1 主要会计数据及财务指标

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产(元)	3,019,397,772	3,173,131,050	(4.84)
股东权益(不含少数股东权益)(元)	1,029,878,530	968,479,228	6.34
每股净资产(元)	2.292	2.155	6.36
调整后的每股净资产(元)	2.287	2.150	6.37
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
经营活动产生的现金流量净额(元)	67,703,093	67,703,093	(53.86)
每股收益(元)	0.104	0.104	3,366.67
每股收益[注](元)	0.104	0.104	3,366.67
净资产收益率(%)	4.54	4.54	增加 4.39 个百分点
扣除非经常性损益后的净资产收益率(%)	4.48	4.48	增加 4.17 个百分点
非经常性损益项目		金额(元)	
营业外收入		603,170	
营业外支出		0	
合计		(603,170)	

2.2.2 利润表

单位：(人民币)元

项 目	本期数	上年同期数
一、主营业务收入	1,096,820,684	1,140,742,200
减：主营业务成本	1,013,492,622	1,094,399,225
主营业务税金及附加	0	5,728,652
二、主营业务利润	83,328,062	40,614,323
加：其他业务利润	3,179,894	2,771,787
减：营业费用	13,778,110	9,150,166
管理费用	15,262,936	13,781,167
财务费用	11,324,752	17,767,729
三、营业利润	46,142,158	2,687,048
加：投资收益		
补贴收入		
营业外收入	603,170	87,951
减：营业外支出		1,487,571
四、利润总额	46,745,328	1,287,428
减：所得税		
减：少数股东收益		
五、净利润	46,745,328	1,287,428

2.3 报告期末股东总数及前十名流通股东持股数

报告期末股东总数	49,831	
前十名无限售条件流通股股东持股情况		
股东名称（全称）	期末持有无限售条件流通股股份数量	种类（A、B、H股或其它）
中国工商银行－南方避险增值基金	12,234,597	A股
中国工商银行－诺安股票证券投资基金	7,954,502	A股
中信证券－中国银行－中信证券避险共赢集合资产管理计划	3,775,897	A股
高红芳	3,514,996	A股
张辉艳	2,373,536	A股
中信证券－中信－中信理财 2 号集合资产管理计划	1,590,153	A股
徐菁菁	1,267,524	A股
林浩	1,170,273	A股

宁波凯建投资管理有限公司	1,109,171	A股
广东南方股权托管有限公司	1,020,000	A股

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

报告期内，面临着钢材价格同比下降、资源运输紧张、贵重合金价格波动大的严峻形势，公司切实转变经济增长方式，注重新品开发，增加高级轴承钢、齿轮钢、弹簧钢、大规格棒材等高效产品的生产，提升产品的档次和质量；通过加强与供应商的战略合作、优化工艺流程、落实挖潜降本指标体系，使成本大幅下降；通过增加直供比、开拓铁路、军工、船舶、石化等高端市场和潜在市场，使主导产品的市场占有率明显提高，公司生产经营步入稳定、持续发展的轨道。在钢、钢材同比略有增长、销售收入略有下降的情况下，销售成本下降幅度更大，主营业务利润、利润总额、净利润大幅增长，经济效益的增长幅度大大超过产量的增长幅度。主要生产经营指标为：生产特殊钢 26.09 万吨，生产特殊钢材 27.52 万吨，分别同比增长 5.12%、3.54%；实现主营业务收入 109,682 万元，主营业务成本 101,349 万元，分别同比降低 3.85%、7.39%；实现主营业务利润 8,333 万元，实现利润总额和净利润均为 4,675 万元，分别同比增长 1.05 倍、35.31 倍。

3.1.1 占主营收入或主营业务利润总额 10%以上的主营行业或产品情况

√适用 □不适用

	主营业务收入(元)	主营业务成本(元)	毛利率（%）
按行业分类：			
船舶行业	2,719,429	2,382,867	12.38
钢压延加工业	327,933,440	300,187,776	8.46
工具制造业	63,031,677	59,712,603	5.27
锅炉及原动力机械制造业	112,928,091	97,697,715	13.49
航空航天	7,496,456	6,076,219	18.95
汽车	412,692,933	395,950,898	4.06

石油天然气开采业	45,017,146	40,373,389	10.32
铁路行业	46,354,043	38,693,487	16.53
轴承行业	78,647,469	72,417,668	7.92
合计	1,096,820,684	1,013,492,622	7.60
按产品分类:			
炭结	292,835,092	280,355,554	4.26
炭工	179,062	146,140	18.39
弹簧	145,469,139	143,941,356	1.05
轴承	125,186,628	114,503,982	8.53
合工	1,179,094	977,389	17.11
冲模	52,327,067	46,957,567	10.26
合结	472,495,529	420,320,360	11.04
高工不锈	4,936,.459	4,771,889	3.33
特殊合金管坯	2,212,614	1,518,385	31.38
合计	1,096,820,684	1,013,492,622	7.6
其中：关联交易	233,225,113	209,259,206	10.28

3.1.2　公司经营的季节性或周期性特征

□适用　√不适用

3.1.3　报告期利润构成情况（主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明）

√适用　□不适用

项　目	金　额（万元）		占利润总额的比例（%）		
	报告期2006年1-3月	前一报告期2005年度	报告期 2006年1-3月	前一报告期2005年度	增减（+/- ）百分点
利润总额	4,674.53	8,036.75			
主营业务利润	8,332.81	22,370.42	178.26	278.35	(100.09)
其他业务利润	317.99	1,186.09	6.80	14.76	(7.96)
期间费用	4,036.58	14,858.67	86.35	184.88	(98.53)
投资收益					0.00
补贴收入		30.00	0.00	0.37	(0.37)
营业外收支净额	60.32	(691.10)	1.29	(8.60)	9.89

重大变化及原因
主营业务利润、其他业务利润、期间费用占利润总额的比例较前一报告期下降的主要原因是报告期内利润总额增长所致。 营业外收支净额较前一报告期增加主要系本报告期内没有发生营业外支出项目所致。

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□适用 √不适用

3.1.5 主营业务盈利能力（毛利率）与前一报告期相比发生重大变化的情况及其原因说明

√适用 □不适用

本报告期主营业务盈利能力即毛利率为 7.60%，较前一报告期 2005 年年度毛利率 5.57%上升 2.03 个百分点。主要原因是报告期内调整品种结构，加大高附加值产品和新产品的开发力度，其中，毛利率比上一报告期增长较大的有船舶行业钢、高压锅炉管坯钢、轴承行业钢等，分别增长 7.41 个百分点、5.13 个百分点、4.21 个百分点。

3.2 重大事项及其影响和解决方案的分析说明

√适用 □不适用

(1)报告期内，公司于 1 月 12 日召开了股权分置改革的相关股东会议，通过了公司股改方案，并于 1 月 25 日、2 月 7 日分别发布了股改方案实施公告及公司股份结构变动公告、公司股票简称变动公告。相关公告分别刊登在 2006 年 1 月 13 日、1 月 25 日、2 月 7 日的《中国证券报》上。

(2)报告期内，公司于 1 月 24 日分别召开了第四届董事会第九次会议、第四届监事会第五次会议，分别审议通过了《关于换补公司董事的议案》、《关于换补公司监事的议案》，并于 2 月 15 日召开了公司 2006 年第一次临时股东大会，审议通过了上述议案。第四届董事会第九次会议还审议通过了《关于调整公司高级管理人员的议案》。相关公告刊登在 2006 年 1 月 25 日、2 月 16 日的《中国证券报》上。

(3)报告期内，公司召开第四届董事会第十次会议，选举蔡星海先生为公司董事

长，审议通过了《关于公司第四届董事会相关专业委员会组成人员的议案》、《关于修改公司独立董事工作制度的议案》、《公司投资者关系工作管理制度》。相关公告刊登在 2006 年 2 月 16 日的《中国证券报》上。

(4) 非经营性资金占用及清欠进展情况

大股东及其附属企业非经营性占用上市公司资金余额		本期清欠总额(万元)	清欠方式	清欠金额（万元）	清欠时间
期初(万元)	期末(万元)				
2,353.41	2,322.22	31.19	以劳务款抵偿	31. 19	2006 年 3 月
9,170.41	9,170.41		已全额计提坏帐准备		
大股东及其附属企业非经营性占用上市公司资金及清欠情况的具体说明	①原大股东冶钢集团有限公司占用公司资金2,353万元，公司计划于2006年12月前清偿完。报告期内，冶钢集团用劳务款偿还了31.19万元，余下2,322.22万元按计划用转让170无缝钢管公司、无缝钢管公司资产的余款来清偿。 ②原大股东控制的冶钢集团进出口公司占用公司资金9,170万元，已全额计提坏帐准备。				

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

√适用 □不适用

报告期内，公司对产成品计价方式的会计政策进行调整：即由后进先出法调整为加权平均法。

报告期内，公司对固定资产会计估计进行变更（具体见 2006 年 4 月 7 日刊登在《中国证券报》C22 版的《公司第四届董事会第十二会议决议公告》)。

3.4 经审计且被出具“非标意见”情况下董事会和监事会出具的相关说明

□适用 √不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

□适用 √不适用

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用 √不适用

3.7 原非流通股东在股权分置改革过程中做出的特别承诺及其履行情况

√适用 □不适用

股东名称	特别承诺	承诺履行情况

<table>
<tr><td rowspan="2">湖北新冶钢有限公司</td><td>1、承诺赋予流通股股东一项认沽权利：在2007年2月6日当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股，在2007年2月7日至2007年3月8日期间内的任何一个交易日内，以每股3.80元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。
2、承诺自股改方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元优质资产的提案。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的流通股股东以货币资金形式追加对价每1股0.053元。
3、承诺于股权分置改革相关股东会议的股权登记日之前，敦促本公司的原关联方—冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司偿还两者所欠本公司合计18,887.77万元的债务，并为该等债务提供不可撤销的连带责任保证。</td><td>1、具体实施办法将于2007年2月6日之前一个月内公告。在股改相关股东会议股权登记日前，新冶钢在证券监管部门指定的银行帐户内存入126,950,400元的资金作为履约保证金，申请冻结至承诺有效期届满之日后，并获得经证券监管部门认可的商业银行对全部履行认沽权所需资金的80%的不可撤销的连带责任担保。
2、具体办法另行公告。
3、在股改相关股东会议股权登记日前，冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司1.8亿元款项已按期收回。</td></tr>
<tr><td>4、承诺有限售条件股份的限售期为36个月。</td><td rowspan="11">公司受托在中国证券登记结算有限责任公司深圳分公司按承诺的限售期办理了股份的锁定手续。</td></tr>
<tr><td>中信泰富（中国）投资有限公司</td><td>承诺有限售条件股份的限售期为36个月</td></tr>
<tr><td>东风汽车公司</td><td>承诺有限售条件股份的限售期为18个月</td></tr>
<tr><td>襄阳汽车轴承股份有限公司</td><td>承诺有限售条件股份的限售期为24个月</td></tr>
<tr><td>湖北正智资产管理有限公司</td><td>承诺有限售条件股份的限售期为18个月</td></tr>
<tr><td>中国一拖集团有限公司</td><td>承诺有限售条件股份的限售期为18个月</td></tr>
<tr><td>中国北车集团北京南口机车车辆机械厂</td><td>承诺有限售条件股份的限售期为24个月</td></tr>
<tr><td>无锡市宏裕百货商店</td><td>承诺有限售条件股份的限售期为15个月</td></tr>
<tr><td>上海宏成物业有限公司</td><td>承诺有限售条件股份的限售期为24个月</td></tr>
<tr><td>北内集团总公司</td><td>承诺有限售条件股份的限售期为18个月</td></tr>
<tr><td>无锡市国联投资管理咨询有限公司</td><td>承诺有限售条件股份的限售期为24个月</td></tr>
</table>

大冶特殊钢股份有限公司

董　事　会

2006年4月20日

资产负债表

编制单位：大冶特殊钢股份有限公司　　2006年3月31日　　单位：人民币元

项　目	期末数	期初数

流动资产：		
货币资金	67,543,589	172,948,816
短期投资	3,000,000	3,000,000
应收票据	236,601,921	161,314,079
应收股利		
应收利息		
应收帐款	53,555,429	78,232,851
其他应收款	33,330,055	34,207,714
预付帐款	252,729,887	264,072,344
应收补贴款		
存货	636,006,649	712,235,113
待摊费用		
待处理流动资产净损失		
一年内到期的长期债权投资		
其他流动资产		
流动资产合计	1,282,767,530	1,426,010,917
长期投资：		
长期股权投资	2,659,621	2,659,621
长期债权投资		
长期投资合计	2,659,621	2,659,621
减：长期投资减值准备	2,659,621	2,659,621
长期投资净额		
固定资产：		
固定资产原价	2,610,831,755	2,612,146,751
减：累计折旧	1,104,401,901	1,078,456,022
固定资产净值	1,506,429,854	1,533,690,729
减：固定资产减值准备		
固定资产净额	1,506,429,854	1,533,690,729
工程物资	48,527,601	51,595,494
在建工程	149,742,693	129,678,816
固定资产清理		
固定资产合计	1,704,700,148	1,714,965,039
无形资产及其他资产：		
无形资产	31,930,094	32,155,094
长期待摊费用		
其他长期资产		
无形资产及其他资产合计	31,930,094	32,155,094
递延税项：		
递延税款借项		
资产总计	3,019,397,772	3,173,131,050

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培熹

资 产 负 债 表（续）

编制单位：大冶特殊钢股份有限公司　　2006年3月31日　　单位：人民币元

项　　目	期末数	期初数
短期借款	161,170,000	289,670,000
应付票据	140,849,000	242,790,000
应付帐款	666,322,991	687,388,757
预收帐款	106,948,179	76,455,370
应付工资	9,813,529	10,013,529
应付福利费	9,571,234	9,378,060
应付股利	53,700	53,700
应交税金	36,373,621	41,954,265
其他应交款	27,892,617	27,925,921
其他应付款	113,586,620	120,596,324
预提费用	49,190,084	32,240,441
一年内到期的长期负债	267,747,667	266,185,455
其他流动负债		
流动负债合计	1,589,519,242	1,804,651,822
长期负债：		
长期借款	400,000,000	400,000,000
应付债券		
长期应付款		
住房周转金		
其他长期负债		
长期负债合计	400,000,000	400,000,000
递延税项：		
递延税款贷项		
负债合计	1,989,519,242	2,204,651,822
少数股东权益：		
股东权益：		
股本	449,408,480	449,408,480
减：已归还投资		
股本净额	449,408,480	449,408,480
资本公积	464,413,791	449,759,817
盈余公积	52,430,306	52,430,306
其中：公益金		
未分配利润	63,625,953	16,880,625
股东权益合计	1,029,878,530	968,479,228
负债和股东权益总计	3,019,397,772	3,173,131,050

公司负责人：蔡星海　　　　公司总经理：钱刚　　　　主管会计工作负责人：王培熹

利 润 表

编制单位：大冶特殊钢股份有限公司　　2006年一季度　　单位：人民币元

项　　目	本期数	上年同期数
一、主营业务收入	1,096,820,684	1,140,742,200
减：主营业务成本	1,013,492,622	1,094,399,225
主营业务税金及附加		5,728,652
二、主营业务利润	83,328,062	40,614,323
加：其他业务利润	3,179,894	2,771,787
减：营业费用	13,778,110	9,150,166
管理费用	15,262,936	13,781,167
财务费用	11,324,752	17,767,729
三、营业利润	46,142,158	2,687,048
加：投资收益		
补贴收入		
营业外收入	603,170	87,951
减：营业外支出		1,487,571
四、利润总额	46,745,328	1,287,428
减：所得税		
减：少数股东收益		
五、净利润	46,745,328	1,287,428

补充资料：		
项　　目		
1. 出售、处置部门或被投资单位所得收益		
2. 自然灾害发生的损失		
3. 会计政策变更增加(或减少)利润总额		
4. 会计估计变更增加(或减少)利润总额		
5. 债务重组损失	-	1,059,806
6. 其他		

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培熹

现 金 流 量 表

编制单位：大冶特殊钢股份有限公司　　2006年一季度　　单位：人民币元

项　　目	行次	金额
一、经营活动产生的现金流量：		
销售商品、提供劳务收到的现金	1	1,304,499,679
收到的税费返还	2	
收到的其他与经营活动有关的现金	3	3,912,389
现金流入小计	4	1,308,412,068
购买商品、接受劳务支付的现金	5	1,155,103,741
支付给职工以及为职工支付的现金	6	17,121,015
支付的各项税费	7	62,056,469
支付的其他与经营活动有关的现金	8	6,427,750
现金流出小计	9	1,240,708,975
经营活动产生的现金流量净额	**10**	67,703,093
二、投资活动产生的现金流量：	11	
收回投资所收到的现金	12	
取得投资收益所收到的现金	13	
处置固定资产、无形资产和其他长期资产所收回的现金净额	14	210,000
收到的其他与投资活动有关的现金	15	
现金流入小计	16	210,000
购建固定资产、无形资产和其他长期资产所支付的现金	17	12,857,986
投资所支付的现金	18	
支付的其他与投资活动有关的现金	19	
现金流出小计	20	12,857,986
投资活动产生的现金流量净额	**21**	(12,647,986)
三、筹资活动产生的现金流量：	22	
借款所收到的现金	23	
收到的其他与筹资活动有关的现金	**24**	576,761
开出银行票据与取得借款所减少支付的保证金	25	62,826,599
现金流入小计	26	63,403,360
偿还债务所支付的现金	27	128,500,000
分配股利或利润、利息所支付的现金	28	10,669,048
支付的其他与筹资活动有关的现金	29	34,971
现金流出小计	30	139,204,019
筹资活动产生的现金流量净额	**31**	(75,800,659)
四、汇率变动对现金的影响	32	
五、现金及现金等价物净增加额	**33**	(20,745,552)

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培熹

现 金 流 量 表（续）

编制单位：大冶特殊钢股份有限公司　　2006年一季度　　单位：人民币元

补　充　资　料	行次	金 额
1、将净利润调节为经营活动现金流量：	35	
净利润	36	46,745,328
加：少数股东损益	37	
加：计提的资产减值准备	38	
固定资产折旧	39	26,566,591
无形资产摊销	40	225,000
长期待摊费用摊销	41	
待摊费用减少（减：增加）	42	
预提费用增加（减：减少）	43	2,307,606
处置固定资产\无形资产和其他长期资产的损失（减:收益）	44	
固定资产报废损失	45	
财务费用	46	11,324,752
投资损失（减：收益）	47	
递延税款贷项（减：借项）	48	
存货的减少（减：增加）	49	79,477,926
经营性应收项目的减少（减：增加）	50	(18,499,155)
经营性应付项目的增加（减：减少）	51	(80,444,955)
其他	52	
经营活动产生的现金流量净额	53	67,703,093
2、不涉及现金收支的投资和筹资活动	54	
债务转为资本	55	
一年内到期的可转换公司债券	56	
融资租入固定资产	57	
3、现金及现金等价物净增加情况：	58	
现金的期末余额	59	48,785,587
减：现金的期初余额	60	69,531,139
加：现金等价物的期末余额	61	
减：现金等价物的期初余额	62	
现金及现金等价物净增加额	63	(20,745,552)

公司负责人：蔡星海　　公司总经理：钱刚　　主管会计工作负责人：王培熹

****

完

香港，二零零六年四月二十一日


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的經修訂公司章程。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司章程

（2006年4月20日公司2005年年度股东大会通过）

第一章 总 则

第一条 为维护大冶特殊钢股份有限公司（以下简称“公司”）及其股东和债权人的合法权益的组织和行为，根据《中华人民共和国公司法》（以下简称《公司法》）和其他有关规定，制订本章程。

第二条 公司经湖北省经济体制改革委员会“鄂改［1993］178号”文件批准，以定向募集方式设立，在湖北省工商行政管理局注册登记，取得营业执照。

《公司法》实施后，公司依照《公司法》进行了规范，并依法履行了重新登记手续。

现公司系依照《公司法》、《关于设立外商投资股份有限公司若干问题的暂行规定》和国家其他有关法律、行政法规设立的外商投资股份有限公司。

第三条 经中国证券监督管理委员会批准，公司于1997年3月14日首次向社会公众发

行人民币普通股70,000,000股，全部为向境内投资人发行的以人民币认购的内资股，于1997年3月26日在深圳证券交易所上市。

第四条　公司注册名称；大冶特殊钢股份有限公司

英文全称；DAYE SPECIAL STEEL CO.，LTD.

第五条　公司住所；湖北省黄石市黄石大道316号

邮政编码；435001

第六条　公司注册资本为人民币449,408,480元。

第七条　公司为永久存续的股份有限公司。

第八条　董事长为公司的法定代表人。

第九条　公司全部资产分为等额股份，股东以其所持股份为限对公司承担责任，公司以其全部资产对公司的债务承担责任。

第十条　本公司章程自生效之日起，即成为规范公司的组织与行为、公司与股东、股东与股东之间权利义务关系的、具有法律约束力的文件。股东可以依据公司章程起诉公司；公司可以依据公司章程起诉股东、董事、独立董事、监事、总经理和其他高级管理人员；股东可以依据公司章程起诉股东；股东可以依据公司章程起诉公司的董事、监事、总经理和其他高级管理人员。

第十一条　本章程所称其他高级管理人员是指公司的副总经理、总工程师、董事会秘书、财务负责人。

第二章　经营宗旨和营业范围

第十二条　公司的经营宗旨；拓宽融资渠道，提高科技水平，充分发挥全体员工的主动性、积极性和创造性，发展特殊钢业务．成为具有国际水平的特殊钢企业，并使全体股东获得良好的经济效益。

第十三条　经公司登记机关核准，公司经营范围是；钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

公司根据市场情况、业务发展需要和自身能力，经股东大会批准，并经公司登记机关核准，可以调整经营范围。

第三章　股份

第一节　股份发行

第十四条　公司的股份采取股票的形式。

第十五条　公司发行的所有股份均为普通股。

第十六条　公司股份的发行，实行公开、公平、公正的原则，同股同权、同股同利。

第十七条　公司发行的股票，以人民币标明面值。

第十八条　公司发行的全部股份，在中国证券登记结算有限责任公司深圳分公司集中托管。

第十九条　公司成立时经批准发行的普通股总数为275，300，000股，其中向发起人发行的股份数额为：大冶钢厂（现变更为冶钢集团有限公司，国家股）225，300，000股；东风汽车公司7，000，000股；襄阳轴承厂（现变更为襄阳汽车轴承股份有限公司）3，000，000股。发起人股份总数为235，300，000股，占公司成立时发行普通股总数的85．47%。

2004年12月20日，湖北新冶钢有限公司和中信泰富（中国）投资有限公司通过司法拍卖的方式分别合法受让发起人之一冶钢集团有限公司持有公司的48,000,000股股份以及126,618,480股股份，分别占公司总股本的10.68%和28.18%，受让完成后，该等股份的性质为社会法人股。

第二十条　公司的股本结构为：普通股449,408,480股，其中，发起人持有11,400,000股，其他内资股股东持有311,390,000股，外资法人股股东持有126,618,480股。

第二十一条 公司或公司的子公司（包括公司的附属企业）不以赠与、垫资、担保、补偿或贷款等形式，对购买或者拟购买公司股份的人提供任何资助。

第二节　股份增减和回购

第二十二条　公司根据经营和发展的需要，依照法律、法规的规定，经股东大会分别作出决议，可以采用下列方式增加资本：

（一）向社会公众发行股份；

（二）向现有股东配售股份；

（三）向现有股东派送红股；

（四）以公积金转增股本；

（五）法律、行政法规规定以及国务院证券主管部门批准的其他方式。

第二十三条　公司可以减少注册资本。公司减少注册资本，按照《公司法》以及其他有关规定的程序，由公司股东大会决议通过，并授权董事会办理。

第二十四条　公司不得收购本公司股份。但是，有下列情形之一的除外：

（一）减少公司注册资本；

（二）与持有本公司股份的其他公司合并；

（三）将股份奖励给本公司职工；

（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的。

公司因前款第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照前款规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。

公司依照第一款第（三）项规定收购的本公司股份，不得超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当在一年内转让给职工。

第二十五条　公司购回股份，可以下列方式之一进行：

（一）向全体股东按照相同比例发出购回要约；

（二）通过公开交易方式购回；

（三）法律、行政法规规定和国务院证券主管部门批准的其他情形。

第二十六条　公司增加或者减少注册资本，应当依法向工商行政管理部门申请办理注册资本的变更登记。

第三节　股份转让

第二十七条　公司的股份可以依法转让。

第二十八条　公司不接受本公司的股票作为质押权的标的。

第二十九条　发起人持有的本公司股份，自公司成立之日起一年内不得转让。

公司董事、监事、高级管理人员应当向公司申报所持有的本公司的股份及其变动情况，在任职期间每年转让的股份不得超过其所持有本公司股份总数的百分之二十五；所持本公司股份自公司股票上市交易之日起一年内不得转让。离职后半年内，不得转让其所持有的本公司股份。

第三十条　持有公司百分之五以上有表决权的股份的股东，将其所持有的公司股票在买入之日起六个月以内卖出，或者在卖出六个月以内又买入的，由此获得的利润归公司所有。

前款规定适用于持有公司百分之五以上有表决权股份的法人股东的董事、监事、总经理和其他高级管理人员。

第四章　股东和股东大会

第一节　股东

第三十一条　公司股东为依法持有公司股份的人。

股东按其所持有股份的种类享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

第三十二条　股东名册是证明股东持有公司股份的充分证据。

第三十三条　公司依据证券登记机构提供的凭证建立股东名册。

公司与中国证券登记结算有限责任公司深圳分公司签定了股份保管协议，定期查询主要股东资料及主要股东的持股变更（包括股权的出质）情况，及时掌握公司的股权结构。

第三十四条　公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，由董事会决定某一日为股权登记日，股权登记日结束时的在册股东为公司股东。

第三十五条　公司股东享有下列权利：

（一）依照其所持有的股份份额获得股利和其他形式的利益分配；

（二）参加或者委派股东代理人参加股东会议；

（三）依照其所持有的股份份额行使表决权；

（四）对公司的经营行为进行监督，提出建议或者质询；

（五）依照法律、行政法规及本章程的规定转让、赠与或质押其所持有的股份；

（六）股东有权查阅公司章程、股东名册、公司债券存根、董事会会议决议、监事会会议决议、财务会计报告。

（七）依照法律及本章程的规定获得有关信息，包括；

1、缴付成本费用后得到公司章程；

2、缴付合理费用后有权查阅和复印；

（1）本人持股资料；

（2）股东大会会议记录；

（3）已公告的中期报告、年度报告、季度报告；

（4）公司股本总额、股本结构。

（八）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；

（九）法律和行政法规所赋予的其他权利。

第三十六条　股东提出查阅前条所述有关信息或者索取资料的，应当向公司提供证明其持有公司股份的种类以及持股数量的书面文件，公司经核实股东身份后按照股东的要求予以提供。

第三十七条　公司股东大会、董事会的决议内容违反法律、行政法规的无效。

股东大会、董事会的会议召集程序、表决方式违反法律、行政法规或者公司章程，或者决议内容违反公司章程的，股东可以自决议作出之日起六十日内，请求人民法院撤销。

第三十八条　公司股东承担下列义务：

（一）遵守公司章程；

（二）依其所认购的股份和入股方式缴纳股金；

（三）除法律、法规规定的情形外，不得退股；

（四）法律、行政法规规定应当承担的其他义务。

第三十九条　持有公司百分之五以上有表决权股份的股东，将其持有的股份进行质押的，应当自该事实发生之日起三个工作日内，向公司作出书面报告。

第四十条　公司控股股东及实际控制人对公司和公司社会公众股股东负有诚信义务。控股股东应严格依法行使出资人的权利，控股股东不得利用关联交易、利润分配、资产重组、对外投资、资金占用、借款担保等方式损害公司和社会公众股股东的合法权益，不得利用其控股地位损害公司和社会公众股股东的利益。。

第四十一条　本章程所称“控股股东”是指具备下列条件之一的股东；

（一）此人单独或者与他人一致行动时，可以选出半数以上的董事；

（二）此人单独或者与他人一致行动时，可以行使公司百分之三十以上的表决权或者可控制公司百分之三十以上表决权的行使；

（三）此人单独或者与他人一致行动时，持有公司百分之三十以上的股份；

（四）此人单独或者与他人一致行动时，可以以其他方式在事实上控制公司。

本条所称“一致行动”是指两个或者两个以上的人以协议的方式（不论口头或者书面）达成一致，通过其中任何一人取得对公司的投票权，以达到或者巩固控制公司的目的的行为。

第二节　股东大会

第四十二条　股东大会是公司的权力机构，依法行使下列职权：

（一）决定公司经营方针和投资计划；

（二）选举和更换董事、独立董事，决定有关董事的报酬和独立董事的津贴事项；

（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本作出决议；

（九）对发行公司债券作出决议；

（十）对公司合并、分立、解散和清算等事项作出决议；

（十一）修改公司章程；

（十二）对公司聘用、解聘会计师事务所作出决议；

（十三）审议代表公司发行在外有表决权股份总额的百分之三以上的股东的提案；

（十四）审议法律、法规规定应当由股东大会决定的其他事项。

第四十三条　公司应制订股东大会议事规则，作为公司章程的附件，由董事会拟定，报股东大会批准。

第四十四条　股东大会应当在《公司法》规定的范围内行使职权，不得干涉股东对自身权利的处分。公司应在股东大会合法、有效的前提下，通过各种方式和途径包括提供网络形式的投票平台等现代信息技术手段，扩大社会公众股股东参与股东大会的比例。

公司召开股东大会，同一股份只能选择现场投票、网络投票或符合规定的其他投票方式中的一种方式。公司股东大会实施网络投票，应按有关实施办法办理。

第四十五条　股东大会分为股东年会和临时股东大会。股东年会每年召开一次，并应于上一个会计年度完结之后的六个月之内举行。

公司在上述期限内因故不能按时召开股东大会的，应当报告深圳证券交易所，说明原因并公告。

第四十六条　有下列情形之一的，公司在事实发生之日起两个月以内召开临时股东大会：

（一）董事人数不足八人时；

（二）公司未弥补的亏损达股本总额的三分之一时；

（三）单独或者合并持有公司有表决权股份总数百分之十（不含投票代理权）以上的股东书面请求时；

（四）董事会认为必要时；

（五）二分之一以上独立董事提议时；

（六）监事会提议召开时。

第四十七条　临时股东大会只对通知中列明的事项作出决议。临时股东大会审议通知中列明的提案内容时，对涉及本章程第八十一条所列的提案内容不得进行变更；任何变更都应视为一个新的提案，不得在本次股东大会上进行表决。

第四十八条　股东大会会议由董事会召集，董事长主持；董事长不能履行职务的，由董事长指定的其它董事主持；董事长不履行职务，也未指定其他董事代行职务的，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东大会会议职责的，监事会应当及时召集和主持；监事会不召集和主持的，连续九十日以上单独或者合计持有公司百分之十以上股份的股东可以自行召集和主持。

第四十九条　公司召开股东大会，应当将会议召开的时间、地点和审议的事项于会议召开二十日前通知各股东；临时股东大会应当于会议召开十五日前通知各股东；涉及公司章程第七十七条中特定事项时，公司发布股东大会通知后，应当在股权登记日后三日内再次公告股东大会通知。

第五十条　股东大会的通知包括以下内容：

（一）会议的日期、地点、召集人和会议期限；

（二）提交会议审议的事项；

（三）投票方式，除现场投票外，是否采取网络投票或符合规定的其他投票方式，及网络投票方式或符合规定的其他投票方式的时间、投票程序以及审议的事项；

（四）有权出席股东大会股东的股权登记日；

（五）投票代理委托书的送达时间和地点；

（六）会务常设联系人姓名、电话号码。

会议通知还应以明显的文字说明：“全体股东均有权出席股东大会，并可以委托代理人出席会议和参加表决，该股东代理人不必是公司的股东。”

第五十一条　股东可以亲自出席股东大会，也可以委托代理人代为出席和表决。股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其正式委任的代理人签署。

董事会、独立董事和符合相关规定条件的股东可以向公司股东征集其在股东大会上的投票权。投票权征集应采取无偿的方式进行，并应向被征集人充分披露信息。

第五十二条　个人股东亲自出席会议的，应出示本人身份证和持股凭证；委托代理他人出席会议的，应出示本人身份证、代理委托书和持股凭证。

法人股东应由法定代表人或者法定代表人委托的代理人出席会议。法定代表人出席会议的，应出示本人身份证、能证明其具有法定代表人资格的有效证明和持股凭证；委托代理人出席会议的，代理人应出示本人身份证、法人股东单位的法定代表人依法出具的书面委托书和持股凭证。

第五十三条　股东出具的委托他人出席股东大会的授权委托书应当载明下列内容：

（一）代理人的姓名；

（二）是否具有表决权；

（三）分别对列入股东大会议程的每一审议事项投赞成、反对或弃权票的指示；

（四）对可能纳入股东大会议程的临时提案是否有表决权，如果有表决权应行使何种表决权的具体指示；

（五）委托书签发日期和有效期限；

（六）委托人签名（或盖章）。委托人为法人股东的，应加盖法人单位印章。

委托书应当注明如果股东不作具体指示，股东代理人是否可以按自己的意愿表决。

第五十四条　投票代理委托书至少应当在有关会议召开前二十四小时备置于公司住所，或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，和投票代理委托书均需备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，由其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东大会。

第五十五条　出席会议人员的签名册由公司负责制作。签名册载明参加会议人员姓名（或单位名称）、身份证号码、住所地址、持有或者代表有表决权的股份数额、被代理人姓名（或单位名称）等事项。

第五十六条　单独或者合并持有公司有表决权股份总数百分之十（不含投票代理权）以上的股东（下称："提议股东"）或者独立董事或者监事会提议董事会召开临时股东大会时，应书面向董事会提出会议议题和内容完整的提案。书面提案应当报中国证监会湖北监管局和深圳证券交易所备案。提议股东或者独立董事或者监事会应当保证提案内容符合法律、法规和公司章程的规定。董事会在收到独立董事、监事会的书面提议后应当在十五日内发出召开股东大会的通知，召开程序应当符合法律法规及本章程的规定。

第五十七条　对于提议股东要求召开临时股东大会的书面提案，董事会应当依据法律法规和《公司章程》决定是否召开股东大会。董事会应当在收到书面提议后十五日内反馈给提议股东并报告中国证监会湖北监管局和深圳证券交易所。董事会作出同意召开临时股东大会决定的，应当发出召开股东大会的通知，通知中对原提案的变更应当征得提议股东的同意。通知发出后，董事会不得再提出新的提案，未征得提议股东的同意也不得再对股东大会召开的时间进行变更或推迟。

第五十八条　董事会认为提议股东的提案违反法律、法规和《公司章程》的规定，应当作出不同意召开股东大会的决定，并将反馈意见通知提议股东。提议股东可在收到通知之日

起十五日内决定放弃召开临时股东大会，或者自行发出召开临时股东大会的通知。提议股东决定放弃或发出自行召开临时股东大会的通知，应当书面通知董事会，并报告中国证监会湖北监管局和深圳证券交易所备案。

第五十九条　提议股东决定自行召开临时股东大会的，提案内容不得增加新的内容，否则提议股东应按上述程序重新向董事会提出召开股东大会的请求，会议地点应当为公司所在地。

第六十条　对于提议股东决定自行召开的临时股东大会，董事会及董事会秘书应切实履行职责。董事会应当保证会议的正常秩序，会议费用的合理开支由公司承担。会议由董事会负责召集，董事会秘书必须出席会议，董事、监事应当出席会议；董事长负责主持会议，董事长因特殊原因不能履行职务时，由其他董事主持；董事会应当聘请有证券从业资格的律师出具法律意见。召开程序应当符合法律法规及本章程的规定。

第六十一条　董事会未能指定董事主持股东大会的，提议股东在报经中国证监会湖北监管局备案后会议由提议股东主持；提议股东应当聘请有证券从业资格的律师，按照本章程第九十五条的规定出具法律意见，律师费用由提议股东自行承担；董事会秘书应切实履行职责，其余召开程序应当符合法律法规及《公司章程》的规定。

第六十二条　董事会发布召开股东大会的通知后，股东大会不得无故延期，公司因特殊原因必须延期召开股东大会的，应在原定股东大会召开前至少五个工作日发布延期通知，董事会在延期召开通知中应说明原因，并公布延期后的召开日期。

公司延期召开股东大会的，不得变更原通知规定的有权出席股东大会股东的股权登记日。

第六十三条　董事会人数不足八人，或者公司未弥补亏损额达到股本总额的二分之一，董事会未在规定期限内召集临时股东大会的，监事会或者股东可以按照本章程第五十六条、五十七条、五十八条、五十九条、六十条、六十一条规定的程序自行召集临时股东大会。

第三节　股东大会提案

第六十四条　股东大会的提案是针对应当由股东大会讨论的事项所提出的具体议案。股东大会讨论和决定的事项应当依据《公司法》和《公司章程》的规定确定。年度股东大会可以讨论《公司章程》规定的任何事项。 临时股东大会对通知中列明的事项作出决议。

第六十五条　股东大会提案应当符合下列条件：

（一）内容与法律、法规和本章程的规定不相抵触，并且属于公司经营范围和股东大会职责范围；

（二）有明确议题和具体决议事项；

（三）以书面形式提交或送达董事会。

第六十六条　单独或者合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交董事会；董事会应当在收到提案后二日内通知其他股东，并将该临时提案提交股东大会审议。临时提案的内容应当属于股东大会职权范围，并有明确议题和具体决议事项。但年度股东大会采用网络投票方式的，提案人提出的临时提案应当至少提前十天由董事会公告。

股东大会不得对通知中未列明的事项或未按照前款规定提出的临时提案作出决议。

第六十七条 对于年度股东大会临时提案，董事会应按以下原则进行审核：

（一）关联性　　董事会对股东提案进行审核，对于股东提案涉及事项与公司有直接关系，并且不超出法律法规和《公司章程》规定的股东大会职权范围的，应提交股东大会讨论。对于不符合上述要求的，不提交股东大会讨论。如果董事会决定不将提案提交股东大会表决，应当在该次股东大会上进行解释和说明。

（二）程序性　　董事会可以对股东提案涉及程序性问题做出决定。如将提案进行分拆或合并表决需征得原提案人同意。原提案人不同意变更的，股东大会会议主持人可以就程序性问题提请股东大会做出决定，并按照股东大会决定的程序进行讨论。

第六十八条　年度股东大会上，董事会应当就前次年度股东大会以来股东大会决议中应由董事会办理的各事项的执行情况向股东大会作出报告。

第六十九条　年度股东大会上，监事会应当宣读有关公司过去一年的监督专项报告，内容包括：

（一）公司财务的检查情况；

（二）董事、高层管理人员执行公司职务时的尽职情况及对有关法律、法规、《公司章程》及股东大会决议的执行情况；

（三）监事会认为应当向股东大会报告的其他重大事件。

监事会认为必要时，还可以对股东大会审议的提案出具意见，并提交独立报告。

第七十条　提出涉及投资、财产处置和收购兼并等提案的，应当充分说明该事项的详情，包括：涉及金额、价格（或计价方法）、资产的账面值、对公司的影响、审批情况等。如果按照有关规定需进行资产评估、审计或出具独立财务顾问报告的，董事会应当在股东大会召开前至少五个工作日公布资产评估情况、审计结果或者独立财务顾问报告。

第七十一条　董事会提出改变募股资金用途提案的，应在召开股东大会的通知中说明改变募股资金用途的原因、新项目的概况及对公司未来的影响。

第七十二条　涉及公开发行股票等需要报送中国证监会核准的事项，应当作为专项提案提出。

第七十三条　注册会计师对公司财务报告出具解释性说明、保留意见、无法表示意见或否定意见的审计报告的，公司董事会应当将导致会计师出具上述意见的有关事项及对公司财务状况和经营状况的影响向股东大会作出说明。如果该事项对当期利润有直接影响，公司董事会应当依据孰低原则确定利润分配预案或者公积金转赠股本预案。

第七十四条　董事会审议通过年度报告后，应当对利润分配方案作出决议，并作为年度股东大会的提案。公司应实施积极的利润分配办法，重视对投资者的合理投资回报。公司董事会未做出现金利润分配预案的，应当在定期报告中披露原因，独立董事应当对此发表独立意见。公司最近三年未进行现金利润分配的，不得向社会公众增发新股、发行可转换公司债券或向原有股东配售股份。股东违规占用公司资金，公司应当扣减该股东所分配的现金红利，以偿还其占用的资金。董事会在提出资本公积转增股本方案时，需详细说明转增原因，并在公告中披露。董事会在公告股份派送或资本公积转增方案时，应披露送转前后对比的每股收益和每股净资产，以及对公司今后发展的影响。

第七十五条　利润分配方案、公积金转增股本方案经公司股东大会批准后，公司董事会应当在股东大会召开后两个月内完成股利（或股份）的派发（或转增）事项。

第四节　股东大会决议

第七十六条　公司股东（包括股东代理人）出席股东大会，所持每一股份有一表决权。但是，公司持有的本公司股份没有表决权。

第七十七条　股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

股东大会对下列特定事项作出决议，须经公司股东大会表决通过，并经参加表决的社会公众股股东所持表决权的半数以上通过，方可实施或提出申请：

（一）公司向社会公众股增发新股（含发行境外上市外资股或其他股份性质的权证）、发行可转换公司债券、向原有股东配售股份（但具有实际控制权的股东在会议召开前承诺全额现金认购的除外）；

（二）公司重大资产重组，购买的资产总价较所购买资产经审计的帐面净值溢价达到或超过 20%以上的；

（三）股东以其持有的公司股权偿还其所欠该公司的债务；

（四）对公司有重大影响的附属企业到境外上市；

（五）在公司发展中对社会公众股股东利益有重大影响的相关事项。

公司召开股东大会审议上述所列事项的，应当向股东提供网络形式的投票平台。

第七十八条　下列事项由股东大会以普通决议通过：

（一）董事会和监事会的工作报告；

（二）董事会拟定的利润分配方案和弥补亏损方案；

（三）董事会和监事会成员的任免及其报酬和支付方法；

（四）公司年度预算方案、决算方案；

（五）公司年度报告；

（六）除法律、行政法规规定应当以特别决议通过以外的其他事项。

第七十九条　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）回购本公司股票；

（六）连续十二个月内购买、出售重大资产超过公司资产总额百分之三十；

（七）股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

第八十条　非经股东大会以特别决议批准，公司不得与董事、总经理和其它高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

第八十一条　年度股东大会和应股东代表或独立董事或监事会的要求召开的股东大会不得采用通讯表决方式；临时股东大会在审议下列事项时，不得采取通讯表决方式：

(一)公司增加或者减少注册资本；

(二)发行公司债券；

(三)公司的分立、合并、解散和清算；

(四)《公司章程》的修改；

(五)利润分配方案和弥补亏损方案；

(六)董事会和监事会成员的任免；

(七)变更募股资金投向；

(八)需股东大会审议的关联交易；

(九)需股东大会审议的收购或出售资产事项；

(十)变更会计师事务所；

(十一)《公司章程》规定的不得通讯表决的其他事项。

第八十二条　董事、监事候选人名单以提案的方式提请股东大会决议。

董事、监事提名的方式和程序为：（一）在章程规定的人数范围内，按照拟选任的人数，由前届董事会、监事会分别提出选任董事、股东代表出任的监事的建议名单，分别经董事会、监事会通过决议后形成董事候选人、股东代表出任的监事候选人名单，提交股东大会选举；（二）持有或者合并持有公司发行在外有表决权股份总数的百分之五以上的股东，有权向公司提出董事候选人和由股东代表出任的监事候选人，但提名的人数必须符合章程的规定。（三）董事会、监事会、单独或者合并持有公司已发行股份百分之一以上的股东可以提出独立董事候选人。独立董事的提名人在提名前应当征得被提名人的同意，提名人应该充分了解被提名人的职业、学历、职称、详细工作经历、全部的兼职等情况，并对其担任独立董事的资格与独立性发表意见，被提名人应就其本人与公司之间不存在任何影响其独立客观判断的关系发表公开声明。公司董事会应当向股东提出候选董事、监事的简历和基本情况。在股东大会召开前披露董事、监事候选人的详细资料和有关内容，保证股东在投票时对候选人有足够的了解。

第八十三条　董事候选人应在股东大会召开之前作出书面承诺，同意接受提名，承诺公开披露的董事候选人达到资料真实、完整并保证当选后切实履行职责。

第八十四条　股东大会采取记名方式投票表决，股东大会所有列入议事日程的提案应当进行逐项表决，不得以任何理由搁置或不予表决。年度股东大会对同一事项有不同提案的，应以提案提出的时间顺序进行表决，对事项作出决议。

股东大会审议董事、监事选举的提案，应当对每一个董事、监事候选人逐个进行表决、改选董事、监事提案获得通过的，新任董事、监事在会议结束之后就立即到任。

第八十五条　股东或其委托代理人通过股东大会网络投票系统行使表决权的表决票数，应当与现场投票的表决票数以及符合规定的其他投票方式的表决票数一起，计入股东大会的表决权总数。投票表决结束后，公司应当对每项议案合并统计现场投票、网络投票以及符合规定的其他投票方式的投票表决结果；须同时征得社会公众股股东单独表决通过的，还应单独统计社会公众股股东的表决权总数和表决结果。每一审议事项的表决投票，应当至少有两名股东代表和一名监事参加清点，并由清点人代表当场公布表决结果。

第八十六条　会议主持人根据表决结果决定股东大会的决议是否通过，并应当在会上宣布表决结果。决议的表决结果载入会议记录。

第八十七条　会议主持人如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点票；如果会议主持人未进行点票，出席会议的股东或者股东代理人对会议主持人宣布结果有异议的，有权在宣布表决结果后立即要求点票，会议主持人应当即时点票。

第八十八条　股东大会就关联交易事项进行表决时，涉及关联交易的各股东，应当回避表决，其所持表决权不应计入出席股东大会有表决权的股份总数。

第八十九条　股东对议题提出质询，由主持人作出回答或指示有关负责人作出回答。有下列情况之一的，主持人可以拒绝回答质询，但应当向质询者说明理由：

（一）质询与议题无关；

（二）质询事项有待调查；

（三）回答质询将泄漏公司商业秘密或明显损害公司或股东的共同利益；

（四）其他重要事由。

第九十条 公司董事会应当保证股东大会在合理的工作时间内连续进行，直至形成最终决议，因不可抗力或其他异常原因导致股东大会不能正常召开或未能做出任何决定的，公司董事会应向深圳证券交易所说明原因并公告，公司董事会有义务采取必要措施尽快恢复召开股东大会。

第九十一条　会议提案未获得通过，或者本次股东大会变更前次股东大会决议的，董事会应当在股东大会决议公告中做出说明。

第九十二条　股东大会应有会议记录。会议记录记载以下内容：

（一）出席股东大会的有表决权的股份数，占公司总股份的比例；

（二）召开会议的日期、地点；

（三）会议主持人姓名、会议议程；

（四）各发言人对每个审议事项的发言要点

（五）每一表决事项的表决结果；

（六）股东的质询意见、建议及董事会、监事会的答复或说明等内容；

（七）股东大会认为应当载入会议记录的其他内容。

第九十三条　股东大会应当对所议事项的决定作成会议记录，主持人、出席会议的董事应当在会议记录上签名，并作为公司档案由董事会秘书永久保存。会议记录应当与出席股东的签名册及代理出席的委托书一并保存。

第九十四条　公司董事会应当聘请有证券从业资格的律师出席股东大会，对以下问题

出具意见并公告：

(一)股东大会的召集、召开程序是否符合法律法规的规定，是否符合《公司章程》；

(二)验证出席会议人员资格的合法有效性；

(三)验证年度股东大会提出新提案的股东的资格；

(四)股东大会的表决程序是否合法有效；

(五)应公司要求对其他问题出具的法律意见。

第九十五条　股东大会决议公告应当包括以下内容：

（一）会议召开的时间、地点、方式、召集人和主持人，以及是否符合有关法律、法规、规章和公司章程的说明；

（二）出席会议的股东（代理人）人数、所持（代理人）股份数及占公司有表决权总股份的比例，以及流通股股东和非流通股股东分别出席会议情况；

（三）每项提案的表决方式；

（四）每项提案的表决结果，以及流通股股东和非流通股股东分别对每项提案同意、反对、弃权的股份数。对股东提案作出决议的，应当列明提案股东的名称或姓名、持股比例和提案内容；涉及关联交易事项的，应当说明关联股东回避表决情况；对于需要流通股股东单独表决的提案，应当说明参加表决的流通股股东人数、所持股份总数、占公司流通股股份的比例和表决结果、并披露参加表决的前十大流通股股东的持股和表决情况；提案未获通过的，或本次股东大会变更前次股东大会决议，应当在股东大会决议公告中作出说明；发行境内上市外资股的公司，还应当说明股东大会通知情况、内资股股东和外资股股东分别出席会议及表决情况。

（五）法律意见书的结论性意见。若会议出现增加、否决或变更提案的，应当披露法律意见书全文。

第五章　董事会

第一节　董事

第九十六条　公司董事为自然人。董事无需持有公司股份。公司董事包括独立董事。

第九十七条　有下列情形之一的，不得担任公司的董事：

（一）无民事行为能力或者限制民事行为能力；

（二）因贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，对该公司、企业的破产负

有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿。

（六）被中国证监会宣布为市场禁入且尚在禁入期的人员。

公司违反前款规定选举董事，该选举无效。

董事在任职期间出现本条第一款所列情形的，公司应当解除其职务。

第九十八条　董事由股东大会选举或更换，任期三年。股东大会选举董事时，实行累积投票制度。具体方法是：股东在选举投票时，可投票数等于该股东所持有的股份数额乘以待选董事人数，股东可以将其总票数集中投给一个或几个候选人，按得票多少依次决定董事的当选。董事任期从股东大会决议通过之日起计算，到本届董事会届满时为止。董事任期届满，可连选连任。

除出现《公司法》中规定的情形之外，董事任期届满前不得无故被免职。

第九十九条　董事应当遵守法律、法规和本章程的规定，忠实履行职责，维护公司利益。当其自身的利益与公司和股东的利益相冲突时，应当以公司和股东的最大化利益为行为准则，并保证：

（一）在职责范围内行使权利，不得越权；

（二）除经股东大会在知情的情况下批准，不得同本公司订立合同或者进行交易；

（三）不得利用内幕信息为自己或他人谋取利益；

（四）不得自营或者为他人经营与公司同类的营业或者从事损害本公司利益的活动；

（五）不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产；

（六）不得挪用资金或者将公司资金借贷给他人；

（七）不得利用职务便利为自己或他人侵占或者接受应属于公司的商业机会；

（八）未经股东大会在知情的情况下批准，不得接受与公司交易有关的佣金；

（九）不得将公司资产以其个人名义或者以其他个人名义开立帐户储存；

（十）不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十一）未经股东大会在知情的情况下同意，不得泄露在任职期间所获得的涉及本公司的机密信息；但在下列情形下，可以向法院或者其他政府主管机关披露该信息：

1、法律有规定；

2、公众利益有要求；

3、该董事本身的合法利益有要求。

第一百条　董事应当谨慎、认真、勤勉地行使公司所赋予的权利，以保证：

（一）公司的商业行为符合国家的法律、行政法规以及国家各项经济政策的要求，商业活动不超越营业执照规定的业务范围；

（二）公平对待所有股东；

（三）认真阅读公司的各项商务、财务报告，及时了解公司业务经营管理状况；

（四）亲自行使被合法赋予的公司管理处置权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下批准，不得将其处置权转授他人行使；

（五）接受监事会对其履行职责的合法监督和合理建议。

第一百零一条　未经公司董事会的合法授权，任何董事不得以个人名义代表公司或者董事会行事。董事以其个人名义行事时，在第三方会合理地认为该董事在代表公司或者董事会行事地情况下，该董事应当事先声明其立场和身份。

第一百零二条　董事个人或者其所任职的其他企业直接或者间接与公司已有或者计划中的合同、交易、安排有关联关系时（聘任合同除外），不论有关事项在一般情况下是否需要董事会批准同意，均应当尽快向董事会披露其关联关系的性质和程度。董事会应尽快就该事项作出是否批准的表决，表决前，有关联关系的董事可作口头或书面的陈述，但在表决时该董事应暂时离开会场，董事会在不将其计入法定人数的情况下投票表决。

除非有关联关系的董事按照本条前款的要求向董事会作了披露，并且董事会在不将其计入法定人数，该董事亦未参加表决的会议上批准了该事项，公司有权撤销该合同、交易或者安排，但在对方是善意第三人的情况下除外。

第一百零三条　如果公司董事在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利益关系，则在通知阐明的范围内，有关董事视为做了本章前条款所规定的披露。

第一百零四条　董事连续二次未能亲自出席，也不委托其他董事出席董事会会议，视为不能履行职责，董事会应当建议股东大会予以撤换。

第一百零五条　董事可以在任期届满以前提出辞职。董事辞职应当向董事会提交书面辞职报告。

第一百零六条　如因董事的辞职导致公司董事会低于法定最低人数时，该董事的辞职报告应当在下任董事填补因其辞职产生的缺额后方能生效。

余任董事会应当尽快召集临时股东大会，选举董事填补因董事辞职产生的空缺。在股东大会未就董事选举作出决议以前，该提出辞职的董事以及余任董事会的职权应当受到合理的限制。

第一百零七条　董事提出辞职或者任期届满，其对公司和股东负有的义务在其辞职报

告尚未生效或者生效后的合理期间内，以及任期结束后的合理期间内并不当然解除，其对公司商业秘密保密的义务在其任职结束后仍然有效，直至该秘密成为公开信息。其他义务的持续期间应当根据公平的原则决定，视事件发生与离任之间时间的长短，以及与公司的关系在何种情况和条件下结束。

第一百零八条　任职尚未结束的董事，对因其擅自离职使公司造成的损失，应当承担赔偿责任。

第一百零九条　公司不以任何形式为董事纳税。

第一百一十条　本节第“九十七条”之规定及董事义务的规定，适用于公司监事、总经理和其他高级管理人员。

第二节　独立董事

第一百一十一条　公司董事会成员中应当有三分之一以上独立董事，其中至少有一名会计专业人士。独立董事应当忠实履行职务，维护公司利益，尤其要关注社会公众股股东的合法权益不受损害。

独立董事应当独立履行职责，不受公司主要股东、实际控制人或者与公司及其主要股东、实际控制人存在利害关系的单位或个人的影响。

第一百一十二条　独立董事应当符合下列条件：（一）根据法律、法规及其他有关规定，具备担任上市公司董事的资格；（二）具有中国证监会颁发的《关于在上市公司建立独立董事制度的指导意见》所要求的独立性；（三）具备上市公司运作的基本知识，熟悉相关法律、行政法规、规章及规则；（四）有五年以上法律、经济或者其他履行独立董事职责所必须的工作经验；（五）公司章程规定的其他条件。下列人员不得担任独立董事：（一）在公司或者附属企业任职的人员及其直系亲属、主要社会关系；（二）直接或间接持有公司已发行股份百分之一以上或者是公司前十名股东中的自然人股东及其直系亲属；（三）在直接或间接持有公司已发行股份百分之五以上的股东单位或者在公司前五名股东单位任职的人员及其直系亲属；（四）最近一年内曾经具有前三项所列举情形的人员；（五）为公司或者其公司附属企业提供财务、法律、咨询等服务的人员；（六）公司章程规定的其他人员；（七）中国证监会认定的其他人员。

第一百一十三条　公司董事会、监事会、单独或者合并持有公司已发行股份 1%以上的股东可以提出独立董事候选人，并经股东大会选举决定。

公司在发布关于选举独立董事的股东大会通知时，应当将所有独立董事候选人的有关资料报送证券交易所备案。公司董事会对独立董事候选人的有关情况有异议的，应当同时报送

董事会书面意见。对于证券交易所提出异议的独立董事候选人，公司应当立即修改选举独立董事的相关提案并公布，不得将其提交股东大会选举为独立董事，但可以作为董事候选人选举为董事。在召开股东大会选举独立董事时，公司董事会应当对独立董事候选人是否被证券交易所提出异议情况进行说明。

第一百一十四条　公司重大关联交易、聘用或解聘会计师事务所，应由二分之一以上独立董事同意后，方可提交董事会讨论。独立董事向董事会提请召开临时股东大会、提议召开董事会会议和在股东大会召开前公开向股东征集投票权，应由二分之一以上独立董事同意。经全体独立董事同意，独立董事可独立聘请外部审计机构和咨询机构，对公司的具体事项进行审计和咨询，相关费用由公司承担。

独立董事还应对以下事项向董事会、股东大会发表独立意见：（一）提名、任免董事；（二）聘任或解聘高级管理人员；（三）公司董事、高级管理人员的薪酬；（四）公司的股东、实际控制人及其关联企业对公司现有或新发生的总额高于 300 万元或高于公司最近经审计净资产值的 5%的借款或其他资金往来，以及公司是否采取有效措施收回欠款；（五）公司年度报告中对公司累计和当期对外担保情况；（六）公司董事会未做出年度现金利润分配预案；（七）独立董事认为可能损害中小股东权益的事项。

第一百一十五条　独立董事应当按时出席董事会会议，了解公司的生产经营和运作情况，主动调查、获取做出决策所需要的情况和资料。独立董事应当向公司年度股东大会提交全体独立董事年度报告书，对其履行职责的情况进行说明。

第一百一十六条　公司应当建立独立董事工作制度，董事会秘书应当积极配合独立董事履行职责。公司应保证独立董事享有与其他董事同等的知情权，及时向独立董事提供相关材料和信息，定期通报公司运营情况，必要时可组织独立董事实地考察。

第一百一十七条　独立董事每届任期与公司其他董事相同，任期届满，可连选连任，但是连任时间不得超过六年。独立董事任期届满前，无正当理由不得被免职。提前免职的，公司应将其作为特别披露事项予以披露。

第一百一十八条　独立董事在任期届满前可以提出辞职。独立董事辞职应当向董事会提交书面辞职报告，对任何与其辞职有关或其认为有必要引起公司股东和债权人注意的情况进行说明。

独立董事辞职导致独立董事成员或董事会成员低于法定或公司章程规定最低人数的，在改选的独立董事就任前，独立董事仍应当按照法律、行政法规及本章程的规定，履行职务。董事会应当在两个月内召开股东大会改选独立董事，逾期不召开股东大会的，独立董事可以不再履行职务。

第三节　董事会

第一百一十九条　公司设董事会，对股东大会负责。

第一百二十条　董事会由十一名董事组成，设董事长一人。

第一百二十一条　董事会行使下列职权：

（一）负责召集股东大会，并向大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案

（五）制订公司的利润分配方案和弥补亏损方案：

（六）制订公司增加或者减少注册资本、发行债券或其他证券及上市方案；

（七）拟订公司重大收购、回购本公司股票或者合并、分立和解散方案；

（八）在股东大会授权范围内，决定公司的风险投资、资产抵押及其他担保事项；

（九）决定公司内部管理机构的设置；

（十）聘任或者解聘公司总经理、董事会秘书；根据总经理的提名，聘任或者解聘公司副总经理、财务负责人等高级管理人员，并决定其报酬事项和奖惩事项；

〈十一〉制订公司的基本管理制度；

（十二）制订公司章程的修改方案；

（十三）管理公司信息披露事项；

（十四）向股东大会提请聘请或更换为公司审计的会计师事务所；

〈十五〉听取公司总经理的工作汇报并检查总经理的工作；

（十六）法律、法规以及股东大会授予的其他职权.

第一百二十二条　公司制定董事会议事规则，作为公司章程的附件，由董事会拟定，报股东大会批准，以确保董事会的工作效率和科学决策。

第一百二十三条　公司董事会按照股东大会决议设立战略、审计、提名、薪酬与考核等专门委员会。专门委员会成员全部由董事组成，其中审计委员会、提名委员会、薪酬与考核委员会中独立董事应占多数并担任召集人，审计委员会中至少有一名独立董事是会计专业人士。

第一百二十四条　在符合公司和股东的整体利益的前提下，董事会有权确定公司经营范围内的投资，但投资运用资金比例超过公司总资产的百分之二十的，应经过公司股东大会批准；董事会应当就重大投资项目组织有关专家、专业人员进行评审，出具可行性报告，并报股东大会批准。

第一百二十五条　公司董事会批准对外单笔担保金额不超过最近一期经审计的公司净资产的百分之十。应由董事会审批的对外担保，必须经出席董事会的三分之二以上董事审查同意，并做出决议。

第一百二十六条　应由股东大会审批的对外担保，必须经董事会审议通过后，方可提交股东大会审批。须经股东大会审批的对外担保，包括但不限于下列情形：

1、公司及其控股子公司的对外担保总额，超过最近一期经审计净资产的百分之五十以后提供的任何担保；

2、为资产负债率超过百分之七十的担保对象提供的担保；

3、为单笔担保额超过最近一期经审计的净资产百分之十的担保；

4、对股东、实际控制人及其关联方提供的担保；

5、连续十二个月内担保金额超过公司最近一期经审计总资产的百分之三十。

股东大会审议前款第 4 项担保事项时，该股东或受该实际控制人支配的股东，不得参与该项表决，该项表决由出席股东大会的其他股东所持表决权的半数以上通过。股东大会审议前款第 5 项担保事项时，应经出席会议的股东所持表决权的三分之二以上通过。

第一百二十七条　公司应当严格按照《股票上市规则》、《公司章程》的规定，认真履行对外担保的信息披露义务，披露的内容包括董事会或股东大会决议、截止信息披露日公司及其控股子公司对外担保总额，公司对控股子公司提供担保的总额。对于已披露的担保事项，公司还应当在出现以下情形之一时及时披露：

（一）被担保人于债务到期后十五个交易日内未履行还款义务的；

（二）被担保人出现破产、清算及其他严重影响还款能力情形的。

第一百二十八条　公司积极建立健全投资者关系管理工作制度，通过多种形式主动加强与股东特别是社会公众股股东的沟通和交流。公司董事会秘书具体负责公司投资者关系管理工作。

第一百二十九条　董事长由公司董事担任，以全体董事过半数选举产生和罢免。

第一百三十条　董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）督促、检查董事会决议的执行；

（三）签署公司股票、公司债券及其他有价证券；

（四）签署董事会重要文件和其他应由公司法定代表人签署的其他文件；

（五）行使法定代表人的职权；

（六）在发生特大自然灾害等不可抗力的紧急情况下，对公司事务行使符合法律规定和公司利益的特别处置权，并在事后向公司董事会和股东大会报告；

（七）董事会授予的其他职权。

第一百三十一条　董事长不能履行职务时，由董事长指定一名董事履行职务；董事长不履行职务，又没有指定董事履行职务的，由半数以上董事共同推举一名董事履行职务。

第一百三十二条　董事会每年至少召开两次会议，由董事长召集，于会议召开十日以前书面通知全体董事。

第一百三十三条　有下列情形之一的，董事长应在十个工作日内召集临时董事会会议：

（一）董事长认为必要时；

（二）代表十分之一以上表决权的股东提议时；

（三）三分之一以上董事联名提议时；

（四）二分之一以上独立董事联名提议时；

（五）监事会提议时；

（六）总经理提议时。

第一百三十四条：董事会召开临时董事会会议应提前一天以传真、电报、邮件等方式通知全体董事。

如有本章第一百三十三条第（二）、（三）、（四）、（五）、（六）规定的情形，董事长不能履行职责时，应当指定一名董事代其召集临时董事会会议；董事长无故不履行职责，亦未指定具体人员代其行使职责的，可由二分之一以上的董事共同推举一名董事负责召集会议。

第一百三十五条　董事会会议通知包括以下内容：

（一）会议日期和地点；

（二）会议期限；

（三）事由及议题；

（四）发出通知的日期。

第一百三十六条　董事会会议应当由二分之一以上的董事出席方可举行．每一董事享有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

公司董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事不足三人的，应将该事项提交公司股东大会审议。

第一百三十七条　董事会临时会议在保障董事充分表达意见的前提下，可以用传真方式

进行并作出决议，并由参会董事签字。

第一百三十八条　董事会会议应当由董事本人出席，董事因故不能出席的，可以书面委托其他董事代为出席。

委托书应当载明代理人的姓名，代理事项、权限和有效期限，并由委托人签名或盖章。代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席董事会会议，亦未委托代表出席的，视为放弃在该次会议上的投票权。

第一百三十九条　董事会决议表决方式实行一事一议制，对每一议案分别审议，分别表决。每名董事有一票表决权。

第一百四十条　董事会会议应当有记录，出席会议的董事和记录人，应当在会议记录上签名。出席会议的董事有权要求在记录上对其在会议上的发言作出说明性记载。董事会会议记录作为公司档案由董事会秘书永久保存。

第一百四十一条　董事会会议记录包括以下内容：

（一）会议召开的日期、地点和召集人姓名；

（二）出席董事的姓名以及受他人委托出席董事会的董事（代理人）姓名；

（三）会议议程；

（四）董事发言要点；

（五）每一决议事项的表决方式和结果（表决结果应载明赞成、反对或弃权的票数）。

第一百四十二条　董事应当在董事会决议上签字并对董事会的决议承担责任。董事会决议违反法律、法规或者本章程，致使公司遭受损失的，参与决议的董事对公司负赔偿责任。但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第四节　董事会秘书

第一百四十三条　董事会设董事会秘书，作为公司与证券交易所之间的指定联络人。董事会秘书是公司高级管理人员，对公司和董事会负责。

第一百四十四条　董事会秘书应当具备履行职责所必需的财务、管理、法律专业知识，具备良好的职业道德和个人品德，并取得本所颁发的董事会秘书资格证书。有下列情形之一的人士不得担任公司董事会秘书：

（一）有《公司法》第五十七条规定情形之一的；

（二）有受到中国证监会最近一次行政处罚未满三年的；

（三）最近三年受到证券交易所公开谴责或三次以上通报批评的；

（四）本公司现任监事；

（五）证券交易所认定不适合担任董事会秘书的其他情形。

第一百四十五条　董事会秘书的主要职责：

（一）负责公司和相关当事人与证券交易所及其他证券监管机构之间的及时沟通和联络，保证证券交易所可以随时与其取得工作联系；

（二）负责处理公司信息披露事务，督促公司制定并执行信息披露管理制度和重大信息的内部报告制度，促使公司和相关当事人依法履行信息披露义务，并按规定向证券交易所办理定期报告和临时报告的披露工作；

（三）协调公司与投资者关系，接待投资者来访，回答投资者咨询，向投资者提供公司已披露的资料；

（四）按照法定程序筹备董事会会议和股东大会，准备和提交拟审议的董事会和股东大会的文件；

（五）参加董事会会议，制作会议记录并签字；

（六）负责与公司信息披露有关的保密工作，制订保密措施，促使公司董事会全体成员及相关知情人在有关信息正式披露前保守秘密，并在内幕消息泄露时，及时采取补救措施并向证券交易所报告；

（七）负责保管公司股东名册、董事名册、大股东及董事、监事、高级管理人员持有公司股票的资料，以及董事会、股东大会的会议文件和会议记录等；

（八）协助董事、监事和高级管理人员了解信息披露相关法律、法规、规章、规则及其他规定和公司章程，以及上市协议对其设定的责任；

（九）促使董事会依法行使职权；在董事会拟作出的决议违反法律、法规、规章、规则及其他规定和公司章程时，应当提醒与会董事，并提请列席会议的监事就此发表意见；如果董事会坚持作出上述决议，董事会秘书应将有关监事和其个人的意见记载于会议记录上，并立即向证券交易所报告；

（十）证券交易所要求履行的其他职责。

第一百四十六条：公司应当为董事会秘书履行职责提供便利条件，董事、监事、高级管理人员及公司有关人员应当支持、配合董事会秘书的工作。

董事会秘书为履行职责有权了解公司的财务和经营情况，参加涉及信息披露的有关会议，查阅涉及信息披露的所有文件，并要求公司有关部门和人员及时提供相关资料和信息。

第一百四十七条　公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的注册会计师和律师事务所的律师不得兼任公司董事会秘书。

第一百四十八条　公司应当在首次公开发行股票上市后三个月内或原任董事会秘书离职后三个月内聘任董事会秘书。

公司应当在有关拟聘任董事会秘书的会议召开五个交易日前将该董事会秘书的有关材料报送证券交易所，该所未提出异议的，董事会可以聘任。

第一百四十九条　公司在聘任董事会秘书的同时，还应当聘任证券事务代表，协助董事会秘书履行职责；在董事会秘书不能履行职责时，由证券事务代表行使其权利并履行其职责。在此期间，并不当然免除董事会秘书对公司信息披露事务所负有的责任。

证券事务代表应当经过证券交易所的董事会秘书资格培训，并取得董事会秘书资格证书。

第一百五十条　公司解聘董事会秘书应当具有充分的理由，不得无故将其解聘。

董事会秘书被解聘或者辞职时，公司应当及时向证券交易所报告，说明原因并公告。

董事会秘书有权就被公司不当解聘或者与辞职有关的情况，向证券交易所提交个人陈述报告。

第一百五十一条　董事会秘书有以下情形之一的，公司应当自事实发生之日起在一个月内解聘董事会秘书。

（一）出现本章程第一百四十四条所规定情形之一；

（二）连续三个月以上不能履行职责；

（三）在执行职务时出现重大错误或疏漏，给投资者造成重大损失；

（四）违反国家法律、法规、规章、规则及其他规定和公司章程，给投资者造成重大损失。

第一百五十二条　公司董事会秘书空缺期间，董事会应当指定一名董事或高级管理人员代行董事会秘书职责，并报证券交易所备案。公司指定代行董事会秘书职责的人员之前，由董事长代行董事会秘书职责。

董事会秘书空缺期间超过三个月后，董事长应当代行董事会秘书职责，直至公司正式聘任董事会秘书。

第一百五十三条　董事会秘书离任前，应当接受董事会、监事会的离任审查，在公司监事会监督下移交有关档案文件、正在办理或待办理事项。

第六章　总经理

第一百五十四条　公司设总经理一名，由董事会聘任或解聘。董事可受聘兼任总经理、副总经理或者其他高级管理人员，但兼任总经理、副总经理或者其他高级管理人员职务的董事不得超过公司董事总数的二分之一。

第一百五十五条　本章程第九十七条所规定不得担任公司董事的情形适用于总经理和

其他高级管理人员。

第一百五十六条　总经理每届任期三年，总经理连聘可以连任。

第一百五十七条　总经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，并向董事会报告工作；

（二）组织实施董事会决议、公司年度计划和技改方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制订公司的具体规章；

（六）提请董事会聘任或者解聘公司副总经理、财务负责人，以及除董事会秘书以外的其他高级管理人员；

（七）聘任或者解聘除应由董事会聘任或者解聘以外的管理人员；

（八）拟定公司职工的工资、福利、奖惩，决定公司职工的聘用和解聘；

（九）提议召开董事会临时会议；

（十）董事会授予的其他职权。

第一百五十八条　总经理列席董事会会议，非董事总经理在董事会上没有表决权。

第一百五十九条　总经理应当根据董事会或者监事会的要求，向董事会或者监事会报告公司重大合同的签订、执行情况、资金运用情况和盈亏情况，总经理必须保证该报告的真实性。

第一百六十条　总经理拟定有关职工工资、福利、安全生产以及劳动保护、劳动保险、解聘（或开除）公司职工等涉及职工切身利益的问题时，应当事先听取工会和职代会的意见

第一百六十一条　总经理应制订总经理工作细则，报董事会批准后实施。

第一百六十二条　总经理工作细则包括下列内容：

（一）总经理办公会议召开的条件、程序和参加的人员；

（二）总经理、副总经理以及除董事会秘书以外的其他高级管理人员各自具体的职责及其分工；

（三）公司资金、资产运用，签订重大合同的权限，以及向董事会、监事会的报告制度；

（四）董事会认为必要的其他事项。

第一百六十三条　公司总经理应当遵守法律、行政法规和本章程的规定，履行诚信和勤勉的义务。

第一百六十四条　总经理可以在任期届满以前提出辞职。有关总经理辞职的具体程序和办法由总经理与公司之间的劳务合同规定。

第七章　监事会

第一节　监事

第一百六十五条　监事由股东代表和公司职工代表担任。公司职工代表担任的监事不得少于监事人数的三分之一。

第一百六十六条　　本章程第九十七条所规定不得担任公司董事的情形适用于监事。董事、总经理和其他高级管理人员不得兼任监事。

第一百六十七条　监事每届任期三年。股东担任的监事由股东大会选举或更换，股东大会选举监事时，实行累计投票制，具体参阅本章程有关选举董事的规定。职工代表担任的监事，由职工代表大会民主选举或更换。监事连选可以连任。

监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律、行政法规和公司章程的规定，履行监事职务。

第一百六十八条　监事连续二次不能亲自出席监事会会议的，视为不能履行职责，监事会应当提请股东大会或职工代表大会予以撤换。

第一百六十九条　监事可以在任期届满以前提出辞职，本章程第五章有关董事辞职的规定，适用于监事。

第一百七十条　监事应当遵守法律、行政法规和本章程的规定，履行诚信和勤勉的义务。

第二节　监事会

第一百七十一条　公司设监事会。监事会由五名监事组成，设监事会主席一人。监事会主席召集和主持监事会会议。监事会主席不能履行职务时，由其指定一名监事召集和主持监事会会议。监事会主席不履行职务，又没有指定一名监事代行其职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

第一百七十二条　监事会行使下列职权：

（一）检查公司财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人员予以纠正；

（四）提议召开临时股东会会议，在董事会不履行本法规定的召集和主持股东会会议职

责时召集和主持股东会会议；

（五）向股东会会议提出提案；

（六）当董事、高级管理人员执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损失的，依照《公司法》第一百五十二条的规定，对董事、高级管理人员提起诉讼。

（七）公司章程规定的其他职权。

第一百七十三条　公司制定监事会议事规则，作为公司章程的附件，由监事会拟定，股东大会批准。

第一百七十四条　监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

监事会发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

第一百七十五条　监事会每年至少召开二次会议。会议通知应当在会议召开十日以前书面送达全体监事。

第一百七十六条　监事会会议通知包括以下内容；举行会议的日期、地点和会议期限，事由及议题，发出通知的日期。

第三节　监事会决议

第一百七十七条　监事会会议必须由二分之一以上监事出席方可举行。

第一百七十八条　监事会举行会议，每一监事享有一票表决权，监事会作出决议，必须经全体监事的过半数通过.

第一百七十九条　监事会会议应有记录，出席会议的监事和记录人，应当在会议记录上签名。监事有权要求在记录上对其在会议上的发言作出某种说明性记载. 监事会会议记录作为公司档案由董事会秘书永久保存。

第八章　财务会计制度、利润分配和审计

第一节　财务会计制度

第一百八十条　公司依照法律、行政法规和国家有关部门的规定，制定公司的财务会计制度。

第一百八十一条　公司在每一会计年度前六个月结束后六十日以内编制公司的中期财务报告；在每一会计年度结束后一百二十日以内编制公司年度财务报告。

第一百八十二条　公司年度财务报告以及进行中期利润分配的中期财务报告，应包括下

列内容：

（1）资产负债表；

（2）利润表；

（3）利润分配表；

（4）财务状况变动表（或现金流量表）；

（5）会计报表附注；

公司不进行中期利润分配的，中期财务报告包括上款除第（3）项以外的会计报表及附注。

第一百八十三条　中期财务报告和年度财务报告按照有关法律、法规的规定进行编制。

第一百八十四条　公司除法定的会计帐册外。不另立会计帐册。公司的资产，不以任何个人名义开立帐户存储。

第一百八十五条　公司交纳所得税后的利润，按下列顺序分配：

（1）弥补上一年度的亏损；

（2）提取法定公积金百分之十；

（3）提取任意公积金；

（4）支付股东股利。

公司法定公积金累计额为公司注册资本的百分之五十以上时，可以不再提取。提取法定公积金后，是否提取任意公积金由股东大会决定。公司不在弥补公司亏损和提取法定公积金之前向股东分配利润。股东大会或者董事会在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。公司持有的本公司股份不得分配利润。

第一百八十六条　股东大会决议将公积金转为股本时，按股东原有股份比例派送新股。但法定公积金转为股本时，所留存的该项公积金不得少于注册资本的百分之二十五。

第一百八十七条　公司股东大会对利润分配方案作出决议后，公司董事会须在股东大会召开后两个月内完成股利（或股份）的派发事项。

第一百八十八条　公司可以采取现金或者股票方式分配股利。

第二节　内部审计

第一百八十九条　公司实行内部审计制度，配备专职审计人员，对公司财务收支和经济活动进行内部审计监督。

第一百九十条　公司内部审计制度和审计人员的职责，经董事会批准后实施。审计负责人向董事会负责并报告工作。

第三节　会计师事务所的聘任

第一百九十一条　公司聘用取得"从事证券相关业务资格"的会计师事务所进行会计报表审计、净资产验证及其他相关的咨询服务等业务，聘期一年，可以续聘。

第一百九十二条　公司聘用会计师事务所，由董事会提出方案，股东大会表决通过。

第一百九十三条　经公司聘用的会计师事务所享有下列权利：

（一）查阅公司财务报表、记录和凭证，并有权要求公司的董事、总经理或者其他高级管理人员提供有关的资料和说明；

（二）要求公司提供为会计师事务所履行职务所必需的其子公司的资料和说明；

（三）列席股东大会，获得股东大会的通知或者与股东大会有关的其他信息，在股东大会上就涉及其作为公司聘用的会计师事务所的事宜发言。

第一百九十四条　非会议期间，董事会因正当理由解聘会计师事务所的，可临时聘请其他会计师事务所，但必须在下一次股东大会上追认通过。

第一百九十五条　会计师事务所的报酬由股东大会决定。董事会委任填补空缺的会计师事务所的报酬，由董事会确定，报股东大会批准。

第一百九十六条　公司解聘或者续聘会计师事务所由股东大会作出决定，并在《中国证券报》上予以披露，必要时说明更换原因，并报中国证监会和中国注册会计师协会备案。

第一百九十七条　公司解聘或者不再续聘会计师事务所时，提前三十日事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所认为公司对其解聘或不再续聘理由不当的，可以向中国证监会和中国注册会计师协会提出申诉。会计师事务所提出辞聘的，董事会应在下一次股东大会说明原因。辞聘的会计师事务所有责任以书面形式或派人出席股东大会，向股东大会说明公司有无不当。

第九章　通知和公告

第一节　通知

第一百九十八条　公司的通知以下列形式发出；

（一）以专人送出；

（二）以邮件方式送出；

（三）以公告方式进行；

（四）以传真、电报方式送出。

第一百九十九条　公司发出的通知，以公告方式进行的，一经公告，视为所有相关人员收到通知。

第二百条　公司召开股东大会的会议通知，以公告方式进行。

第二百零一条　公司召开董事会的会议通知，以专人送出，邮件或传真、电报方式送出。

第二百零二条　公司召开监事会的会议通知，以专人送出，邮件或传真、电报方式送出。

第二百零三条　公司通知以专人送出的，由被送达人在送达回执上签名（或盖章），被送达人签收日期为送达日期；公司通知以邮件送出的，自交付邮局之日起第三个工作日为送达日期；公司通知以公告方式送出的，第一次公告刊登日为送达日期；以传真、电报方式送出的，以传真、电报发出日期为送达日期。

第二百零四条　因意外遗漏未向某有权得到通知的人送出会议通知或者该人没有收到会议通知，会议及会议作出的决议并不因此无效。

第二节　公告

第二百零五条　公司指定《中国证券报》为刊登公司公告和其他需要披露信息的报刊。

第十章　合并、分立、解散和清算

第一节　合并或分立

第二百零六条　公司可以依法进行合并或者分立。

公司合并可以采取吸收合并和新设合并两种形式。

第二百零七条　公司合并或者分立，按照下列程序办理：

（一）董事会拟订合并或者分立方案；

（二）股东大会依照本章程的规定作出决议；

（三）各方当事人签订合并或者分立合同；

（四）依法办理有关审批手续；

（五）处理债权、债务等各项合并或者分立事宜；

（六）办理解散登记或者变更登记。

第二百零八条　公司合并或者分立，合并或者分立各方应当编制资产负债表和财产清单。公司自股东大会作出合并或者分立决议之日起十日内通知债权人，并于三十日内在《中国证券报》上公告三次。

第二百零九条　债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的担保。公司不能清偿债务或者提供 相应担保的，不进行合并或者分立。

第二百一十条　公司合并或者分立时，公司董事会应当采取必要的措施保护反对公司合并或者分立的股东的合法权益。

第二百一十一条　公司合并或者分立各方的资产、债权、债务的处理，通过签订合同加以明确规定。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。公司分立前的债务按所达成的协议由分立后的公司承担。

第二百一十二条　公司合并或者分立，登记事项发生变更的，依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

第二节　解散和清算

第二百一十三条　有下列情形之一的，公司应当解散并依法进行清算：

（一）营业期限届满；

（二）股东大会决议解散；

（三）因合并或者分立而解散；

（四）不能清偿到期债务依法宣告破产；

（五）违反法律、法规被依法责令关闭。

第二百一十四条　公司因有本节前条第（一）、（二）项情形而解散的，应当在十五日内成立清算组．清算组人员由股东大会以普通决议的方式选定。

公司因有本节前条第（三）项情形而解散的，清算工作由合并或者分立各方当事人依照合并或者分立时签订的合同办理。

公司因有本节前条第（四）项情形而解散的，由人民法院依照有关法律的规定，组织股东、有关机关及专业人员成立清算组进行清算。

公司因有本节前条第（五）项情形而解散的，由有关主管机关组织股东，有关机关及专业人员成立清算组进行清算。

第二百一十五条　清算组成立后，董事会、总经理的职权立即停止。清算期间，公司不得开展新的经营活动。

第二百一十六条　清算组在清算期间行使下列职权：

（一）通知或者公告债权人；

（二）清理公司财产、编制资产负债表和财产清单；

（三）处理公司未了结的业务；

（四）清缴所欠税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第二百一十七条　清算组应当自成立之日起十日内通知债权人，并于六十日内在至少一种中国证监会指定报刊上公告三次。

第二百一十八条　债权人应当在本章程规定的期限内向清算组申报其债权。债权人申报债权时，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

第二百一十九条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关主管机关确认。

第二百二十条　公司财产按下列顺序清偿：

（一）支付清算费用；

（二）支付公司职工工资和劳动保险费用；

（三）交纳所欠税款；

（四）清偿公司债务；

（五）按股东持有的股份比例进行分配。

公司财产未按前款第（一）至（四）项规定清偿前，不分配给股东。

第二百二十一条　清算组在清理公司财产、编制资产负债表和财产清单后，认为公司财产不足清偿债务时，应当向人民法院申请宣告破产。公司经人民法院宣告破产后，清算组应当将清算事务移交给人民法院。

第二百二十二条　清算结束后，清算组应当制作清算报告，以及清算期间收支报表和财务帐册，报股东大会或者有关主管机关确认。

清算组应当自股东大会或者有关主管机关对清算报告确认之日起三十日内，依法向公司登记机关办理注销公司登记，并公告公司终止。

第二百二十三条　清算组人员应当忠于职守，依法履行清算义务，不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组人员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第十一章　修改章程

第二百二十四条　有下列情形之一的，公司应当修改章程：

（一）《公司法》或有关法律、行政法规修改后，章程规定的事项与修改后的法律、行政法规的规定相抵触；

（二）公司的情况发生变化，与章程记载的事项不一致；

（三）股东大会决定修改章程。

第二百二十五条　股东大会决议通过的章程修改事项应经主管机关审批的，须报原审批的主管机关批准；涉及公司登记事项的，依法办理变更登记。

第二百二十六条　董事会依照股东大会修改章程的决议和有关主管机关的审批意见修改公司章程。

第二百二十七条　章程修改事项属于法律、法规要求披露的信息，按规定予以公告。

第十二章　附则

第二百二十八条　董事会可依照本章程的规定，制订章程细则。章程细则不得与本章程的规定相抵触。

第二百二十九条　本章程以中文书写，其他任何语种或不同版本的章程与本章程有歧义时，以在湖北省工商行政管理局最近一次核准登记后的中文版章程为准。

第二百三十条　本章程所称"以上"、"以内"、"以下"，都含本数；"不满"、"以外"不含本数。

第二百三十一条　本章程经公司股东大会决议通过后，并经湖北省工商行政管理局核准登记后生效。

第二百三十二条　本章程由公司董事会负责解释。

****

完

香港，二零零六年四月二十一日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

MAJOR TRANSACTION

ACQUISITION OF MAGNETITE MINING RIGHTS IN WESTERN AUSTRALIA

DELAY IN DESPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for an extension of the deadline for despatch of the Circular from 24 April 2006 to 8 May 2006.

Reference is made to the announcement of CITIC Pacific Limited (the "Company") dated 31 March 2006 (the "Announcement") in relation to the acquisition of magnetite mining rights in Western Australia. Terms used in this announcement shall have the same meanings as defined in the Announcement, unless the context herein requires otherwise.

Delay in despatch of circular

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular to its shareholders (the "Circular") within 21 days after publication of the Announcement on 3 April 2006, that is, on or before 24 April 2006. However, as additional time is required by the Company to finalise certain financial information in respect of Sino-Iron and Balmoral to be included in the Circular, the Company has applied to the Stock Exchange for an extension of the deadline for despatch of the Circular from 24 April 2006 to 8 May 2006.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 24 April 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CR

公 司 註 冊 處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

13	04	2006
日 DD	月 MM	年 YYYY

至 To

13	04	2006
日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	40,000.00
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	1,780,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,394,064.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫 For Official Use

Your Receipt
Companies Registry
H.K.

02/05/2006 10:50:59
Submission No.: 230040675/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$1,780.00

Receipt No.	Method	Amount(HKD)
302300057008	Chq	$1,780.00
Total Paid		$1,780.00

表格 Form **SC1**

公司編號 Company Number

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	100,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD1,780,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Cai Xing Hai	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	100,000	
	各類別股份分配的總數 Total Shares Allotted by Class	100,000	Nil

簽署 Signed：



姓名 Name ： Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date： 2/5/2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th April, 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 3rd May, 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,193,385,160	—	---
Increase/~~(Decrease)~~ during the month	100,000	—	---
Balance at close of the month :	2,193,485,160	—	---

(D) Details of Movement :

*** please delete and insert 'N/A' wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	8,520,000	--	100,000	--	8,420,000	100,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	10,885,000	--	--	--	10,885,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____ 2.____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares~~/preference shares/other classes of shares~~ increased~~/(decreased)~~ during the month:						100,000

Remarks : ____________________

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 12 MAY 2006

At the Annual General Meeting of CITIC Pacific Limited ("the Company") held on 12 May 2006 ("the AGM"), all the resolutions were approved by shareholders by poll voting. The number of shares represented by votes for and against the respective resolutions at the AGM was as follows: –

	RESOLUTIONS	Number of Votes (%)	
		For	Against
1	To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2005.	1,332,627,147 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2	To declare a final dividend for the year ended 31 December 2005.	1,386,603,781 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(a)	To re-elect Mr. Henry Fan Hung Ling as Director.	1,383,376,881 (99.7681%)	3,214,900 (0.2319%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(b)	To re-elect Mr. Li Shilin as Director.	1,382,888,679 (99.7347%)	3,679,102 (0.2653%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(c)	To re-elect Mr. Carl Yung Ming Jie as Director.	1,383,310,881 (99.7681%)	3,214,900 (0.2319%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(d)	To re-elect Mr. Hamilton Ho Hau Hay as Director.	1,383,672,079 (99.7913%)	2,893,702 (0.2087%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(e)	To re-elect Mr. Alexander Reid Hamilton as Director.	1,384,069,281 (99.8248%)	2,429,500 (0.1752%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(f)	To re-elect Mr. Hansen Loh Chung Hon as Director.	1,384,117,281 (99.8248%)	2,429,500 (0.1752%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(g)	To re-elect Mr. Chau Chi Yin as Director.	1,382,805,679 (99.7346%)	3,679,102 (0.2654%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(h)	To re-elect Mr. Milton Law Ming To as Director.	1,383,346,881 (99.7681%)	3,214,900 (0.2319%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(i)	To re-elect Mr. Wang Ande as Director.	1,383,278,881 (99.7681%)	3,214,900 (0.2319%)

	... passed as an ordinary resolution.		
4	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration.	1,386,539,781 (99.9982%)	25,000 (0.0018%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5	To amend the Articles of Association of the Company	1,386,437,781 (99.9981%)	26,000 (0.0019%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
6	To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,187,754,556 (85.6438%)	199,099,125 (14.3562%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7	To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	1,385,736,381 (99.9443%)	772,400 (0.0557%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (7) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (6).	1,378,498,340 (99.4242%)	7,983,441 (0.5758%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Secretary

Hong Kong, 12 May 2006

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 2,193,850,160 shares. None of these 2,193,850,160 *shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.*

2. KPMG, Certified Public Accountants, was appointed as the scrutineer for the voting-taking at the AGM. The poll results were subject to scrutiny by KPMG, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by Tengis Limited, Share Registrars of CITIC Pacific Limited, to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股票交易異常波動的提示性公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G冶特钢　　公告编号：2006-021

大冶特殊钢股份有限公司
股票交易异常波动的提示性公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司股票在2006年5月9日、5月10日、5月11日连续三个交易日达到涨幅限制，根据《深圳证券交易所股票上市规则》的有关规定，特作如下公告：

经咨询公司主要股东和管理层，截止公告之日，公司的生产经营情况正常，内外部经营环境未发生重大变化，公司没有应披露而未披露的信息。

公司指定的信息披露报纸为《中国证券报》，公司所有信息披露均以在上述报纸披露为准。公司将继续严格按照有关法律、法规和要求，及时做好信息披露工作，敬请广大投资者注意投资风险。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 5 月 11 日

****

完

香港，二零零六年五月十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司
(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

MAJOR TRANSACTION

ACQUISITION OF MAGNETITE MINING RIGHTS IN WESTERN AUSTRALIA

A letter from the Board is set out on pages 9 to 24 of this circular.

8 May 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition of Mining Rights"	collectively, the Sino-Iron Acquisition, the Balmoral Acquisition, the granting of the Options under the China Project Option Agreement and the committed capital expenditure of the Company or any of the Enlarged Group in respect of the Project
"A$"	Australian dollars, the lawful currency of the Commonwealth of Australia
"associate(s)" or "connected person(s)"	have the meanings ascribed to them respectively under the Listing Rules
"Balmoral"	Balmoral Iron Pty Ltd., a company incorporated in Australia
"Balmoral Acquisition"	the acquisition by the Balmoral Purchaser of the Balmoral Shares pursuant to the Balmoral Acquisition Agreement
"Balmoral Acquisition Agreement"	the takeover agreement dated 31 March 2006 entered into between Mineralogy, the Balmoral Purchaser, the Company, Mr. Clive Frederick Palmer and Balmoral in respect of the Balmoral Acquisition
"Balmoral Purchaser"	ACN 118 927 914 Pty Limited, a company incorporated in Australia and wholly owned by the Company
"Balmoral Shares"	the shares in Balmoral to be acquired by the Balmoral Purchaser under the Balmoral Acquisition Agreement
"Board"	the board of Directors
"China Project Option Agreement"	the agreement to be entered into between the Company, Mr. Clive Frederick Palmer and Mineralogy in respect of the Options upon completion of the Balmoral Acquisition
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"Enlarged Group"	the Group as enlarged by the companies acquired under the Acquisition of Mining Rights

"FOB"	Free on Board, means the seller delivers when the goods pass the ship's rail at the named port of shipment
"Golder Associates"	Golder Associates Pty Ltd, an independent technical adviser with professional qualification and relevant experience in relation to exploration activities
"Group"	the Company and its subsidiaries
"Inflation"	the change in the Australian consumer price index (expressed as a percentage)
"Latest Practicable Date"	2 May 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mining Area"	a specified area marked in red on the map attached to Sino-Iron Acquisition Agreement and the Balmoral Acquisition Agreement which is located under Mining Leases 08/123, 08/124 and 08/125 granted under the Mining Act of Western Australia
"Mineralogy" or "Seller"	Mineralogy Pty Ltd., a company incorporated in Australia, being the registered holder and beneficial owner of the existing issued shares in each of Sino-Iron and Balmoral
"Options"	the options to be granted by Mineralogy to the Company to acquire up to an additional 4 billion tonnes of magnetite ore under the China Project Option Agreement
"PRC"	People's Republic of China, excluding Macau, Taiwan and Hong Kong
"Project"	the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be constructed or installed by Sino-Iron, Balmoral and other companies to be acquired by the Company to carry on the Project upon exercise of the Options

"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong)
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares in CITIC Pacific
"Sino-Iron"	Sino Iron Pty Ltd., a company incorporated in Australia
"Sino-Iron Acquisition"	the acquisition of the Sino-Iron Shares pursuant to the Sino-Iron Acquisition Agreement
"Sino-Iron Acquisition Agreement"	the takeover agreement dated 31 March 2006 entered into between the Sino-Iron Purchaser, Mineralogy, the Company and Sino-Iron in respect of the Sino-Iron Acquisition
"Sino-Iron Purchaser"	ACN 118 791 772 Pty Limited, a company incorporated in Australia and wholly owned by the Company
"Sino-Iron Shares"	the shares in Sino-Iron to be acquired by the Sino-Iron Purchaser under the Sino-Iron Acquisition Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Treasurer of Australia"	the Treasurer of the Commonwealth of Australia
"US$"	United States dollars, the lawful currency of the United States
"%"	percentage

(For the purpose of illustration only, the exchange rates of A$1 to HK$5.6 and of US$1 to HK$7.8 are adopted.)

GLOSSARY OF TECHNICAL TERMS

This glossary contains definitions of certain terms used in this circular in connection with the Acquisition of Mining Rights. Some of these may not correspond to standard industry definitions.

"Brockman Iron Formation"	stratigraphic group of iron bearing units in the Pilbara region of Western Australia. Consists of the Dales Gorge Member at the base, overlain by the Whaleback Shale Member, then the Joffre Member and the Yandicoogina Shale member at the top
"Cape Preston Resource"	area of potential magnetite resources in Pilbara region of Western Australia which includes the George Palmer deposit
"concentrates"	the products of ore processing plants, which contain higher concentrations of the minerals
"csv format"	comma separated values format
"cut-off grade"	the lowest grade, or quality, of mineralized material that qualifies as economically mineable and available in a given deposit
"Datamine format"	format of file used by Datamine mining software
"Davis Tube test"	a test to recover the magnetic fraction of the sample
"direct reduced iron"	feed to an electric arc furnace for producing steel in mini mills
"drilling"	a technique or process of making a circular hole in the ground with a drilling machine to obtain a subsurface rock or soil sample
"exploration"	activity to prove the location, volume and quality of an ore body
"George Palmer Deposit"	Magnetite bearing deposit in Pilbara region of Western Australia
"hot briquette iron"	pressed metallised conglomerate of fine iron particles

"Indicated Resource"	according to the JORC Code (2004), it is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/ or grade continuity but are spaced closely enough for continuity to be assumed
"Inferred Resource"	according to the JORC Code (2004), it is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability
"Joffre Member"	iron rich stratigraphic unit within the Brockman Iron Formation
"JORC"	the Joint Ore Reserves Committee, which is sponsored by the Australian mining industry and its professional organizations
"JORC Code (2004)"	the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the JORC, Australian Institute of Geoscientists and Minerals Council of Australia in September 1999 and revised in December 2004, a widely used and internationally recognized code setting out the minimum standards, recommendations and guidelines for public reporting of exploration results, mineral resources and ore reserves
"MagFe"	magnetic iron, expressed as a percentage

"Measured Resource"	according to the JORC Code (2004), it is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity
"metallurgy"	the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes
"Mineral Resource(s)" or "Resource(s)"	a concentration of occurrence of material of intrinsic economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction, as defined in the JORC Code (2004). The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories
"mining rights"	the licensed right to mine mineral resources and obtain mineral products in areas where mining activities are legal
"open pit" or "open pit mining"	mining of a deposit from a pit open to surface and usually carried out by stripping of overburden materials
"ore"	natural mineral accumulations which can be extracted for use under existing economic conditions and using existing extraction techniques

"ore grade"	the average content of valuable elements or minerals in a parcel of ore, and indicated in, for example, % or g/t
"Ore Reserve(s)" or "Reserve(s)"	the economically minable part of a Measured and/or Indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, as defined in the JORC Code (2004). These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves
"pellet"	iron oxide fines that have been agglomerated and sintered. These are suitable as feed to blast furnace or direct reduction feed
"prefeasibility study"	an overall study that combines resources, geology, mining, processing and other disciplines to produce a cost estimate to a level of accuracy of ±25%
"Preferred MagFe"	MagFe value used for estimation based on the reliability of the method used to determine MagFe
"Probable Ore Reserve"	according to the JORC Code (2004), it is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified

"Proved Ore Reserve"	according to the JORC Code (2004), it is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified
"QAQC data"	quality assurance and quality control data used to check accuracy and precision of drill assays
"ton"	metric ton
"Vulcan"	mining software
"water bore field"	underground water reservoir
"XRF assays"	assays measured using X-ray fluorescence


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Norman Yuen Kee Tong *(Deputy Managing Director)*
Vernon Francis Moore (Executive Director)
Li Shilin *(Executive Director)*
Carl Yung Ming Jie *(Executive Director)*
Liu Jifu *(Executive Director)*
Leslie Chang Li Hsien *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Peter Kruyt#

* *Non-executive Director*
** *Independent Non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

8 May 2006

To the Shareholders,

Dear Sir or Madam,

MAJOR TRANSACTION

ACQUISITION OF MAGNETITE MINING RIGHTS IN WESTERN AUSTRALIA

INTRODUCTION

The Directors announced on 31 March 2006 that the Company had agreed to a transaction under which it will have, potentially, mining rights over 6 billion tonnes of magnetite ore over the Mining Area in the western Pilbara region of Western Australia

located near the mouth of the Fortescue River. The mining rights will be held through companies the Company may acquire which hold sub-leases (i.e. sub mining rights) from the Seller, an independent third party, which in turn holds the mining rights direct from the Western Australian Government.

Magnetite ore is a ferromagnetic mineral form of iron ore, which can be further processed into concentrate, pellets or hot briquetted iron. These are the essential raw materials for the production of iron at the beginning stage of steel (including special steel) manufacturing process. It is estimated that the conversion ratio of magnetite ore to concentrate/pellet is 3.4 to 1 for this Project. There is no established open market value for magnetite ore.

The mining rights which the Company may acquire will be acquired by buying companies from the Seller, which companies hold sub-leases (i.e. sub mining rights) from the Seller, which in turn holds the mining rights direct from the Western Australian Government.

The sub-leases will continue in force until, for each company the Group acquires from the Seller, the processing of its 1 billion tonnes of magnetite ore which has been taken from the Mining Area has been completed. After each sub-lease expires, the relevant company(s) that the Company has acquired will no longer have the mining rights in the Mining Area.

The magnetite ore will be processed into concentrate and pellets, hot briquetted iron or/and any other product produced from iron ore or magnetite. A royalty is payable to the Seller based on the quantity of magnetite ore extracted and products produced.

In addition, Sino-Iron and Balmoral will arrange the financing of the construction of some of the infrastructure for the Project. The estimated capital expenditure payable for Sino-Iron (i.e. the first 1 billion tonnes of magnetite ore) is US$1,370 million (approximately HK$10,686 million), and the estimated capital expenditure payable for Balmoral (i.e. the second 1 billion tonnes of magnetite ore) is US$1,100 million (approximately HK$8,580 million).

In order for Sino-Iron, Balmoral, or any other company the Group acquires from the Seller to export concentrate produced under the terms of the existing sub-lease, the approval of the Western Australian Government will have to be obtained for the amendment of the agreement between the Seller, the Western Australian Government and other relevant parties. Having made enquiries with the relevant entities (including entities within the Western Australian Government) on this matter, the Directors are confident of obtaining this approval.

The table below summarises the key details of the Project:

Assets to be acquired	Agreement	Consideration	Conditions precedents to the acquisitions	Other terms
Right to extract 1 billion tonnes of magnetite ore in the Mining Area through the acquisition of Sino-Iron	Sino-Iron Acquisition Agreement	US$215 million	• Consent from Treasurer of Australia	• Estimated capital expenditure of US$1,370 million • Royalty
Right to extract 1 billion tonnes of magnetite ore in the Mining Area through the acquisition of Balmoral	Balmoral Acquisition Agreement	US$200 million plus Inflation between the date of the Balmoral Acquisition Agreement and the completion of the Balmoral Acquisition	• Consent from Treasurer of Australia • Completion of the Sino-Iron Acquisition • Another 1 billion tonnes of magnetite ore in the Mining Area (other than the 1 billion tonnes to be available to Sino-Iron) being proven	• Estimated cost of first drilling obligation of A$5 million • Estimated capital expenditure of US$1,100 million • Royalty
Options to acquire the right to extract up to 4 billion tonnes of magnetite ore in the Mining Area (depending on how much is proven by the Company under the further drilling obligation) through the acquisition of up to 4 further companies, each with the right to extract 1 billion tonnes of magnetite ore in the Mining Area	China Project Option Agreement	US$100 for grant of all Options US$200 million plus Inflation between 1 March 2006 and the date of completion of such acquisition for the exercise of each Option	• Consent from Treasurer of Australia • Another 4 billion tonnes of magnetite ore (or lesser amount) in the Mining Area (other than the 2 billion tonnes to be available to Sino-Iron and Balmoral) being proven	• Estimated cost of further drilling obligation of A$15 million • Royalty

The purpose of this circular is to provide you with the particulars of the Acquisition of Mining Rights.

1. THE SINO-IRON ACQUISITION AGREEMENT

Date

31 March 2006

Parties

(1) Mineralogy, as seller

(2) Sino-Iron Purchaser, as purchaser

(3) The Company, as guarantor of the Sino-Iron Purchaser's obligations under the Sino-Iron Acquisition Agreement

(4) Sino-Iron

In consideration of the Company and the Sino-Iron Purchaser entering into the Sino-Iron Acquisition Agreement, a separate deed of guarantee was entered into by Mr. Clive Frederick Palmer to guarantee Mineralogy's obligations to make payments in respect of its obligations and liabilities arising out of certain tax claims or Mineralogy's warranty under the Sino-Iron Acquisition Agreement that Sino-Iron has no liabilities.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Seller, its ultimate beneficial owner and Mr. Clive Frederick Palmer are third parties independent of the Company and its connected persons.

Assets involved

- *sale shares* – 10,000 issued shares in Sino-Iron held by the Seller, representing the entire existing issued shares in Sino-Iron.
- *subscription shares* – a number of shares in Sino-Iron for which the Sino-Iron Purchaser shall subscribe on completion (being the number of shares in an amount required to provide sufficient funds to Sino-Iron to repay all of its debts on completion).

Consideration for Sino-Iron Shares

The Sino-Iron Purchaser agreed to pay a fixed sum of US$215 million (approximately HK$1,677 million) in aggregate to the Seller and Sino-Iron for acquisition of the sale shares and subscription for the subscription shares on the basis that Sino-Iron will be debt free as at completion.

A deposit of US$20 million (approximately HK$156 million) has been paid by the Sino-Iron Purchaser to an escrow agent within five business days after execution of the Sino-Iron Acquisition Agreement and the balance of US$195 million (approximately HK$1,521 million) will be paid to the Seller and Sino-Iron on completion. If completion of the Sino-Iron Acquisition Agreement takes place, any interest on the deposit will be paid to the Seller as additional purchase price. If completion of the Sino-Iron Acquisition fails to take place and the Sino-Iron Acquisition Agreement is terminated, the deposit of US$20 million (together with accrued interest on it) will be returned to the Sino-Iron Purchaser upon termination unless the Sino-Iron Purchaser fails to complete the Sino-Iron Acquisition in breach of the agreement terms.

Conditions and Completion

Completion is conditional upon the Treasurer of Australia consenting, under the Foreign Acquisitions and Takeovers Act 1975, to the acquisition by the Sino-Iron Purchaser of the Sino-Iron Shares.

Completion of the Sino-Iron Acquisition shall take place on the date which is 5 business days after the above condition is satisfied, or such other date as the Seller and the Sino-Iron Purchaser may agree, but in any event no later than 30 June 2006.

Royalty

Sino-Iron agreed to pay to Mineralogy a royalty in respect of magnetite ore taken by Sino-Iron, quarterly during the term of the mining right granted by Mineralogy to Sino-Iron and other parties over the Mining Area.

Such royalty comprises two components:–

1st component (based on the quantity of magnetite ore taken) – A$0.30 (approximately HK$1.68) per tonne of magnetite ore taken by Sino-Iron (adjusted based on Inflation during the previous quarter).

2nd component (based on the quantity of products produced) – An additional royalty is payable quarterly to the Seller by Sino-Iron by reference to the market price of pellets and Mount Newman fines (as reference for the price of concentrate) and is calculated as follows:

(i) production volume multiplied by 50% and multiplied by the prevailing published annual FOB price (expressed in US dollars per dry metric ton unit) for pellets established by the largest supplier or seller of pellets in Brazil for export and multiplied by 68.1 and multiplied by an applicable rate in the range of 6% to 10% depending on the then prevailing market price for pellets; plus

(ii) production volume multiplied by 50% and multiplied by the prevailing published annual FOB price (expressed in US dollars per dry metric ton unit) for Mount Newman fines for export and multiplied by 68.1 and further by 1.05 and multiplied by an applicable rate in the range of 6% to 10% depending on the then prevailing market price for concentrates.

Notes:

(1) The applicable rate for pellets and concentrates is 6% to 10% depending on the prevailing market price for each of those product types.

(2) If there is a FOB price for Brazil pellets or Mount Newman fines applying for different destinations, the applicable price for use in the formula above will be the published price for shipments to China (if any), or to Asia.

Unless prevented from doing so by an act, matter or thing outside of Sino-Iron's control, by the doing of, or failing to do, an act by Mineralogy under its mining right/lease agreement with Sino-Iron or otherwise, or a failure to obtain all government approvals necessary for it to do so (provided it has used its best endeavours to obtain such approvals in a timely manner), Sino-Iron is required to produce not less than 6 million tonnes of product no later than seven years from 21 March 2006. If Sino-Iron fails to produce such quantity of products, it must, no later than one month following the end of the seventh year of 21 March 2006, pay to Mineralogy an amount equivalent to the royalty payable on the 6 million tonnes of products. The amount is estimated to be approximately US$42 million (approximately HK$327.6 million) if based on the 2005 market price. Such amount is in addition to the royalty that Sino-Iron shall pay to Mineralogy based on the actual product volume of the same year. The royalty will continue to be payable after the seventh year depending on the quantity of magnetite ore mined and the product volume. There will be no ceiling on such royalty.

Sino-Iron has granted to Mineralogy an option to be issued shares in Sino-Iron equal to 19.9999% of the total shares in Sino-Iron in the event of completion of the listing of shares in Sino-Iron for quotation on any stock exchange before 500,000 tonnes of products having been produced, which option may be exercised as the sole consideration for Mineralogy releasing Sino-Iron from its obligation to pay Mineralogy the second component of royalty described above.

Other than the royalty payable to Mineralogy, Sino-Iron must pay a royalty due to the State Government of Western Australia in respect of magnetite ore taken by Sino-Iron (see "Summary of the terms on which Mineralogy holds its mining rights" in Appendix I).

Capital Expenditure

Sino-Iron will be responsible for the construction and start up of the Project. It has agreed with Mineralogy that it will arrange all the financing to pay for such construction and start up of the Project to be carried out by Sino-Iron (including but not limited to, mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure).

The estimated capital expenditure payable for Sino-Iron is US$1,370 million (excluding the cost of the first drilling obligation described below).

Information relating to Sino-Iron

Under a site lease and right to mine granted by Mineralogy, Sino-Iron has the right to extract from the Mining Area 1 billion tonnes of magnetite ore.

Sino-Iron has the right to use and occupy the Mining Area exclusive for the 24 month period starting on 21 March 2006, after which Mineralogy may grant mining rights to other parties. If within 5 years after 21 March 2006, Sino-Iron has not prepared a development plan and submitted the development plan in connection with proposed mining activities to Mineralogy and the relevant Government Authorities for approval (as required), Mineralogy may give Sino-Iron notice of its intention to terminate the site lease and right to mine. If within 3 months after the giving of such notice, or such other period as Mineralogy may agree, Sino-Iron has not submitted a development plan to Mineralogy and the relevant Government Authorities, then Mineralogy may terminate the site lease and right to mine by notice. Further, if within 7 years after 21 March 2006, Sino-Iron has not commenced development operations, then Mineralogy may give Sino-Iron notice of its intention to terminate the site lease and right to mine. If within 3 months after giving of such notice, or such other period as Mineralogy may agree, Sino-Iron has not commenced development operations, then Mineralogy may terminate the site lease and right to mine by notice. Further details of the terms of the site lease and right to mine granted to Sino-Iron by Mineralogy are set out in Appendix I.

Details of the financial information relating to Sino-Iron for each of the three years ended 30 June 2005 and six months ended 31 December 2005 are set out in the accountants' report in Appendix IV of this circular.

2. THE BALMORAL ACQUISITION AGREEMENT

Date

31 March 2006

Parties

(1) Mineralogy, as seller

(2) Balmoral Purchaser, as purchaser

(3) The Company, as guarantor of Balmoral Purchaser's obligations under the Balmoral Acquisition Agreement

(4) Mr. Clive Frederick Palmer, as guarantor of certain obligations of Mineralogy under the Balmoral Acquisition Agreement

(5) Balmoral

Assets involved

- *sale shares* – 50,000,000 issued shares in Balmoral held by the Seller, representing the entire existing issued shares in Balmoral.

- *subscription shares* – A number of shares in Balmoral for which the Balmoral Purchaser shall subscribe on completion (being the number of shares in an amount required to provide sufficient funds to Balmoral to repay all of its debts on completion).

At any time within 15 months after the date of the Balmoral Acquisition Agreement, Mr. Clive Frederick Palmer may nominate another company, in any case to the satisfaction of the Company, to replace Balmoral as the company to be sold under the Balmoral Acquisition Agreement. Neither the Company nor the Balmoral Purchaser will be required to pay additional consideration for such substitution. Such substituted company will have identical rights as those which Balmoral is entitled or would be entitled pursuant to the Balmoral Acquisition Agreement, including but without limitation, the right to extract from the Mining Area 1 billion tonnes of magnetite ore.

Consideration for Balmoral Shares

The Company agreed that the Balmoral Purchaser shall pay US$200 million (approximately HK$1,560 million) (plus Inflation between the date of the Balmoral Acquisition Agreement and completion of the Balmoral Acquisition) in aggregate to the Seller and Balmoral for acquisition of the sale shares and subscription for the subscription shares on the basis that Balmoral will be debt free as at completion.

A deposit of US$20 million (approximately HK$156 million) will be paid by the Balmoral Purchaser to an escrow agent within five business days after additional 1 billion tonnes of magnetite ore (on top of the 1 billion tonnes to be made available to Sino-Iron) are proven under the first drilling obligation described below. The balance will be paid to the Seller and Balmoral on completion. If completion of the Balmoral Acquisition Agreement takes place, any interest on the deposit will be paid to the Seller as additional purchase price. If completion of the Balmoral Acquisition fails to take place and the Balmoral Acquisition Agreement is terminated, the deposit of US$20 million (together with accrued interest) will be returned to the Balmoral Purchaser upon termination unless the Balmoral Purchaser fails to complete the Balmoral Acquisition in breach of the agreement terms.

First drilling obligation

The Company will carry out a drilling program to drill at least 100 holes over 18 months from the date of the Balmoral Acquisition Agreement within the Mining Area. Once an additional 1 billion tonnes of magnetite ore (on top of the 1 billion tonnes made available to Sino-Iron) are identified by the Company after commencement of the drilling program, the Company will be under an obligation to acquire Balmoral subject to the consent from the Treasurer of Australia and pursuant to the Balmoral Acquisition Agreement as detailed below. The estimated cost for the drilling program under the first drilling obligation is approximately A$5 million (approximately HK$28 million).

Conditions and Completion

Completion is conditional upon (i) the Treasurer of Australia consenting, under the Foreign Acquisitions and Takeovers Act 1975, to the acquisition by the Balmoral Purchaser of the Balmoral Shares; (ii) the Sino-Iron Acquisition occurring; and (iii) another 1 billion tonnes of magnetite ore resources (other than the 1 billion tonnes to be available to Sino-Iron) being proven under the drilling program described below. Accordingly the Balmoral Acquisition is conditional upon the Sino-Iron Acquisition, but not vice versa.

Completion of the Balmoral Acquisition shall take place on the date which is 5 business days after the last of the above conditions are satisfied or any other date agreed by the Seller and the Balmoral Purchaser, but in any event no later than 31 July 2008.

Royalty

Royalty shall be payable by Balmoral to the Seller on the same basis as mentioned under the Sino-Iron Acquisition Agreement.

Similarly, unless prevented from doing so by an act, matter or thing outside of Balmoral's control, by the doing of, or failing to do, an act by Mineralogy under its mining right/lease agreement with Balmoral or otherwise, or a failure to obtain all government approvals necessary for it to do so (provided it has used its best endeavours to obtain such approvals in a timely manner), Balmoral is required to have produced not less than 6 million tonnes of product no later than nine years from 21 March 2006. If Balmoral fails to produce such quantity of products, it must, no later than one month following the end of the ninth year of 21 March 2006, pay to Mineralogy an amount equivalent to the royalty payable on the 6 million tonnes of products. The amount is estimated to be approximately US$42 million (approximately HK$327.6 million) if based on the 2005 market price. Such amount is in addition to the royalty that Balmoral shall pay to Mineralogy based on the actual product volume of the same year. The royalty will continue to be payable after the ninth year depending on the quantity of magnetite ore mined and the product volume. There will be no ceiling on such royalty.

As in the case of Sino-Iron, Balmoral has granted to Mineralogy an option to be issued shares in Balmoral equal to 19.9999% of the total shares in Balmoral in the event of completion of the listing of shares in Balmoral for quotation on any stock exchange before 500,000 tonnes of products having been produced, which option may be exercised as the sole consideration for Mineralogy releasing Balmoral from its obligation to pay Mineralogy the royalty based on product produced by Balmoral.

Other than the royalty payable to Mineralogy, Balmoral must pay a royalty due to the State Government of Western Australia in respect of magnetite ore taken by Balmoral (see "Summary of the terms on which Mineralogy holds its mining rights" in Appendix I).

Capital Expenditure

Balmoral will be responsible for the construction and start up of the Project. It has agreed with Mineralogy that it will arrange all the financing to pay for such construction and start up (including but not limited to, mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure).

The estimated capital expenditure payable for Balmoral is US$1,100 million (excluding the further drilling obligation described below).

Some of the infrastructure for which Sino-Iron and Balmoral are required to fund construction is outside the project area of Sino-Iron and Balmoral. According to the preliminary plan which is subject to final feasibility study, infrastructure outside the project area of Sino-Iron and Balmoral may include conveyor belt to the port, port facilities (including jetties, loading and unloading facilities and related infrastructure) and water and power lines and desalination plant (the estimated cost expenditure for which is approximately US$735 million (approximately HK$5,733 million), being part of the US$2,470 million (US$1,370 million for Sino-Iron and US$1,100 million for Balmoral) payable by Sino-Iron and Balmoral for the estimated capital expenditure). Title to those facilities will remain with Mineralogy as it is the owner of the land. However, Sino-Iron and Balmoral will have the right to use the facilities, on paying the operation and maintenance cost and on terms which are fair and equal as compared to other users of those facilities, during the Project life. If there are other projects commenced in the area by participants seeking to use the port or other facilities, those new participants will be obliged to pay an amount to Sino-Iron and Balmoral, to effectively share the capital costs associated with construction of the facilities. The intended capacity of the port to be constructed by Sino-Iron is sufficient to cater for the needs of Balmoral and Sino-Iron in relation to export of the products.

Information relating to Balmoral

Mineralogy has warranted that as at completion of the Balmoral Acquisition Agreement, Balmoral will be debt free with one main asset, namely the right to extract 1 billion tonnes of magnetite ore from the Mining Area.

Balmoral has the right to use and occupy the Mining Area exclusive for the 24 month period starting on 21 March 2008 (subject to Sino-Iron's rights). If within 5 years after 21 March 2006, Balmoral has not prepared a development plan and submitted the development plan in connection with proposed mining activities to Mineralogy and the relevant Government Authorities for approval (as required), Mineralogy may give Balmoral notice of its intention to terminate the site lease and right to mine. If within 3 months after the giving of such notice, or such other period as Mineralogy may agree, Balmoral has not submitted a development plan to Mineralogy and the relevant Government Authorities, then Mineralogy may terminate the site lease and right to mine by notice. Further, if within 7 years after 21 March 2006, Balmoral has not commenced development operations, then Mineralogy may give Balmoral notice of its intention to terminate the site lease and right to mine. If within 3 months after giving of such notice, or such other period as Mineralogy may agree, Balmoral has not commenced development operations, then Mineralogy may terminate the site lease and right to mine by notice. Further details of the terms of the site lease and right to mine granted to Balmoral by Mineralogy are set out in Appendix I.

Details of the financial information relating to Balmoral for each of the three years ended 30 June 2005 and six months ended 31 December 2005 are set out in the accountants' report in Appendix IV of this circular.

3. OPTIONS

Upon completion of the Balmoral Acquisition, the Company will enter into the China Project Option Agreement, pursuant to which, in consideration of US$100 (approximately HK$780) to be paid to Mineralogy, the Company will be granted the Options to acquire up to an additional 4 billion tonnes of magnetite ore to be exercised within the following period:–

- in the case of the first option, within four years from the completion of the Sino-Iron Acquisition and the Balmoral Acquisition; and
- in the case of further options, during the period commencing on the completion of the Balmoral Acquisition and concluding on the date which is 120 months from the date of the completion of the Sino-Iron Acquisition.

Each of the options will be exercised in the form of acquisition from Mineralogy or Mr. Clive Frederick Palmer of a company which shall have been granted the sub-lease from Mineralogy having the same rights as Sino-Iron and Balmoral (i.e. having the right to extract 1 billion tonnes of magnetite ore in the Mining Area) for a consideration of US$200 million, adjusted for Inflation between 1 March 2006 and the date of completion of each acquisition.

Further drilling obligation

Pursuant to the China Project Option Agreement, the Company will carry out a further drilling obligation to drill at least 300 holes for up to five years from the date of the Sino-Iron Acquisition Agreement in the Mining Area to endeavour to locate up to additional 4 billion tonnes of magnetite ore (on top of the 1 billion tonnes of magnetite ore to be made available to Sino-Iron and the 1 billion tonnes of magnetite ore to be made available to Balmoral, aggregating a total of 6 billion tonnes of magnetite ore) and will notify the Seller of at least (on top of the 2 billion tonnes to be available to Sino-Iron and Balmoral) 4 billion tonnes of magnetite ore (or such lesser amount as was located under the further drilling obligation).

The estimated cost for the drilling program under the further drilling obligation is approximately A$15 million (approximately HK$84 million) and will be deducted from the consideration to be paid by the Company in the exercise of any of the Options.

4. EXPLORATION TECHNIQUES AND TECHNICAL STAFF TO BE EMPLOYED

Regarding the exploration of the magnetite deposit, the Company shall use a number of exploration techniques for the sampling of Mineral Resources and measuring the magnetite iron content, including mapping, drilling, geological logging, chemical assaying for Fe, SiO_2, Al_2O_3, CaO, MgO, TiO_2, P, S, Mn, K_2O, Na_2O and LOI. Davis Tube tests will be done on mineralized intervals to determine the recoverable proportion of MagFe in the sample. Sample collected from drill holes will be assayed using XRF techniques such as those previously used (please refer to the report of Golder Associates in Appendix VI). A selection of the samples will be sent for external check assays and used to monitor the precision and accuracy of the sampling and assaying.

The Directors believe that the successful development of the Project will require a large team of experienced technical engineers, scientists and project managers. The Company will establish a professional management and technical team as soon as possible. The target is to employ specialist technical people in both Australia and Mainland China with experience in the areas of geology, mining, exploration, production and surveying. The Company is also considering engaging appropriate consultants in Australia and mainland China to conduct the research and development of the Project. The number of technical staff to be employed will be subject to the Company's feasibility study and business plan.

5. MANAGEMENT DISCUSSION AND ANALYSIS ON SINO-IRON AND BALMORAL

As at 31 December 2005, the audited net liabilities of Sino-Iron and Balmoral were approximately HK$217 million and HK$87 million respectively.

As at 31 December 2005, the only borrowing of Sino-Iron and Balmoral was an amount due to Mineralogy of approximately HK$217 million and HK$87 million respectively, which represented 100% of their respective net liabilities and resulted in a gearing ratio of 100%.

Details of the financial information relating to Sino-Iron and Balmoral for each of the three years ended 30 June 2005 and six months ended 31 December 2005 are set out in the accountants' reports set out in Appendix IV of this circular.

For each of the two years ended 30 June 2003 and 2005 and the six months ended 31 December 2005, both Sino-Iron and Balmoral had no profit or loss. For the year ended 30 June 2004, Sino-Iron and Balmoral incurred a net loss of approximately HK$207 million and HK$83 million respectively, representing the rental charges to Sino-Iron and Balmoral for occupying parts of the mining leases of Mineralogy for the year.

As at 31 March 2006, the amount due to Mineralogy by Sino-Iron and Balmoral amounted to approximately HK$213 million and HK$85 million respectively. Both balances will be repaid by funds from share subscription by the Group on completion in accordance with the Sino-Iron Acquisition Agreement and the Balmoral Acquisition Agreement.

6. BASIS OF DETERMINATION OF CONSIDERATION, SOURCE OF FUNDING AND FINANCIAL EFFECTS

The basis for the determination of the consideration for Sino-Iron and Balmoral are that they will both be debt free on completion, with one main asset i.e. each with the right to extract 1 billion tonnes of magnetite ore from the Mining Area.

Golder Associates, an independent technical adviser, has been appointed by the Company to provide an independent technical assessment of the mineral assets in the Mining Area. According to a report issued by Golder Associates dated 24 March 2006, Golder Associates has advised that up to December 2005, the total measured, indicated and inferred resources at the Mining Area were approximately 2,185 million tonnes of magnetite ore. The report from Golder Associates does not opine on the value of the mining rights under the Acquisition of Mining Rights.

The consideration has been determined based on arm's length negotiation, with reference to the report by Golder Associates and taking into consideration the capital expenditure required for the project, the historical market price for final products, an option for additional resources being granted.

The consideration for acquiring Sino-Iron Shares and Balmoral Shares will be funded by internal resources of the Group. As for capital expenditure, the majority of this will be financed by debt on a project basis with the balance from the internal resources of the Group.

The Acquisition of Mining Rights will increase the Group's fixed assets and liabilities. It may also result in an increase in the Group's gearing ratio. It is estimated that the funding requirement of Sino-Iron and Balmoral for the next 24 months will be approximately US$1.4 billion. Taking into account the financial resources available to the Group, including internally generated funds and available banking facilities, and the Company's intention to finance the majority of the estimated capital expenditure of Sino-Iron and Balmoral by project finance to be obtained, the Directors of CITIC Pacific are of the opinion that the Group will have sufficient working capital for its present requirements for at least the next 24 months from the date of publication of this circular.

Save as described above, the Acquisition of Mining Rights is not expected to have any material adverse impact on earnings, assets and liabilities of the Group.

7. REASONS AND BENEFITS FOR THE ACQUISITION OF MINING RIGHTS

The Group is engaged in a diversified range of businesses in Hong Kong and mainland China. Its focus is on special steel manufacturing, property development and power generation in mainland China. Other businesses include aviation, civil infrastructure, communications, marketing and distribution.

Both Sino-Iron and Balmoral are principally engaged in the business of mining, extraction and processing of magnetite ore in the Mining Area.

Mineralogy, an independent third party, is principally engaged in the business of mining magnetite ore in Western Australia. Mr. Clive Frederick Palmer is the beneficial owner of Mineralogy.

Looking at 2006, the Board believes that the overall investment and operating environment in Hong Kong and mainland China will remain positive. This will be beneficial to the development of the Enlarged Group's businesses. Going forward, the Group will focus more on its core businesses that the Group controls and will actively leverage off its expertise. The Company will strive for excellence and endeavour to capture business opportunities to achieve higher returns for shareholders.

The Acquisition of Mining Rights enables the Group to explore for magnetite ore to ensure a stable and long-term supply of raw materials for the furtherance of its special steel manufacturing business and also to invest in a magnetite ore mining business.

The Directors consider that the terms of the Acquisition of Mining Rights are normal commercial terms and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company intends to cooperate with partners of PRC background with expertise in mining and requiring long term supply of iron ore or related product to participate in the Project.

8. COMPLIANCE WITH LISTING RULES

As the applicable percentage ratios computed pursuant to rule 14.04(9) of the Listing Rules in respect of Acquisition of Mining Rights exceed 25% but are under 100%, the Acquisition of Mining Rights constitutes a major transaction for the Company and is subject to the reporting, announcement and shareholders' approval requirements of Chapter 14 of the Listing Rules and the requirements of Chapter 18 of the Listing Rules.

No shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the acquisition of the mining right. The following persons, who are a closely allied group of shareholders of the Company and together beneficially interested in 1,189,654,385 shares representing approximately 54.2% of the issued share capital of the Company, have given a written shareholders' approval to approve the Acquisition of Mining Rights pursuant to Rule 14.44 of the Listing Rules:

Name of beneficial shareholder	No. of ordinary shares beneficially interested	Percentage of total issued share capital of the Company as of the date hereof
CITIC Hong Kong (Holdings) Limited (through its wholly-owned subsidiaries)	632,253,285	28.8%
10 Directors having an interest in the shares of the Company (through their controlled corporations and/or personal interest)	557,401,100	25.4%
Total	**1,189,654,385**	**54.2%**

Pursuant to Rule 18.09(6) of the Listing Rules, the Company has commissioned Golder Associates, an independent third party, to undertake an independent review of the exploration, mining and processing assets owned by the Group in the Mining Area. Details of the scope of work conducted by Golder Associates are set out in the report of Golder Associates in Appendix VI to this circular.

9. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular, including various risk factors in relation to, inter alia, the Acquisition of Mining Rights as set out in Appendix II of this circular.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

APPENDIX I AUSTRALIAN LAWS AND REGULATIONS RELATING TO THE INDUSTRY, SUMMARY OF THE TERMS ON WHICH MINERALOGY HOLDS ITS MINING RIGHTS AND SUMMARY OF THE TERMS OF THE SUB-LEASES

AUSTRALIAN LAWS AND REGULATIONS RELATING TO THE INDUSTRY

The mining industry is highly regulated in Australia, with each state and the Northern Territory having its own laws and regulations governing the industry in its jurisdiction. Certain Commonwealth legislation can also impact mining activities.

In Western Australia, the necessary approvals to engage in mining activities are typically divided into three categories:

- primary approvals, which relate to obtaining access to the land and securing the approval to use that land for the proposed project;
- secondary approvals, which relate to operational matters; and
- in certain cases, a State Agreement, to establish a framework of rights and obligations for both the developer and the government.

Primary approvals

As noted above, primary approvals relate to obtaining access to the land and securing the approval to use that land for the proposed project. These include access to land and waters, environmental protection, protection of aboriginal heritage and planning and development.

Access to land and waters

The Mining Act 1978 (WA) (**Mining Act**) provides that all minerals (with some exceptions) belong to the Crown. No activities (including prospecting, exploration or mining) in respect of minerals owned by the Crown can be undertaken until the Department of Industry and Resources (**DOIR**) has granted the appropriate mining title.

The Land Administration Act 1997 (WA), administered by the Department of Planning and Infrastructure, also governs the use of Crown land.

The Conservation and Land Management Act 1994 (WA), administered by the Department of Conservation and Land Management, applies where the mining activities may impact conservation areas (biodiversity in ecosystems, species or genetics).

The Native Title Act 1993 (Cth) in Western Australia is administered by the State government (for mineral exploration and mining projects, negotiations are managed by DOIR's Tenure and Native Title Branch). This Act provides for Aboriginal people to claim native title and sets out a process for negotiation and compensation where the land is to be leased out by the State.

Environmental protection

The Environmental Protection Act 1986 (WA), administered by the Western Australian Department of Environment, establishes an independent five member authority called the Environmental Protection Authority (**EPA**), which assesses proposals that may have significant environmental impacts. The EPA can require an Environmental Impact Assessment.

The Minister makes the final decision, and may take into account factors not considered by the EPA (including considerations from other agencies, such as Health, Conservation and Land Management and Indigenous Affairs; and from Commonwealth assessments described below).

Where the project is likely to have a significant impact on matters of national environmental significance, assessment is also required under the Environmental Protection and Biodiversity Conservation Act 1999 (Cth), administered by the Commonwealth Department of Environment and Heritage. Such matters include:

- listed threatened species and communities
- migratory species protected under international agreements
- Ramsar wetlands of international importance
- the Commonwealth marine environment
- World Heritage properties
- National Heritage places
- Nuclear actions

The Commonwealth may accredit State governments to carry out these assessments in conjunction with the State environmental assessments.

Finally, a project may require works approvals and licences from the Western Australian Department of Environment, which are intended to prevent pollution at both the construction and operation phase of a project.

Protection of Aboriginal Heritage

Developers should commission an Aboriginal heritage survey where a development might impact an Aboriginal site (including artefacts, engravings, paints, mythological places, man made places, ceremonial places, quarry sites and modified trees). If the project will disturb such a site, developers must submit an application for consent, demonstrating that all necessary steps (including archaeological and ethnographic surveys and consultations with relevant Aboriginal people) have been taken to avoid disturbing the site.

The Minister for Indigenous Affairs makes the final decision in relation to any such application, based on general interests of the community and the recommendations of the Aboriginal Cultural Material Committee, which evaluates each site the subject of an application.

Planning and Development

Any development on land situated within the boundaries of a Town Planning Scheme must be approved under the Town Planning and Development Act 1928 (WA) and the Western Australian Planning Commission Act 1985 (WA). Both planning approvals (which determine whether a proposed land use is allowed) and development approvals (which relate to development) are required. The approval process is usually administered by a town, city or shire council or the Western Australian Planning Commission, and the approval is made by the Minister for Planning and Infrastructure.

Secondary approvals

Most projects also require secondary approvals, which relate to the way in which a project is carried out. There are a wide variety of secondary approvals, including:

- wildlife conservation and weed control
- water rights
- storage and use of explosives
- permits to traverse Aboriginal reserves
- access to power transmission or gas distribution systems
- sewage treatment
- occupational health and safety

State Agreements

State Agreements can be negotiated between the Western Australian government and a developer, and must be ratified by the Western Australian Parliament. Their purpose is to set out the rights and obligations of both parties in respect of a particular project, in some cases modifying the requirements relating to primary and secondary approvals set out above.

State Agreements are most common where the proposed project is located in a remote area and requires long term certainty, land tenure and complex approvals.

Terms of State Agreements

State Agreements vary depending on the project covered. Typical provisions include:

- long term security of title under relevant legislation;
- resolving inconsistencies among relevant laws;
- infrastructure provision by the developer and the State;
- incentive arrangements and requirements for secondary processing obligations on the part of the developer;
- submission and approval of development proposals;
- revenue payable to the State through royalties and lease payments;
- provisions giving the State the right to terminate the Agreement if the developer commits a material breach.

Development proposals

Under the State Agreement, the developer is required to submit to the Minister for State Development detailed proposals on the development of the project. The proposals must:

- restate the parties' obligations under the State Agreement;
- provide further detail on how the parties will meet the obligations;
- outline all approvals that have been obtained (the development proposal cannot be approved until all primary approvals have been obtained);
- set out the development schedule;
- otherwise show that the project is fully cleared to proceed (taking into account project financing, Board approval, etc).

The Minister may approve the development proposal, defer consideration until a further proposal is submitted or require the developer to amend the proposal.

Construction of the project commences after approval of the development proposals.

SUMMARY OF THE TERMS ON WHICH MINERALOGY HOLDS ITS MINING RIGHTS

The DOIR has granted Mineralogy mining leases and other mining tenements under the Mining Act, and Mineralogy's rights in relation to projects developed under the leases are governed by the State Agreement (described below), which in some cases modify the usual statutory regime described above.

Entry into the State Agreement

In December 2001, the State Government of Western Australia signed a State Agreement with Mineralogy, Sino-Iron and other proponent companies (as ratified, the **State Agreement**). This was ratified by the Western Australian Government pursuant to the Iron Ore Processing (Mineralogy Pty Ltd) Agreement Act 2002.

According to the "Western Australian Iron Ore Industry 2003", published by DOIR, Mineralogy controlled the following iron ore reserves:

DEPOSIT	Reserves at 31/12/02		Measured and Indicated resources at 31/12/02		Inferred resources at 31/12/02		Ore Type
	Million Tonnes	*Grade % Fe*	*Million Tonnes*	*Grade % Fe*	*Million Tonnes*	*Grade % Fe*	
Fortescue	800	33.5	–	–	3,990	31.80	Br BIF

Area of mining lease and term

The mining leases to which Mineralogy is the registered holder cover an area of 12,500 hectares of land at Cape Preston in the Pilbara Region of Western Australia and expire on 22 June 2014, with an automatic right of renewal for two further periods of 21 years upon Mineralogy submitting a written application. The Mining Leases 08/123, 08/124 and 08/125 in relation to the Project cover 3,000 hectares of land.

Project

Under the State Agreement, Mineralogy (with or without a co-proponent) may submit for the approval of the relevant Minister a project or projects for the production of either high grade iron ore pellets, direct reduced iron (including hot briquetted iron) or steel.

Proposed infrastructure

Each project proposal must set out proposed terms relating to planning for, and the creation, use and maintenance of infrastructure, utilities and accommodation. The State Agreement sets out criteria which must be followed in each of these areas in order to obtain approval of the project.

Broadly speaking, the project proposal made by Mineralogy group provides for the construction of a mine, crusher, concentrator, pellet and plant for production of DRI, tailings dam for catching waste products, power station, conveyor system, roads, materials handling and port complex, desalination plant, water borefields and accommodation complex.

Royalty

The royalty rates payable by Mineralogy to the Western Australian Government are:–

	Lump ore	Fine ore	Beneficiated ore	Magnetite
Standard Mining Act royalty rates	7.5%	5.625%	5.0%	5.0%
Degree of value-added processing	Concessionary rates (related to specific State Agreements)			
Low level of processing (e.g. to pellets)	7.0%	5.125%	4.5%	4.5%
Medium level of processing (e.g. to Direct Reduced Iron)	6.5%	4.625%	4.0%	4.0%
High level of processing (e.g. to steel)	5.5%	3.625%	3.0%	3.0%

Environmental approval

Mineralogy must obtain all environmental approvals that it would be required to obtain if the State Agreement were not in effect. Mineralogy has sought and obtained environmental approvals. Each of the approvals are subject to conditions and requirements which must be strictly complied with, and any departures from the approvals requires further approval.

The environmental approvals, which have been obtained in Mineralogy's name, in broad terms, provides for the establishment and operation of an iron ore mine, process plant (pelletising, DRI and HBI), accommodation and port facility in the Cape Preston

area, with the following main components (the final specifications for which require further reports, planning and approval):

- conventional open pit mining of the George Palmer ore body;
- stockpiling, waste and tailing storage facilities at the mine site;
- process plant for pelletising, and the production of direct-reduced iron and hot-briquetted iron;
- gas-fired power station;
- an infrastructure corridor (conveyor or haul road) from the mine and process plant site to Cape Preston;
- bridging structures or rock causeway from Cape Preston to Preston Island; and
- stockpiling, seawater desalination plant and port facilities at Cape Preston and off Preston Island.

SUMMARY OF THE TERMS OF THE SUB-LEASES

SINO-IRON SUB-LEASE

The rights and obligations Sino-Iron has in the Mining Area are governed by a Mining Right and Lease Agreement dated 21 March 2006, a Facilities Deed dated 26 October 2001, a Joint Development Agreement dated 12 March 2005 and the Fortescue Project Consolidation Agreement dated 26 October 2001.

Area of mining, sub-lease and term

Sino-Iron has an access licence and rights to extract 1 billion tonnes of magnetite ore in the Mining Area.

Specifically, Sino-Iron has the right to use and occupy the Mining Area (being an area at Cape Preston in the Pilbara Region of Western Australia and part of the area over which Mineralogy is the registered holder of mining rights) for the purpose of exploring and mining ore with at least 17% magnetite content. The mining right and associated site lease continues until Sino-Iron has taken its "total extraction limit" (described below) from the Mining Area. The right to use and occupy the land is exclusive for the 24 month period starting on 21 March 2006, after which Mineralogy may grant mining rights to other parties.

Sino-Iron has the right to carry out or participate in the establishment of a mine within the Mining Area for mining magnetite ore, and to carry out or participate in mining operations for mining and extracting magnetite ore from the Mining Area with the right to take the following quantities of magnetite ore:

- up to that amount of magnetite ore required to produce 12,000,000 tonnes of concentrate, pellets and HBI (in aggregate) per calendar year; and
- up to 1,000,000,000 tonnes in total.

Sino-Iron also has the right to a lease over a site area near the Mining Area on which Sino-Iron may erect processing plants and other facilities. Mineralogy has also granted to Sino-Iron a non-exclusive licence to access other areas adjacent to the Mining Area for purposes incidental to the development of the project, as well as a licence to develop a camp area for construction workers.

Project

Sino-Iron is obliged to process all magnetite ore taken into iron ore concentrates, pellets or hot briquetted iron. Sino-Iron is prohibited from producing for sale or export a total of more than 12,000,000 tonnes of concentrate, pellets and HBI (in aggregate) per calendar year. Unless Mineralogy consents, any iron ore concentrates that are not produced for sale and export must be processed into pellets, and any pellets not produced for sale and export must be processed into HBI. Pellets and HBI must be exported, except where pellets are processed into HBI for export.

On completion of the Sino-Iron Acquisition, CITIC Pacific will be granted the right to exercise all powers of the mine manager. CITIC Pacific will continue to receive all such benefits so long as it exercises the First Option under the China Project Option Agreement. In the event that it does not exercise the First Option, all such rights revert to Mineralogy. The function of the mine manager is to regulate mining operations in the Mining Area, including the appointment of a mining contractor, the grant of third party mining rights and the approval of third party mine participants, cost sharing between different mine participants, mine planning, rates of mining and the determination of quantities and quality of magnetite ore mined.

Proposed infrastructure

Sino-Iron will be responsible for the construction and start up of the Project. It has agreed with Mineralogy that it will arrange all the financing to pay for such construction and start up of the Project to be carried out by Sino-Iron (including but not limited to, mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure).

Mineralogy and Sino-Iron are parties to an agreement regulating the manner in which certain facilities are to be constructed and used which also provides for third party use of those facilities.

As stated in Letter from the Board, some of the infrastructure for which Sino-Iron is required to fund is outside the Mining Area.

Royalty and option

Sino-Iron must pay the royalty due to the State Government of Western Australia under the State Agreement in respect of magnetite ore taken by Sino-Iron (see "Summary of the terms on which Mineralogy holds its mining rights").

Sino-Iron must pay to Mineralogy a royalty in respect of magnetite ore taken and product produced (see Letter from the Board).

Sino-Iron has granted to Mineralogy an option to be issued shares in Sino-Iron equal to 19.9999% of the total shares in Sino-Iron in the event of completion of the listing of shares in Sino-Iron for quotation on any stock exchange before 500,000 tonnes of products having been produced, which option may be exercised as the sole consideration for Mineralogy releasing Sino-Iron from its obligation to pay Mineralogy the royalty based on product produced by Sino-Iron.

Environmental approval

Under the Mining Right and Lease Agreement, Sino-Iron is responsible for obtaining all necessary governmental approvals (including without limitation environmental approvals) relating to its project. Mineralogy may, however, elect to obtain environmental approvals in respect of the project. If so, and Mineralogy wishes to transfer those to Sino-Iron, Sino-Iron must do anything reasonably necessary to effect the transfer and must indemnify Mineralogy for any costs and expenses Mineralogy incurs by virtue of it having been the proponent and/or continuing to be a co-proponent for Sino-Iron's project.

Other terms

Mineralogy must apply for, and use reasonable endeavours to obtain, the renewal or extension of the mining leases and other tenements pursuant to which Mineralogy grants Sino-Iron its rights under the Mining Rights and Lease Agreement. Sino-Iron also has a number of specific and more general obligations under the agreements to assist Mineralogy to meet its obligations under the State Agreement.

BALMORAL SUB-LEASE

Balmoral has entered into agreements with Mineralogy on substantially the same terms as for Sino-Iron, except that the term commences on 21 March 2008, with a 24 month exclusive occupation and use period (subject to Sino-Iron's rights) from that date.

OTHER COMPANIES SUB-LEASES

To the extent that CITIC Pacific exercises its rights under the China Project Option Agreement to acquire other companies in accordance with that agreement, Mineralogy will grant those companies with rights in substantially the same terms as the Sino-Iron Mining Rights and Lease Agreement, and will procure that the company becomes a party to the State Agreement and enters into an agreement in substantially the same terms as the Facilities Deed and Consolidation Agreement.

As at the date of this circular, CITIC Pacific is not aware of any claims in relation to exploration rights made or notified by any third parties against the Enlarged Group or vice versa.

Any of the risks described below or in the Report of Golder Associates set out in Appendix VI could cause the financial performance of Sino-Iron and Balmoral and/or any of the companies to be acquired upon the exercise of the Options and hence that of the Enlarged Group to differ significantly from the goals, plans, objectives, intentions and expectations expressed in this circular. If any of such risks and uncertainties actually occur, the business, financial condition or operating results of the Enlarged Group could be materially and adversely affected.

Risks relating to the Acquisition of Mining Rights

Fluctuation in the market price of pellets and concentrate

The profitability of the Enlarged Group's magnetite mining operations may be affected by fluctuations in the market price of pellets and concentrate. As most of the revenue from these operations will come from the sale of pellets and concentrate (whether externally or to the Group's own special steel business), the earnings from these operations will be closely related to such prices which have historically been cyclical and volatile and which may be influenced by numerous factors beyond the control of the Enlarged Group, including worldwide demand, forward selling activities and general economic conditions.

Capital requirements and funding sources

The estimated capital expenditure payable for Sino-Iron (i.e. the first 1 billion tonnes of magnetite ore) is US$1,370 million (approximately HK$10,686 million), and the estimated capital expenditure payable for Balmoral (i.e. the second 1 billion tonnes of magnetite ore) is US$1,100 million (approximately HK$8,580 million). The Directors intend that the majority of this will be financed by debt on a project basis with the balance from internal resources of the Group. Any mortgage or other security given in favour of a project financier over Sino-Iron's or Balmoral's interest in the State Agreement or the relevant mining right/lease agreement will require the consent of the Minister under the State Agreement.

The Enlarged Group's ability to obtain external financing and the related financing cost is subject to a variety of uncertainties, including the future results of its operations, its financial condition and cash flows, the condition of the global and domestic financial markets and any change in the Enlarged Group's credit rating.

Uncertainty in relation to major capital infrastructure/some of the infrastructure built outside the Mining Area

The capital expenditure for Sino-Iron will be used to pay for infrastructure which will be needed in order for Sino-Iron to commence mining and production. This includes mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure.

Balmoral will need mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure to be built from its capital expenditure.

The building of such infrastructure could be delayed or adversely affected by factors outside the control of the Enlarged Group, including failure to obtain necessary regulatory approvals, technical difficulties and manpower or other resource constraints. However, the environmental approvals, which have been obtained in Mineralogy's name, in broad terms, provide for the establishment and operation of an iron ore mine, process plant, accommodation and port facility in the Cape Preston area, gas-fired power station, infrastructure corridor from the mine and process plant site to Cape Preston, bridging structures or rock causeway from Cape Preston to Preston Island, and other major components (the final specifications for which require further reports, planning and approval).

The cost of capital expenditure may exceed the Company's planned investment budget. In particular, the State Agreement requires that preference be given to local contractors, service providers and labour in carrying out the Project and this may impact the costs of the Project. As a consequence of project delays, cost overruns, changes in market circumstances or other factors, the intended economic benefits from these projects may not materialise as budgeted.

Some of the infrastructure for which Sino-Iron and Balmoral are required to fund construction is outside the project area of Sino-Iron and Balmoral: the estimated cost expenditure for which is approximately US$735 million (approximately HK$5,733 million), being part of the US$2,470 million (US$1,370 million for Sino-Iron and US$1,100 million for Balmoral).

Title to those facilities will remain with Mineralogy as it holds the necessary right to occupy the land on which those facilities will be constructed and the contractual arrangements between Mineralogy, Sino-Iron, Balmoral and any further company that may be acquired under the Options provide that Mineralogy will own those facilities. However, Sino-Iron and Balmoral will have the right to use the facilities, on paying the operation and maintenance cost and on terms which are fair and equal as compared to other users of those facilities, during the Project life.

Uncertainty related to exploration

As the availability of the Balmoral Acquisition and the exercise of the Options are conditional upon, inter alia, sufficient levels of magnetite ore being proven, there is no guarantee that either the Balmoral Acquisition or the exercise of the Options can be completed. Thus, the commercial viability of the Acquisition of Mining Rights may depend on such further deposits being proven. However, according to a report issued by Golder Associates dated 8 May 2006, the total resources at the Mining Area were approximately 2,185 million tonnes of magnetite ore which is sufficient for the requirement of Balmoral Acquisition, details of which can be referred to in Appendix VI.

Sino-Iron and Balmoral are new ventures for the Group

This is the Group's first venture into magnetite ore mining and exploration. The Acquisition of Mining Rights is also a greenfield project. Completing the integration of Sino-Iron and Balmoral and any company acquired upon exercise of the Options could present management and organisational challenges and could involve complications or delays. Nevertheless, the Company intends to build up a professional management and technical team as soon as possible. The target is to employ specialist technical people in both Australia and mainland China with experience in the areas of geology, mining, exploration, production and surveying. The Company is also considering engaging appropriate consultants in Australia and mainland China to conduct the research and development of the Project. The Company also intends to cooperate with partners of PRC background with expertise in mining and requiring long-term supply of iron ore or related product to participate in the Project.

Mining rights are under sub-lease

Each of Sino-Iron and Balmoral obtains their right to mine from Mineralogy under the sub-leases granted to each of them by Mineralogy (see Appendix I). Accordingly, their continued right to mine is dependant on Mineralogy itself continuing to have the relevant right to mine. Mineralogy's right to mine derives from the mining leases granted to it under the Mining Act. In the event that the Options are exercised the right to extract up to a further 4 billion tonnes of magnetite will also be through the acquisition of further companies each of which will have been granted similar rights to those held by Sino-Iron and Balmoral. Accordingly, the rights conferred on those companies will also be dependant on Mineralogy continuing to have the right to undertake mining activity under the mining leases.

It follows that in the event of a breach by Mineralogy of the mining leases, or its insolvency, there is a risk that Mineralogy may no longer have the necessary rights and as a consequence Sino-Iron, Balmoral and any other further companies, would lose the right to continue to carry on a mining activity.

The State Agreement creates a framework under which Mineralogy and other so called co-proponents (which includes Sino-Iron and Balmoral) have access to, in effect, a streamlined procedure for obtaining all necessary governmental approvals for undertaking development work in connection with proposed mining activities. Such development work includes but is not limited to the construction of mining plant, port facilities and processing facilities. In the absence of the State Agreement, Sino-Iron, Balmoral and any further companies would be required to obtain all necessary governmental approvals in the ordinary course by approaching each relevant governmental department and other relevant instrumentality to obtain such approvals rather than relying on the provisions of the State Agreement.

Mineralogy currently has had approval under the State Agreement in relation to two proposals, one of which is a proposal with Sino-Iron. Approval of both proposals was conditional upon the Minister being satisfied that financing for the proposal had been

secured. Prior to the entry into the agreements to acquire Sino-Iron and Balmoral, the Minister raised concerns with Mineralogy on the financing. The Directors believe (after having discussed the same with entities within the Western Australian Government) that the acquisition by the Company of Sino-Iron and the conditional acquisition of Balmoral will satisfy the Western Australian Government in relation to the concerns it previously raised with Mineralogy.

If within 5 years after 21 March 2006, Sino-Iron and/or Balmoral has not prepared a development plan and submitted the development plan to Mineralogy and the relevant Government Authorities for approval (as required), Mineralogy may give Sino-Iron and/ or Balmoral notice of its intention to terminate the Mining Right and the Site Lease. If within 3 months after the giving of such notice, or such other period as Mineralogy may agree, Sino-Iron and/or Balmoral has not submitted a development plan to Mineralogy and the relevant Government Authorities, then Mineralogy may terminate the Mining Right and the Site Lease by notice.

If within 7 years after 21 March 2006, Sino-Iron and/or Balmoral has not commenced development operations, then Mineralogy may give Sino-Iron and/or Balmoral notice of its intention to terminate the Mining Right and the Site Lease. If within 3 months after giving of such notice, or such other period as Mineralogy may agree, Sino-Iron and/or Balmoral has not commenced development operations, then Mineralogy may terminate the Mining Right and the Site Lease by notice.

Export of concentrate

The Company intends to cooperate with partners of PRC background with expertise in mining and requiring long-term supply of iron ore or related product to participate in the Project. The acquisition of magnetite ore is also to ensure a stable and sufficient supply of raw materials for the Group's special steel manufacturing business. Both these objectives require the export of concentrate and/or pellets to the PRC. The State Agreement does not presently permit the approval of projects relating to the export of concentrate. The Sub-lease requires Sino-Iron to export all pellets and HBI.

Accordingly in order for Sino-Iron, Balmoral, or any other companies the Group acquires from the Seller to put forward proposals under the State Agreement for approval, where those proposals involve the establishment of a project for the export of concentrate (as opposed to pellets and HBI) the State Agreement will need to be amended to allow for the approval of such proposals. Further, the environmental approval which Mineralogy has obtained to date in relation to the overall development of the project does not expressly approve the production of concentrate for export although it does entitle the production of a greater amount of concentrate than is required for the production of pellets and HBI and does not expressly prevent the export of any remaining concentrate. It is likely that a further modification to the environmental approval will be required to make it clear that there is an entitlement to export concentrate.

Having made enquiries with the relevant entities (including entities within the Western Australian Government) on this matter, the Directors are confident of obtaining relevant approvals.

If the State Agreement were not amended to provide for the approval of proposals that involve the export of concentrate or such an amendment was made but the Minister chose not to approve such a proposal, it remains open for the Enlarged Group to undertake mining activity for the export of concentrate. However, in these circumstances all necessary Governmental and other approvals relating to the construction and operation of the facilities necessary to mine, process and export concentrate (such as mining plant, processing plant and port facilities) would be subject to obtaining all necessary governmental and other approvals and these would have to be obtained in the ordinary course from the relevant governmental and other instrumentalities rather than being approved under the umbrella of the State Agreement. Depending on the market condition, if it is commercially feasible, Sino-Iron, Balmoral, or any other companies the Group acquires from the Seller can produce 100% pellets for export, pellets being already allowed for export.

Exclusive possession

Although the Enlarged Group will have exclusive possession of the Mining Area, in the event CITIC Pacific does not exercise the first option (other than because there are less than 3 billion tonnes of magnetite ore proven including the 2 billion tonnes under the Sino-Iron Acquisition and the Balmoral Acquisition), the Enlarged Group will cease to have exclusivity in the area.

Risk relating to the mining industry

The Enlarged Group will face many operational risks in connection with the Project, including operating limitations imposed by environmental or other regulatory requirements; risks related to the geological structure of the Enlarged Group's mines and geological disasters that occur during the mining process; and catastrophic events such as fires, earthquakes, explosions, floods or other natural disasters.

The occurrence of any of these events may result in the interruption of the operations of the Enlarged Group and subject the Enlarged Group to losses or liabilities.

There are numerous conditions to environmental approval which must be met before any of the plants or facilities may be constructed, or mining commencing in the Mining Area. A number of further approvals and licences must be obtained under various state legislation in relation to mine safety, port construction and operation, soil conservation, water rights, electricity generation and use, dangerous goods and Aboriginal heritage in respect of the Mining Area.

The resources and reserve estimates for magnetite ore are prepared in accordance with the JORC 2004. Due to limited extent of exploration, diversity and complexity of the geological structures of each mine, the estimates as set out in Appendix VI and any proven magnetite ore deposits under the first drilling obligation or the further drilling obligation may differ from the actual mine reserves in tonnage, quality and feasibility.

Risk relating to conducting operation in Australia

Both domestic and international economic factors may have an influence on the value of Sino-Iron, Balmoral or any other company acquired through exercise of the Options. Such factors may include but not be limited to changes in government policy, liquidity of financial markets, world terrorism, natural disasters, interest and exchange rate changes, inflation, trade sanctions and taxation laws.

Sino-Iron, Balmoral and any company acquired through exercise of the Options are all established and will operate under the laws of Australia. The Group is unable to forecast the impact of any changes of legislation over the lifetime of the project.

1. Summary of Consolidated Financial Information For The Three Years Ended 31 December 2005

The following is a summary of the audited consolidated financial information of the Company for each of the three years ended 31 December 2003, 2004 and 2005 as extracted from the respective audited annual accounts of the Company. Due to the adoption of new accounting policies in 2004 and 2005, the 2003 financial information has been restated accordingly.

RESULTS

	Year ended 31 December		
		As restated	As restated
	2005	**2004**	**2003**
	HK$ million	*HK$ million*	*HK$ million*
Turnover	26,564	22,912	26,180
Profit before Taxation	4,642	4,274	1,686
Taxation	(345)	(413)	(322)
Profit for the Year	4,297	3,861	1,364
Attributable to			
Shareholders of the Company	3,989	3,534	1,148
Minority Interests	308	327	216
	4,297	3,861	1,364

ASSETS AND LIABILITIES

	At 31 December		
		As restated	As restated
	2005	**2004**	**2003**
	HK$ million	*HK$ million*	*HK$ million*
Total Assets	70,668	59,398	55,659
Total Liabilities	(29,472)	(20,899)	(15,880)
	41,196	38,499	39,779
Minority Interests	(2,093)	(1,578)	(1,931)
Equity Attributable to Shareholders of the Company	39,103	36,921	37,848

2. Audited Consolidated Financial Statements For The Year Ended 31 December 2005

The following audited financial statements of the Group are extracted from the Company's annual report for the year ended 31 December 2005.

Consolidated Profit and Loss Account
for the year ended 31 December 2005

in HK$ million	*Note*	**2005**	**As restated 2004**
Turnover	3	26,564	22,912
Cost of Sales		(21,226)	(18,064)
Distribution and Selling Expenses		(824)	(763)
Other Operating Expenses		(2,196)	(2,105)
Change in Fair Value of Investment Properties		520	181
Negative Goodwill		–	126
Profit from Consolidated Activities	*4 & 5*	2,838	2,287
Share of Results of	*4*		
Jointly Controlled Entities		327	488
Associated Companies		1,984	1,801
Profit before Net Finance Charges and Taxation		5,149	4,576
Finance Charges		(560)	(410)
Finance Income		53	108
Net Finance Charges	*6*	(507)	(302)
Profit before Taxation		4,642	4,274
Taxation	*7*	(345)	(413)
Profit for the Year		4,297	3,861
Attributable to:			
Shareholders of the Company	*8*	3,989	3,534
Minority Interests		308	327
		4,297	3,861
Dividends	*9*	(2,412)	(2,411)
Earnings per Share for Profit attributable to Shareholders of the Company during the year *(HK$)*	*10*		
Basic		1.82	1.61
Diluted		1.82	1.61

Consolidated Balance Sheet
as at 31 December 2005

in HK$ million	*Note*	2005	As restated 2004
Non-Current Assets			
Property, plant and equipment	13	10,063	7,344
Investment properties	14	8,645	8,115
Properties under development	15	1,849	1,672
Leasehold land	16	1,618	1,596
Jointly controlled entities	18	10,583	7,852
Associated companies	19	23,300	21,439
Other financial assets	20	929	1,121
Goodwill	21	603	507
Deferred tax assets	29	158	94
Derivative financial instruments	28	168	–
		57,916	49,740
Current Assets			
Properties held for sale	13	1,055	275
Inventories	22	3,427	2,778
Debtors, accounts receivable, deposits and prepayments	23	5,691	4,188
Cash and bank deposits		2,579	2,417
		12,752	9,658
Current Liabilities			
Bank loans, other loans and overdrafts			
secured	27	183	104
unsecured	27	2,223	707
Creditors, accounts payable, deposits and accruals	24	6,628	4,742
Provision for taxation		199	249
		9,233	5,802
Net Current Assets		3,519	3,856
Total Assets Less Current Liabilities		61,435	53,596

in HK$ million	*Note*	2005	As restated 2004
Non-Current Liabilities			
Long term borrowings	*27*	18,812	13,769
Deferred tax liabilities	*29*	1,387	1,328
Derivative financial instruments	*28*	40	–
		20,239	15,097
Net Assets	*4*	41,196	38,499
EQUITY			
Share capital	*25*	877	877
Reserves	*26*	36,472	34,290
Proposed dividend		1,754	1,754
Equity attributable to Shareholders of the Company		39,103	36,921
Minority Interests		2,093	1,578
Total Equity		41,196	38,499

Balance Sheet
as at 31 December 2005

in HK$ million	*Note*	**2005**	**2004**
Non-Current Assets			
Property, plant and equipment	*13*	27	33
Subsidiary companies	*17*	41,096	39,067
Jointly controlled entities	*18*	1,859	1,314
Associated companies	*19*	5,631	4,743
Derivative financial instruments	*28*	150	–
		48,763	45,157
Current Assets			
Debtors, accounts receivable, deposits and prepayments	23	138	98
Cash and bank deposits		56	197
		194	295
Current Liabilities			
Bank loans, other loans and overdrafts unsecured	*27*	810	33
Creditors, accounts payable, deposits and accruals	*24*	120	73
Provision for taxation		13	–
		943	106
Net Current (Liabilities)/Assets		(749)	189
Total Assets Less Current Liabilities		48,014	45,346
Non-Current Liabilities			
Long term borrowings	*27*	12,074	9,075
Derivative financial instruments	*28*	40	–
		12,114	9,075
Net Assets		35,900	36,271
EQUITY			
Share capital	*25*	877	877
Reserves	*26*	33,269	33,640
Proposed dividend		1,754	1,754
Equity attributable to Shareholders of the Company		35,900	36,271

Consolidated Cash Flow Statement
for the year ended 31 December 2005

in HK$ million	**2005**	**As restated 2004**
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Charges	2,331	1,985
Net interest expense	543	268
Income from other financial assets	(157)	(404)
Depreciation	774	597
Amortisation of leasehold land	38	33
Impairment losses on other financial assets	19	71
Impairment losses on properties held for sale	77	–
Negative goodwill credited to consolidated profit and loss account	–	(126)
Disposal of properties under development	54	247
Loss on disposal of property, plant and equipment	3	1
Written off of property, plant and equipment	–	22
Change in fair value of investment properties	(520)	(181)
Change in fair value of financial instruments	(62)	–
Profit on disposal of subsidiary companies	(362)	(112)
(Profit)/loss on disposal of jointly controlled entities	(11)	4
Impairment losses on jointly controlled entities	57	2
Impairment losses on loan to an associate company	24	–
Operating Profit before Working Capital Changes	2,808	2,407
Decrease/(increase) in inventories	165	(552)
Increase in debtors, accounts receivable, deposits and prepayments	(813)	(41)
Decrease in creditors, accounts payable, deposits and accruals	(121)	(592)
Effect of foreign exchange rates	24	(18)
Cash Generated from Consolidated Activities	2,063	1,204
Interest received	57	82
Interest paid	(658)	(392)
Income taxes paid	(227)	(178)
Net Cash from Consolidated Activities	1,235	716

in HK$ million	2005	As restated 2004
Cash Flows from Investing Activities		
Purchase of subsidiary companies (net of cash and cash equivalents acquired) *(Note a)*	63	(191)
Purchase of additional interests in subsidiary companies	(3)	(383)
Purchase of properties under development	(1,323)	(1,224)
Purchase of property, plant and equipment	(1,221)	(1,314)
Investment in jointly controlled entities	(2,051)	(3,218)
Investment in associated companies	(999)	(937)
Increase in other financial assets	(544)	(221)
Proceeds on disposal of property, plant and equipment	107	28
Proceeds on disposal of other financial assets	5	2
Proceeds on disposal of associated companies	–	2
Proceeds on disposal of interests in jointly controlled entities	186	–
Disposal of subsidiary companies (net of cash and cash equivalents disposed) *(Note b)*	476	105
Increase in loans to jointly controlled entities	(351)	(36)
Decrease in loans to associated companies	391	734
Dividend income from associated companies	1,113	792
Dividend income from jointly controlled entities	106	85
Income from other financial assets	1	393
Net Cash used in Investing Activities	(4,044)	(5,383)
Cash Flows from Financing Activities		
Issue of shares pursuant to the Plan	16	68
New borrowings	6,703	4,941
Repayment of loans	(1,219)	(1,020)
Decrease in minority interests	(154)	(223)
Dividends paid	(2,412)	(2,189)
Net Cash from Financing Activities	2,934	1,577
Net Increase/(Decrease) in Cash and Cash Equivalents	125	(3,090)
Cash and Cash Equivalents at 1 January	2,381	5,469
Effect of Foreign Exchange Rate Changes	18	2
Cash and Cash Equivalents at 31 December	2,524	2,381
Analysis of the Balances of Cash and Cash Equivalents		
Cash and bank deposits	2,579	2,417
Bank overdrafts *(Note c)*	(55)	(36)
	2,524	2,381

Notes to Consolidated Cash Flow Statement

a. Purchase of Subsidiary Companies

During the year, the Group mainly acquired 56.63% interest in Daye Special Steel Co., Ltd. ('Daye') and other acquired companies. The amount recognised upon acquisition of Daye in October 2005 of its assets and liabilities are HK$3,392 million and HK$2,413 million respectively. The aggregate amounts recognised, which approximated the carrying amount of the acquired companies at the acquisition date of their assets and liabilities are HK$304 million and HK$202 million respectively. The acquired business contributed aggregate revenues of HK$837 million and aggregate net profit of HK$6 million since acquisition.

The aggregate revenue and aggregate net profit of the acquired companies as though the acquisition for the business combinations effected during the year had been the beginning of that year are HK$4,423 million and HK$64 million respectively.

Details of net assets acquired and goodwill are as follows:

in HK$ million	**2005**	**2004**
Purchase consideration		
Cash paid	107	541
Direct costs relating to the acquisition	–	4
Accounts receivable	382	–
Accounts payable	–	64
Interest in an associated company	–	73
Interest in an other financial assets	209	–
Total purchase consideration	698	682
Fair value of net assets acquired	(657)	(668)
Goodwill	41	14

The goodwill is attributable to the development potential of business acquired.

in HK$ million	2005	2004
Net Assets Acquired		
Leasehold land	30	–
Properties under development	271	–
Property, plant and equipment	1,589	971
Investment	3	–
Inventories	778	417
Debtors, accounts receivable, deposits and prepayments	783	335
Deferred tax assets	72	–
Cash and bank deposits	170	354
Bank loans	(1,090)	(130)
Creditors, accounts payable, deposits and accruals	(1,525)	(1,037)
Provision for taxation	–	(117)
Minority interests	(424)	(125)
	657	668
Less: Interest in an associated company	–	(73)
Other financial assets	(209)	–
Goodwill	41	14
	489	609
Satisfied by		
Cash	107	545
Accounts Receivable	382	–
Accounts Payable	–	64
	489	609

Analysis of the net (inflow)/outflow of cash and cash equivalents in respect of the purchase of subsidiary companies

in HK$ million	2005	2004
Cash consideration	107	545
Cash and bank deposits acquired	(170)	(354)
	(63)	191

b. **Disposal of Subsidiary Companies**

in HK$ million	**2005**	**2004**
Net Assets Disposal		
Property, plant and equipment	27	50
Properties under development	520	–
Jointly controlled entities	–	26
Inventories	–	60
Debtors, accounts receivable, deposits and prepayments	11	162
Cash and bank deposits	20	36
Creditors, accounts payable, deposits and accruals	(401)	(87)
Bank loans	–	(20)
Deferred tax assets	–	1
Minority interests	(47)	(62)
Goodwill	–	2
	130	168
Profit on disposal	362	112
Accounts payable	(26)	–
Release of reserve	–	(4)
	466	276
Satisfied by		
Cash	496	141
Listed Investment	–	113
Accounts Receivable	–	22
Interest in Jointly Controlled Entities	(30)	–
	466	276

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies

in HK$ million	**2005**	**2004**
Cash consideration	496	141
Cash and bank deposits disposed of	(20)	(36)
	476	105

c. **Reconciliation of the Balance of Cash and Cash Equivalents in Respect of Bank Loans, Other Loans and Overdrafts**

in HK$ million	**2005**	**2004**
Bank loans, other loans and overdrafts	2,406	811
Bank loans and other loans	(2,351)	(775)
Bank overdrafts	55	36

Consolidated Statement of Changes in Equity
for the year ended 31 December 2005

in HK$ million	*Note*	**2005**	**As restated 2004**
At 1 January, as Previously Reported as Equity		37,892	36,548
At 1 January, as Previously Separately Reported as Minority Interest		1,578	2,027
Prior Year Adjustments			
Deferred tax arising from fair value change of investment properties		(661)	(622)
Amortisation of leasehold land		(87)	(81)
Share of associated companies			
Deferred tax arising from fair value change of investment properties		(204)	(204)
Amortisation of leasehold land		(10)	(8)
Adjustment on property, plant and equipment		(9)	(9)
At 1 January, as Restated, before Opening Adjustments		38,499	37,651
Opening Adjustment for the Adoption of HKAS 39 Financial Instruments: Recognition and Measurement			
Impact on the Company and subsidiary companies		(96)	–
Share of associated companies		86	–
Share of jointly controlled entities		(28)	–
At 1 January, as Restated		38,461	37,651
Share of Reserves of Associated Companies			
Fair value loss on other financial assets		(67)	–
Gain/(loss) on cash flow hedge of financial Instruments		350	(130)
Share of Reserves of Jointly Controlled Entities			
Gain on cash flow hedge of financial instruments		40	–
General reserve		–	11
Gain on Cash Flow Hedge of Financial Instruments		163	–
Fair Value Loss on Other Financial Assets		(17)	–
Reserves Written Back on Disposal		–	1
Exchange Translation Differences		158	2
Net Gain/(Losses) Not Recognised in the Consolidated Profit and Loss Account		627	(116)
Profit for the Year		4,297	3,861
Dividends to Shareholders of the Company	9	(2,412)	(2,189)
Minority Interests		207	(776)
Share Options Exercised			
Premium Received		16	66
Share Capital Issued		–	2
At 31 December		41,196	38,499
Representing			
At 31 December after Proposed Final Dividend		39,442	36,745
Proposed Final Dividend	9	1,754	1,754
		41,196	38,499

Notes to the Accounts

1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a. Basis of Preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), and under the historical cost convention except as disclosed in the accounting policies below.

In 2005, the Group adopted the following new/revised standards and interpretations of HKFRS, which are relevant to its operations. The 2004 comparatives and 2005 opening balances have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HK Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK Int 4	Lease – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HK(SIC)-Int 13	Jointly Controlled Entities
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment

The adoption of new/revised HKFRS does not result in substantial changes to the Group's accounting policies except for the adoption of HKAS 1 which has affected the presentation of minority interest, share of net after-tax results of associated companies and jointly controlled entities and other disclosures, and also those relating to the accounting treatments of the followings, details of which are set out in the respective accounting policy set out in the accounts:

i) Financial instruments;

ii) Pre-completion contracts for sales of properties under development;

iii) Leases;

iv) Investment properties; and

v) Deferred taxation.

Effective from 1 January 2005, HKFRS 2 requires the fair value of share options at grant date to be amortised over the relevant vesting periods to the profit and loss account. However, the Group had no unvested share option outstanding during the year ended 31 December 2005.

The Group has not early adopted the amendments, new standards and interpretations issued by the HKICPA that are not yet effective for the year ended 31 December 2005, and is in the process of assessing their impact on future accounting periods.

b. Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c. Goodwill

Positive goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Negative goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition.

Since 1 January 2004, with the early adoption of HKFRS 3 in 2004, positive goodwill will be stated in the consolidated balance sheet as a separate asset or included within jointly controlled entities and associated companies at cost less accumulated impairment losses and subject to impairment testing at least annually. Negative goodwill is recognised in profit and loss immediately on acquisition.

d. Subsidiary Companies

A subsidiary company is a company which is controlled by the Company through direct or indirect interest. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried in the Company's balance sheet at cost less any impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

e. Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill on acquisition.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

f. Associated Companies

Associated companies are companies, other than subsidiary companies and jointly controlled entities, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

g. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not amortised.

Depreciation of the vehicular tunnel was provided with reference to projected usage of the tunnel as compared to the actual tunnel usage.

Property, plant and equipment are depreciated at rates sufficient to write off their cost or valuation, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2%-4% or the remaining lease period of the land
- Plant and Machinery: 9%-20%
- Other property, plant and equipment, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, furniture, fixtures and equipment: 10%-25%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

h. Investment Properties

Investment properties are interests in land and/or buildings in respect of which construction work and development have been completed and which are held for their investment potential, these include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value and reviewed annually. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss account.

In prior years, the change in the fair value of investment properties was recognised in the property valuation reserve. The deficit of this reserve was charged to the profit and loss account and any subsequent increases were credited to the profit and loss account up to the amount previously charged.

i. Properties under Development

Properties under development consist of investments in land for development and buildings under construction and development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. Investments in leasehold land are amortised over the lease term of the land, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Such amortisation cost will be capitalised as the cost of buildings during the construction period. The investments in buildings under construction and development are stated at cost less any accumulated impairment losses.

In prior years, the leasehold land was accounted for at cost less any accumulated impairment.

j. Capitalisation of Development Costs

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

k. Properties Held for Sale

Properties held for sale consisting of leasehold land and building cost are classified under current assets and stated at the lower of cost and net realisable value. Leasehold land is stated at cost less accumulated amortisation and any impairment loss. Building costs are stated at cost less any impairment loss.

l. Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flow, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

m. Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

n. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

o. Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

p. Revenue Recognition

i) Motor vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

ii) Sales of properties under development and properties held for sale

Before 1 January 2005, sales of properties under development was recognised in the profit and loss account over the course of the development by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

After 1 January 2005, following the adoption of HK-Int 3 'Revenue – Pre-Completion Contracts for the Sale of Development Properties', revenue from sales of properties under development is only recognised when the significant risks and rewards of ownership have been transferred to the buyer. The Group considers that the significant risks and rewards of ownership are transferred when the buildings contracted for sales are completed and the relevant permits essential for the delivery of the properties have been issued by the authorities.

The Group has chosen not to apply HK-Int 3 retrospectively to pre-completion contracts entered into before 1 January 2005 and will continue to account for those contracts using the method of accounting used prior to 1 January 2005.

Income from properties held for sale is recognised at the date when sale agreement is signed.

iii) Sales of goods

Revenue arising from the sale of goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

iv) Income from co-operative joint venture

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

v) Rendering of services

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

vi) *Revenue from the provision of telecommunications services is recognised upon delivery of the services.*

vii) *Rental income*

Rental income is recognised on a straight-line basis over the period of the relevant leases.

viii) *Dividend income*

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

q. Financial Instruments

From 1 January 2004 to 31 December 2004

Co-operative joint ventures in the People's Republic of China are stated at cost (net of capital repayment) less impairment losses or where appropriate, the cost is amortised over a period no longer than its estimated useful life to the Group.

Interest in other listed and unlisted investments held for the long term are stated at cost less impairment losses. The carrying amounts of individual listed investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

Interest in other listed investments not held for the long term are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of such investments are recognised in the profit and loss account. Profits or losses on disposal of such investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

From 1 January 2005 onwards

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

i) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in debtors, accounts receivable, deposits and prepayments in the notes to the accounts.

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

On 1 January 2005, the financial assets previously categorised as 'Investments' have been reclassified as available-for-sale investments and carried at fair value or cost less impairment loss if their fair value cannot be reliably measured. Gains and losses arising from changes in fair value are recognised in investment revaluation reserve. On the disposal of the investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in investment revaluation reserve will be transferred to the profit and loss account.

iv) Derivative financial instruments

Prior to 1 January 2005, derivatives of the Group were not recorded in the financial statements. Following the adoption of HKAS 32 and HKAS 39, all derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting. Where a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective part and the ineffective part of any unrealised gain or loss on the instrument is recognised directly in hedging reserve and in the profit and loss account respectively. The cumulative gain or loss associated with the effective part of the cash flow hedge recorded in hedging reserve will be recognised in the profit and loss account in the same period or periods during which the gain or loss arising from the hedged transaction is recognised in the profit and loss account.

r. Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

s. Impairment of Assets

The Group reviews the carrying amounts of assets including goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

t. Inventories

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase or production and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

u. **Foreign Currencies**

The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Transactions in foreign currencies are translated into Hong Kong dollars at the rates ruling at the transaction dates.

Assets and liabilities of subsidiary companies, jointly controlled entities and associated companies, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Results in foreign currencies are translated at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign entities, and of financial instruments which are designated as hedges of such investment, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the rate of exchange ruling at the balance sheet date, such differences are taken directly to exchange reserve.

v. ***Deferred Taxation***

A balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets are recognised to the extent that the future utilisation is probable.

Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was recognised on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale.

Following the adoption of HKAS-Int 21, the deferred tax arising from revaluation of the investment properties is recognised on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the applicable profits tax rate.

The Group has applied the new accounting policies retrospectively except for HKAS 32, HKAS 39, HKAS 40 and HK-Int 3 (Notes 1(q), (h) and p(ii) above refers) which are applied prospectively in accordance with the transitional provisions. These effects are summarised as follows:

	Effects on adopting					
in HK$ million	**HKAS 16**	**HKAS 17**	**HK(SIC)-Int 21**	**HKAS 40**	**HKAS 32 & 39**	**Total**
Effects on periods prior to 2004						
Increase in amortisation of leasehold land	-	(81)	-	-	-	(81)
Increase in deferred tax	-	-	(622)	-	-	(622)
Decrease in share of results of associated companies	(9)	(8)	(204)	-	-	(221)
Decrease in retained profits	(9)	(89)	(826)	-	-	(924)
Effects on 2004						
Increase in amortisation of leasehold land	-	(6)	-	-	-	(6)
Increase in deferred tax	-	-	(39)	-	-	(39)
Decrease in share of results of an associated company	-	(2)	-	-	-	(2)
Decrease for the year ended 31 December 2004	-	(8)	(39)	-	-	(47)
Decrease in retained profits as at 31 December 2004	(9)	(97)	(865)	-	-	(971)

	Effects on adopting					
	HKAS 16	HKAS 17	HK(SIC)-Int 21	HKAS 40	HKAS 32 & 39	Total
Effects on 1 January 2005						
Decrease in fair value change of financial instruments	–	–	–	–	(20)	(20)
Increase in amortisation of finance charges	–	–	–	–	(3)	(3)
Increase in taxation	–	–	–	–	(14)	(14)
Increase in share of fair value change on investment properties of associated companies	–	–	–	524	–	524
Decrease in share of results of associated companies	–	–	–	–	(26)	(26)
Increase in share of results of jointly controlled entities	–	–	–	–	9	9
Increase/(decrease) in retained profits	–	–	–	524	(54)	470
Decrease in hedging reserve	–	–	–	–	(101)	(101)
Increase in investment revaluation reserve	–	–	–	–	42	42
Increase in share of investment revaluation reserve of associated companies	–	–	–	–	126	126
Decrease in share of fair value change on investment properties of associated companies	–	–	–	(524)	–	(524)
Decrease in hedging reserve of jointly controlled entities	–	–	–	–	(37)	(37)
Decrease in hedging reserve of an associated company	–	–	–	–	(14)	(14)
(Decrease)/Increase in reserves	–	–	–	(524)	16	(508)
Decrease in equity attributable to the shareholders of the Company	–	–	–	–	(38)	(38)
Decrease in equity attributable to the shareholders of the Company as at 1 January 2005	(9)	(97)	(865)	–	(38)	(1,009)
Effects on 2005						
Increase in amortisation of leasehold land	–	(4)	–	–	–	(4)
Decrease in deferred tax	–	–	3	–	–	3
Increase in fair value change of financial instruments	–	–	–	–	62	62
Increase in fair value change on investment properties and related deferred tax	–	–	(70)	520	–	450
Increase in share of fair value change on investment properties and related deferred tax of associated companies	–	–	(39)	372	–	333
Decrease in share of results of associated company	–	(2)	–	–	–	(2)
(Decrease)/increase in profit for the year	–	(6)	(106)	892	62	842

The effect of Prior Year Adjustments on basic and diluted earning per share is immaterial.

2. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Investment properties

The fair values of investment properties are determined annually by independent qualified valuers on open market value in existing use basis calculated on the net income allowing for reversionary potential.

In making the judgment, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates.

ii) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(s). For the purposes of impairment testing goodwill acquired has been allocated to individual cash-generated units which are revised for impairment based on forecast operating performance and cash flows. Cash flow projections are prepared on the basis of reasonable assumptions effective of the prevailing and future market conditions, and are discounted appropriately.

iii) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally related to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

3. TURNOVER

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 35 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

	Group	
in HK$ million	**2005**	**2004**
Sales of goods	22,255	18,599
Services rendered to customers	1,669	1,924
Dividend income from unlisted other financial assets	155	400
Toll income	607	503
Others	1,878	1,486
	26,564	22,912

4. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

a Turnover and Segment Profit

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business are as follows:

	Turnover		Profit from consolidated activities		Share of results of jointly controlled entities		Share of results of associated companies		Group total		Segment allocations		Segment profit	
				As restated		As restated		As restated		As restated				As restated
in HK$ million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Special Steel Manufacturing	12,160	7,177	1,083	872	-	-	-	-	1,083	872	-	-	1,083	872
Property *(Note)*	1,409	768	675	421	-	-	495	253	1,170	674	78	72	1,248	746
Aviation	-	-	-	-	44	25	1,006	1,369	1,050	1,394	-	-	1,050	1,394
Power Generation	155	400	121	342	245	205	(2)	46	364	593	-	-	364	593
Communications	1,219	1,449	4	9	(140)	59	110	78	(26)	146	-	-	(26)	146
Marketing & Distribution *(Note)*	10,984	12,078	377	398	28	24	(8)	4	397	426	(78)	(72)	319	354
Civil Infrastructure	637	536	427	322	114	90	50	51	591	463	-	-	591	463
Others	-	504	-	124	36	85	-	-	36	209	-	-	36	209
Change in Fair Value of Investment Properties	-	-	520	181	-	-	333	-	853	181	-	-	853	181
Less: General and Administration Expenses	-	-	(369)	(382)	-	-	-	-	(369)	(382)	-	-	(369)	(382)
	26,564	22,912	2,838	2,287	327	488	1,984	1,801	5,149	4,576	-	-	5,149	4,576
Net finance charges													(507)	(302)
Taxation													(345)	(413)
Profit for the year													4,297	3,861

Note: The presentation of segment turnover is same as turnover with an exception of segment allocations attributable to property segment as disclosed above.

An analysis of the Group's turnover by geographical area is as follows:

	Group	
	2005	2004
Hong Kong	8,756	8,230
Mainland China	16,452	13,650
Japan	480	484
Others	876	548
	26,564	22,912

b **Assets and Liabilities**

An analysis of the Group's segment assets and liabilities by business segment is as follows:

in HK$ million	Segment assets		Investments in jointly controlled entities		Investments in associated companies		Segment liabilities		Total	
	2005	As restated 2004	2005	As restated 2004	2005	As restated 2004	2005	As restated 2004	2005	As restated 2004
Special Steel Manufacturing	12,101	7,518	967	578	-	-	(3,589)	(2,302)	9,479	5,794
Property	13,602	11,816	1,101	-	8,996	8,751	(1,046)	(417)	22,653	20,150
Aviation	-	-	582	543	11,815	11,195	-	-	12,397	11,738
Power Generation	204	659	3,576	2,745	1,906	989	(34)	-	5,652	4,393
Communications	1,032	1,382	1,179	1,260	298	292	(402)	(496)	2,107	2,438
Marketing & Distribution	4,946	4,497	277	297	194	123	(1,337)	(1,360)	4,080	3,557
Civil Infrastructure	1,217	1,304	1,534	1,248	91	89	(36)	(36)	2,806	2,605
Others	635	279	1,367	1,181	-	-	-	-	2,002	1,460
Segment assets/(liabilities)	33,737	27,455	10,583	7,852	23,300	21,439	(6,444)	(4,611)	61,176	52,135
Corporate	2,890	2,558	-	-	-	-	(21,442)	(14,711)	(18,552)	(12,153)
Provision for taxation									(199)	(249)
Net deferred tax liabilities									(1,229)	(1,234)
									41,196	38,499

An analysis of the Group's segment assets by geographical area is as follows:

	Group	
in HK$ million	2005	As restated 2004
Hong Kong	11,638	11,476
Mainland China	21,116	14,993
Japan	503	503
Others	480	483
	33,737	27,455

5. PROFIT FROM CONSOLIDATED ACTIVITIES

in HK$ million	Group 2005	Group As restated 2004
The profit from consolidated activities is arrived at after crediting		
Dividend income from unlisted other financial assets	155	400
Rental income from investment properties		
Gross income	461	428
Less: Direct outgoings	(87)	(75)
	374	353
other operating leases	130	174
Profit on disposal of subsidiary companies	362	112

in HK$ million	Group 2005	Group As restated 2004
And after charging		
Cost of inventories	19,261	15,863
Staff costs	1,548	1,417
included in cost of sales, distribution and selling expenses and other operating expenses		
Auditors' remuneration	16	14
Contributions to staff retirement schemes	86	52
Depreciation of property, plant and equipment	774	590
Amortisation of leasehold land	38	33
Impairment losses on other financial assets	19	71
Impairment losses on properties held for sale	77	–
Management fee payable to CITIC Hong Kong (Holdings) Limited ('CITIC HK')	2	2
Operating lease rentals		
land and buildings	122	120

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

in HK$ million	2005	2004
Within 1 year	400	373
After 1 year but within 5 years	323	277
After 5 years	7	10
	730	660

6. NET FINANCE CHARGES

in HK$ million	Group 2005	2004
Finance charges		
Interest expense		
Bank loans and overdrafts wholly repayable within five years	325	47
Bank loans not wholly repayable within five years	24	1
Other loans wholly repayable within five years	90	78
Other loans not wholly repayable within five years	268	268
	707	394
Amount capitalised	(111)	(18)
Other finance charges	26	34
Fair value gains on financial instruments	(62)	–
	560	410
Finance income		
Interest income	(53)	(108)
	507	302

7. TAXATION

Hong Kong profits tax has been calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

	Group	
in HK$ million	2005	As restated 2004
Current income tax		
Hong Kong profits tax	165	269
Overseas taxation	105	109
Deferred taxation *(Note 29)*		
Change in fair value of investment properties	*70*	*36*
Origination and reversal of other temporary difference	5	(1)
	345	413

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group	
		As restated
in HK$ million	2005	2004
Profit before taxation	4,642	4,274
Less: share of results of		
jointly controlled entities	(327)	(488)
associated companies	(1,984)	(1,801)
	2,331	1,985
Calculated at taxation rate of 17.5% (2004: 17.5%)	408	347
Effect of different taxation rates in other countries	(74)	24
Income and expenses not subject to taxation	(64)	(125)
Utilisation of unrecognised tax losses this year and net of tax losses not recognised	14	1
Under provision in prior years	31	134
Others	30	32
Taxation charge	345	413

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The Group's profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$1,995 million (2004: HK$1,300 million).

9. DIVIDENDS

in HK$ million	2005	2004
2004 Final dividend paid: HK$0.80 (2003: HK$0.70) per share	1,754	1,532
2005 Interim dividend paid: HK$0.30 (2004: HK$0.30) per share	658	657
2005 Final dividend proposed: HK$0.80 (2004: HK$0.80) per share	1,754	1,754
	2,412	2,411
Dividend per share *(HK$)*	1.10	1.10

10. EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$3,989 million (2004: HK$3,534 million).

The basic earnings per share is based on the weighted average number of 2,192,532,243 shares in issue during the year (2004: 2,190,347,374 shares in issue). The diluted earnings per share is based on 2,195,068,005 shares (2004: 2,191,793,568 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 2,535,762 shares (2004: 1,446,194 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

11. DIRECTORS EMOLUMENTS

The remuneration of every Director for the year ended 31 December 2005 is set out below:

in HK$ million Name of Director	Fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement benefits	2005 Total	2004 Total
Larry Yung Chi Kin*	0.15	3.20	25.60	0.01	28.96	30.29
Henry Fan Hung Ling*	0.15	2.98	21.80	0.01	24.94	25.85
Peter Lee Chung Hing*	0.15	1.69	17.00	0.07	18.91	19.94
Norman Yuen Kee Tong*	0.15	4.29	5.00	0.14	9.58	10.08
Vernon Francis Moore*	0.15	1.99	4.00	0.01	6.15	14.26
Carl Yung Ming Jie*	0.15	0.84	1.50	0.04	2.53	2.53
Yao Jinrong*	0.15	0.64	1.50	–	2.29	2.23
Leslie Chang Li Hsien*	0.11	1.05	6.00	0.07	7.23	–
Li Shilin*	0.15	0.49	1.00	–	1.64	1.64
Liu Jifu*	0.15	0.50	5.00	–	5.65	5.66
Chang Zhenming	0.07	0.36	–	–	0.43	1.64
Willie Chang	0.30	–	–	–	0.30	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	0.15	0.15
Alexander Reid Hamilton	0.30	–	–	–	0.30	0.30
Hansen Loh Chung Hon	0.25	–	–	–	0.25	0.25
Norman Ho Hau Chong	0.20	–	–	–	0.20	0.20
Andrè Desmarais	0.15	–	–	–	0.15	0.15
	2.88	18.03	88.40	0.35	109.66	115.47

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, no share options were granted (2004: 7,600,000) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

The executive directors as marked '*' of the above being considered as key management personnel of the Group.

12. RETIREMENT BENEFITS

With the consent of the majority of its members, the Group ceased making contributions to The CITIC Group Retirement Plan ('ORSO Plan'), one of its principal retirement schemes in Hong Kong, with effect from 1 August 2003. The ORSO Plan will be operated as a closed fund and continue to be managed by an independent trustee according to the provisions of the Trust Deed and Rules.

All ORSO Plan members were enrolled onto the CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme') – with a choice of either the Fidelity Retirement Master Trust or the Hang Seng Mandatory Provident Fund – SuperTrust. Contributions to the MPF Scheme as well as forfeited amounts derived from the employer voluntary contributions are administered in accordance with the terms and provisions of the master trusts.

Assets of the ORSO Plan and the MPF Scheme are held separately in funds under the custody of the respective trustees.

Retirement benefits for employees in China and other locations are based primarily on local mandatory requirements.

13. PROPERTY, PLANT AND EQUIPMENT

a Group

in HK$ million	Self-used properties	Vehicular tunnel	Plant and machinery	Others *(Note ii)*	Total
Cost					
At 1 January 2004, as previously reported	3,611	1,983	2,237	2,417	10,248
Transfer to leasehold land	(1,373)	–	–	–	(1,373)
As restated	2,238	1,983	2,237	2,417	8,875
Exchange adjustments	7	–	4	10	21
Additions					
through acquisition of subsidiary companies	–	–	954	17	971
others	130	9	551	666	1,356
Disposals					
through disposal of subsidiary companies	(29)	–	(33)	(23)	(85)
others	(15)	–	(40)	(85)	(140)
Reclassification	32	–	196	(228)	–
Impairment loss	–	–	–	(1)	(1)
At 31 December 2004	2,363	1,992	3,869	2,773	10,997
Accumulated depreciation					
At 1 January 2004, as previously reported	665	622	824	1,247	3,358
Transfer to leasehold land	(179)	–	–	–	(179)
As restated	486	622	824	1,247	3,179
Exchange adjustments	2	–	1	3	6
Charge for the year	49	92	215	234	590
Written back on disposals					
through disposal of subsidiary companies	(11)	–	(14)	(10)	(35)
others	(7)	–	(22)	(58)	(87)
At 31 December 2004	519	714	1,004	1,416	3,653
Net book value					
At 31 December 2004	1,844	1,278	2,865	1,357	7,344

in HK$ million	Self-used properties	Vehicular tunnel	Plant and machinery	Others *(Note ii)*	Total
Cost					
At 1 January 2005, as previously reported	4,165	1,992	3,869	2,773	12,799
Transfer to leasehold land	(1,802)	–	–	–	(1,802)
As restated	2,363	1,992	3,869	2,773	10,997
Exchange adjustments	16	–	83	18	117
Additions					
through acquisition of subsidiary companies	491	–	1,095	3	1,589
others	30	8	413	1,533	1,984
Disposals					
through disposal of subsidiary companies	–	–	–	(31)	(31)
others	(10)	–	(42)	(210)	(262)
Transfer to investment properties	(32)	–	–	–	(32)
Reclassification	308	–	(139)	(169)	–
At 31 December 2005	3,166	2,000	5,279	3,917	14,362
Accumulated depreciation					
At 1 January 2005, as previously reported	725	714	1,004	1,416	3,859
Transfer to leasehold land	(206)	–	–	–	(206)
As restated	519	714	1,004	1,416	3,653
Exchange adjustments	2	–	24	6	32
Charge for the year	69	94	347	264	774
Written back on disposals					
through disposal of subsidiary companies	–	–	–	(4)	(4)
others	(5)	–	(21)	(130)	(156)
Reclassification	1	–	(1)	–	–
At 31 December 2005	586	808	1,353	1,552	4,299
Net book value					
At 31 December 2005	2,580	1,192	3,926	2,365	10,063

Notes:

i) As at 31 December 2005, certain of the Group's self-used properties and plant and machinery with the aggregate carrying value of HK$483 million (2004: HK$497 million) were pledged to secure banking facilities granted to a subsidiary company and a third party.

ii) Other property, plant and equipment comprise traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles, furniture, fixtures and equipment.

in HK$ million	Group 2005	As restated 2004
Analysis of additions by business		
Special Steel Manufacturing	3,287	1,978
Property	19	23
Communications	123	141
Marketing & Distribution	135	167
Civil Infrastructure	9	12
Others	–	1
Corporate	–	5
	3,573	2,327
Analysis of additions by geographical area		
Hong Kong	197	198
Mainland China	3,367	2,096
Japan & Others	9	33
	3,573	2,327
Analysis of depreciation by business		
Special Steel Manufacturing	406	254
Property	36	15
Communications	104	86
Marketing & Distribution	132	126
Civil Infrastructure	96	96
Corporate	–	13
	774	590
Analysis of impairment loss by business		
Communications	–	1

b **Company**

in HK$ million	Motor vehicles, equipment, furniture and fixtures 2005	2004
Cost		
At 1 January	99	95
Additions	5	4
Disposal	(3)	–
At 31 December	101	99
Accumulated depreciation		
At 1 January	66	55
Charge for the year	11	11
Written back on disposal	(3)	–
At 31 December	74	66
Net book value		
At 31 December	27	33

c The tenure of the self-used properties of the Group is as follows:

in HK$ million	**2005**	**2004**
Leasehold properties held		
In Hong Kong		
Leases of over 50 years	24	24
Leases of between 10 to 50 years	1,030	1,057
Leases of less than 10 years	76	76
In Mainland China		
Leases of between 10 to 50 years	1,811	967
Properties held overseas		
Freehold	225	239
	3,166	2,363

d Property, plant and equipment and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

in HK$ million	**Self-used properties**	**Property, plant and equipment**	**Property, plant and equipment total**	**Properties held for sale**
Cost	21	269	290	310
Accumulated depreciation/ amortisation	(2)	(131)	(133)	(55)
Net book value at 31 December 2005	19	138	157	255
Depreciation charges/ amortisation for the year	–	9	9	4

14. INVESTMENT PROPERTIES

a

in HK$ million	**2005**	**2004**
At 1 January	8,115	7,923
Exchange adjustments	(35)	11
Additions	–	1
Disposals	(3)	(1)
Change in fair value of investment properties	520	181
Transfer from properties held for sale	6	–
Transfer from property, plant and equipment	32	–
Transfer from properties under development	2	–
Transfer from leasehold land	8	–
At 31 December	8,645	8,115

b The investment properties were revalued at 31 December 2005 by the following independent, professionally qualified valuers.

Properties located in	Valuers
Hong Kong and Shanghai	Knight Frank Hong Kong Limited
Japan	Tekko Building Co., Limited

c Investment properties let under operating leases to generate rental income are as follows:

in HK$ million	2005	2004
Valuation at 31 December	8,623	8,115

d The tenure of investment properties of the Group is as follow:

in HK$ million	2005	2004
Leasehold properties held		
In Hong Kong		
Leases of over 50 years	682	601
Leases of between 10 to 50 years	3,287	2,995
In Mainland China		
Leases of over 50 years	950	950
Leases of between 10 to 50 years	3,464	3,300
Properties held overseas		
Freehold	262	269
	8,645	8,115

15. PROPERTIES UNDER DEVELOPMENT

a The Group's interests in properties under development are analysed as follows:

in HK$ million	2005	2004
Cost		
At 1 January	1,707	713
Prior years adjustment		
Capitalisation of amortisation of leasehold land	18	8
Amortisation of leasehold land	(53)	(42)
As restated	1,672	679
Exchange adjustments	18	–
Additions		
through acquisition of subsidiary companies	271	–
others	1,323	1,224
Capitalised leasehold land amortisation	27	10
Disposals		
through disposal of subsidiary companies	(520)	–
others	(56)	(230)
Amortisation of leasehold land	(27)	(11)
Transfer to investment properties	(2)	–
Transfer to properties held for sale	(857)	–
Net book value		
At 31 December	1,849	1,672

b The tenure of properties under development of the Group is as follow:

in HK$ million	2005	2004
Leasehold properties held		
In Hong Kong		
Leases of between 10 to 50 years	–	889
In Mainland China		
Leases of over 50 years	1,471	622
Leases of between 10 to 50 years	378	161
	1,849	1,672

Interest capitalised in properties under development amounts to HK$58 million (2004: HK$9 million).

16. LEASEHOLD LAND

a The Group's interests in leasehold land represent prepaid operating lease payments and their net book value are analysed as follows:

in HK$ million	2005	2004
Cost		
At 1 January	1,596	1,194
Exchange adjustments	13	–
Additions		
through acquisition of subsidiary companies	30	–
others	21	429
Transfer to investment properties	(8)	–
Amortisation of leasehold land	(34)	(27)
Net book value		
At 31 December	1,618	1,596

in HK$ million	2005	2004
Analysis of additions by business		
Special Steel Manufacturing	41	429
Marketing & Distribution	10	–
	51	429
Analysis of additions by geographical area		
Mainland China	51	429
	51	429
Analysis of amortisation by business		
Special Steel Manufacturing	13	5
Property	21	22
	34	27

b The tenure of leasehold land of the Group is as follow:

in HK$ million	2005	2004
Leasehold land held		
In Hong Kong		
Leases of between 10 to 50 years	927	947
In Mainland China		
Leases of between 10 to 50 years	691	649
	1,618	1,596

17. SUBSIDIARY COMPANIES

	Company	
in HK$ million	2005	2004
Unlisted shares, at cost less impairment losses	364	169
Amounts due by subsidiary companies	48,173	45,814
Amounts due to subsidiary companies	(7,441)	(6,916)
	41,096	39,067

Particulars of the principal subsidiary companies are shown in Note 35.

18. JOINTLY CONTROLLED ENTITIES

	Group	
in HK$ million	2005	2004
Share of net assets	8,279	5,850
Goodwill		
At 1 January	208	168
Addition	133	40
At 31 December	341	208
	8,620	6,058
Loans due from jointly controlled entities *(Note b)*	2,105	1,932
Loans due to jointly controlled entities *(Note b)*	(142)	(138)
	10,583	7,852

	Company	
in HK$ million	2005	2004
Unlisted shares, at cost	1,524	789
Loans due from jointly controlled entities	475	660
Loans due to jointly controlled entities	(140)	(135)
	1,859	1,314

Note:

a. Included in jointly controlled entities is Western Harbour Tunnel Company Limited ('WHTCL') whose year end is 31 July which is not coterminous with the Group. The results of WHTCL has been equity accounted for based on its management accounts for the period from 1 January 2005 to 31 December 2005.

b. Loans due from jointly controlled entities and loans due to jointly controlled entities are interest bearing at market rates except for an amount of approximately HK$1,050 million (2004: HK$783 million loans from jointly controlled entities) loans to jointly controlled entities, which are non-interest bearing. These loans have no fixed repayment terms.

c. The following amounts represent the Group's share of the assets and liabilities, and sales and results of jointly controlled entities and are included in the consolidated balance sheet and profit and loss account using the equity method:

in HK$ million	**2005**	**2004**
Assets		
Non-current assets	13,044	10,468
Current assets	7,644	4,677
	20,688	15,145
Liabilities		
Non-current liabilities	(7,686)	(5,099)
Current liabilities	(5,207)	(4,274)
	(12,893)	(9,373)
Net assets	7,795	5,772
Income	5,419	3,803
Expenses	(5,114)	(3,479)
Profit for the year	305	324
Proportionate interest in jointly controlled entity's commitment	698	1,004

d. Particulars of the principal jointly controlled entities are shown in Note 35.

19. ASSOCIATED COMPANIES

in HK$ million	Group 2005	As restated 2004
Share of net assets	16,087	14,138
Goodwill		
At 1 January	1,825	1,856
Addition	9	–
Disposal	(5)	(31)
At 31 December	1,829	1,825
Loans due from associated companies *(Note b)*	5,406	5,501
Loans due to associated companies *(Note b)*	(22)	(25)
	23,300	21,439
Investment at cost		
Unlisted shares	7,105	6,142
Shares listed in Hong Kong	8,591	8,591
	15,696	14,733
Market value of listed shares	11,644	12,632

in HK$ million	Company 2005	2004
Investment at cost		
Unlisted shares	2,197	1,245
Shares listed in Hong Kong	931	931
	3,128	2,176
Loans due from associated companies	2,522	2,586
Loans due to associated companies	(19)	(19)
	5,631	4,743
Market value of listed shares	970	1,053

Dividend income from associated companies during the year is as follows:

in HK$ million	Group 2005	2004
Listed associated companies	559	558
Unlisted associated companies	546	326
	1,105	884

Note:

a. Included in associated companies is Hong Kong Resort Company Limited ('HKR') whose year end is 31 March which is not coterminous with the Group. The results of HKR has been equity accounted for based on its management accounts for the period from 1 January 2005 to 31 December 2005.

b. Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for an amount of approximately HK$14 million (2004: HK$25 million) loans from/to associated companies, which are non-interest bearing. These loans have no fixed repayment terms.

c. Particulars of the principal associated companies are shown in Note 35.

Summary financial information of the associated companies:

	Group	
in HK$ million	**2005**	**2004**
Assets	154,959	145,189
Liabilities	97,108	92,964
Revenue	69,721	58,373
Profit	5,957	8,203

20. OTHER FINANCIAL ASSETS

in HK$ million	Group 2005	2004
Co-operative joint ventures		
Unlisted investments, at fair value/cost	65	1,317
Amounts due by co-operative joint ventures	53	57
	118	1,374
Less: Amortisation	-	(673)
	118	701
Listed investment, at fair value/cost		
Shares listed in Hong Kong	530	-
Shares listed in overseas	144	374
	674	374
Unlisted investments		
Shares, at cost	26	70
Add: Advances made	16	19
	42	89
Less: Impairment	(25)	(40)
	17	49
Less: Advances received	(2)	(3)
	15	46
Performance guarantee deposit	122	-
	929	1,121
Market value of listed shares	674	680

Amortisation represents amortisation of investment in Power in prior year.

Pursuant to Daye Special Steel Co. Ltd.'s share reform plan proposal subsequently approved in January 2006 ('the Share Reform Plan'), a performance guarantee deposit of approximately RMB 127 million was paid by a subsidiary company to Shenzhen Stock Exchange. In accordance with the Share Reform Plan, the deposit will be frozen until March 2007 and it represents 20% of the total consideration for acquiring all the freely transferable shares at RMB 3.8 per share. Details of the Share Reform Plan are set out in the Company's circular to shareholders dated 22 December 2005.

Particulars of the principal co-operative joint ventures are shown in Note 35.

21. GOODWILL

in HK$ million	**Subsidiary companies**
Cost and net book value	
At 1 January 2005, as previously reported	272
Prior Year Adjustments	
Deferred tax arising from fair value change of investment properties	235
As restated	507
Fair value adjustments *(Note)*	55
Additions	41
Disposals	–
At 31 December 2005	603
Cost and net book value	
At 1 January 2004, as previously reported	258
Prior Year Adjustments	
Deferred tax arising from fair value change of investment properties	235
As restated	493
Additions	14
Disposals	–
At 31 December 2004	507

Analysed by:

in HK$ million	**Subsidiary companies 2005**	**2004**
Special Steel Manufacturing	74	–
Property	235	235
Communications	118	96
Marketing & Distribution	169	169
Civil Infrastructure	7	7
	603	507

Note:

Fair value adjustments are in respect of the acquisition of a subsidiary in 2004, principally due to adjustments to the value of fixed assets and tax payable.

22. INVENTORIES

in HK$ million	**2005**	**2004**
Raw material	652	489
Work-in-progress	506	294
Finished goods	2,182	1,992
Others	87	3
	3,427	2,778

23. DEBTORS, ACCOUNTS RECEIVABLE, DEPOSITS AND PREPAYMENTS

	Group		Company	
in HK$ million	**2005**	**2004**	**2005**	**2004**
Trade debtors				
Within 1 year	1,649	1,754	–	–
Over 1 year	45	179	–	–
	1,694	1,933	–	–
Accounts receivable, deposits and prepayments	3,997	2,255	138	98
	5,691	4,188	138	98

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) The Group has a defined credit policy for the respective business units.

iii) The carrying amounts of debtors, accounts receivables, deposits and prepayments approximates their fair value.

iv) Accounts receivables, deposits and prepayments included derivative financial assets of HK$12 million.

24. CREDITORS, ACCOUNTS PAYABLE, DEPOSITS AND ACCRUALS

	Group		Company	
in HK$ million	**2005**	**2004**	**2005**	**2004**
Trade creditors				
Within 1 year	2,833	1,608	–	–
Over 1 year	214	94	–	–
	3,047	1,702	–	–
Accounts payable, deposits and accruals	3,581	3,040	120	73
	6,628	4,742	120	73

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$17 million.

25. SHARE CAPITAL

	Number of shares of HK$0.40 each	*HK$ million*
Authorised		
At 31 December 2004 and 2005	3,000,000,000	1,200
Issued and fully paid		
At 1 January 2005	2,192,040,160	877
Issue of shares pursuant to the Plan	880,000	–
At 31 December 2005	2,192,920,160	877

Changes subsequent to the year end:

Since 1 January 2006 to the date of this report, the Company issued and allotted a total of 360,000 shares at HK$18.20 per share and 85,000 shares at HK$19.90 per share upon the exercise of share options which were granted under the Plan.

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. On 1 November 2004 options to subscribe for a total of the 12,780,000 shares in the Company representing 0.58% of the issued share capital, at the exercise price of HK$19.90 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$19.90. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were cancelled, but options for 500,000 shares in the Company have lapsed in the period up to 31 December 2005.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005		2004	
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January		20,750,000		11,550,000
Granted		–	19.90	12,780,000
Exercised	18.61	(880,000)	18.96	(3,580,000)
Lapsed	18.20	(500,000)		–
At 31 December		19,370,000		20,750,000

Details of share options exercised during the year:

Period	Exercise price *HK$*	Number of shares 2005	2004
11 January to 21 September 2005	18.20	670,000	1,980,000
28 February to 6 December 2005	19.90	210,000	1,600,000
		880,000	3,580,000

26. RESERVES

a Group

in HK$ million	Share premium	Capital redemption reserve	Goodwill	*Investment* property revaluation reserve	Exchange fluctuation reserve	General reserve	Retained profits	Total
At 1 January 2004, as previously reported	24,782	19	(2,499)	523	(194)	182	12,860	35,673
Prior year adjustments								
Deferred tax arising from fair value change of investment properties	-	-	-	-	-	-	(622)	(622)
Amortisation of leasehold land	-	-	-	-	-	-	(81)	(81)
Share of associated companies								
Deferred tax arising from fair value change of investment properties	-	-	-	-	-	-	(204)	(204)
Amortisation of leasehold land	-	-	-	-	-	-	(8)	(8)
Adjustment on property, plant and equipment	-	-	-	-	-	-	(9)	(9)
As restated	24,782	19	(2,499)	523	(194)	182	11,936	34,749
Share of reserves of associated companies	-	-	-	1	(131)	-	-	(130)
Share of reserves of jointly controlled entities	-	-	-	-	-	11	-	11
Exchange translation differences	-	-	-	-	2	-	-	2
Issue of shares pursuant to the Plan	66	-	-	-	-	-	-	66
Reserves written back on disposal	-	-	5	-	(2)	(2)	-	1
Transfer from profits	-	-	-	-	-	53	(53)	-
Profit attributable to shareholders of the Company	-	-	-	-	-	-	3,534	3,534
Dividends *(Note 9)*	-	-	-	-	-	-	(2,189)	(2,189)
At 31 December 2004	24,848	19	(2,494)	524	(325)	244	13,228	36,044

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	General reserve	Retained profits	Total
Representing									
At 31 December 2004 after proposed final dividend									34,290
2004 Final dividend proposed									1,754
									36,044
Retained by									
Company and subsidiary companies	24,848	19	(2,494)	-	-	6	226	8,133	30,738
Jointly controlled entities	-	-	-	-	-	-	15	660	675
Associated companies	-	-	-	524	-	(331)	3	4,435	4,631
	24,848	19	(2,494)	524	-	(325)	244	13,228	36,044

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	Hedging reserve	General reserve	Retained profits	Total
At 1 January 2005, as previously reported	24,848	19	(2,494)	524	-	(325)	-	244	14,199	37,015
Prior year adjustments										
Deferred tax arising from fair value change of investment properties	-	-	-	-	-	-	-	-	(661)	(661)
Amortisation of leasehold land	-	-	-	-	-	-	-	-	(87)	(87)
Share of associated companies										
Deferred tax arising from fair value change of investment properties	-	-	-	-	-	-	-	-	(204)	(204)
Amortisation of leasehold land	-	-	-	-	-	-	-	-	(10)	(10)
Adjustment on property, plant and equipment	-	-	-	-	-	-	-	-	(9)	(9)
As restated, before opening adjustments	24,848	19	(2,494)	524	-	(325)	-	244	13,228	36,044
Opening adjustment for the adoption of HKAS 39	-	-	-	-	168	-	(152)	-	(54)	(38)
Opening adjustment for the adoption of HKAS 40	-	-	-	(524)	-	-	-	-	524	-
At 1 January, as restated	24,848	19	(2,494)	-	168	(325)	(152)	244	13,698	36,006

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	Hedging reserve	General reserve	Retained profits	Total
At 1 January, as restated	24,848	19	(2,494)	-	168	(325)	(152)	244	13,698	36,006
Share of reserves of associated companies	-	-	-	-	(67)	-	350	-	-	283
Share of reserves of jointly controlled entities	-	-	-	-	-	-	40	-	-	40
Exchange translation differences	-	-	-	-	-	158	-	-	-	158
Gain on cash flow hedge of financial instruments	-	-	-	-	-	-	163	-	-	163
Fair value loss on other financial assets	-	-	-	-	(17)	-	-	-	-	(17)
Transfer from profits	-	-	-	-	-	-	-	57	(57)	-
Issue of shares pursuant to the Plan	16	-	-	-	-	-	-	-	-	16
Profit attributable to shareholders of the Company	-	-	-	-	-	-	-	-	3,989	3,989
Dividends *(Note 9)*	-	-	-	-	-	-	-	-	(2,412)	(2,412)
At 31 December 2005	24,864	19	(2,494)	-	84	(167)	401	301	15,218	38,226
Representing										
At 31 December 2005 after proposed final dividend										36,472
2005 Final dividend proposed										1,754
										38,226
Retained by										
Company and subsidiary companies	24,864	19	(2,494)	-	25	164	62	283	7,305	30,228
Jointly controlled entities	-	-	-	-	-	-	3	15	996	1,014
Associated companies	-	-	-	-	59	(331)	336	3	6,917	6,984
	24,864	19	(2,494)	-	84	(167)	401	301	15,218	38,226

b **Company**

in HK$ million	Capital redemption reserve	Hedging reserve	Share premium	Retained profits	Total
At 1 January 2004	19	–	24,782	11,416	36,217
Issue of shares pursuant to the Plan	–	–	66	–	66
Profit for the year available for distribution *(Note 8)*	–	–	–	1,300	1,300
Dividends *(Note 9)*	–	–	–	(2,189)	(2,189)
At 31 December 2004	19	–	24,848	10,527	35,394
Representing					
At 31 December 2004 after proposed final dividend					33,640
2004 Final dividend proposed					1,754
					35,394

in HK$ million	Capital redemption reserve	Hedging reserve	Share premium	Retained profits	Total
At 1 January 2005, as previously reported	19	–	24,848	10,527	35,394
Opening adjustments for the adoption of HKAS 39	–	(110)	–	(33)	(143)
As restated	19	(110)	24,848	10,494	35,251
Issue of shares pursuant to the Plan	–	–	16	–	16
Gain on cash flow hedge of financial instruments	–	173	–	–	173
Profit for the year available for distribution *(Note 8)*	–	–	–	1,995	1,995
Dividends *(Note 9)*	–	–	–	(2,412)	(2,412)
At 31 December 2005	19	63	24,864	10,077	35,023
Representing					
At 31 December 2005 after proposed final dividend					33,269
2005 Final dividend proposed					1,754
					35,023

Distributable reserves of the Company at 31 December 2005, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$10,077 million (2004: HK$10,527 million).

27. BORROWINGS

a

in HK$ million	Group 2005	Group 2004	Company 2005	Company 2004
Bank loans				
unsecured	14,804	9,522	12,101	8,322
secured	519	108	–	–
	15,323	9,630	12,101	8,322
Other loans				
unsecured	4,713	4,290	780	780
	20,036	13,920	12,881	9,102
Amounts repayable within one year included under current liabilities	(1,224)	(151)	(807)	(27)
	18,812	13,769	12,074	9,075

Note:

i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$7,229 million (2004: HK$4,733 million).

ii) The Company has issued a US$100,000,000 Senior Note due 15 February 2006 ('the Notes'). The Notes will rank in right of payment pari passu to all other indebtedness of the Company. Interest on the Notes is payable semi-annually in arrears at 7.37% per annum. The Notes was fully repaid upon maturity subsequent to the year end.

iii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

iv) On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY8.1 billion in aggregate principal amount of guaranteed floating rate note due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to the subscription agreement dated 26 October 2005. All of the JPY Notes remained outstanding at the end of the year.

v) Bank loans and other loans, other than the JPY Notes, are fully repayable up to 2012 and bear interest at the prevailing market rate.

vi) As at 31 December 2005, certain of the Group's inventories, time deposit, accounts receivable, leasehold land and self-used properties with the aggregate carrying value of HK$585 million (2004: HK$538 million) were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

b The maturity of the Group's and the Company's long term liabilities is as follows:

in HK$ million	Group 2005	Group 2004	Company 2005	Company 2004
Bank loans are repayable				
in the first year	440	151	27	27
in the second year	2,167	834	526	154
in the third to fifth years inclusive	9,416	7,422	8,248	6,918
after the fifth year	3,300	1,223	3,300	1,223
	15,323	9,630	12,101	8,322
Other loans are repayable				
in the first year	784	–	780	–
in the second year	–	780	–	780
in the third to fifth years inclusive	–	–	–	–
after the fifth year	3,929	3,510	–	–
	4,713	4,290	780	780
	20,036	13,920	12,881	9,102

c The exposure of the Group's total borrowings to interest-rate changes and the contractual repricing dates are as follows:

in HK$ million	One year or less
At 31 December 2004	
Total borrowings	10,100
Effect of interest rate swap	2,750
At 31 December 2005	
Total borrowings	16,456
Effect of interest rate swap	4,575

Part of the interest rate exposure are hedged by interest rate swaps. Details see descriptions under 'Derivative transactions' on page 48 of the 2005 Annual Report.

The effective interest rates of the Group were as follows:

	2005	2004
Total borrowings	4.3%	3.4%

d The carrying amounts of borrowings approximate their fair value. The fair values are estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

e The carrying amounts of the total borrowings are denominated in the following currencies:

	Group		Company	
in HK$ million	**2005**	**2004**	**2005**	**2004**
Hong Kong dollar	12,745	8,364	11,516	7,667
US dollar	4,519	4,491	857	860
Renminbi	3,351	1,053	–	–
Other currencies	603	672	511	581
	21,218	14,580	12,884	9,108

in HK$ million	**2005**	**2004**
The Group has the following undrawn borrowing facilities		
Floating rate		
expiring within one year	1,767	1,836
expiring beyond one year	8,390	7,063
	10,157	8,899

28. DERIVATIVE FINANCIAL INSTRUMENTS

Financial risk management

The Group exposes to a variety of financial risk. The Group employs a combination of financial instruments, including derivative products, to manage its exposure to financial risk.

Risk management is centralized at head office level in accordance with the Group's risk management policy. The policy provided written principles and guidelines for financial risk management, use of derivative transactions and measurement of derivative transactions.

a. Exposure to interest rate fluctuations

Most of the Group's bank borrowings are on floating rate basis. Interest rate risk arises from the movement in interest rate.

The Group aims to maintain a suitable mixture of fixed rate/floating rate borrowings in order to stabilize interest costs of a long period of time despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market condition and trend, the Group's overall cash flow pattern, interest coverage ratio and etc. Interest rate swap, forward rate agreement and interest rate option may be employed to maintain the desired hedging ratio.

b. Exposure to foreign currency fluctuations

The Group's reporting currency is HKD. Foreign currency risk arises from the assets/ liabilities which are denominated in currencies other than HKD. Foreign exchange swap or forward contract (include non-deliverable forward) and foreign exchange option may be employed to minimize the net exposure to foreign currency fluctuations. Currently, the Renminbi is not a free convertible currency. In addition, 'Registered Capital', which is usually accounted for no less than 25% of the total project investment amount, is required to be paid in US or HK Dollars. As a result, the Group has exposure to the Renminbi.

c. Credit exposure

When depositing surplus funds or entering into derivative contracts, the Group controls its exposure to non-performance of counterparties by transacting only with those institutions that have investment grade. Credit monitoring procedures will also be applied. In addition, the counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

d. Liquidity risk

Liquidity risk is prudently managed by maintaining sufficient amount of available committed credit facilities. In addition, the Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

For more detailed descriptions, please refer to 'Group Liquidity and Capital Resources' section in the Annual Report.

in HK$ million	2005 Group	
	Assets	Liabilities
Interest-rate swaps	169	41
Forward foreign exchange contracts	11	16
	180	57
Less: current portion		
Interest-rate swaps	5	5
Forward foreign exchange contracts	7	12
	12	17
	168	40

Interest-rate swaps

The notional principal amounts of the outstanding interest-rate swap contracts at 31 December 2005 were HK$11,400 million (2004: HK$9,770 million).

in HK$ million	2005 Company	
	Assets	Liabilities
Interest-rate swaps	151	41
Forward foreign exchange contracts	7	10
	158	51
Less: current portion		
Interest-rate swaps	5	5
Forward foreign exchange contracts	3	6
	8	11
	150	40

29. DEFERRED TAXATION

a. Group

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2004: 17.5%). The components of deferred tax (assets) and liabilities recognised in the consolidated balance sheet and the movements during the year is as follows:

	Depreciation allowances in excess of related depreciation		Losses		Revaluation of investment properties and valuation of other properties		Others		Total	
		As restated		As restated		As restated		As restated		As restated
in HK$ million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Deferred tax arising from										
At 1 January	510	503	(107)	(102)	818	779	13	13	1,234	1,193
Exchange adjustment	(3)	2	-	-	(3)	1	(3)	1	(9)	4
Acquisition of subsidiaries	-	-	(72)	-	-	-	-	-	(72)	-
Charged to revaluation reserve	-	-	-	-	1	2	-	-	1	2
Charged/(Credited) to consolidated profit and loss account	66	5	(61)	(5)	70	36	-	(1)	75	35
At 31 December	573	510	(240)	(107)	886	818	10	13	1,229	1,234

in HK$ million	2005	2004
Net deferred tax assets recognised on the consolidated balance sheet	(158)	(94)
Net deferred tax liabilities recognised on the consolidated balance sheet	1,387	1,328
	1,229	1,234

b. Deferred Tax Assets Unrecognised

The Group has not recognised deferred tax assets in respect of the following items:

	Group	
		As restated
in HK$ million	2005	2004
Deductible temporary difference	727	933
Tax losses	3,570	3,694
Taxable temporary difference	(237)	(168)
	4,060	4,459

in HK$ million	Company 2005	2004
Deductible temporary difference	15	11
Tax losses	402	339
	417	350

Note: Deductible temporary differences and tax losses in certain tax jurisdictions of HK$158 million (2004: HK$206 million) will expire within the next five years. The rest of the amount does not expire under current tax legislation.

c. Deferred Tax Liabilities Not Recognised

At 31 December 2005, temporary differences relating to the undistributed profits of subsidiaries amounted to HK$641 million (2004: HK$715 million). Deferred tax liabilities of HK$131 million (2004: HK$145 million) have not been recognised in respect of the tax that would be payable on the distribution of these retained profits as the company controls the dividend policy of these subsidiaries and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

30. CAPITAL COMMITMENTS

in HK$ million	Group 2005	2004
Authorised but not contracted for *(Note)*	759	1,159
Contracted but not provided for *(Note)*	3,538	3,370

in HK$ million	Company 2005	2004
Contracted but not provided for	–	1,229

Note: The capital commitments of authorised but not contracted for and contracted but not provided for of the Group in respect of property, plant and equipment amount to HK$759 million (2004: HK$1,159 million) and HK$1,891 million (2004: HK$2,087 million) respectively. The balance of contracted but not provided for represents amount committed for investments in special steel manufacturing of HK$1,421 million (2004: nil), power generation of HK$173 million (2004: HK$1,108 million) and others of HK$53 million (2004: HK$175 million).

31. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

	Group		Company	
in HK$ million	2005	2004	2005	2004
Properties commitments				
Within 1 year	109	88	18	6
After 1 year but within 5 years	115	103	21	–
After 5 years	39	32	–	–
	263	223	39	6
Other commitments				
Within 1 year	24	38	–	–
After 1 year but within 5 years	67	66	–	–
After 5 years	38	54	–	–
	129	158	–	–
	392	381	39	6

32. CONTINGENT LIABILITIES

a. The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ('WHTCL') have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ('Crossing') within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

   The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b. The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

c. The Company has provided a guarantee on the JPY8.1 billion Guaranteed Floating Rate Notes issued by a wholly owned subsidiary of the Company.

d. The Company has provided a several guarantee of up to 60% to support banking facilities of RMB531 million and US$65 million to Jilin Xinli Power Cogeneration Co., Ltd.

e. The Company has provided a guarantee to support a banking facility of up to RMB400 million granted to a subsidiary of Shijiazhuang Iron & Steel Co. Ltd. ('Shijiazhuang Steel'). The Company has entered into an acquisition agreement to acquire Shijiazhuang Steel and the transaction is pending for regulatory approval.

f. The Company has provided several guarantees of up to 79.998% to support banking facilities of up to HK$528 million granted to a subsidiary of the Company.

g. The Company has provided a guarantee to support a banking facility of RMB600 million granted to a subsidiary of the Company.

h. The Company has provided guarantees to support banking facilities of up to RMB600 million granted to a subsidiary of the Company.

i. The Company has provided guarantees to support banking facilities of RMB200 million and US$10 million granted to a subsidiary of the Company. The US$10 million facility was not utilised as at 31 December 2005.

j. Hubei Xin Yegang Co. Ltd., a 95% owned subsidiary of the Company, has provided guarantees to support banking facilities of up to RMB1,050 million granted to another subsidiary of the Company, Daye Special Steel Co., Ltd., and banking facilities of up to RMB33 million to Daye Steel Group companies.

k. The Company has provided guarantees to support banking facilities of up to RMB410 million granted to a wholly owned subsidiary of the Company. These facilities were not utilised as at 31 December 2005.

l. The Company has provided a guarantee to support a banking facility of up to RMB100 million granted to a wholly owned subsidiary of the Company. This facility was not utilised as at 31 December 2005.

33. POST BALANCE SHEET EVENTS

On 20 January 2006, the Company entered into joint venture agreements and a framework agreement with PRC parties in relation to Phase 2 and Phase 3 of the Shanghai Shipyard Land Development Project respectively. Under the agreements, the Company agreed to make a total investment of approximately HK$2.37 billion for Phase 2 and approximately HK$3.53 billion for Phase 3.

On the same date, a wholly-owned subsidiary of the Company disposed an interest in a property company for a consideration of HK$6.18 billion (subject to completion adjustment).

34. APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 22 March 2006.

35. PRINCIPAL SUBSIDIARY COMPANIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

The following are the principal subsidiary companies, jointly controlled entities and associated companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of all companies would in the opinion of the directors result in particulars of excessive length.

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group	Interest in equity shares held by		Particulars of issued shares†		Principal activities
			Company	Subsidiary	No. of shares	Par value	
		%	%	%			
Power Generation							
Jointly controlled entities							
Huaibei Guoan Power Company Ltd.	People's Republic of China Sino-foreign equity joint venture*	12.5	-	12.5	-	-	Building, possession and operation of power plant and sale of electricity
Inner Mongolia Fengtai Electric Power Generation Company Limited	People's Republic of China Sino-foreign equity joint venture*	35	-	35	-	-	Coal-fired power station operation and management
Jiangyin Ligang Electric Power Generation Company Limited	People's Republic of China Foreign investment stock company*	54.31	-	54.31	1,170,000,000	RMB1	Electric power plant construction and operation
Jilin Xinli Power Cogeneration Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	60	-	60	-	-	Coal-fired co-generation power plant construction and operation and related business
Kaifeng Xinli Power Generation Co., Ltd.§	People's Republic of China Sino-foreign equity joint venture*	50	-	50	-	-	Coal-fired power station operation
Sunburst Energy Development Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	65	-	65	-	-	Investment holding
Widewin Investments Limited§	British Virgin Islands	37.5	-	37.5	-	-	Investment holding
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	70	-	70	-	-	Pumped storage hydraulic power plant construction
江陰利電能源材料有限公司	People's Republic of China Sino-foreign equity joint venture*	54.31	-	54.31	-	-	Coal related businesses and provision of maintenance and technical services for electrical appliances
Jiangsu Ligang Electric Power Company Limited	People's Republic of China Sino-foreign equity joint venture*	56.31	-	56.31	-	-	Electric power plant construction and operation

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group	Interest in equity shares held by		Particulars of issued shares†		Principal activities
			Company	Subsidiary	No. of shares	Par value	
		%	%	%			
Zhengzhou Xinli Electric Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	-	50	-	-	Electric power plant construction and operation
Associated companies							
North United Power Corporation	People's Republic of China Sino-foreign equity joint venture*	20	20	-	-	-	Investment holding and generation of electricity and heat and related businesses
Tunnels							
Subsidiary companies							
New Hong Kong Tunnel Company Limited	Hong Kong	70.8	-	70.8	75,000,000	HK$10	Tunnel operation
Jointly controlled entities							
Eastern Harbour Crossing Company Limited§	Hong Kong	50	-	50	-	-	Tunnel operation
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	35	-	35	-	-	Management, operation and maintenance of the Cross Harbour Tunnel
Western Harbour Tunnel Company Limited§	Hong Kong	35	-	35	-	-	Franchise to construct and operate the Western Harbour Crossing
Environmental							
Jointly controlled entities							
Changzhou CGE Water Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	24.01	-	24.01	-	-	Production and supply of tap water
Ecoserve Limited	Hong Kong	50	-	50	-	-	Design, construction and operation of refuse transfer station
Associated companies							
Enviropace Limited	Hong Kong	20	-	20	-	-	Design, construction, operation and management of chemical waste treatment plant
Green Valley Landfill, Limited	Hong Kong	30	-	30	-	-	Landfill construction and operation
South China Transfer Limited	Hong Kong	30	-	30	-	-	Design, construction and operation of transfer station

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares[†] No. of shares	Particulars of issued shares[†] Par value	Principal activities
上海老港生活垃圾處置有限公司	People's Republic of China Sino-foreign equity joint venture*	30	–	30	–	–	Design, construction and operation of landfill
Communications							
Subsidiary companies							
AAA Internet Limited	Hong Kong	100	–	100	2	HK$1	Provision of internet services
Asia Pacific Internet Exchange Limited	Hong Kong	75	–	75	100,000	HK$1	Provision of internet services
CITIC Concept 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of telecommunications services
CITIC Consultancy 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of telecommunications consultancy services
CITIC Data 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of data transmission services
CITIC Media 1616 Limited (Formerly CITIC Mobile Services 1616 Limited)	Hong Kong	100	–	100	1	HK$1	Provision of telecommunications services
CITIC Networks 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of telecommunications services
CITIC Pacific Communications Limited	Bermuda	100	–	100	100,000	HK$1	Investment holding
CITIC Telecom 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of international telecommunications services
CITIC TeleSoft 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of software development services
CPCNet Hong Kong Limited	Hong Kong	100	–	100	394,866,986	HK$1	Provision of telecommunications services
CPCNet Japan Limited	Japan	100	–	100	10,000	JPY1,000	Provision of telecommunications services
CPCNet Singapore Private Limited	Singapore	100	–	100	2	S$1	Provision of telecommunications services

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by		Particulars of issued shares†		Principal activities
			Company %	Subsidiary %	No. of shares	Par value	
Dalian CP Digital Technology Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	73.30	–	73.30	N/A	N/A	Broadband network and related businesses
Data Communication Services Limited	Hong Kong	100	–	100	1,000 38,000,000♦	HK$1 HK$1	Provision of telecommunications equipment
Global Link Information Services Limited	Hong Kong	100	–	100	300,000	HK$10	Provision of internet services
Vision Network Limited	Hong Kong	100	–	100	2,250,000	HK$1	Provision of internet services
World Navigation Limited	Hong Kong	100	–	100	1,000 2,000,000♦	HK$1 HK$1	Provision of international telecommunications services
Wonder Delight Enterprises Inc.	British Virgin Islands	100	–	100	1	US$1	Provision of e-commerce services
廣州市泰富信通技術有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
廣州市泰富信通科技有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
易邦科技(廣州)有限公司	People's Republic of China Wholly foreign-owned enterprise*	85	–	85	N/A	N/A	Provision of value added telecom services
火石軟件(廣州)有限公司	People's Republic of China Wholly foreign-owned enterprise*	85	–	85	N/A	N/A	Software development
Jointly controlled entities							
CITIC Guoan Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Investment holding
CPCNet Macau Limited	Macau	55	–	55	–	–	Provision of internet and e-commerce services
China Interactive Sports Technology Company Limited	People's Republic of China Wholly foreign-owned enterprise*	50	–	50	–	–	Provision of sports related online services

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Associated companies							
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	20	20	-	-	-	Telecommunications services
Aviation							
Jointly controlled entities							
Air China Cargo	People's Republic of China Sino-foreign equity joint venture*	25	25	-	-	-	Operation of international and domestic air-cargo services and related ground services
Associated companies							
Cathay Pacific Airways Limited#	Hong Kong	25.42	2.12	23.30	-	-	Airlines and related services
Hong Kong Dragon Airlines Limited	Hong Kong	28.50	-	28.50	-	-	Aviation
Swire Aviation Limited	Hong Kong	33.33	-	33.33	-	-	Investment in Hong Kong Air Cargo Terminals Limited with 10% effective interest
Marketing & Distribution							
Subsidiary companies							
Adachi Trading Company Limited	Japan	100	-	100	250	JPY50,000	Trader of motor vehicle spare parts
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	100	-	100	1,000	HK$100	Trader of motor vehicle spare parts
Dah Chong Hong (Canada) Ltd.	Canada	100	-	100	650,000	CAN$1	General import/export and investment holding
Dah Chong Hong - Dragonair Airport GSE Service Limited	Hong Kong	70	-	70	10,000	HK$1	Provision of airport ground support equipment maintenance services
Dah Chong Hong (Engineering) Limited	Hong Kong	100	-	100	245,950	HK$100	Engineering services
Dah Chong Hong Holdings Limited	Hong Kong	100	-	100	21,031,837	HK$10	Investment holding

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Subsidiary %	Particulars of issued shares† No. of shares	Par value	Principal activities
Dah Chong Hong, Limited	Hong Kong	100	-	100	50,000	HK$1,000	Investment holding; general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
Dah Chong Hong (Japan) Limited	Japan	100	-	100	480,000	JPY1,000	Importer and exporter of foodstuffs, motor vehicles and garments; property investment and investment holding
Dah Chong Hong Motors (China) Limited	Hong Kong	100	-	100	20,000	HK$100	Investment holding
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	100	-	100	10,000	HK$10	Motor leasing
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	100	-	100	2,000	HK$100	Motor vehicle repairing and servicing
Dah Chong Hong Motors (Nissan - China) Limited	Hong Kong	100	-	100	2	HK$10	Motor vehicle distributor
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	100	-	100	3,500,000	S$1	Investment holding and trading of foodstuffs
DAS Aviation Support Limited	Hong Kong	70	-	70	10,000	HK$1	Distributor of air cargo equipment and related spare parts
DAS Nordisk Limited	Hong Kong	49	-	49	10,000	HK$1	Repairs and maintenance services for air cargo containers and sale of related spare parts
DCH Beverage Solutions Limited	Hong Kong	100	-	100	60,000	HK$10	Trading
DCH Logistics Company Limited	Hong Kong	100	-	100	10,000	HK$10	Provision of warehouse and transportation services
DCH Motors (Bentley) Limited	Hong Kong	100	-	100	2	HK$1	Motor vehicle distributor
DCH Motors Ltd.	Canada	100	-	100	100	CAN$1	Motor vehicle distributor
Epic Motors Limited	Hong Kong	100	-	100	22,000	HK$10	Motor vehicle distributor

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group	Interest in equity shares held by		Particulars of issued shares'		Principal activities
			Company	Subsidiary	No. of shares	Par value	
		%	%	%			
Gentech Vehicle Engineering Limited	Hong Kong	100	–	100	166,000	HK$1	Trading of special function vehicles
Harmony Motors Limited	Hong Kong	100	–	100	1,000	HK$100	Motor vehicle distributor
Honest Motors, Limited	Hong Kong	100	–	100	3,000	HK$1,000	Motor vehicle distributor
Japan Auto Parts Company Limited	Hong Kong	100	–	100	1,000	HK$100	Trader of motor vehicle spare parts
Jiangmen Dah Chong Hong -Sims Industrial Development Limited	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Construction and development of industrial factories and warehouses
Metro Motors Limited	Hong Kong	100	–	100	3,000,000	HK$1	Motor vehicle distributor
Premium Motors Limited	Hong Kong	100	–	100	2	HK$1	Motor vehicle distributor
Regal Motors, Limited	Hong Kong	100	–	100	2,000	HK$100	Motor vehicle distributor
Reliance Motors, Limited	Hong Kong	100	–	100	3,000	HK$1,000	Motor vehicle distributor
Sims Trading Company Limited	Hong Kong	100	–	100	3,000	HK$100	Wholesaling
Shanghai DCH Food Industries Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Food processing and trading
Triangle Auto Pte Ltd	Singapore	100	–	100	3,000,000	S$1	Motor vehicle distributor
Triangle Motors Limited	Hong Kong	100	–	100	30,000	HK$100	Motor vehicle distributor
Triangle Motors (China) Limited	Hong Kong	100	–	100	2	HK$10	Investment holding and trading of motor vehicles
Twin Tiger International Limited	Hong Kong	100	–	100	2	HK$1	Trading
江門大昌慎昌食品加工倉儲有限公司	People 's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Processing of food products and provision of logistics services
Jointly controlled entities							
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	50	–	50	–	–	Trading in cosmetic products

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Subsidiary %	Particulars of issued shares† No. of shares	Par value	Principal activities
Associated companies							
Alto China Limited§	Hong Kong	50	–	50	–	–	Distributor of audio equipment and components
Shanghai Shineway DCH Tyson Co., Ltd.§	People's Republic of China Sino-foreign equity joint venture*	22	–	22	–	–	Production and selling of meat and related food products
Victory (HK) Industries International Company Limited	Hong Kong	20	–	20	–	–	Sales and distribution of household electrical appliances
Wal-Mart East China Stores Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	35	–	35	–	–	Hypermarket business
Property							
Subsidiary companies							
Admarch Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Admarch Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management
Borgia Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Broadway Centre Property Management Company Limited	Hong Kong	100	–	100	2	HK$1	Property management
Campbellton Development Limited	Hong Kong	100	–	100	2	HK$1	Property development
Famous Land Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Glenridge Company Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Hang Luen Chong Investment Company, Limited	Hong Kong	100	–	100	80,000	HK$100	Property investment
Hang Luen Chong Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management
Hang Wah Chong Investment Company Limited	Hong Kong	100	–	100	50,000	HK$100	Property investment
Lindenford Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Neostar Investment Limited	Hong Kong	100	–	100	2	HK$1	Property investment

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Subsidiary %	Particulars of issued shares† No. of shares	Par value	Principal activities
Pacific Grace Limited	Hong Kong	100	-	100	2	HK$1	Property investment
Shanghai Super Property Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Property investment and management
Tendo Limited	Hong Kong	100	-	100	2	HK$10	Property investment
Yee Lim Godown & Cold Storage Limited	Hong Kong	100	-	100	1,000,000	HK$1	Operate a dry and cold storage godown
上海中信泰富廣場有限公司	People's Republic of China Sino-foreign equity joint venture*	80	-	80	N/A	N/A	Property investment and management
上海老西門新苑置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	100	-	100	N/A	N/A	Property development
無錫太湖景發展有限公司	People's Republic of China Sino-foreign equity joint venture*	70	-	70	N/A	N/A	Sports related services
無錫太湖苑置業有限公司	People's Republic of China Sino-foreign equity joint venture*	70	-	70	N/A	N/A	Property investment and development
無錫太湖美生態環保有限公司	People's Republic of China Sino-foreign equity joint venture*	70	-	70	N/A	N/A	Environmental protection
中信泰富(上海)物業管理有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Property management
CITIC Pacific (Yangzhou) Properties Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Property development
寧波信富置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99	-	99	N/A	N/A	Property development
中信泰富萬寧發展有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Property development

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group	Interest in equity shares held by		Particulars of issued shares†		Principal activities
			Company	Subsidiary	No. of shares	Par value	
		%	%	%			
中信泰富萬寧(聯合)開發有限公司	People's Republic of China Limited liability company*	80	-	80	N/A	N/A	Property development
上海珠街閣房地產開發有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Property development
上海雄泰置業有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	100	-	N/A	N/A	Property development
Jointly controlled entities							
上海瑞明置業有限公司	People's Republic of China Sino-foreign equity joint venture*	49	49	-	-	-	Property development
Associated companies							
CITIC Tower Property Management Company Limited	Hong Kong	40	-	40	-	-	Property management
Festival Walk Holdings Limited§	Hong Kong	50	-	50	-	-	Property investment
Goldon Investment Limited	Hong Kong	40	-	40	-	-	Property investment
Hong Kong Resort Company Limited§	Hong Kong	50	-	50	-	-	Property development
Kido Profits Limited	British Virgin Islands/ Hong Kong	15	-	15	-	-	Property development
Shinta Limited §	Hong Kong	20	-	20	-	-	Property investment
Industrial Manufacturing							
Subsidiary companies							
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	79.56	-	79.56	N/A	N/A	Steel making
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	-	80	N/A	N/A	Steel making
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	-	80	N/A	N/A	Loading and unloading business

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	77.78	-	77.78	N/A	N/A	Steel making
Wuxi Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	-	80	N/A	N/A	Production and sale of ferrous metal materials
江陰泰富興澄特種材料有限公司	People's Republic of China Sino-foreign equity joint venture*	79	-	79	N/A	N/A	Production and sale of hot iron and the related products
Hubei Xin Yegang Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	95	-	95	N/A	N/A	Steel making
Daye Special Steel Co., Ltd.	People's Republic of China Sino-foreign joint stock limited company*	56.63	-	56.63	N/A	N/A	Steel making
Finance							
Subsidiary companies							
CITIC Pacific Finance (2001) Limited	British Virgin Islands	100	100	-	1,000	US$1	Financing
Idealand Investment Inc.	Republic of Panama	100	-	100	100	US$1	Financing
CITIC Pacific Finance (2005) Limited	British Virgin Islands	100	100	-	1	US$1	Financing
Associated companies							
Cheer First Limited§	Hong Kong	40	-	40	-	-	Financing
Treasure Trove Limited	Hong Kong	50	-	50	-	-	Financing
Way Chong Finance Limited	Hong Kong	50	-	50	-	-	Provision of hire purchase and leasing finance
Others							
Subsidiary companies							
CITIC Pacific China Holdings Limited	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Investment holding
上海滬信東倉儲有限公司	People's Republic of China Sino-foreign co-operative joint venture*	100	-	100	N/A	N/A	Logistic development

Name	Place of incorporation/ Principal place of operation Kind of legal entity*	Attributable to the Group	Interest in equity shares held by		Particulars of issued shares†		Principal activities
			Company	Subsidiary	No. of shares	Par value	
		%	%	%			
Jointly controlled entities							
CITIC Capital Markets Holdings Limited	Hong Kong	50	-	50	-	-	Investment holding
Associated companies							
上海國睿生命科技有限公司	People's Republic of China Sino-foreign equity joint venture*	24.94	24.94	-	-	-	Research and development of tissue engineering products

Note:

† Represented ordinary shares, unless otherwise stated.

✝ Non-voting deferred shares – the rights, privileges and restrictions of which are set out in the Articles of Association of the respective company.

§ The above companies are the affiliated companies have been given to financial assistance and guarantees given for facilities granted by the Company and/or its subsidiary company as at 31 December 2005.

Extracts from the published accounts of Cathay Pacific Airways Limited, a significant associated company of the Group, are shown on pages 110 and 111.

Extract from Published Accounts of Cathay Pacific Airways Limited

a. **Consolidated Profit and Loss Account**
for the year ended 31 December 2005

in HK$ million	**2005**	**2004**
Turnover		
Passenger services	30,274	26,407
Cargo services	12,852	11,395
Catering, recoveries and other services	7,783	4,959
Total Turnover	50,909	42,761
Expenses		
Staff	(9,025)	(8,842)
Inflight service and passenger expenses	(2,033)	(1,758)
Landing, parking and route expenses	(6,947)	(6,121)
Fuel	(15,588)	(9,321)
Aircraft maintenance	(4,527)	(3,784)
Aircraft depreciation and operating leases	(4,893)	(4,379)
Other depreciation and operating leases	(790)	(814)
Commissions	(555)	(529)
Others	(2,408)	(1,966)
Operating Expenses	(46,766)	(37,514)
Operating Profit	4,143	5,247
Finance charges	(1,605)	(1,628)
Finance income	1,161	1,045
Net finance charges	(444)	(583)
Share of profits of associates	269	298
Profit before Tax	3,968	4,962
Taxation	(500)	(446)
Profit for the year	3,468	4,516
Profit Attributable to		
Cathay Pacific shareholders	3,298	4,417
Minority interests	170	99
	3,468	4,516
Dividends		
Interim – paid	676	674
Final – proposed	947	1,520
	1,623	2,194
Earnings per Share *(HK¢)*		
Basic	97.7	131.4
Diluted	97.4	130.7
Shareholders' Funds per Share *(HK$)*	10.3	9.8

b. Consolidated Balance Sheet
as at 31 December 2005

in HK$ million	**2005**	**2004**
Assets and Liabilities		
Non-current assets and liabilities		
Fixed assets	50,156	50,259
Intangible assets	260	348
Investments in associates	1,731	1,743
Other long-term receivables and investments	5,453	5,589
	57,600	57,939
Long-term liabilities	(27,745)	(27,698)
Related pledged security deposits	8,853	10,036
Net long-term liabilities	(18,892)	(17,662)
Retirement benefit obligations	(72)	(102)
Deferred taxation	(6,460)	(7,280)
	(25,424)	(25,044)
Net non-current assets	32,176	32,895
Current assets and liabilities		
Stock	657	524
Trade and other receivables	6,538	5,347
Liquid funds	13,459	11,474
	20,654	17,345
Current portion of long-term liabilities	(4,849)	(7,096)
Related pledged security deposits	1,286	2,127
Net current portion of long-term liabilities	(3,563)	(4,969)
Trade and other payables	(7,625)	(7,163)
Unearned transportation revenue	(3,864)	(3,622)
Taxation	(2,527)	(1,497)
	(17,579)	(17,251)
Net current assets	3,075	94
Net assets	35,251	32,989
Capital and Reserves		
Share capital	676	674
Reserves	34,292	32,181
Funds attributable to Cathay Pacific shareholders	34,968	32,855
Minority interests	283	134
Total equity	35,251	32,989

3. Indebtedness of the Group

As at the close of business on 31 March 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$19,043 million, comprising bank loans of approximately HK$15,106 million (being secured bank loans of approximately HK$659 million and unsecured bank loans of approximately HK$14,447 million respectively) and unsecured other loans of HK$3,937 million.

The Directors confirm that there has been no material change in the contingent liabilities of the Group since 31 December 2005. The details of the contingent liabilities of the Group as at 31 December 2005 is set out in Note 32 to CITIC Pacific's audited consolidated financial statements for the year ended 31 December 2005 on page 96 of this Circular.

As at 31 March 2006, certain of the Group's self-used properties, plant and machineries with an aggregate carrying value of HK$483 million were pledged to secure banking facilities granted to a subsidiary company and a third party.

As at 31 March 2006, save as disclosed above and apart from intra-group liabilities, the Group did not have any debt securities issued and outstanding, or authorized/otherwise created but un-issued, any other term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured/unsecured, guaranteed or not), any other mortgages and charges, any other contingent liabilities.

Foreign currency amounts have translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 March 2006.

4. Indebtedness of Sino-Iron and Balmoral

As at 31 March 2006, the only borrowing of Sino-Iron and Balmoral was amount due to Mineralogy of approximately HK$213 million and HK$85 million respectively. Both balances will be repaid by funds from share subscription by the Group on completion in accordance with the Sino-Iron Acquisition Agreement and the Balmoral Acquisition Agreement.

Foreign currency amounts have translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 March 2006.

5. Working Capital

Taking into account the financial resources available to the Enlarged Group, including internally generated funds and the available banking facilities, and the Company's intention to finance the majority of the estimated capital expenditure of Sino Iron and Balmoral by project finance to be obtained, the Directors of the Company are of the opinion that the Enlarged Group will have sufficient working capital for its present requirements for at least the next 24 months from the date of publication of this circular.

6. No Material Adverse Change

Save for the Acquisition as disclosed in the Letter from the Board as in this circular, and the circular dated 10 February 2006 in respect of the Shanghai Shipyard Land Development Project and disposal of 50% interest in Festival Walk, the Directors of CITIC Pacific confirm that there is no material change in the financial and operating position of the Group since 31 December 2005 (being the date to which the latest audited financial statements of the Group were made up).



8th Floor
Prince's Building
10 Chater Road
Hong Kong

8 May 2006

The Board of Directors
Sino Iron Pty Ltd

Dear Sirs,

We set out below our report on the financial information relating to Sino Iron Pty Ltd (the "company") in Sections I to IV, including the balance sheets as at 30 June 2003, 2004 and 2005, and 31 December 2005, and the related income statements and statements of changes in equity of the company for each of the years ended 30 June 2003, 2004 and 2005, and for the six months ended 31 December 2005 (the "relevant periods"), and the notes thereto (collectively the "Financial Information"), together with the unaudited financial information of the company including the income statement and statement of changes in equity for the six months ended 31 December 2004 and the notes thereto (the "31 December 2004 Corresponding Information"), for inclusion in the circular of CITIC Pacific Limited ("CITIC") dated 8 May 2006 (the "Circular").

The company was incorporated in Australia on 16 December 1992 and is engaged in mining exploration and associated services.

As at the date of this report, no audited financial statements have been prepared for the company as they were not required to prepare audited financial statements under the relevant rules and regulations applicable to the company in Australia.

The books and records of the company for each of the years ended 30 June 2003, 2004 and 2005 and for the six months ended 31 December 2005 have been prepared in accordance with all applicable accounting principles generally accepted in Australia.

No financial statements of the company have been prepared and audited subsequent to 31 December 2005.

BASIS OF PREPARATION

The Financial Information, together with the 31 December 2004 Corresponding Information, has been prepared by the management of the company, on the basis set out in note 2(b(i)) in Section IV after making such adjustments as are appropriate. Adjustments have been made, for the purpose of this report, to restate their books and records to conform with Hong Kong Financial Reporting Standards ("HKFRSs"), which collectively term includes all applicable individual Hong Kong Financial Reporting Standards, Hong

Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

RESPONSIBILITIES

The management of the company is responsible for preparing the Financial Information which gives a true and fair view. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

BASIS OF OPINION

As a basis for forming an opinion on the Financial Information, for the purpose of this report, we have carried out appropriate audit procedures in respect of the financial statements of the company for each of the years ended 30 June 2003, 2004 and 2005 and for the six months ended 31 December 2005 in accordance with Hong Kong Standards on Auditing issued by the HKICPA and carried out such additional procedures as we considered necessary in accordance with Auditing Guideline "Prospectus and the Reporting Accountant" issued by the HKICPA. We have not audited any financial statements of the company in respect of any period subsequent to 31 December 2005.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by the management of the company in the preparation of the Financial Information, and of whether the accounting policies are appropriate to the circumstances of the company, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, for the purpose of this report, all adjustments considered necessary have been made and the Financial Information, on the basis set out in note 2(b(i)) in Section IV, gives a true and fair view of the company's results and changes in equity for the relevant periods and the company's state of affairs as at 30 June 2003, 2004 and 2005, and 31 December 2005.

REVIEW WORK PERFORMED

For the purpose of this report, we have also reviewed the 31 December 2004 Corresponding Information, for which the management of the company are responsible, in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the HKICPA.

A review consists principally of making enquiries of management and applying analytical procedures to the 31 December 2004 Corresponding Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the 31 December 2004 Corresponding Information.

REVIEW CONCLUSION

On the basis of our review of the 31 December 2004 Corresponding Information, which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the unaudited financial information presented for the six months ended 31 December 2004.

(I) INCOME STATEMENTS

	Section(IV)	Year ended 30 June			Six months ended 31 December	
		2003	2004	2005	2005	2004
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Other operating expenses		–	(207,015)	–	–	–
Loss before taxation	3	–	(207,015)	–	–	–
Income tax	4	–	–	–	–	–
Loss for the year/period		–	(207,015)	–	–	–
Loss per share						
Basic	6	–	HK$(20,702)	–	–	–
Diluted	6	N/A	N/A	N/A	N/A	N/A

The accompanying notes in section IV form part of the Financial Information.

(II) BALANCE SHEETS

	Section(IV)		30 June		31 December
		2003	2004	2005	2005
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current liabilities					
Amount due to immediate holding company	7	–	207,015	227,301	217,466
NET LIABILITIES		–	(207,015)	(227,301)	(217,466)
CAPITAL AND RESERVES					
Share capital	*8(i)*	52	52	52	52
Reserves		(52)	(207,067)	(227,353)	(217,518)
TOTAL EQUITY	*8*	–	(207,015)	(227,301)	(217,466)

The accompanying notes in section IV form part of the Financial Information.

(III) STATEMENTS OF CHANGES IN EQUITY

	Section(IV)	Year ended 30 June			Six months ended 31 December	
		2003	2004	2005	2005	2004
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Equity attributable to the equity shareholder of the company:						
Balance at 1 July		–	–	(207,015)	(227,301)	(207,015)
Net (losses)/gains recognised directly in equity:						
Exchange differences on translation of the financial statements of the company	*8*	–	–	(20,286)	9,835	(26,090)
Loss for the year/period	*8*	–	(207,015)	–	–	–
Total recognised (expense)/ profit for the year/period		–	(207,015)	(20,286)	9,835	(26,090)
Total equity at 30 June/ 31 December		–	(207,015)	(227,301)	(217,466)	(233,105)

The accompanying notes in section IV form part of the Financial Information.

(IV) NOTES TO THE FINANCIAL INFORMATION

1. GENERAL INFORMATION

Sino Iron Pty Ltd ("the company") is a company incorporated and domiciled in Australia and has its registered office and principal place of business at Level 11, 135 Wickham Street, Spring Hill, 4004, Queensland, Australia.

The company has remained dormant since 1 July 2004.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

The Financial Information set out in this report has been prepared in accordance with principal accounting policies set out below. These accounting policies are in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong.

The Financial Information presented also complies with the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The accounting policies set out below have been applied consistently to all periods presented in the Financial Information.

(b) Basis of preparation and measurement

i) Basis of preparation

The company had net liabilities of HK$217,466,000 as at 31 December 2005 (30 June 2003: HK$Nil; 30 June 2004: HK$207,105,000; 30 June 2005: HK$227,301,000). Financial Information set out in this report has been prepared under the going concern basis, notwithstanding that the company was in net liabilities position as at 31 December 2005, on the basis that Mineralogy Pty Ltd, the immediate holding company has undertaken to provide continuing financial support to the company as may be necessary to ensure its continuing operation as a going concern.

ii) Basis of measurement

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

HKFRS 1, First-time Adoption of Hong Kong Financial Reporting Standards, has been applied in preparing the Financial Information. The Financial Information is the first set of the company's Financial Information prepared in accordance with HKFRSs. There is no significant adjustment required to be made on the transition from Australian GAAP to HKFRS on the company's financial results and position.

(c) *Cash flow statement*

Cash flow statements had not been prepared because the company did not have any cash flows during the relevant periods nor did it have any cash or cash equivalents at any point throughout the relevant periods.

The expenses which have resulted from the operations of the company were non-cash transactions with its immediate holding company, and the amounts involved have all been accounted for as inter-company current account movements.

(d) *Other payables*

Other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(e) *Income tax*

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the company has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(f) Translation of foreign currencies

The company's functional currency is Australian dollars.

Foreign currency transactions during the relevant periods are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

In preparing the Financial Information which is presented in Hong Kong dollars, the results of the company's operations are translated into Hong Kong dollars at the exchange rates approximating the exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the exchange rates ruling at the respective balance sheet dates. The resulting exchange differences are recognised directly in a separate component of equity.

(g) Related parties

For the purposes of the Financial Information, parties are considered to be related to the company if the company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the company and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the company where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the company or of any entity that is a related party of the company.

3. LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging

	Year ended 30 June			Six months ended 31 December	
	2003	**2004**	**2005**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Auditors' remuneration	–	–	–	–	–
Operating lease charges	–	(207,015)	–	–	–

4. INCOME TAX IN THE INCOME STATEMENT

(a) Income tax

The company is subject to Australian Income Tax throughout the relevant periods, which is determined based on 30% of the estimated assessable profits for the year.

No provision for Australian Income Tax has been made in the Financial Information as the company did not earn any assessable income during the relevant periods.

In accordance with the accounting policy set out in note 2(e), the company has not recognised deferred tax assets in respect of cumulative tax losses of HK$207,015,000 (30 June 2003: HK$Nil; 30 June 2004: HK$207,015,000 and 30 June 2005: HK$207,015,000) as it is not probable that future taxable profits against which the losses can be utilised will be available under the tax jurisdiction in Australia. The tax losses do not expire under the current tax legislation.

(b) Reconciliation between income tax expense and accounting loss at applicable tax rates:

	Year ended 30 June			Six months ended 31 December	
	2003	**2004**	**2005**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Loss before taxation	–	(207,015)	–	–	–
Notional tax on loss before taxation	–	(62,105)	–	–	–
Tax effect of unused tax losses not recognised	–	62,105	–	–	–
Actual tax expense	–	–	–	–	–

5. DIRECTORS' REMUNERATION AND STAFF COSTS

	Year ended 30 June			Six months ended 31 December	
	2003	2004	2005	2005	2004
Directors:	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
					(unaudited)
Clive F Palmer	–	–	–	–	–
Jean Mensink	–	–	–	–	–
Liam Scanlan	–	–	–	–	–
	–	–	–	–	–

The company did not pay any salaries to its staff during the relevant periods.

6. LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$Nil (30 June 2003: HK$Nil; 30 June 2004: HK$207,015,000 and 30 June 2005: HK$Nil) and the 10,000 ordinary shares in issue during the relevant periods.

(b) Diluted loss per share

The diluted loss per share for the relevant periods is not presented as there were no activities which would have any dilutive effect on the loss per share for the relevant periods.

7. AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

Amount due to immediate holding company is unsecured, interest-free and has no fixed repayment terms.

8. CAPITAL AND RESERVES

	Share capital *(note i)*	Retained profits	Exchange reserve *(note ii)*	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2002 and 30 June 2003	52	(52)	–	–
Loss for the year	–	(207,015)	–	(207,015)
At 30 June 2004	**52**	**(207,067)**	**–**	**(207,015)**
Exchange differences on translation of financial statements of the company	–	–	(20,286)	(20,286)
At 30 June 2005	**52**	**(207,067)**	**(20,286)**	**(227,301)**
Exchange differences on translation of financial statements of the company	–	–	9,835	9,835
At 31 December 2005	**52**	**(207,067)**	**(10,451)**	**(217,466)**

Notes:

(i) Share capital

During the relevant periods, the company had 10,000 shares of AUD1 each (equivalent to HK$5.2 each) which were issued and fully paid.

(ii) **Exchange reserve**

Exchange reserve represents foreign exchange differences arising from the translation of the financial statements of the company into the presentation currency of Hong Kong dollars in preparing the Financial Information.

(iii) **Distributability of reserves**

There was no aggregate amount of reserves available for distribution to equity shareholders of the company as at 31 December 2005 and during the relevant periods.

9. FINANCIAL INSTRUMENTS

Financial liabilities of the company include the amount due to its immediate holding company. The company did not hold or issue financial instruments for trading purposes at the balance sheet dates.

(a) **Liquidity risk**

The company's policy is to monitor regularly current and expected liquidity requirements to ensure that sufficient funds are obtained from its holding company to meet its liquidity requirements in the short and longer terms.

(b) **Fair value**

The amount due to immediate holding company is unsecured, interest-free and has no fixed repayment terms. Given these terms, it is not meaningful to disclose its fair value.

10. RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statement for the relevant periods, the company entered into the following material related party transactions:

	Year ended 30 June			Six months ended 31 December	
	2003	2004	2005	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Mineralogy Pty Ltd					
Rent commission and reimbursements paid to the parent entity during the year	–	207,015	–	–	–

The amount represents the rental payment paid to the immediate holding company for occupying parts of the immediate holding company's mining leases for the year ended 30 June 2004.

11. ULTIMATE HOLDING COMPANY

The directors consider that the company's parent company and ultimate controlling party during the relevant periods is Mineralogy Pty Ltd.

12. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE RELEVANT PERIODS

Up to the date of issue of the Financial Information, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the relevant periods and which have not been adopted in the Financial Information:

	Effective for accounting periods beginning on or after
HKFRS 6, Exploration for and evaluation of mineral resources	1 January 2006
HK (IFRIC) 4, Determining whether an arrangement contains a lease	1 January 2006
HK (IFRIC) 5, Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	1 January 2006
Amendments to HKAS 19, Employee benefits – Actuarial gains and losses, group plans and disclosures	1 January 2006
Amendments to HKAS 39, Financial instruments: Recognition and measurement:	
– Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
– The fair value option	1 January 2006
– Financial guarantee contracts	1 January 2006
HKAS 1, Presentation of financial statements	1 January 2006
HKAS 27, Consolidated and separate financial statements	1 January 2006
HKFRS 3, Business combinations	1 January 2006
HKFRS 7, Financial instruments: disclosures	1 January 2007
Amendments to HKAS 1, Presentation of financial statements: capital disclosures	1 January 2007

The company is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the company's results of operations and financial position.

(V) SUBSEQUENT EVENTS

Pursuant to the Mining Right/Lease Agreement between Mineralogy Pty Ltd ("Mineralogy") and the company dated 21 March 2006 (the "Agreement"), the company was granted an access licence and the rights to extract 1 billion tonnes of magnetite ore (the "project") in the Mining Area situated in the western Pilbara region of Western Australia. The mining rights are obtained by Mineralogy direct from the Western Australian Government.

As at 31 December 2005, the total measured, indicated and inferred resources at the Mining Area were approximately 2,185 million tonnes of magnetite ore, based on current Australasian Joint Ore Reserve Committee Code (JORC, 2004) which were reviewed and assessed by Golder Associates Pty Ltd, a firm of independent technical experts.

Capital expenditure

Under the Agreement, the company will be responsible for the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be constructed or installed by the company (the "mining project"). The company has agreed with Mineralogy that it will arrange all the financing to pay for such construction and start up of the mining project to be carried out by the company (including but not limited to, mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure).

Some of the infrastructure for which the company is required to fund construction is outside the project area of the company. Title to these facilities will remain with Mineralogy as it is the owner of the land. However, the company will have the right to use the facilities, on paying the operation and maintenance cost and on terms which are fair and equal as compared to other users of these facilities, during the project life. If there are other projects commenced in the area by participants seeking to use these facilities, those new participants will be obliged to pay an amount to the company to effectively share the capital costs associated with the construction of the facilities. The total estimated capital expenditure required *for the mining project is US$1,370 million (approximately HK$10,686 million).*

Royalty

The company also agreed to pay to Mineralogy a royalty in respect of magnetite ore taken by the company, quarterly during the term of the mining right granted. Such royalty comprises two components:

i) based on the quantity of magnetite ore taken, A$0.3 (approximately HK$1.68) will be paid per tonne of magnetite ore taken by the company (adjusted based on inflation during the previous quarter); and

ii) based on the quantity of products produced, an additional royalty is payable quarterly to Mineralogy by reference to the market price of pellets and Mount Newman fines (as reference for the price of concentrate).

Unless prevented from doing so by an act, matter or thing outside of the company's control, the company is required to produce not less than 6 million tonnes of product no later than seven years from 21 March 2006. If the company fails to produce such quantity of products, it must no later than one month following the end of the seventh year of 21 March 2006, pay to Mineralogy an amount equivalent to the royalty payable on the 6 million tonnes of products. The amount is estimated to be approximately US$42 million (approximately HK$327.6 million) if based on the 2005 market price. Such amount is in addition to the royalty that the company shall pay to Mineralogy based on the actual product volume of the same year. The royalty will continue to be payable after the seventh year depending on the quantity of magnetite ore mined and the product volume. There will be no ceiling on such royalty.

The second component of royalty will cease to be payable if Mineralogy exercises the option granted to Mineralogy under the Agreement to acquire shares in the company in the event that the company is listed on any stock exchange before 500,000 tonnes of products have been produced.

Site Remediation

Under the terms and conditions of the Agreement or as and when required by law ("Legal Requirements"), the company shall carry out all sites remediation work ("Site Remediation Work") that may be required as a result of the company's activities. In particular, following the mine closure, the company will remove and dispose of all the company's project facilities in accordance with the Legal Requirements, and will carry out all necessary Site Remediation Work.

In order to make provision and to provide security for payment of future Site Remediation Costs as they become payable, Mineralogy will establish a Site Remediation Fund ("the Fund"). The company will make annual payments into the Fund as determined by Mineralogy based on Mineralogy's best prevailing estimate of the amount of future Site Remediation Costs, and the amount (if any) already contributed by the company into the Fund on a yearly basis. Based on the available information, no reasonable estimate of the Site Remediation Costs can be determined by Mineralogy at present for the company.

On 31 March 2006, a wholly owned subsidiary of CITIC Pacific Limited ("CITIC") entered into an agreement with Mineralogy (the "Sino-Iron Acquisition Agreement") to acquire the entire interest in the company for US$215 million (approximately HK$1,677 million). Majority of their capital expenditure for the mining project will be financed by debt on a project basis with the balance being funded by CITIC.

(VI) SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the company in respect of any period subsequent to 31 December 2005.

Yours faithfully,
KPMG
Certified Public Accountants
Hong Kong



8th Floor
Prince's Building
10 Chater Road
Hong Kong

8 May 2006

The Board of Directors
Balmoral Iron Pty Ltd

Dear Sirs,

We set out below our report on the financial information relating to Balmoral Iron Pty Ltd (the "company") in Sections I to IV, including the balance sheets as at 30 June 2003, 2004 and 2005, and 31 December 2005, and the related income statements and statements of changes in equity of the company for each of the years ended 30 June 2003, 2004 and 2005, and for the six months ended 31 December 2005 (the "relevant periods"), and the notes thereto (collectively the "Financial Information"), together with the unaudited financial information of the company including the income statement and statement of changes in equity for the six months ended 31 December 2004 and the notes thereto (the "31 December 2004 Corresponding Information"), for inclusion in the circular of CITIC Pacific Limited ("CITIC") dated 8 May 2006 (the "Circular").

The company was incorporated in Australia on 30 December 1992 and is engaged in mining exploration and associated services.

As at the date of this report, no audited financial statements have been prepared for the company as they were not required to prepare audited financial statements under the relevant rules and regulations applicable to the company in Australia.

The books and records of the company for each of the years ended 30 June 2003, 2004 and 2005 and for the six months ended 31 December 2005 have been prepared in accordance with all applicable accounting principles generally accepted in Australia.

No financial statements of the company have been prepared and audited subsequent to 31 December 2005.

BASIS OF PREPARATION

The Financial Information, together with the 31 December 2004 Corresponding Information, has been prepared by the management of the company, on the basis set out in note 2(b(i)) in Section IV after making such adjustments as are appropriate. Adjustments have been made, for the purpose of this report, to restate their books and records to conform with Hong Kong Financial Reporting Standards ("HKFRSs"), which collectively term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

RESPONSIBILITIES

The management of the company is responsible for preparing the Financial Information which gives a true and fair view. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

BASIS OF OPINION

As a basis for forming an opinion on the Financial Information, for the purpose of this report, we have carried out appropriate audit procedures in respect of the financial statements of the company for each of the years ended 30 June 2003, 2004 and 2005 and for the six months ended 31 December 2005 in accordance with Hong Kong Standards on Auditing issued by the HKICPA and carried out such additional procedures as we considered necessary in accordance with Auditing Guideline "Prospectus and the Reporting Accountant" issued by the HKICPA. We have not audited any financial statements of the company in respect of any period subsequent to 31 December 2005.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by the management of the company in the preparation of the Financial Information, and of whether the accounting policies are appropriate to the circumstances of the company, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, for the purpose of this report, all adjustments considered necessary have been made and the Financial Information, on the basis set out in note 2(b(i)) in Section IV, gives a true and fair view of the company's results and changes in equity for the relevant periods and the company's state of affairs as at 30 June 2003, 2004 and 2005, and 31 December 2005.

REVIEW WORK PERFORMED

For the purpose of this report, we have also reviewed the 31 December 2004 Corresponding Information, for which the management of the company are responsible, in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the HKICPA.

A review consists principally of making enquiries of management and applying analytical procedures to the 31 December 2004 Corresponding Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the 31 December 2004 Corresponding Information.

REVIEW CONCLUSION

On the basis of our review of the 31 December 2004 Corresponding Information, which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the unaudited financial information presented for the six months ended 31 December 2004.

(I) INCOME STATEMENTS

	Section(IV)	Year ended 30 June			Six months ended 31 December	
		2003	2004	2005	2005	2004
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
						(unaudited)
Other operating expenses		–	(82,806)	–	–	–
Loss before taxation	3	–	(82,806)	–	–	–
Income tax	4	–	–	–	–	–
Loss for the year/period		–	(82,806)	–	–	–
Loss per share						
Basic	6	–	HK$(1.66)	–	–	–
Diluted	6	N/A	N/A	N/A	N/A	N/A

The accompanying notes in section IV form part of the Financial Information.

(II) BALANCE SHEETS

	Section(IV)		30 June		31 December
		2003	2004	2005	2005
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current liabilities					
Amount due to immediate holding company	7	–	82,806	90,920	86,986
NET LIABILITIES		**–**	**(82,806)**	**(90,920)**	**(86,986)**
CAPITAL AND RESERVES					
Share capital	*8(i)*	52	52	52	52
Reserves		(52)	(82,858)	(90,972)	(87,038)
TOTAL EQUITY	*8*	**–**	**(82,806)**	**(90,920)**	**(86,986)**

The accompanying notes in section IV form part of the Financial Information.

(III) STATEMENTS OF CHANGES IN EQUITY

	Section(IV)	Year ended 30 June			Six months ended 31 December	
		2003	2004	2005	2005	2004
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Equity attributable to the equity shareholder of the company:						
Balance at 1 July		–	–	(82,806)	(90,920)	(82,806)
Net (losses)/gains recognised directly in equity:						
Exchange differences on translation of the financial statements of the company	*8*	–	–	(8,114)	3,934	(10,436)
Loss for the year/period	*8*	–	(82,806)	–	–	–
Total recognised (expense)/ profit for the year/period		–	(82,806)	(8,114)	3,934	(10,436)
Total equity at 30 June/ 31 December		–	(82,806)	(90,920)	(86,986)	(93,242)

The accompanying notes in section IV form part of the Financial Information.

(IV) NOTES TO THE FINANCIAL INFORMATION

1 GENERAL INFORMATION

Balmoral Iron Pty Ltd ("the company") is a company incorporated and domiciled in Australia and has its registered office and principal place of business at Level 11, 135 Wickham Street, Spring Hill, 4004, Queensland, Australia.

The company has remained dormant since 1 July 2004.

2 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

The Financial Information set out in this report has been prepared in accordance with principal accounting policies set out below. These accounting policies are in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong.

The Financial Information presented also complies with the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The accounting policies set out below have been applied consistently to all periods presented in the Financial Information.

(b) Basis of preparation and measurement

i) Basis of preparation

The company had net liabilities of HK$86,986,000 as at 31 December 2005 (30 June 2003: HK$Nil; 30 June 2004: HK$82,806,000; 30 June 2005: HK$90,920,000). Financial Information set out in this report has been prepared under the going concern basis, notwithstanding that the company was in net liabilities position as at 31 December 2005, on the basis that Mineralogy Pty Ltd, the immediate holding company has undertaken to provide continuing financial support to the company as may be necessary to ensure its continuing operation as a going concern.

ii) Basis of measurement

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

HKFRS 1, First-time Adoption of Hong Kong Financial Reporting Standards, has been applied in preparing the Financial Information. The Financial Information is the first set of the company's Financial Information prepared in accordance with HKFRSs. There is no significant adjustment required to be made on the transition from Australian GAAP to HKFRS on the company's financial results and position.

(c) Cash flow statement

Cash flow statements had not been prepared because the company did not have any cash flows during the relevant periods nor did it have any cash or cash equivalents at any point throughout the relevant periods.

The expenses which have resulted from the operations of the company were non-cash transactions with its immediate holding company, and the amounts involved have all been accounted for as inter-company current account movements.

(d) Other payables

Other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(e) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the company has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(f) Translation of foreign currencies

The company's functional currency is Australian dollars.

Foreign currency transactions during the relevant periods are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

In preparing the Financial Information which is presented in Hong Kong dollars, the results of the company's operations are translated into Hong Kong dollars at the exchange rates approximating the exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the exchange rates ruling at the respective balance sheet dates. The resulting exchange differences are recognised directly in a separate component of equity.

(g) Related parties

For the purposes of the Financial Information, parties are considered to be related to the company if the company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the company and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the company where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the company or of any entity that is a related party of the company.

3 LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging

	Year ended 30 June			Six months ended 31 December	
	2003	**2004**	**2005**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Auditors' remuneration	–	–	–	–	–
Operating lease charges	–	(82,806)	–	–	–

4 INCOME TAX IN THE INCOME STATEMENT

(a) Income tax

The company is subject to Australian Income Tax throughout the relevant periods, which is determined based on 30% of the estimated assessable profits for the year.

No provision for Australian Profits Tax has been made in the Financial Information as the company did not earn any assessable income during the relevant periods.

In accordance with the accounting policy set out in note 2(e), the company has not recognised deferred tax assets in respect of cumulative tax losses of HK$82,806,000 (30 June 2003: HK$Nil; 30 June 2004: HK$82,806,000 and 30 June 2005: HK$82,806,000) as it is not probable that future taxable profits against which the losses can be utilised will be available under the tax jurisdiction in Australia. The tax losses do not expire under the current tax legislation.

(b) Reconciliation between income tax expense and accounting loss at applicable tax rates:

	Year ended 30 June			Six months ended 31 December	
	2003	2004	2005	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Loss before taxation	–	(82,806)	–	–	–
Notional tax on loss before taxation	–	(24,842)	–	–	–
Tax effect of unused tax losses not recognised	–	24,842	–	–	–
Actual tax expense	–	–	–	–	–

5 DIRECTOR'S REMUNERATION AND STAFF COSTS

	Year ended 30 June			Six months ended 31 December	
	2003	2004	2005	2005	2004
Director:	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Clive F Palmer	–	–	–	–	–

The company did not pay any salaries to its staff during the relevant periods.

6 LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$Nil (30 June 2003: HK$Nil; 30 June 2004: HK$82,806,000 and 30 June 2005: HK$Nil) and the 50,000,000 ordinary shares in issue during the relevant periods.

(b) Diluted loss per share

The diluted loss per share for the relevant periods is not presented as there were no activities which would have any dilutive effect on the loss per share for the relevant periods.

7 AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

Amount due to immediate holding company is unsecured, interest-free and has no fixed repayment terms.

8 CAPITAL AND RESERVES

	Share capital *(note i)* *HK$'000*	Retained profits *HK$'000*	Exchange reserve *(note ii)* *HK$'000*	Total *HK$'000*
At 1 July 2002 and 30 June 2003	52	(52)	–	–
Loss for the year	–	(82,806)	–	(82,806)
At 30 June 2004	**52**	**(82,858)**	**–**	**(82,806)**
Exchange differences on translation of financial statements of the company	–	–	(8,114)	(8,114)
At 30 June 2005	**52**	**(82,858)**	**(8,114)**	**(90,920)**
Exchange differences on translation of financial statements of the company	–	–	3,934	3,934
At 31 December 2005	**52**	**(82,858)**	**(4,180)**	**(86,986)**

Notes:

(i) Share capital

During the relevant periods, the company had 50,000,000 shares of AUD0.0002 each (equivalent to HK$0.00104 each) which were issued and fully paid.

(ii) Exchange reserve

Exchange reserve represents foreign exchange differences arising from the translation of the financial statements of the company into the presentation currency of Hong Kong dollars in preparing the Financial Information.

(iii) Distributability of reserves

There was no aggregate amount of reserves available for distribution to equity shareholders of the company as at 31 December 2005 and during the relevant periods.

9 FINANCIAL INSTRUMENTS

Financial liabilities of the company include the amount due to its immediate holding company. The company did not hold or issue financial instruments for trading purposes at the balance sheet dates.

(a) Liquidity risk

The company's policy is to monitor regularly current and expected liquidity requirements to ensure that sufficient funds are obtained from its holding company to meet its liquidity requirements in the short and longer terms.

(b) **Fair value**

The amount due to immediate holding company is unsecured , interest free and has no fixed repayment terms. Given these terms, it is not meaningful to disclose its fair value.

10 RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in the Financial Information for the relevant periods, the company entered into the following material related party transactions:

	Year ended 30 June			Six months ended 31 December	
	2003	2004	2005	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)
Mineralogy Pty Ltd					
Rent commission and reimbursements paid to the parent entity during the year	–	82,806	–	–	–

The amount represents the rental payment paid to the immediate holding company for occupying parts of the immediate holding company's mining leases for the year ended 30 June 2004.

11 ULTIMATE HOLDING COMPANY

The directors consider that the company's parent company and ultimate controlling party during the relevant periods is Mineralogy Pty Ltd.

12 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE RELEVANT PERIODS

Up to the date of issue of the Financial Information, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the relevant periods and which have not been adopted in the Financial Information:

	Effective for accounting periods beginning on or after
HKFRS 6, Exploration for and evaluation of mineral resources	1 January 2006
HK (IFRIC) 4, Determining whether an arrangement contains a lease	1 January 2006
HK (IFRIC) 5, Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	1 January 2006
Amendments to HKAS 19, Employee benefits – Actuarial gains and losses, group plans and disclosures	1 January 2006
Amendments to HKAS 39, Financial instruments: Recognition and measurement:	
– Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
– The fair value option	1 January 2006
– Financial guarantee contracts	1 January 2006
HKAS 1, Presentation of financial statements	1 January 2006
HKAS 27, Consolidated and separate financial statements	1 January 2006
HKFRS 3, Business combinations	1 January 2006
HKFRS 7, Financial instruments: disclosures	1 January 2007
Amendments to HKAS 1, Presentation of financial statements: capital disclosures	1 January 2007

The company is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the company's results of operations and financial position.

(V) SUBSEQUENT EVENTS

Pursuant to the Mining Right/Lease Agreement between Mineralogy Pty Ltd ("Mineralogy") and the company dated 21 March 2006 ("the Agreement"), the company was granted an access licence and the rights to extract 1 billion tonnes of magnetite ore ("the project") in the Mining Area situated in the western Pilbara region of Western Australia ("the Mining Area"). The mining rights are obtained by Mineralogy direct from the Western Australian Government.

As at 31 December 2005, the total measured, indicated and inferred resources at the Mining Area were approximately 2,185 million tonnes of magnetite ore, based on current Australasian Joint Ore Reserve Committee Code (JORC, 2004) which were reviewed and assessed by Golder Associates Pty Ltd, a firm of independent technical experts.

Capital expenditure

Under the Agreement, the company will be responsible for the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be constructed or installed by the company (the "mining project"). The company has agreed with Mineralogy that it will arrange all the financing to pay for such construction and start up of the mining project to be carried out by the company (including but not limited to, mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure).

Some of the infrastructure for which the company is required to fund construction is outside the project area of the company. Title to these facilities will remain with Mineralogy as it is the owner of the land. However, the company will have the right to use the facilities, on paying the operation and maintenance cost and on terms which are fair and equal as compared to other users of these facilities, during the project life. If there are other projects commenced in the area by participants seeking to use these facilities, those new participants will be obliged to pay an amount to the company to effectively share the capital costs associated with the construction of the facilities. The total estimated capital expenditure required is US$1,100 million (approximately HK$8,580 million).

Royalty

The company also agreed to pay to Mineralogy a royalty in respect of magnetite ore taken by the company, quarterly during the term of the mining right granted. Such royalty comprises two components:

i) based on the quantity of magnetite ore taken, A$0.3 (approximately HK$1.68) will be paid per tonne of magnetite ore taken by the company (adjusted based on inflation during the previous quarter); and

ii) based on the quantity of products produced, an additional royalty is payable quarterly to Mineralogy by reference to the market price of pellets and Mount Newman fines (as reference for the price of concentrate).

Unless prevented from doing so by an act, matter or thing outside of the company's control, the company is required to produce not less than 6 million tonnes of product no later than nine years from 21 March 2006. If the company fails to produce such quantity of products, it must no later than one month following the end of the ninth year of 21 March 2006, pay to Mineralogy an amount equivalent to the royalty payable on the 6 million tonnes of products. The amount is estimated to be approximately US$42 million (approximately HK$327.6 million) if based on the 2005 market price. Such amount is in addition to the royalty that the company shall pay to Mineralogy based on the actual product volume of the same year. The royalty will continue to be payable after the ninth year depending on the quantity of magnetite ore mined and the product volume. There will be no ceiling on such royalty.

The second component of royalty will cease to be payable if Mineralogy exercises the option granted to Mineralogy under the Agreement to acquire shares in the company in the event that the company is listed on any stock exchange before 500,000 tonnes of products have been produced.

Site Remediation

Under the terms and conditions of the Agreement or as and when required by law ("Legal Requirements"), the company shall carry out all site remediation work ("Site Remediation Work") that may be required as a result of the company's activities. In particular, following the mine closure, the company will remove and dispose of all the company's project facilities in accordance with the Legal Requirements, and will carry out all necessary Site Remediation Work.

In order to make provision and to provide security for payment of future Site Remediation Costs as they become payable, Mineralogy will establish a Site Remediation Fund ("the Fund"). The company will make annual payments into the Fund as determined by Mineralogy based on Mineralogy's best prevailing estimate of the amount of future Site Remediation Costs, and the amount (if any) already contributed by the company into the Fund on a yearly basis. Based on the available information, no reasonable estimate of the Site Remediation Costs can be determined by Mineralogy at present for the company.

On 31 March 2006, a wholly-owned subsidiary of CITIC Pacific Limited ("CITIC") agreed to acquire the entire equity interest of the company from Mineralogy Pty Ltd (the "Balmoral Acquisition Agreement"), conditional upon additional 1 billion tonnes of magnetite ore resources being proven by CITIC after it completes an agreed drilling program over the Mining Area. CITIC will carry out a drilling program to drill at least 100 holes over 18 months from the date of the Balmoral Acquisition Agreement within the Mining Area. Once an additional 1 billion tonnes of magnetite ore are identified by CITIC after commencement of the drilling program, CITIC will be under an obligation to acquire the company for US$200 million (approximately HK$1,560 million) and adjusted for the change in the Australian consumer price

index between the date of the Balmoral Acquisition Agreement and the completion date of the acquisition. Completion of the acquisition is subject to the consent from the Treasurer of Australia and pursuant to the Balmoral Acquisition Agreement. Majority of their capital expenditure on the mining project will be financed by debt on a project basis with the remaining balance being funded by CITIC.

(VI) SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the company in respect of any period subsequent to 31 December 2005.

Yours faithfully,
KPMG
Certified Public Accountants
Hong Kong

UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. Unaudited pro forma statement of the assets and liabilities of the Enlarged Group

The following is the unaudited pro forma statement of the assets and liabilities of the Enlarged Group prepared to illustrate the effect of the Sino-Iron Acquisition and Balmoral Acquisition on the assets and liabilities of the Enlarged Group as if the acquisitions had been completed on 31 December 2005. The unaudited pro forma statement of the assets and liabilities of the Enlarged Group was prepared based on the Group's unadjusted statement of assets and liabilities as at 31 December 2005 extracted from the audited consolidated balance sheet of the Group as at 31 December 2005, as set out in the Annual Report of CITIC Pacific, after making pro forma adjustments as set out in notes 2 to 4 below.

This unaudited pro forma statement of the assets and liabilities of the Enlarged Group has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group as at 31 December 2005 or at any future date.

	As at 31 December 2005				
		Pro forma adjustments			
	Group	Sino-Iron	Balmoral	Other pro forma adjustments	Enlarged Group
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(Note 1)	*(Note 2)*	*(Note 3)*	*(Note 4)*	
Non-current assets					
Property, plant and equipment	10,063	–	–	–	10,063
Investment properties	8,645	–	–	–	8,645
Properties under development	1,849	–	–	–	1,849
Leasehold land	1,618	–	–	–	1,618
Jointly controlled entities	10,583	–	–	–	10,583
Associated companies	23,300	–	–	–	23,300
Other financial assets	929	–	–	–	929
Goodwill	603	–	–	1,029	1,632
Intangible assets – Mining Rights	–	–	–	3,431	3,431
Deferred tax assets	158	–	–	–	158
Derivative financial instruments	168	–	–	–	168
	57,916	–	–	4,460	62,376

	As at 31 December 2005				
		Pro forma adjustments			
	Group	Sino-Iron	Balmoral	Other pro forma adjustments	Enlarged Group
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
	(Note 1)	*(Note 2)*	*(Note 3)*	*(Note 4)*	
Current assets					
Properties held for sale	1,055	–	–	–	1,055
Inventories	3,427	–	–	–	3,427
Debtors, accounts receivable, deposits and prepayments	5,691	–	–	–	5,691
Cash and bank deposits	2,579	–	–	–	2,579
	12,752	–	–	–	12,752
Current liabilities					
Bank loans, other loans and overdrafts					
– secured	183	–	–	–	183
– unsecured	2,223	–	–	–	2,223
Creditors, accounts payable, deposits and accruals	6,628	217	87	(304)	6,628
Provision for taxation	199	–	–	–	199
	9,233	217	87	(304)	9,233
Net current assets	3,519	(217)	(87)	304	3,519
Total assets less current liabilities	61,435	(217)	(87)	4,764	65,895
Non-current liabilities					
Long term borrowings	18,812	–	–	3,431	22,243
Deferred tax liabilities	1,387	–	–	1,029	2,416
Derivative financial instruments	40	–	–	–	40
	20,239	–	–	4,460	24,699
Net assets	41,196	(217)	(87)	304	41,196

Notes to the unaudited pro forma statement of the assets and liabilities of the Enlarged Group

1. The balances are extracted from the audited consolidated balance sheet of the Group as at 31 December 2005.

2. The balances are extracted from the balance sheet of Sino-Iron as at 31 December 2005 in the accountants' report as set out in Appendix IV to this circular.

3. The balances are extracted from the balance sheet of Balmoral as at 31 December 2005 in the accountants' report as set out in Appendix IV to this circular

4. The adjustments represent the following:

   i. estimated aggregate cash consideration of HK$3,431 million including US$215 million and US$200 million for the acquisition of the sale shares and subscription for the subscription shares of Sino-Iron and Balmoral respectively as well as other costs directly attributable to the acquisitions. The consideration is financed by way of a loan of HK$3,431 million.

   ii. repayment of the debt of Sino Iron and Balmoral amounting to approximately HK$304 million before the completion of the acquisitions by funds from share subscriptions pursuant to the acquisition agreements.

   iii. recognition of intangible assets – Mining Rights, goodwill and the related estimated deferred tax liabilities.

5. The Company is in the course of assessing the fair values of assets and liabilities of Sino-Iron and Balmoral and the mining rights. The final amounts of the fair values of the assets and liabilities of Sino-Iron and Balmoral, including intangible assets, deferred tax liabilities and goodwill, may be different from those amounts as presented above.

6. For the purpose of the pro forma statement of the assets and liabilities, the balances stated in United States dollars ("US$") have been translated to Hong Kong dollars ("HK$") at an exchange rate of US$1 = HK$7.8.

7. No adjustment has been made to reflect any trading results or other transactions of the Group, Sino-Iron and Balmoral entered into subsequent to 31 December 2005. Also, no adjustment has been made to reflect any future capital expenditure.

2. LETTER ON UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE ENLARGED GROUP

The following is the text of a letter, received from the auditors of the Company, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, in respect of the unaudited pro forma financial information for the purpose of its incorporation in this circular.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The Directors
CITIC Pacific Limited

8 May 2006

Dear Sirs,

We report on the unaudited pro forma financial information of CITIC Pacific Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 146 to 148 under the heading of "Unaudited Pro Forma Financial Information of the Enlarged Group" (the "unaudited pro forma financial information") in Appendix V of the Company's circular dated 8 May 2006, in connection with the acquisition of magnetite mining rights in Western Australia (the "Acquisition") by the Company (the "Circular"). The unaudited pro forma financial information has been prepared by the Directors of the Company, for illustrative purposes only, to provide information about how the Acquisition might have affected the relevant financial information of the Group. The basis of preparation of the unaudited pro forma financial information is set out on pages 146 to 148 of the Circular.

Respective Responsibilities of Directors of the Company and Auditors

It is the responsibility solely of the Directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited pro forma financial information and to report our opinion

to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the Group's unadjusted statement of assets and liabilities as at 31 December 2005 with the audited consolidated balance sheet of the Group as at 31 December 2005, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the Directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma financial information has been properly compiled by the Directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The unaudited pro forma financial information is for illustrative purposes only, based on the judgements and assumptions of the Directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2005 or any future date.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled by the Directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

This technical report has been prepared by Dr William John Shaw, FAusIMM, FAIG, CPGeo, RPGeo who is a mining geologist with over 30 years experience in the estimation, reporting and auditing of mineral resources and ore reserves and a full-time employee of Golder Associates Pty Ltd.

The technical report was compiled in conjunction with other personnel from Golder and an independent metallurgical sub-consultant, all of whom have relevant specialist experience in the evaluation of various technical aspects of mining projects, appropriate to this study.

INTRODUCTION

Scope

Golder Associates Pty Ltd (Golder) was requested by CITIC Pacific Limited (CITIC Pacific) to carry out an audit of all information supporting the resources estimated by Mineralogy Pty Ltd (Mineralogy) for the George Palmer deposit of the Cape Preston Resource as part of their analysis for a potential equity investment in this project. Following a review of the Mineral Resource for the George Palmer magnetite deposit (Golder, 2006) and the subsequent signing of an agreement between CITIC Pacific and Mineralogy, Golder was requested to carry out a review of all information supporting the Ore Reserves estimated by Mineralogy for the George Palmer deposit of the Cape Preston Resource.

Golder has produced two technical reports, the first auditing the 2005 resource estimate provided by Mineralogy and the second reviewing a 2003 Ore Reserve statement provided by Mineralogy. This Technical Report is a synopsis of the detailed analysis in these two reports provided to CITIC Pacific.

Conclusions are presented throughout the text in *italic font*.

This work was based entirely on information made available by CITIC Pacific and Mineralogy, including work by RSG Global, Hellman & Schofield and Promet. Golder engaged the services of Mineral Engineering Technical Services Pty Ltd (METS) to provide an independent assessment of the available mineralogical and metallurgical information.

Golder has carried out this review of the Ore Reserves provided by Mineralogy to CITIC Pacific using the current Joint Ore Reserves Committee Code (JORC Code, 2004) which is a recognised international code for the reporting or Mineral Resources and Ore Reserves.

Golder used available mining, metallurgy, plant design, marketing and economic scenarios to form an opinion on the Ore Reserves, in particular as to whether they can be economically mined and processed. However, taking into consideration the suggestion of CITIC Pacific that the proposed scenario does not necessarily reflect the eventual development plan that CITIC Pacific may adopt, so as to avoid confusion that these designs are adopted by CITIC Pacific, it is agreed by CITIC Pacific and Golder that technical details and the economic scenario evaluated by Golder are not presented in this technical circular.

GEOLOGY AND RESOURCE

Introduction

Available data inputs

Recent resource reports that were available for Golder to review are shown in Table1.

Table 1 Geology reports used for the Review

Report Title	Originator	Date
Report on the Ore Reserves of the George Palmer Deposit Mining Leases M08/124 and M08/125, WA. Austeel Pty Ltd	YRS Offshore Research Services	March 2001
Resource Evaluation of the George Palmer Iron Ore Deposit, Pilbara, WA	Hellman & Schofield	February 2002
Revised Resource Estimate and Potential Mineralisation for the George Palmer Iron Ore Deposit, Pilbara, WA	Hellman & Schofield	December 2005

Other documentation and presentations that were provided are shown in Table 2.

Table 2 Draft reports and spreadsheets provided to Golder

Title	File Name	Originator	Date
Geology and Resources of the George Palmer Deposit	GP06.ppt	Hellman & Schofield	March 2006
International Minerals Project	IM 12 Mtpa 0602.ppt	Promet	February 2006

The following data for the George Palmer deposit was supplied by H & S:

- Raw drill hole data in CSV format.
- Composite drill hole data in Datamine format.
- Block model in Datamine format.
- Geology strings in Datamine format.
- Mineralisation, geology and topography wireframes in Datamine format.

Summary of analysis work done by Golder

The following activities have been conducted by Golder:

- Visited the George Palmer deposit and core yard.
- Discussed with H & S personnel the work that has been conducted and clarified issues that arose during the reviews.
- Available documentation was reviewed.
- Imported drill holes, strings, wireframes and block model data into Vulcan.
- Reviewed drill hole spacing and interpretations.
- Reviewed available QAQC data and density data.
- Reviewed general resource estimation methodology.
- Performed independent block model validations.
- Performed grade-tonnage curve sensitivity analysis.
- Reviewed resource classification.

Drilling

Drilling at the George Palmer deposit has occurred at irregular intervals since 1978, with over 80% of the drilling being completed since 2000. A total of 139 holes have been drilled, of which 14 are diamond core and the remainder are reverse circulation percussion. The total area covered by the 139 holes is about 325 hectares, which only represents around one quarter of the specified area out of Mining Leases 08/123, 124 and 125 that Mineralogy offered to CITIC Pacific for drilling and magnetite ore mining. The holes are categorised as shown in Table 3. The PH, Z and Y series holes were drilled with a face sampling hammer and Arnold Van der Heyden (pers. comm.) believes that the A and M series would have used the same method. The average drill spacing in the central part of the deposit is 100 m x 100 m with the spacing expanding to about 200 m x 200 m at the southern and northern ends of the deposit. A drill hole location plan is shown in Figure 1. The Mineralogy drilling procedures are industry standard. A summary of the data available for the current review is presented in Table 3.

Drill hole BB1 is a metallurgical hole that has not been assayed. The remaining core is stored in the core yard in Karratha and was viewed during the site visit. A shaft has also been sunk vertically to a depth of 60 m, then from the base it has been extended 20 m to the east and 20 m to the west. The shaft is located near the collar of drill hole BB1 and most of the material from the shaft is stored in drums at the core yard.

Table 3 Drilling summary for George Palmer Deposit

Series	Year	Number	Drill Type	Metres
BAL	1978	4	Diamond (NQ)	771
CB	1992	3	Diamond (NQ)	385
M	1993	16	Percussion	2,719
BB	2000	1	Diamond (PQ)	75
A	2000	38	6 Diamond (NQ) and 32 Percussion	4,973
PH	2001	40	RC Percussion	6,331
Z	2005	15	Percussion	2,823
Y	2005	22	Percussion	3,846
Total		**139**		**21,923**

Figure 1 Drill hole locations and estimation domains at the George Palmer deposit


Domain 4
Domain 1
Domain 2
Domain 6
Domain 5
Domain 3

Hellman and Schofield (2002) discussed the drill hole validation process and the need to completely rebuild the database from the original sources due to the identification of numerous errors. The validation process appears to have been reasonably thorough, however Golder has identified several potential errors in the database.

The database CSV files were imported into an MS Access database with referential integrity applied and routinely checked using Golder in-house software.

Drill-holes were validated by verifying:

- collar depth with final sample depth;
- collar RL with topographic data where possible;
- any overlapping intervals or gaps in the down-hole data;
- grid survey problems;
- duplicate hole numbers and coordinates, geological and assay intervals; and
- nominal surveys vs. precise surveys.

The assay database contains a variety of data including: Davis Tube test results, XRF assays, normative magnetic iron calculated from XRF results and magnetically recoverable iron derived from geophysics. Van der Heyden (2002) details the type of data associated with each series of holes and the checks and corrections that were performed on the data.

The MagFe value used for estimation is the "Preferred MagFe value" based on the reliability of the method used to determine MagFe. The Davis Tube test is the most accurate method of measuring magnetically recoverable iron. Nearly 50% of the data has MagFe determined from a Davis Tube test. About 47% of the preferred MagFe data has MagFe derived from the magnetic susceptibility by calibrating it with the Davis Tube tests. This is the next most accurate method. About 3% of the preferred MagFe data has a normative MagFe derived from the XRF data and is considered the least accurate.

This use of a Preferred MagFe value ensures that the most reliable data available is used. This data quality information should be incorporated into the block model by recording the proportion of samples of high, medium or low quality that have been used to estimate each block. This can then be used to assist in the resource classification process, by potentially downgrading the classification of blocks that rely heavily on the lowest quality data.

In addition to Fe, the following elements are assayed by XRF: SiO_2, Al_2O_3, CaO, MgO, TiO_2, P, S, Mn, K_2O, Na_2O and LOI. None of these elements are used in the interpretation or modelling process as they have no impact on the final product due to their removal during processing.

There are detailed procedures for drill hole sampling and logging (Van der Heyden, 2005). These procedures are acceptable and meet industry standards.

The recent percussion holes have been sampled at 1 m intervals with generally acceptable recoveries where the samples are dry. Recoveries for wet samples tend to be lower, particularly in the older holes (Van der Heyden, 2002). The diamond core is halved using a diamond saw and 1 m samples of the half-core are sent for assay. However the core hole that was accessible during the site visit (A38) had quarter core sent for sampling and three quarters of the core remained in the core tray.

A set of standard logging codes has been produced for the 2005 drilling to record details like stratigraphy, lithology, oxidation, hardness, moisture, colour and mineralogy. These codes have been used for PH, Y and Z series holes and are included in the database provided to Golder. Logs for the older holes are not included in the database, however Van der Heyden (2002) notes that some do exist but are generally in a long-hand descriptive form. Where no lithology logs exist, an interpretation has been made from the geophysical logs.

Some recommendations for improvement in the assay database were made, including a requirement for more dry bulk density data and more QAQC data, but overall the assay database was accepted as reasonable for the purpose of resource estimation.

Geology and mineralisation modelling

The regional and local geology is reasonably well understood and documented. The following summary is from Van der Heyden (2005).

"The George Palmer iron deposit consists of the Joffre Member of the Brockman Iron Formation. The Joffre Member is overlain by shales of the Yandicoogina Shale and underlain by the Whaleback Shale and Dales Gorge BIF Members of the Brockman Iron Formation. The Joffre Member normally has an undisturbed stratigraphic thickness of around 360 m. The average interpreted thickness at George Palmer is around 300 m, where the BIF strikes between 15° and 20° east of north and dips consistently around 45° to the west northwest. A series of faults disrupt the stratigraphic sequence and in places juxtapose the BIF unit against itself, increasing the potentially mineable width of BIF and reducing the requirement to mine waste. Folding has not been observed on a scale that would affect resource estimates."

A geology plan is provided in Figure 2. Large areas of the George Palmer deposit are not drilled and the geology interpretation relies heavily on surface geophysics and outcrop mapping. As noted in Van der Heyden (2005), drilling in some areas extended the resource and in other areas faulting was encountered that truncated the resource and fragmented the BIF units. While the resource is generally reasonably continuous, future drilling will encounter areas of structural complexity that may require closer-spaced drilling to provide confidence in the interpretation of faults.



Figure 2 Plan view of geology at George Palmer (Blue = Joffre Member)

The George Palmer deposit has been subdivided into six estimation domains (Table 4) whose boundaries are defined by the major faults (Figure 1). These have been modelled as wireframe solids. The remainder of the deposit is assigned to Domain 7. Within the estimation domains, the stratigraphic boundaries (Table 5) have been interpreted and wireframed as a series of sub-parallel surfaces.

Table 4 George Palmer Stratigraphic Zones

Formation	Member	Sub-Unit	Zone
McRae Shale	–	–	0
Brockman Iron	Dales Gorge	–	10
Brockman Iron	Dales Gorge	D1	11
Brockman Iron	Dales Gorge	D2	12
Brockman Iron	Dales Gorge	D3	13
Brockman Iron	Dales Gorge	D4	14
Brockman Iron	Whaleback Shale	–	20
Brockman Iron	Joffre	–	30
Brockman Iron	Joffre	J1 (JA)	31
Brockman Iron	Joffre	J2 (JB-JE)	32
Brockman Iron	Joffre	J3 (JF-JI)	33
Brockman Iron	Joffre	J4 (JJ-JL)	34
Brockman Iron	Yandicoogina Shale	–	40
–	Dolerite Dykes	–	50

(from van der Heyden, 2005)

Table 5 Estimation Domains

Domain	Description
1	North of Northern Fault
2	Between Northern and Central faults
3	Between Central and Eastern faults
4	North-East of Eastern Fault
5	Between Domains 6 and 4
6	Between Domains 2 and 4
7	South-Eastern Area (remainder)

(from van der Heyden, 2005)

The oxide has been modelled as a wireframe surface. The depth of oxidation averages about 40 m but is deeper around some faults and shaly units.

Dolerite dykes have been modelled as wireframe solids and cross-cut the underlying stratigraphy.

There has been no water table interpreted for the George Palmer deposit. Water is often encountered during drilling and samples are often wet. Van der Heyden (2002) notes that percussion sample recovery was lower in some older holes below the water table. Smearing of grades can occur when samples are wet.

Recommendations regarding improvements to the modelling were made, however Golder accepted that the domaining of the deposit for analysis and estimation is geologically based and considered reasonable and appropriate.

Resource estimates

The general approach and methods used were considered acceptable and reasonable for resource estimation. Simple Kriging (SK) was applied for the 2005 estimate, based on 5 m downhole composites, within domains defined as hard boundaries, using a 3-pass grade interpolation plan.

Validation of the statistics, variography and grade interpolation were carried out by Golder. Validation tests indicated that the resource estimates produced by Hellman and Schofield (Van der Heyden, 2005) were acceptable.

Regarding the estimation of the resources, Golder (2006) concluded that:

- *The grade estimation plan used for George Palmer appears to be reasonable, based on variography, mineralisation continuity and sample spacing.*

- *The 2005 George Palmer resource estimate shows some smoothing but is a reasonable representation of the in situ resource. No mining selectivity is assumed and so the expectation is that the mining would block size would be equivalent to the model parent block size of 24 m by 50 m by 12 m.*

- *Validation tests indicated acceptable conformance to the composite data for MagFe and Fe. Results for the dry bulk density (SG) indicate that the resource model is biased high relative to the data. This is not significant overall given the resource tonnages available in the deposit but may impact on eventual detailed mine planning and scheduling if not addressed.*

Resource estimates and classification

Golder (2006) noted that the current resource classification is very basic, has not been modified to account for geological factors or data quality, and potentially leads to an over-statement of resources.

The Measured Resources may be an area of risk as they are supported by a relatively low number of samples in the estimation. Additional drilling is required to support the classification of the Resources as Measured and hence Golder produced a re-classified resource estimate based on criteria that are considered more appropriate.

Golder compared the 2002 resource model with the 2005 model that we have validated but apart from commenting on these results and the differences in methodology no other analysis was made of the 2002 model because the data sets are different (there was additional drilling after the 2002 model was reported).

A comparison of the 2002 Hellman and Schofield (H&S) model with the 2005 H&S model and the 2005 model reclassified by Golder is shown in Table 6. The resources are in the Mining Leases 08/123, 124 and 125. The drilling completed between the 2002 and 2005 models was mostly at 200 m x 200 m spacing to the north and south of the central portion with a few drill holes also drill to the west. Due to the wide drill spacing, the additional drilling is required to upgrade the classification of the Resources to Measured. Golder produced a re-classified resource estimate based on criteria that are considered more appropriate.

Table 6 Resource estimate comparisons

	2002 H&S Model				2005 H&S Model				2005 Golder Reclassification			
	Tonnes *(Mt)*	MagFe *(%)*	Fe *(%)*	%	Tonnes *(Mt)*	MagFe *(%)*	Fe *(%)*	%	Tonnes *(Mt)*	MagFe *(%)*	Fe *(%)*	%
Measured	299	22.6	32.2	13.1%	328	22.4	32.0	13.0%	189	22.4	32.2	8.7%
Indicated	663	22.8	32.1	29.0%	980	22.5	31.6	39.2%	851	22.6	31.8	38.9%
Inferred	1326	23.2	31.3	58.0%	1196	21.7	30.7	47.8%	1145	21.8	30.8	52.4%
Total	2289	23.0	31.7	100.0%	2503	22.1	31.2	100.0%	2185	22.1	31.3	100.0%

Based on this analysis, Golder has reduced the total Measured Resource from 328 Mt to 189 Mt, i.e. to 58% of that claimed by Mineralogy. This is a very large reduction in material which, under the JORC Code, should be estimated with a high degree of confidence. Golder is also of the view that it is premature to be reporting Measured Resources over those parts of the deposit where additional drilling is still required. It is noted that CITIC Pacific will carry out an additional 100 hole drilling program to upgrade the classification of resources.

Golder concluded that the resource tonnes and grade estimates were reasonable and that, based on Golder's suggested reclassification, the 2005 resource model contains: 189 Mt of Measured, 851 Mt of Indicated and 1145 Mt of Inferred Resource above the cut-off grade of 15% MagFe with an average grade of 22.1% MagFe. The total area covered by the 139 holes is about 325 hectares, which only represents around one quarter of the specified area out of Mining Leases 08/123, 124 and 125 that Mineralogy offered to CITIC Pacific for drilling and magnetite ore mining. It is noted that CITIC Pacific will arrange further drilling to identify additional resources in the Mining Lease area.

MINING

Synopsis of project

The project was initially investigated by Hannah Mining in the late 1960s and has been studied in various project phases by Mineralogy to produce DR pellets and concentrate for export. The project, as examined to evaluate Ore Reserves, consisted of concentrate and pellets being sold at a suitable grade for the market either as blast furnace (BF) grade or as direct reduced iron (DR) grade.

Mineralogy Pty Ltd (Mineralogy) holds the exploration lease for the Balmoral magnetite deposits which are located in the western Pilbara region near the mouth of the Fortescue River.

The Balmoral lease contains extensive outcrop of Brockman Iron Formation. Within the Balmoral Lease the George Palmer deposit is contained within Mining Leases 08/123, 124 and 125. The George Palmer deposit contains extensive outcrop and structural repetition of the Joffre Member which is considered to offer the benefit of a lower mine stripping ratio.

Mineral Resources defined for the George Palmer deposit are mostly in the Joffre Member. Faulting gives approximately a 1 km wide ore zone with a resource area of approximately 3.8km x 1.2 km. Oxidation in the mineralized material occurs to a depth of about 40 m.

Mining studies

RSG Global Pty Ltd (RSG) carried out a number of mining studies for Mineralogy. These studies included pit optimisation, mine design and mine production scheduling for the George Palmer Iron Ore Deposit to a scoping level. The study results are contained in Hearne *et al* (2003), Hearne & Blair (2003) and Warries (2002). However although there have been a number of mining and processing studies there has been no overall Feasibility Study completed and therefore much of the work does not tie together well.

For the purposes of this review Golder was provided with two pit shells which were the basis for previous Ore Reserve reporting in 2003 (van der Heyden et al, 2003). The two pits have a total length of about 3 km, width of about 1.2 km and a maximum depth of about 300 m. The pits are located on the Mining Leases 08/123, 124 and 125.

The optimisations and mine planning work at the time were based on the Hellman & Schofield Resource model (van der Heyden, 2002). Mining costs were developed by RSG (Blair, 2002) with processing, administration costs and pellet recoveries being prepared by Promet.

This data is now three years old and costs, prices and exchange rates have changed. However it is felt that the pit shells selected as part of the optimisation studies and then used to carry out the pit designs are still reasonable.

Open pit optimisation

Either no dilution and ore loss or only very small amounts (2% dilution at 9% MagFe and 99.5% mining recovery) was used in the RSG work as the George Palmer Iron Ore Deposit demonstrates good continuity and the losses were considered unlikely to be significant. This is probably a reasonable assumption based on present knowledge and level of study. This would need to be further investigated as part of a future feasibility study.

The Project is based on processing costs estimated for a 'Once Built' scenario where the front end of the concentrator is limiting at low grades. This scenario thus requires a minimum grade before the plant is at full capacity – typical of a plant once it has been erected.

The optimisation work for the two pits was carried out in a similar manner with optimisations being carried out using only Measured and Indicated material and then including the Inferred material. The shells selected for pit designs were suitable and the Ore Reserves were reported on the designs based on the Measured and Indicated optimisation only, which is good practice.

Geotechnical considerations

The mining design study by RSG (Hearne, Blair, Warries and Cruickshanks, 2003) stated that "The geotechnical work which has been undertaken so far has not been targeted at developing the pit slope data, so the pit slopes, for the proposed pit, have been selected as a base case in the absence of any other information. An overall pit wall slope of 45 degrees was used for this work. The pit wall slope angle is inclusive of ramps."

The geotechnical work carried out to date is insufficient to define the appropriate slope angles for the final mine design.

Hydrogeological considerations

A comprehensive analysis of the hydrogeological setting and the impact on the proposed pit design has not been prepared at this stage.

Pit design

The pits were designed using the parameters summarised in Table 7. They are reasonable parameters to use for pit design for this level of study. However there is no particular basis for the overall slopes and geotechnical work will have to be carried out for a Feasibility Study.

Table 7 Pit design parameters

Inter-ramp slope angles	45°
Berm width	10 m every 24 m
Batter	65°
Ramp width	30 m
Gradient	10%
Turning radius	25 m

Resources within pit designs

Table 8 provides a summary of the Ore Reserves defined by RSG using the 2002 resource model (van der Heyden, *et al*, 2003). A 17% MagFe cut-off was used as the basis for the reserve determination. This is above the marginal cut-off grade and is therefore conservative. The 17% MagFe was chosen by Promet to achieve a suitable product grade through the plant. Table 8 also shows a summary of the in-pit Mineral Resources as determined by Golder using the 2005 H&S geological model (Heyden 2005). Finally Table 8 provides a summary of the Mineral Resources using the 2005 H&S resource model and the resource classification recommended by Golder (2006). Note that the tonnes within the pits remain unchanged but the Measured material has been downgraded to some extent with the Indicated remaining about the same. These categorisation terms are used in accordance with definitions provided in the JORC Code (2004) as detailed in the glossary. The tonnages and grades in the three sets of estimates are directly comparable. The difference between ore reserves (H&S) and in pit resources (Golder) is solely due to consideration of economic viability.

The overall strip ratio for the two pits is estimated to be 0.64 t/t when the Inferred material is included with the ore. This is reasonable as further drilling during development of the mine is expected to upgrade this material as the mine progresses.

Overall the models give substantially the same results with the estimate after Golder's reclassification of the 2005 model and the 2003 Ore Reserves being almost exactly the same.

Table 8 Comparison of Ore Reserves and In Pit Resources

	RSG Reserves using 2002 Model			2005 Model using H&S classification			2005 Model using Golder classification	
	Mt	*MagFe%*		*Mt*	*MagFe%*		*Mt*	*MagFe%*
Proven	265.8	22.7	Measured	269.2	22.6	Measured	175.1	22.5
Probable	529.5	22.9	Indicated	592.4	22.6	Indicated	618.7	22.7
Total Reserves	**795.3**	**22.8**	**Total M+I**	**861.6**	**22.6**	**Total M+I**	**793.8**	**22.6**
Inferred	145.5	23.4	Inferred	100.0	22.3	Inferred	164.7	22.6
Total In-Pit Resources	**940.8**	**22.9**	**Total In-Pit Resources**	**961.6**	**22.6**	**Total In-Pit Resources**	**958.5**	**22.6**

Conclusion from review of mining studies

Ore Reserves based on the 2002 resource model were reported in 2003 by van der Heyden et al in a letter dated 17 September 2003 to International Minerals Pty Ltd, a subsidiary of Mineralogy. Despite the lack of geotechnical and hydrogeological studies, the methodology and economic parameters used to define potentially economic open pits are considered acceptable. Golder has intersected the 2005 resource model with the 2003 pit designs and considers that the total contained tonnages and grades are not materially different to those provided by Mineralogy.

The 2003 pit designs are considered to be still reasonable for Ore Reserve estimation. Recent cost increases are offset by increases in the price of the expected products and the possibility of amalgamating the two pits in the 2003 design.

Golder reclassified the 2005 resource model and significantly downgraded the tonnage of Measured Resource. This directly impacts on the tonnage of Proved Ore Reserves and indicates some uncertainty of the confidence in defining the resource. There are a number of risk factors in this project, further discussed below, which mean that at this time, in Golder's opinion, the tonnages and grades of expected production are not yet sufficiently clearly determined. Consequently Golder does not accept the Proved Ore Reserves previously stated and considers these to be Probable Ore Reserves. Golder accepts that the total tonnes and grade in the 2003 Ore Reserve statement can be reasonably considered to be Probable Reserves, i.e. the total Probable Reserve of 795.3 Mt @ 22.8% MagFe.

The risk factors that Golder considers are material Modifying Factors under JORC (2004) that impact on the translation of Measured Resources to Proved Ore Reserves are:

- *Lack of a mining schedule detailing the tonnes and grade of ore and expected products in annual increments, against which production can be later reconciled, for the 2005 development scenario proposed, wherein the years of initial production regarded as the payback period are sufficiently demonstrated to be based on appropriately defined Measured Resources.*

- *Insufficient analysis of the geotechnical and hydrogeological aspects of the pit design.*

- *Insufficient demonstration of the production of acceptable marketable products from representative ore samples that reflect spatial variability within the proposed pits, such as would result from pilot plant testing.*

- *The lack of letters of intent or similar marketing or sales agreements for the off-take of production as Pellets and Concentrate.*

Golder is not aware of any technical obstacles preventing the current In-Pit Measured Resources being eventually defined as Proved Ore Reserves following such further studies which would be included in a conventional feasibility study.

METALLURGY

Introduction

The Red Book Study (International Minerals, 2005) is the most comprehensive study carried out so far for the project and this study has covered the critical areas of the processing. Prefeasibility and feasibility studies have not yet been carried out. There is no doubt that more work is required. Very little engineering has been completed. Basic engineering and detailed engineering are both required before construction could commence.

Metallurgical studies

Ore characteristics

The ore is a typical laminated, metamorphosed oxide-facies iron formation in which the original chert or jasper bands have been recrystallised into distinguishable grains of quartz and the iron is present as thin layers of hematite, magnetite, or martite.

For the metallurgical studies, the expected grade of ore mined from the George Palmer resource was assumed to be 22.8% MagFe with 32.2% weight recovery to which has been applied a 2% dilution factor and then an appropriate magnetite plant yield depending on the concentrate quality of BF or DR varying between 94.0% and 91.2%. The expected ore feed is comparable to Golder's analysis of the mineable component of the In-Pit resources based on the 2005 resource model.

Metallurgical testwork

Golder's analysis of the metallurgical testwork and proposed plant design indicated comprehensive studies had been carried out to substantially test the economic viability of producing concentrates and pellets in the scenario presented to Golder.

Conclusions from metallurgical review

The metallurgical testwork that has been undertaken is minimal and does not include spatial orebody variability testing. It is unknown if the composites tested are in fact representative. While this is sometimes difficult, a demonstration of this should be attempted.

For a project of this scale there is a very strong case for pilot plant testing of both the beneficiation and the pelletising process. This would result in an improved design and reduced process risk. There is also likely to be a ramp-up to full production and a "learning curve" delay in achieving market quality pellets. The piloting would also result in a more accurately defined project and could result in CAPEX and OPEX savings.

The concentrate production using crushing, grinding and magnetic separation is relatively straight forward. The achievement of silica levels below 1.5% will be difficult. There are a number of stages of rejection of silica including a final reverse flotation process. The production of pellets with the desired characteristics and quality suitable for the end user will be technically challenging.

The scale of the project is large and so are the consequent risks. Major mining houses that have undertaken projects of this scale frequently have issues with cost over-runs and delays to the schedule. Such large projects are complex and difficult to project manage.

The energy cost will be a major driver for the project and unless gas prices are locked in this could pose a major risk. The possibility of beneficiation using sea water and then washing the concentrate with potable water would reduce the desalination demand. The pellet plant would need potable quality water.

Because of insufficient basic engineering, components of the capital cost estimate (CAPEX) are consistent with a Prefeasibility Study only. The approach taken to address this risk is to use fixed price tenders provided by nominated suppliers for all major aspects of the project engineering.

OTHER MODIFYING FACTORS

Golder has been advised that appropriate leases, agreements and environmental permits have been established, or have reasonable expectations of being established to enable the definition of Ore Reserves for the George Palmer Deposit.

The infrastructure required for the project is considerable, particularly for water and power. A 30-km service corridor will link the mine and plant site to a new port at Cape Preston. Product handling, ship-loading and shipping facilities will be installed to handle up to 140,000 DWT vessels with loading rates of up to 8,000 t/hr. A shipping channel will be dredged to a depth of 16.5 m.

Specialist technical people have not been appointed and the company does not have such people on staff at the moment. Successful development will require a large team of experienced technical engineers, scientists and project managers.

Golder has been provided with an economic analysis (King, 2005) prepared by Mineralogy, but has not examined this in detail. This analysis indicates that the project has a demonstrated economic viability, based on the sale of 12 Mtpa of product. A Discounted Cash Flow of the equity streams has been developed. The financial analysis is not conventional since capital costs have not been included in the DCF analysis. Nevertheless, NPV of the equity stream exceeds the direct estimated capital costs in 2005 dollars.

The economic analysis in King (2005) is based on the aggregation of a number of independent studies and the assumption that the provision of lump sum quotations by various service providers (e.g. for contract mining, construction of the Pellet Plant, and for various other facilities) is sufficient to constrain risk.

Golder notes that CITIC Pacific has not commissioned a feasibility study yet.

The economic analysis of King (2005) can not be used for a feasibility study, however Golder recognises that comprehensive studies have been carried out, and accepts that the studies in principle demonstrate the viability of the project. Golder has not carried out a detailed evaluation

of the economics of the project and cannot comment on the methodology, the parameters used or the assumptions made in the study by King (2005). Golder notes that this study is not necessarily a reflection of the eventual project to be developed, considering the depth of study of some aspects of the project. It is also noted that King (2005) does not represent CITIC Pacific's view or design for the project. CITIC Pacific will carry out its own study. CITIC Pacific intends to process the magnetite are to concentrate and pellets which would be sold at a suitable grade for the market either as blast furnace grade or as direct reduced iron grade. The detailed production policy shall be subject to a feasibility study and a business plan.

RISK SUMMARY

Project strengths

The project has many positive attributes:

- The Mineral Resource is very large
- The resource is relatively close to the coast
- Mining would be relatively simple
- The ore is magnetite which responds positively to magnetic separation
- The ore contains little phosphorous, alumina or other deleterious elements (except silica)
- Producing concentrates is not technologically difficult and high quality DR pellets can be produced
- Large quantities of natural gas are close by for power generation and pelletizing.

Project risks

There are some risks associated with the proposed project:

- The scale of the project is very large
- A fine grind of 28 microns is required for the concentrate which dictates a large power demand
- Achieving silica levels less than 1.5% will be challenging to consistently maintain product quality as there is a requirement for constant monitoring by technically competent personnel skilled at flotation
- Large amounts of power are required for which the price is not contractually established

- Large amounts of process water must be produced from sea water
- A very large desalination plant is required
- A large infrastructure needs to be installed

Given the large scale of the project a staged development, producing concentrate and then pellets would reduce the risks. Most operators who process magnetite ores produce pellets as a saleable product.

Although the design uses proven technology, a pellet plant represents an area of high risk, because:

- *If the pellet quality of products is poor and not acceptable even as blast furnace feed, then the product will not be saleable and the project will not be economically viable.*
- *Pellet quality must be acceptable to the market, however achieving this quality is not straightforward. It takes time and significant technical input to get satisfactory consistent product results. There is likely to be a ramp-up to full production and achieving the desired pellet specification consistently could take a number of years.*
- *It is a high temperature process so refractory life is a major consideration.*

Dr W J Shaw
Principal,
Ore Evaluation Services
Golder Associates Pty Ltd
1 Havelock Street
West Perth
Western Australia 6005

8 May 2006

REFERENCES

Baffinland Iron Corporation, 2005,
Iron Ore Industry Trends and Analysis – 30 September 2005, Online <www.baffinland.com/investors/pdf/050930-iron-ore-industry-review-update.pdf>, accessed on 7/4/2006.

Blair, A., 2002,
Mining Cost Benchmarking Study, RSG Global Pty Ltd, November 2002.

Burns, A., 2005,
ASX Announcement – Mauritania Iron Ore Prices for 2005, Sphere Investments Limited, 10 March 2005.

Golder, 2006,
Audit of the Cape Preston Magnetite Resource – George Palmer Deposit, Report by Golder Associates Pty Ltd dated 24 March 2006.

Hearne, J. and Blair, A., 2003,
International Minerals Iron Ore Project – Mine Design for the Fortescue Deposit Two Separate Pit Operations, RSG Global Pty Ltd, March 2003.

Hearne, J., Blair, A., Warries, H. and Cruickshanks, S., 2003,
International Minerals Iron Ore Project – Mine Design and Scheduling for the George Palmer Deposit South Pit, RSG Global Pty Ltd, April 2003.

Hellman & Schofield, 2006,
Geology and Resources of the George Palmer Deposit, GP06.ppt. Report by Hellman & Schofield, March.

JORC, 2004,
Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code). Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), effective 17 December 2004.

King, J. F., 2005,
Analysis of iron ore pellet and concentrates project in Western Australia. Report prepared for International Minerals Pty Ltd, May.

International Minerals, 2005,
The International Minerals Pilbara Project 1 (12 Mtpa), Volumes 1 to 11. Report dated 21 May, referred to as the "Red Book Study".

van der Heyden, A., 2002,
Resource Evaluation of the George Palmer Iron Ore Deposit, Pilbara, WA. Report by Hellman & Schofield.

van der Heyden, A., Warries, H., Povey, B.C. and King, J.F., 2003,
Mineral Resource and Ore Reserve Statement for International Minerals, Letter by Promet Engineers and Hellman and Schofield Pty Ltd to Professor Clive Palmer, International Minerals Pty., dated 17 September 2003.

van der Heyden, A., 2005,
Revised Resource Estimate and Potential Mineralisation for the George Palmer Iron Ore Deposit, Pilbara, WA. Report by Hellman & Schofield.

YRS Offshore Research Services, 2001,
Report on the Ore Reserves of the George Palmer Deposit Mining Leases M08/124 and M08/125, WA Austeel Pty Ltd.

Warries, H., 2002,
George Palmer Iron Ore Project – Mine Engineering Scoping Study, RSG Global Pty Ltd, November 2002.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which were required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules:

(i) Shares in the Company:

	Number of Shares				
Name of Director	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage of issued share capital (%)
Larry Yung Chi Kin		400,381,000			18.250
Henry Fan Hung Ling		1,728,000		44,600,000	2.112
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Vernon Francis Moore				3,200,000	0.146
Liu Jifu	40,000				0.002
Leslie Chang Li Hsien	30,000				0.001
Chau Chi Yin	236,000				0.011
Milton Law Ming To	3,000				0.0001
Wang Ande	50,000				0.002
Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
André Desmarais		105,230,000[2]	75,000		4.800
Peter Kruyt *(alternate director to Mr André Desmarais)*	34,100				0.002

Notes:

1. The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 Shares are held through a company in which the relevant Director and his family are interested.

2. Out of 105,230,000 Shares, 5,000,000 Shares are held by a corporation controlled by the relevant Director and 100,230,000 Shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.

(ii) *Share options in the Company*

Directors	Date of Grant	Number of Share options granted	Options lapsed/ cancelled/ exercised	Number of Share options Outstanding	Percentage of issued share capital %
Larry Yung Chi Kin	28 May 2002	2,000,000	Nil	104,000,000	4.741
	1 Nov 2004	2,000,000			
	5 Dec 2005	100,000,000 *(Note)*			
Peter Lee Chung Hing	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 Nov 2004	1,000,000			
Norman Yuen Kee Tong	28 May 2002	500,000	Nil	1,000,000	0.046
	1 Nov 2004	500,000			
Vernon Francis Moore	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 Nov 2004	1,000,000			
Li Shilin	28 May 2002	300,000	Nil	300,000	0.014
Carl Yung Ming Jie	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Liu Jifu	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Leslie Chang Li Hsien	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Chau Chi Yin	28 May 2002	300,000	Nil	800,000	0.036
	1 Nov 2004	500,000			
Milton Law Ming To	28 May 2002	300,000	50,000	750,000	0.034
	1 Nov 2004	500,000			
Wang Ande	1 Nov 2004	250,000	50,000	200,000	0.009

Note: These 100,000,000 Share options were granted by CITIC Hong Kong (Holdings) Limited ("CITIC HK"), a substantial shareholder of the Company (within the meaning of the Listing Rules).

(iii) Shares in the associated corporation:

Name of Director	Number of ordinary shares in Cathay Pacific Airways Limited Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage to the issued share capital (%)
Hansen Loh Chung Hon	450,000				0.013

(iv) Share options in an associated corporation, CITIC Capital Markets Holdings Limited:

Directors	Date of Grant	Number of share options granted	Options lapsed/ cancelled/ exercised	Number of share options outstanding	Percentage of issued share capital (%)
Peter Lee Chung Hing	2 March 2005	15,000	Nil	25,000	0.089
	4 April 2006	10,000			
Vernon Francis Moore	2 March 2005	15,000	Nil	25,000	0.089
	4 April 2006	10,000			
Leslie Chang Li Hsien	2 March 2005	15,000	Nil	25,000	0.089
	4 April 2006	10,000			

The above options were granted by CITIC Capital Markets Holdings Limited.

None of the Directors has had any direct or indirect interest in any assets which have since 31 December 2005 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Enlarged Group.

(b) Substantial shareholders of the Company

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) had any interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(i) Interest in the Shares

Name	Number of Shares of the Company	Percentage to the issued share capital *(%)*
CITIC Group	632,253,285	28.819
CITIC HK	632,253,285	28.819
Heedon Corporation	496,386,285	22.626
Honpville Corporation	310,988,221	14.175

CITIC HK is a substantial shareholder of the Company (within the meaning of the Listing Rules) indirectly through the following wholly owned subsidiary companies:

Name of subsidiary companies of CITIC HK	Number of Shares of the Company	Percentage to the issued share capital *(%)*
Affluence Limited	43,266,000	1.972
Winton Corp.	30,718,000	1.400
Westminster Investment Inc.	101,960,000	4.648
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.470
Honpville Corporation	310,988,221	14.175
Hainsworth Limited	82,601,000	3.765
Southpoint Enterprises Inc.	10,000,000	0.456

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the Shares beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company (within the meaning of the Listing Rules).

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

(ii) Short position in the Shares

Name	**Number of Shares of the Company**	**Percentage to the issued share capital** *(%)*
CITIC Group	100,000,000	4.56
CITIC HK	100,000,000	4.56

These are in respect of options granted by CITIC HK, a substantial shareholder of the Company (within the meaning of the Listing Rules), to Mr. Larry Yung Chi Kin.

As at the Latest Practicable Date, save as disclosed below, none of the Directors was a director or employee of a company which had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director & shareholder
	Bloomfield Enterprises Corp.	Director & shareholder
	Rockhampton Investments Limited	Director & shareholder
Henry Fan Hung Ling	CITIC HK	Director
Vernon Francis Moore	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
Li Shilin	CITIC Group	Director
Carl Yung Ming Jie	Earnplex Corporation	Director
Liu Jifu	CITIC HK	Director
Leslie Chang Li Hsien	Honpville Corporation	Director

(c) Substantial shareholding in other members of the Enlarged Group

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates or a member of the Enlarged Group) was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Enlarged Group:

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Adwood Company Limited	Silverstone Assets Limited	30%
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875%
Sims Trading (Macau) Company Limited	Mr. Ma Iao Hang	10%
	Mr. Ma Chi Seng	10%
	Mr. Ka Lon Ho	10%
Maxiwin Assets Holdings Ltd.	Koling Enterprises Corp.	18.18%
Modus Enterprises Holdings Inc.	Koling Enterprises Corp.	26.67%
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30%
Triangle – Isuzu Motors Limited	Isuzu Motors Limited	40%
DAS Nordisk Limited	Hydro Asia Pacific Pte. Ltd.	30%
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30%
Bright Billion Limited	Jungle Investment Limited	10%
Alixon Co. Ltd.	RFC Management Limited	10%
Prosperity Motors Limited	Xin Kang Heng Holdings Limited	40%
Fishman Technology Limited	Mr. Wu Xisang	15%
Firestone Technology Holdings Limited	Mr. Wu Xisang	15%
Easyband Broadband Holdings Limited	Mr. Wu Xisang	15%

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Dah Chong Hong Motor Service Centre (Macau) Limited	Xin Kang Heng Holdings Limited	40%
Dong Chong Motors (China) Limited	Tokyo Boeki Ltd.	32.25%
Hang Shun Fat Company, Limited	Honorway Investments Limited	11.8%
	Wideland Investors Limited	11.8%
	Mr. Leung Kau Kui, deceased	11.8%
Wah Luen Fung Company, Limited	Marvel Sweet Management Ltd.	15%
	Wideland Investors Limited	15%
Asia Pacific Internet Exchange Limited	HKIX Hong Kong Ltd.	25%
Ko Lok Investment Company, Limited	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
Dah Chong Hong (Macao) Engineering Limited	Mr. Ma Iao Hang	20%
	Mr. Liu Chak Wan	20%
Dah Chong Hong Macau Total Supply Chain Management Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
Dah Chong Hong Macau Food Supply Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
Dah Chong Hong Macau Logistics Warehouse Company Limited	CBA Investments Company Limited	35%
	Cheong Wah Hong Corporation – Enterprises and Investments Limited	10%
DCH Supply Chain Management Company Limited	Excel Epoch International Limited	20%
Mainstream Holdings Limited	IBP Caribbean Inc.	45%
Regal Heights Limited	Perdue Farms Incorporated	40%
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38%

Join Resources Limited	Swire Properties Limited	16.67%

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	**Name of shareholder**	**Percentage of registered capital**
Guangdong Jing Yun Distribution Co., Ltd.	Guangdong Huada Distribution Company	10%
無錫太湖景發展有限公司 (Wuxi Taihu Jing Development Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖苑置業有限公司 (Wuxi Taihu Yuan Property Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
無錫太湖美生態環保有限公司 (Wuxi Taihu Mei Environmental Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Jiangyin Steel Mill	10.6%
	Bright Trinity Enterprises Ltd.	11.62%
Jiangyin Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	Jiangyin Steel Mill	11.7%
Wuxi Xingcheng Steel Products Co., Ltd.	Jiangyin Steel Mill	11.7%
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠(Yunnan Coach Factory)	30%
Guangdong Dah Chong Foodstuffs Co., Ltd.	Guangdong International Trade Travel Service Ltd.	30%
Qingdao Adachi Paints and Chemical Materials Co., Ltd.	New Asia Pacific Group Co. Ltd.	25%
Shanghai DCH Jiangnanfeng Co., Ltd.	Shanghai Agriculture Investment Holding Co., Ltd.	12.67%
	Shanghai Pudong Huilun Enterprise Holding Co., Ltd.	10.56%

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings (#)	Name of shareholder	Percentage of registered capital
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	COFCO (Shenzhen) Co., Ltd.	30%
Dalian CP Digital Technology Co., Ltd.	大連儀表集團有限公司 (Dalian Instrument Group Co., Ltd.)	19.5%
上海中信泰富廣場有限公司 (Shanghai CITIC Square Co., Ltd.)	Shanghai Jingan City Trading Group Company	10%
中信泰富萬寧(聯合)開發有限公司 (CITIC Pacific Wanning United Development Company Limited)	萬寧市土地開發整理儲備中心 (Wanning Municipality Land Reserve Bureau)	20%

Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders general meetings as, subsidiaries of the Company established in other jurisdictions.

3. MATERIAL ADVERSE CHANGE

Save as disclosed in this circular, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, the date to which the latest published audited accounts of the Company were made up.

4. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Enlarged Group within two years immediately preceding the Latest Practicable Date which are or may be material:

(a) the Sino-Iron Acquisition Agreement (with the following agreements annexed: the State Agreement dated 5 December 2001, the Facilities Deed dated 26 October 2001 as varied, the Sub-Lease dated 25 October 2001 as varied and as amended and restated by the Mining Right and Lease Agreement dated 21 March 2006, the Fortescue Project Consolidation Agreement dated 26 October 2001 (as varied), the Joint Development Agreement dated 12 March 2005 and the Tax Sharing Agreement dated 21 March 2006);

(b) the Balmoral Acquisition Agreement (with the following agreements annexed: the State Agreement dated 5 December 2001, the Facilities Deed dated 26 October 2001 as varied, the Sub-Lease dated 25 October 2001 as varied and as amended and restated by the Mining Right and Lease Agreement dated 21 March 2006, the Fortescue Project Consolidation Agreement dated 26 October 2001 as varied and the Tax Sharing Agreement dated 21 March 2006);

(c) the acquisition and capital injection agreement dated 11 November 2005 entered into between CITIC Pacific, State-owned Assets Supervision and Administration Commission of the Government of Hebei Province and Hebei Zhongfu Investment Limited in respect of acquisition of 65% interest in Shijiazhuang Iron & Steel Co., Ltd. for a consideration of RMB1,478,293,192.41;

(d) the joint venture contract, the articles of association and the capital injection agreement all dated 16 August 2005 entered into between CITIC Pacific and China State Shipbuilding Corporation ("CSSC") and its group companies ("CSSC Group") in respect of the investment for a 49% interest in the Phase 1 of the Shanghai Shipyard Land Development Project ("the Shipyard Project"). The total investment amount of Phase 1 will be approximately US$481,429,500; the joint venture contract, the articles of association and the capital injection agreement all dated 20 January 2006 entered into between CITIC Pacific and CSSC Group in respect of the investment for a 49% interest in the Phase 2 of the Shipyard Project. The total investment amount of Phase 2 will be approximately US$1,306,110,000; a framework agreement dated 20 January 2006 entered into between CITIC Pacific and CSSC in respect of the investment for a 49% interest in the Phase 3 of the Shipyard Project. The total investment amount of Phase 3 will be approximately US$923,000,000; and

(e) the sale and purchase agreement dated 20 January 2006 entered into between Newmarket Holdings Limited (a wholly owned subsidiary of CITIC Pacific), Swire Properties Limited, CITIC Pacific and Swire Pacific Limited in respect of the disposal of Group's entire 50% interest in Festival Walk for a consideration of HK$6,180 million (subject to adjustment based on the completion accounts).

5. EXPERTS

(a) The qualifications of the experts who have given advice contained in this circular are set out as follows:

Name	Qualification
Golder Associates	mining geologist
KPMG	Certified Public Accountants
PricewaterhouseCoopers	Certified Public Accountants

(b) Each of Golder Associates, KPMG and PricewaterhouseCoopers has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) Each of Golder Associates, KPMG and PricewaterhouseCoopers has confirmed that it does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Enlarged Group, or which are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group since 31 December 2005, being the date to which the latest published audited consolidated financial statements of the Company were made up.

(d) Each of Golder Associates, KPMG and PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or report (as the case may be) and references to its name in the form and context in which it appears.

(e) The letter from Golder Associates in relation to Mining Area is given as of 8 May 2006 for incorporation herein.

6. LITIGATION

As at the Latest Practicable Date, none of the members of the Enlarged Group was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against any member of the Enlarged Group.

There are no claims in relation to exploration rights or mining rights made or notified either by third parties against any member of the Enlarged Group or vice versa.

7. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and any member of the Enlarged Group, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

8. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors nor Golder Associates has any interest, direct or indirect, in the promotion of, or in any assets which have been, within the two years immediately preceding the date of this circular, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

9. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates has any interest in a business which competes or is likely to compete with the business of the Group.

10. GENERAL

(a) The secretary of the Company is Ms. Alice Tso Mun Wai, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection on any weekday (Saturdays and Sundays excepted) during business hours at the registered office of the Company at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong from the date of this circular up to and including 25 May 2006:

(a) the memorandum and articles of association of the Company;

(b) the audited accounts of the Company for each of the two years ended 31 December 2005;

(c) the accountants' report of Sino-Iron and Balmoral set out in Appendix IV to this circular;

(d) the letter from PricewaterhouseCoopers on the unaudited pro forma financial information on the Enlarged Group set out in Appendix V to this circular;

(e) the technical report of Golder Associates set out in Appendix VI to this circular;

(f) each of the material contracts as referred to in the paragraph headed "Material Contracts" in this appendix;

(g) the written consents from KPMG and PricewaterhouseCoopers as referred to in the paragraph headed "Experts" in this appendix;

(h) the written consent from Golder Associates as referred to in the paragraph headed "Experts" in this appendix;

(i) the circular of the Company dated 10 February 2006; and

(j) this circular.

此乃重要通函 請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢 閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

主要交易

收購西澳洲磁鐵礦開採權

董事會函件載於本通函第9頁至第24頁。

二零零六年五月八日

目 錄

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購開採權」	指	Sino-Iron收購事項、Balmoral收購事項、根據認購權協議授出認購權，以及本公司或經擴大集團就該項目承擔資本開支
「澳元」	指	澳洲聯邦的法定貨幣
「聯繫人士」或「關連人士」	指	具上市規則分別所賦予該詞的涵義
「Balmoral」	指	Balmoral Iron Pty Ltd.，於澳洲註冊成立的公司
「Balmoral收購事項」	指	Balmoral買方根據Balmoral收購協議將購入Balmoral股份
「Balmoral收購協議」	指	由Mineralogy、Balmoral買方、本公司、Clive Frederick Palmer先生與Balmoral於二零零六年三月三十一日就Balmoral收購事項訂立的收購協議
「Balmoral買方」	指	ACN 118 927 914 Pty Limited，於澳洲註冊成立及由本公司全資擁有的公司
「Balmoral股份」	指	Balmoral買方根據Balmoral收購協議將購入的Balmoral股份
「董事會」	指	本公司的董事會
「認購權協議」	指	於Balmoral收購事項完成後將由本公司、Clive Frederick Palmer先生與Mineralogy訂立有關認購權的協議
「中信泰富」或「本公司」	指	中信泰富有限公司，於香港註冊成立的公司，其股份在聯交所主板上市
「董事」	指	本公司的董事
「經擴大集團」	指	本集團經收購開採權購入公司後所擴大而成的集團

「離岸」	指	船上交貨，即於貨物在指定裝貨港裝運上船時賣方交貨
「Golder Associates」	指	Golder Associates Pty Ltd，具備評估採探業專業資格及有關經驗的獨立技術顧問
「本集團」	指	本公司及其附屬公司
「通脹」	指	澳洲消費物價指數的變動（以百分比表示）
「最後實際可行日期」	指	二零零六年五月二日，即本通函付印前就確定當中所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「採礦區」	指	Sino-Iron收購協議及Balmoral收購協議所附地圖以紅色標示及根據西澳洲開採法批出的開採租約08/123、08/124及08/125訂明的特定區域範圍
「Mineralogy」或「賣方」	指	Mineralogy Pty Ltd.，於澳洲註冊成立的公司，為Sino-Iron及Balmoral的已發行股份的登記持有人及實益擁有人
「認購權」	指	Mineralogy根據認購權協議將授予本公司可購入最多額外40億噸磁鐵礦石的認購權
「中國」	指	中華人民共和國，不包括澳門、台灣及香港
「該項目」	指	透過將由Sino-Iron、Balmoral及本公司將於行使認購權後收購以繼續進行該項目的其他公司建設或裝置的開採及加工設施或基建設施，從採礦區開採及採探磁鐵礦石，並將該等磁鐵礦石加工成產品

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.40元的股份
「股東」	指	中信泰富股份持有人
「Sino-Iron」	指	Sino Iron Pty Ltd.，於澳洲註冊成立的公司
「Sino-Iron收購事項」	指	根據Sino-Iron收購協議將購入Sino-Iron股份
「Sino-Iron收購協議」	指	由Sino-Iron買方、Mineralogy、本公司與Sino-Iron於二零零六年三月三十一日就Sino-Iron收購事項訂立的收購協議
「Sino-Iron買方」	指	ACN 118 791 772 Pty Limited，於澳洲註冊成立及由本公司全資擁有的公司
「Sino-Iron股份」	指	Sino-Iron買方根據Sino-Iron收購協議將購入的Sino-Iron股份
「聯交所」	指	香港聯合交易所有限公司
「澳洲財政部長」	指	澳洲聯邦的財政部長
「美元」	指	美國的法定貨幣
「%」	指	百分比

(本通函所採用1澳元兑港幣5.6元及1美元兑港幣7.8元的匯率，僅作說明用途。)

本術語表內容為對此報告中所使用的、與本公司及其業務相關的特定用語的釋義。其中數個可能與標準工業定義不相吻合。

「Brockman含鐵層」	在西澳洲Pilbara地區的含鐵地層單元。下部由Dales Gorge地層組成，Whaleback葉岩地層覆蓋於上，然後Joffre和Yandicoogina葉岩地層位於頂部
「Cape Preston資源」	西澳Pilbara地區鐵礦資源的潛在區域，其中包括喬治•帕默礦床
「精礦粉」	礦石處理廠的產品，含較高精度的礦物
「csv形式」	逗號分割值的（文件）格式
「邊界品位」	特定礦床內經濟上值得開採的、可利用的最低品位的礦物
「Datamine形式」	適用於Datamine礦業軟體的文件格式
「戴維斯試管測試」	一種測試樣品中含磁性比率值的方法
「直接還原鐵」	在小型磨碎機中噴入電弧爐中製成鋼材
「鑽探」	為了得到一份地下岩石或土壤的樣本，運用鑽探機械在地上打出圓形孔的技術或過程
「勘探」	證實礦體位置、體積及質量的活動
「喬治•帕默礦床」	在西澳Pilbara地區的磁鐵礦床
「熱壓鐵」	細粒鐵丸壓成的鐵球

「控制資源」

根據澳洲聯合礦產儲量委員會規範(2004)，控制的礦產資源是指礦產資源中噸位、密度、形態、物理特性、品位及礦物組成基本能被準確估量的部分。它是建立在通過適當的技術從特定位置如露頭、槽探、礦坑、礦內巷道和鑽孔中獲得的勘探、取樣及測試資訊基礎上的。這些位置太廣闊或間隔不適當，以至於不能確定地質和／或品位連續性，但是間隔距離足夠近以估計此連續性

「推斷資源」

根據澳洲聯合礦產儲量委員會規範(2004)，推斷的礦產資源是指礦產資源中噸位、品位及礦物組成不能被準確估量的部分。它是由地質學證據推斷出來的，假定但未驗證地質和／或品位連續性。它是建立在通過適當的技術從特定區域如露頭、槽探、礦坑、礦內巷道和鑽孔中獲得的資訊的基礎上的，這種資訊可能是有限的，或質量和可信度較低

「Joffre地層」

含富鐵地層單元。賦存於Brockman含鐵層中

「JORC」

聯合礦產儲量委員會，由澳洲採礦工業及其專業組織聯合支援

「JORC Code (2004)」／澳洲聯合礦產儲量委員會規範 (2004)

JORC規範是澳洲聯合礦產儲量委員會，澳洲地球科學協會和澳洲礦物委員會於1999年9月制定的規範，2004年12月又進行了修訂，用於公開報告地質勘探成果、礦產資源與礦石儲量的澳洲及南太平洋地區規範。它也是被廣泛應用的、國際承認的規範。本規範規定了公開報告勘探成果、礦產資源及礦石儲量的最低標準、建議與指導

「磁性鐵」

磁性鐵，以百分比表示

「探明資源」	根據澳洲聯合礦產儲量委員會規範(2004)，探明的礦產資源是指礦產資源中噸位、密度、形態、物理特性、品位及礦物組成能被準確估量的部分。它是建立在通過適當的技術從特定位置如露頭、槽探、礦坑、礦內巷道和鑽孔中獲得的詳細的、可信的勘探、取樣及測試資訊基礎上的。這些位置足夠近以確認地質及品位連續性
「冶金」	通過機械和化學加工將金屬和金屬礦物從它們的礦石中分離出來的科技
「礦產資源」或「資源」	根據澳洲聯合礦產儲量委員會規範(2004)，礦產資源或資源是指具有內在經濟利益的物質的集合體。這種物質在地殼上或地殼內以一定形式、質量和數量存在，並擁有可觀的最終經濟利益前景。它的位置、數量、品位、地質特徵與礦產資源連續性已知，或可根據一定地質證據和知識估計出來或解譯出來。為了增強精確度，礦產資源又被分為推斷的、控制的與探明的三類
「開採權」	在採礦活動合法的區域內開採礦產資源，取得礦產品的被許可的權利
「露天礦」或「露天開採」	對一個礦床從地表開始挖掘，通常是通過剝離多餘物質進行的
「礦石」	可以運用現有的提取技術在現有的經濟狀況下加以萃取並使用的天然礦物集合體

「礦石品位」	一定礦石中有價值的元素或礦物的平均含量，以% or g/t表示
「礦石儲量」或「儲量」	根據澳洲聯合礦產儲量委員會規範(2004)中的定義，礦石儲量或儲量是指探明的和／或控制的礦產資源中經濟上可采的部分，包括開採中可能發生的物質稀釋與允許的損失。適當的評估與研究已經展開，已考慮，並受實際採取的採礦、冶金、經濟、市場、法律、環境、社會及政府因素的限制。這些評估在報告同時表明能夠合理地論證提煉結果。為了增強精確度，礦石儲量又分為預可採礦石儲量與可採礦石儲量
「球團」	燒結過的氧化鐵細粒丸，適於填入噴丸爐或直接用於還原作用
「預可行性研究」	結合資源、地質、採礦、處理及其它成本估算所需專案的全面研究，準確度為±25%
「首選磁性鐵」	用於評估的磁性鐵值，以所應用的計算磁性鐵方法的可靠性為基礎
「預可採礦石儲量」	根據澳洲聯合礦產儲量委員會規範(2004)，預可採礦石儲量是控制的資源中經濟上可采的部分，在一些情況下，也適用於探明的資源，包括開採中可能發生的貧化與允許的損失。適當的評估與研究已經展開，已考慮，並受實際採取的採礦、冶金、經濟、市場、法律、環境、社會及政府因素的限制。這些評估在報告同時表明能夠合理地論證提煉結果

「可採礦石儲量」　根據澳洲聯合礦產儲量委員會規範(2004)，可採礦石儲量是探明的資源中經濟上可采的部分，包括開採中可能發生的貧化與允許的損失。適當的評估與研究已經展開，已考慮，並受實際採取的採礦、冶金、經濟、市場、法律、環境、社會及政府因素的限制。這些評估在報告同時表明能夠合理地論證提煉結果

「QAQC數據」　質量保證和質量控制數據，用於檢查鑽孔分析數據的準確性和精確性

「噸」　公噸

「Vulcan」　礦業軟體

「水孔域」　地下水庫

「XRF分析」　用X射線熒光分析方法測試


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

董事:
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
阮紀堂*(副董事總經理)*
莫偉龍*(執行董事)*
李士林*(執行董事)*
榮明杰*(執行董事)*
劉基輔*(執行董事)*
張立憲*(執行董事)*
周志賢*(執行董事)*
羅銘韜*(執行董事)*
王安德*(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
彼得•克萊特#

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者:

主要交易

收購西澳洲磁鐵礦開採權

引言

董事會於二零零六年三月三十一日宣佈本公司同意根據協定交易,本公司將可擁有位處西澳洲西皮爾巴拉(Pilbara)區鄰近Fortescue河河口的採礦區逾60億噸磁鐵礦石

的開採權。有關開採權將透過可能由本公司購入的多間公司持有，該等公司從賣方持有分包租約（即分包開採權），而賣方（獨立第三者）則直接從西澳洲政府持有開採權。

磁鐵礦石為磁鐵礦物形態的鐵礦石，可加工成精礦粉、球團或熱壓鐵。此等為製鋼（包括特鋼）工序中初段製鐵必需的原材料。預計該項目中磁鐵礦石加工成精礦粉／球團的轉化率為 3.4對1。磁鐵礦石並無一個成熟公開市場的市值。

本公司可購入的開採權將透過向賣方收購多間公司而購入，該等公司從賣方持有分包租約（即分包開採權），而賣方（獨立第三者）則直接從西澳洲政府持有開採權。

該等分包租約將繼續生效，直至就本集團向賣方購入的每間公司而言，其從採礦區採得的10億噸磁鐵礦石已完成為止。於每項分包租約屆滿後，本公司購入的有關公司將不再擁有採礦區的開採權。

該等磁鐵礦石將加工成精礦粉及球團、熱壓鐵或／及任何以鐵礦石或磁鐵礦石製成的其他產品。應付予賣方的專利費按開採所得的磁鐵礦石量及生產所得的產量計算。

此外，Sino-Iron和Balmoral將就部份基礎建設項目安排融資。Sino-Iron（即首批10億噸磁鐵礦石）應付的資本開支估計為1,370,000,000美元（約港幣10,686,000,000元），而Balmoral（即第二批10億噸磁鐵礦石）應付的資本開支估計為1,100,000,000美元（約港幣8,580,000,000元）。

為讓Sino-Iron、Balmoral或本集團向賣方購入的任何其他公司可輸出根據現有分包租約條款生產的精礦粉，將須取得西澳洲政府批准修訂由賣方、西澳洲政府與其他有關各方訂立的協議。經就此事項向有關機構（包括西澳洲政府屬下的有關機構）作出查詢後，董事會有信心取得此項批准。

下表概列該項目的主要詳情：

將購入的資產	協議	代價	收購事項的條件	其他條款
透過收購Sino-Iron獲得採礦區開採10億噸磁鐵礦石的權利	Sino-Iron收購協議	215,000,000美元	• 取得澳洲財政部長同意	• 估計資本開支1,370,000,000美元 • 專利費
透過收購Balmoral獲得採礦區開採10億噸磁鐵礦石的權利	Balmoral收購協議	200,000,000美元（另加Balmoral收購協議日期至Balmoral收購事項完成日期止期間的通脹）	• 取得澳洲財政部長同意 • Sino-Iron收購事項完成 • 證實採礦區蘊藏另外10億噸磁鐵礦石（在可供Sino-Iron開採的10億噸礦石以外）	• 第一次鑽探計劃的估計費用5,000,000澳元 • 估計資本開支1,100,000,000美元 • 專利費
透過行使認購權收購最多另外四間公司（各公司分別有權在採礦區內開採10億噸磁鐵礦石），藉此獲得在採礦區內開採最多額外40億噸磁鐵礦石的權利（視乎本公司在第二次鑽探計劃中證實的蘊藏量而定）	認購權協議	100美元，作為獲授所有認購權的代價 每份認購權200,000,000美元（另加二零零六年三月一日至行使各項認購權的日期止期間的通脹）	• 取得澳洲財政部長同意 • 證實採礦區蘊藏另外40億噸（或低於此數量的）磁鐵礦石（在可供Sino-Iron及Balmoral開採的20億噸礦石以外）	• 第二次鑽探計劃的估計費用為15,000,000澳元 • 專利費

本通函的目的，是為向　閣下提供有關收購採礦權的詳情。

1. SINO-IRON收購協議

日期

二零零六年三月三十一日

協議各方

(1) Mineralogy，作為賣方

(2) Sino-Iron買方，作為買方

(3) 本公司，作為擔保人，擔保Sino-Iron買方履行其在Sino-Iron收購協議下的責任

(4) Sino-Iron

因本公司與Sino-Iron買方訂立Sino-Iron收購協議，Clive Frederick Palmer先生另行訂立擔保契約，擔保Mineralogy就其在Sino-Iron收購協議下應承擔若干稅務索償而履行付款責任或Mineralogy保證Sino-Iron無負債的承諾。

據董事於作出一切合理查詢後所知、所悉及所信，賣方及其最終實益擁有人及Clive Frederick Palmer先生均為獨立第三者，與本公司及其關連人士概無任何關係。

所涉及資產

- *出售股份*－賣方所持有Sino-Iron的10,000股已發行股份，相當於Sino-Iron的全部現有已發行股份。

- *認購股份*－Sino-Iron買方於協議完成時將認購Sino-Iron的若干股份（即股款足可供Sino-Iron於協議完成後償還一切負債的該數目股份）。

Sino-Iron股份的代價

Sino-Iron買方同意向賣方及Sino-Iron支付已定金額合共215,000,000美元(約港幣1,677,000,000元),以購入出售股份及認購有關認購股份,惟Sino-Iron於協議完成時必須無負債。

Sino-Iron買方已於Sino-Iron收購協議簽署後五個辦公日內向託管代理人支付按金20,000,000美元(約港幣156,000,000元),並於協議完成時將向賣方及Sino-Iron支付餘額195,000,000美元(約港幣1,521,000,000元)。若Sino-Iron收購協議得以完成,按金所產生的任何利息將支付予賣方作為額外的收購代價。若Sino-Iron收購事項未能完成,且Sino-Iron收購協議被終止,則除非因Sino-Iron買方違反有關協議條款以致未能完成Sino-Iron收購事項,按金20,000,000美元(連同應計利息)將於協議終止後退還Sino-Iron買方。

條件及協議完成

Sino-Iron收購協議須待澳洲財政部長根據一九七五年外國收購及併購法(Foreign Acquisitions and Takeovers Act 1975)同意Sino-Iron買方收購Sino-Iron股份後方可完成。

Sino-Iron收購事項將於上述條件達成後五個辦公日或賣方與Sino-Iron買方同意的其他日期完成,惟在任何情況下不遲於二零零六年六月三十日完成。

專利費

Sino-Iron同意就Sino-Iron及其他各方獲授在採礦區內行使開採權的年期內Sino-Iron開採所得的磁鐵礦石每季向Mineralogy支付專利費。

該項專利費包括兩個部份:

第一部份(按開採所得的磁鐵礦石量計算)-Sino-Iron開採所得每噸磁鐵礦石0.30澳元(約港幣1.68元)(按上季通脹作出調整)。

第二部份(按生產所得的產量計算)—Sino-Iron每季須向賣方支付額外的專利費,其參考球團及紐曼山粉礦的市價(作為精礦粉價格的參考)計算如下:

(i) 生產量乘以50%及乘以巴西最大出口球團供應商或銷售商所訂當時已公佈的年度球團離岸價格(以每美元乾公噸度),再乘以68.1及乘以適用的收費率6%至10%(視乎球團當時的市價而定);加

(ii) 生產量乘以50%及乘以出口紐曼山粉礦當時已公佈的年度離岸價格(以每美元乾公噸度),再乘以68.1及1.05及乘以適用的收費率6%至10%(視乎精礦粉當時的市價而定)。

附註:

(1) 適用的球團及精礦粉收費率為6%至10%,視乎當時該等類別產品各自的市價而定。

(2) 若有適用於巴西球團或紐曼山粉礦的不同目的地離岸價格,則上述公式適用的價格將為輸往中國(如有)或亞洲的已公佈付運價格。

除非因Sino-Iron控制範圍以外的行為、事情或事物所阻礙,或因Mineralogy未作出或未能作出與Sino-Iron訂立的開採權/租賃協議內的事項,或未能為此取得必需的所有政府批文(假設已為及時取得該等批文盡了最大努力),否則,Sino-Iron須於二零零六年三月二十一日後七年內生產不少於6,000,000噸產品。倘若Sino-Iron未能達到該產量,則須於二零零六年三月二十一日起計第七年結束後一個月內向Mineralogy支付按6,000,000噸產品計算的專利費。若按二零零五年市價計算,有關金額估計約為42,000,000美元(約港幣327,600,000元),乃在Sino-Iron按同年實際產量支付予Mineralogy的專利費以外其須另外支付的金額。專利費於第七年後將須繼續支付,金額仍視乎採得的磁鐵礦石量及生產量而定。此項專利費將不設上限。

Sino-Iron已授與Mineralogy一項認購權，倘Sino-Iron於生產500,000噸產品前完成其股份上市而於任何交易所掛牌買賣，則Mineralogy有權獲授相等於Sino-Iron股份總數之19.9999%之發行股份，而該認購權可由Mineralogy全權決定行使，以解除Sino-Iron須按其所生產之產品向Mineralogy支付上述第二部分專利費之責任。

除支付予Mineralogy的專利費外，Sino-Iron必須就Sino-Iron所得的磁鐵礦石向西澳洲洲政府支付其應付的專利費（請參閱附錄一「Mineralogy持有其開採權的條款概要」）。

資本開支

Sino-Iron將負責該項目的啟動及基建工程。Sino-Iron將安排融資，以支付其進行該項目的啟動及基建工程（包括但不限於開採設施、設備、生產廠房、港口、發電站、海水化淡廠、公路、運輸管道及一切必要的配套基建設施）。

Sino-Iron應付的資本開支估計為1,370,000,000美元（不包括下述第一次鑽探計劃的費用）。

有關Sino-Iron的資料

根據Mineralogy授出的礦區租約及開採權，Sino-Iron有權從採礦區開採10億噸磁鐵礦石。

Sino-Iron有權由二零零六年三月二十一日起的24個月期間內獨家使用和佔用採礦範圍，其後，Mineralogy可將開採權授與其他人士。倘於二零零六年三月二十一日後的五年內，Sino-Iron未能就建議進行的採礦工作製備開發計劃及將開發計劃提交Mineralogy及有關政府機關批核（如需要），Mineralogy可向Sino-Iron發出通知終止該地點租約及開採權。倘發出通知後三個月內（或Mineralogy同意的其他期間），Sino-Iron仍未能將開發計劃提交Mineralogy及有關政府機關批核，則Mineralogy可發出通知終止地點租約及開採權。再者，倘於二零零六年三月二十一日後的七年內，Sino-Iron並未展開開發運作，則Mineralogy可向Sino-Iron發出通知終止該地點租約及開採權。倘在發出上述通知後三個月內（或Mineralogy同意的其他期間內），Sino-Iron並未展開上述開發運作，則Mineralogy可發出通知終止地點租約及開採權。有關Mineralogy授與Sino-Iron的礦區租約及開採權條款詳情載於附錄一。

有關Sino-Iron截至二零零五年六月三十日止三個年度各年及截至二零零五年十二月三十一日止六個月的財務資料載於本通函附錄四。

2. BALMORAL收購協議

日期

二零零六年三月三十一日

協議各方

(1) Mineralogy，作為賣方

(2) Balmoral買方，作為買方

(3) 本公司，作為擔保人，擔保Balmoral買方履行其在Balmoral收購協議下的責任

(4) Clive Frederick Palmer先生，作為擔保人，擔保Mineralogy履行其在Balmoral收購協議下的若干責任

(5) Balmoral

所涉及資產

- *出售股份*－賣方所持有Balmoral的50,000,000股已發行股份，相當於Balmoral的全部現有已發行股份。

- *認購股份*－Balmoral買方於協議完成後將認購Balmoral的若干股份（即股款足可供Balmoral於協議完成後償還一切負債的該數目股份）。

於Balmoral收購協議日期後十五個月內，Clive Frederick Palmer先生可提名另一公司（就任何情況而言，須本公司滿意）以取代Balmoral作為根據Balmoral收購協議將予出售的公司。本公司及Balmoral買方將毋須就上述取代事項支付額外的代價。該用以取代的公司將擁有相同於Balmoral根據Balmoral收購協議享有或將享有的權利，包括但不限於從採礦區開採10億噸磁鐵礦石的權利。

Balmoral股份的代價

本公司同意Balmoral買方向賣方及Balmoral支付合共200,000,000美元(約港幣1,560,000,000元)(另加Balmoral收購協議日期至Balmoral收購事項完成日期止期間的通脹),以購入出售股份及認購有關認購股份,惟Balmoral於協議完成時必須無負債。

Balmoral買方將於下述第一次鑽探計劃證實採礦區蘊藏另外10億噸磁鐵礦石(在可供Sino-Iron開採的10億噸礦石以外)後五個辦公日內向託管代理人支付按金20,000,000美元(約港幣156,000,000元)。餘額將於協議完成時支付予賣方及Balmoral。若Balmoral收購協議得以完成,按金所產生的任何利息將支付予賣方作為額外的收購代價。若Balmoral收購事項未能完成,且Balmoral收購協議被終止,則除非因Balmoral買方違反有關協議條款以致未能完成Balmoral收購事項,按金20,000,000美元(連同應計利息)將於協議終止後退還Balmoral買方。

第一次鑽探計劃

於Balmoral收購協議日期後十八個月期間,本公司在採礦區進行一次鑽探計劃,以鑽探至少100個鑽孔。於鑽探計劃開展後若識別出另外10億噸磁鐵礦石(在可供Sino-Iron開採的10億噸礦石以外),本公司將有責任根據下述Balmoral收購協議購入Balmoral,惟須待取得澳洲財政部長同意方可作實。第一次鑽探計劃的估計費用約為5,000,000澳元(約港幣28,000,000元)。

條件及協議完成

Balmoral收購協議須待(i)澳洲財政部長根據一九七五年外國收購及併購法(Foreign Acquisitions and Takeovers Act 1975)同意Balmoral買方收購Balmoral股份;(ii) Sino-Iron收購事項完成;及(iii) 經下述鑽探計劃證實另有10億噸磁鐵礦石(在可供Sino-Iron的10億噸礦石以外)後方可完成。因此,Balmoral收購事項須取決於Sino-Iron收購事項的完成,反的卻不然。

Balmoral收購事項將於上述最後一項條件達成後五個辦公日或賣方與Balmoral買方同意的任何其他日期完成,惟在任何情況下不遲於二零零八年七月三十一日完成。

專利費

Balmoral將須向賣方支付按Sino-Iron收購協議下所述相同公式計算的專利費。

同樣，除非因Balmoral控制範圍以外的行為、事情或事物所阻礙，或因Mineralogy未作出或未能作出與Balmoral訂立的開採權／租賃協議內的事項，或未能為此取得必需的所有政府批文（假設已為及時取得該等批文盡了最大努力），否則，Balmoral須於二零零六年三月二十一日後九年內生產不少於6,000,000噸產品。倘若Balmoral未能達到該產量，則須於二零零六年三月二十一日起計第九年結束後一個月內向Mineralogy支付按6,000,000噸產品計算的專利費。若按二零零五年市價計算，有關金額估計約為42,000,000美元（約港幣327,600,000元），乃在Balmoral按同年實際產量支付予Mineralogy的專利費以外其須另外支付的金額。專利費於第九年後將須繼續支付，金額仍視乎採得的磁鐵礦石及生產量而定。此項專利費將不設上限。

如Sino-Iron情況相若，Balmoral已授與Mineralogy一項認購權，倘Balmoral於生產500,000噸產品前完成其股份上市而於任何交易所掛牌買賣，則Mineralogy有權獲授相等於Balmoral股份總數之19.9999%之發行股份，而該認購權可由Mineralogy全權決定行使，以解除Balmoral須按其所生產之產品向Mineralogy支付上述第二部分專利費之責任。

除支付予Mineralogy的專利費外，Balmoral必須就Balmoral所得的磁鐵礦石向西澳洲州政府支付其應付的專利費（請參閱附錄一「Mineralogy持有其開採權的條款概要」）。

資本開支

Balmoral將負責該項目的啟動及基建工程。Balmoral將安排融資，以支付其進行該項目的啟動及基建工程（包括但不限於開採設施、設備、生產廠房、港口、發電站、海水化淡廠、公路、運輸管道及一切必要的配套基建設施）。

估計就Balmoral應付的資本開支為1,100,000,000美元(不包括下述第二次鑽探計劃的費用)。

Sino-Iron及Balmoral須安排建設融資的部份基建設施乃Sino-Iron及Balmoral的開採礦區範圍以外。根據初步計劃(尚待進行最後可行性研究),超逾Sino-Iron及Balmoral開採礦區範圍以外的基建設施可能包括連往港口的運輸帶、港口設施(包括碼頭、裝卸設施及配套基建設施)、用水及電纜及海水化淡廠等(估計成本開支約為735,000,000美元(約港幣5,733,000,000元),即Sino-Iron及Balmoral應付估計資本開支2,470,000,000美元的一部份,1,370,000,000美元屬Sino-Iron, 而1,100,000,000美元屬Balmoral)。該等設施的所有權將屬Mineralogy所有,因其為該土地的業主。然而,於該項目年期內,Sino-Iron及Balmoral在支付營運及維修保養開支後將有權按相比該等設施的其他使用者屬公平及平等的條款使用該等設施。若有其他項目在採礦區內開展,而其參與者尋求使用有關港口或其他設施,彼等將須向Sino-Iron及Balmoral支付款項,以實際分擔建設該等設施所耗的資本成本。Sino-Iron將建設的港口的擬定裝卸量足可應付Balmoral及Sino-Iron輸出產品的需要。

有關Balmoral的資料

Mineralogy已保證,於Balmoral收購協議完成時,Balmoral將無負債,而只有一項主要資產,即從採礦區開採10億噸磁鐵礦石的權利。

Balmoral有權由二零零八年三月二十一日起的24個月期間內獨家使用和佔用採礦範圍,其後,Mineralogy可將開採權授與其他人士。倘於二零零六年三月二十一日後的五年內,Balmoral未能就建議進行的採礦工作製備開發計劃及將開發計劃提交Mineralogy及有關政府機關批核(如需要),Mineralogy可向Balmoral發出通知終止該地點租約及開採權。倘發出通知後三個月內(或Mineralogy可能同意的其他期間),Balmoral仍未能將開發計劃提交Mineralogy及有關政府機關批核,則Mineralogy可發出通知終止地點租約及開採權。再者,倘於二零零六年三月二十一日後的七年內,Balmoral並未展開開發運作,則Mineralogy可向Balmoral發出通知終止該地點租約及開採權。倘在發出上述通知後三個月內(或Mineralogy同意的其他期間),Balmoral並未展開上述開發運作,則Mineralogy可發出通知終止地點租約及開採權。有關Mineralogy授與Balmoral的礦區租約及開採權條款詳情載於附錄一。

有關Balmoral截至二零零五年六月三十日止三個年度各年及截至二零零五年十二月三十一日止六個月的財務資料詳情載於本通函附錄四的會計師報告內。

3. 認購權

於Balmoral收購事項完成後，本公司將訂立認購權協議，據此本公司將於向Mineralogy支付100美元（約港幣780元）後獲授認購權，可再另外購入最多40億噸磁鐵礦石，而有關認購權可於下列期間行使：

- 就第一項認購權而言，於Sino-Iron收購事項及Balmoral收購事項完成後四年內；及

- 就往後的認購權而言，於Balmoral收購事項完成日期至Sino-Iron收購事項完成日期後120個月屆滿的日止期間。

各項認購權將透過以代價200,000,000美元（按二零零六年三月一日至各項有關收購完成日期止期間的通脹作出調整）向Mineralogy或Clive Frederick Palmer先生購入一間將已從Mineralogy獲批分包租約的公司的方式行使。有關分包租約應授予該公司相同於Sino-Iron及Balmoral獲授的權利（即在採礦區內開採10億噸磁鐵礦石的權利）。

第二次鑽探計劃

根據認購權協議，本公司將於Sino-Iron收購協議日期後最多五年內在採礦區進行第二次鑽探計劃，鑽探至少300個鑽孔，以再採探另外最多40億噸磁鐵礦石（在可供Sino-Iron開採的10億噸及可供Balmoral開採的10億噸磁鐵礦石以外），即合共60億噸磁鐵礦石，並就至少40億噸（在可供Sino-Iron及Balmoral開採的20億噸磁鐵礦石以外）磁鐵礦石（或在第二次鑽探計劃中探尋所得低於此數量的磁鐵礦石）通知賣方。

第二次鑽探計劃的估計費用約為15,000,000澳元（約港幣84,000,000元），將從本公司行使任何上述認購權時應付的代價中扣除。

4. 勘探技術及將僱用的技術人員

有關勘探磁鐵礦床方面，本公司會採用若干勘探技術，以為礦產資源取樣及計量磁鐵含量，包括繪圖、鑽探、地質測量及鐵、氧化硅、氧化鋁、氧化鈣、氧化鎂、氧化鈦、磷、硫、錳、氧化鉀、氧化鈉及氧化鑭的化學檢驗。於礦產資源豐富的區間將進行戴維斯試管測試，以確定樣本的可收回磁性鐵比例。從鑽孔採集的樣本將採用XPF技術正如之前所用的技術以作檢驗分析（請參閱附錄六的Golder Associates的報告），部份選取的樣本將送交外部檢驗，以便監察其所取樣本及檢驗結果的精確度及準確性。

董事相信要成功開發該項目將需要大批經驗豐富的技術工程師、科學家及項目經理。本公司將儘快建立一個專業管理人員及技術人員的團隊。招聘目標為澳洲及中國內地在地質、採礦、勘探、生產及測量領域有經驗的專家技術人員。本公司亦正考慮在澳洲及中國內地聘請適合的顧問進行該項目的研究與開發。而僱用員工人數將按本公司的可行性研究和業務計劃擬定。

5. 管理層討論及分析Sino-Iron和Balmoral

於二零零五年十二月三十一日，Sino-Iron及Balmoral的經審核淨負債分別約為港幣217,000,000元及港幣87,000,000元。

於二零零五年十二月三十一日，Sino-Iron及Balmoral的唯一借款均為欠Mineralogy的款項，分別約為港幣217,000,000元及港幣87,000,000元，相等於100%之淨負債，因而引致其負債比率亦為100%。

有關Sino-Iron及Balmoral截至二零零五年六月三十日止三個年度各年及截至二零零五年十二月三十一日止六個月的財務資料詳情載於本通函附錄四的會計師報告內。

截至二零零三年與二零零五年六月三十日止兩個年度各年及截至二零零五年十二月三十一日止六個月，Sino-Iron及Balmoral均無溢利或虧損。截至二零零四年六月三十日止年度，Sino-Iron及Balmoral產生的淨虧損分別約為港幣207,000,000元及港幣83,000,000元，相當於Sino-Iron及Balmoral該年佔用Mineralogy部分採礦用地而支付的租金。

於二零零六年三月三十一日，Sino-Iron及Balmoral分別欠Mineralogy約港幣213,000,000元及港幣85,000,000元。根據Sino-Iron收購協議及Balmoral收購協議，該兩項結餘應於本集團認購股份完成前，以來自股份認購的資金清還。

6. 代價的釐定基準、資金來源及融資影響

Sino-Iron及Balmoral收購代價的釐定基準為兩間公司於協議完成時均無負債，而只有一項主要資產，即各可從採礦區開採10億噸磁鐵礦石的權利。

Golder Associates（獨立技術顧問）已獲本公司委任就採礦區的礦物資產進行獨立技術評估。根據Golder Associates於二零零六年三月二十四日發出的報告，於二零零五年十二月，採礦區經探明、控制及推定的總礦藏量約為2,185,000,000噸磁鐵礦石。Golder Associates發出的報告並未就收購開採權中的開採權價值提供意見。

收購代價經按公平原則磋商及參考Golder Associates的報告並考慮項目所需的資本開支、最終產品過往的市場價格及獲授可購入額外鐵礦資源的認購權後釐定。

Sino-Iron股份及Balmoral股份的收購代價將以本集團的內部資源撥付。至於資本開支，大部份將按個別項目舉債的方式籌措，餘額則從本集團的內部資源撥付。

收購開採權將增加本集團的固定資產及負債，亦可能增加本集團的負債比率。估計Sino-Iron及Balmoral未來二十四個月的融資需要約為14億美元。計及本集團可動用的財務資源（包括內部產生的現金流、可動用的銀行信貸額）以及Sino-Iron和Balmoral大部分預計資本開支的需求將安排項目融資，中信泰富董事會認為，本集團由本通函的刊發日期起計二十四個月內，將有足夠的營運資金以應付其所需。

除以上所述外，收購開採權並不預期會對本集團的盈利、資產及負債有任何重大的不利影響。

7. 收購開採權的原因及得益

本集團在香港及中國大陸從事多元化的業務，主要集中於在中國大陸的特鋼製造、物業發展及發電。其他業務包括航空、基礎設施、信息業、銷售及分銷。

Sino-Iron及Balmoral主要均在採礦區從事磁鐵礦石開採、採探及加工業務。

Mineralogy，獨立第三者，主要在西澳洲從事磁鐵礦石開採業務。Clive Frederick Palmer先生是Mineralogy的實益擁有人。

展望二零零六年，董事會相信在香港和中國內地的整體投資和經營環境仍將保持良好。這有助擴展本集團的業務。未來，本集團將更專注於能夠直接參與管理並控制營運的核心業務，務求發揮特長，積極進取，把握商機，為股東爭取更高回報。

收購開採權使本集團可勘探磁鐵礦石，確保其特鋼製造業務得到穩定而長期的原材料供應，亦使本集團可投資於磁鐵礦石開採業務。

董事會認為收購開採權的條款為一般商業條款，且屬公平合理及符合本公司股東的整體利益。

本公司擬與具有鐵礦業豐富經驗及對鐵礦資源及相關產品有長期需求的國內夥伴合作，以參與該項目。

8. 遵守上市規則

收購開採權根據上市規則第14.04(9)條規定的適用百分比率超逾25%但低於100%，故根據上市規則第十四章構成本公司一項主要交易，並須符合上市規則第十四章及第十八章的申報、公佈及經股東批准規定。

若本公司召開股東大會以批准收購開採權，並無股東須放棄投票。下列人士（一組緊密聯繫的本公司股東，合共實益擁有1,189,654,385股股份，相當於本公司已發行股本約54.2%）已作出股東書面批准，批准收購開採權：

實益股東名稱	實益擁有的普通股數目	於本通函日期佔本公司已發行股本總額的百分比
中信（香港集團）有限公司（透過其全資附屬公司）	632,253,285	28.8%
擁有本公司股份權益的10名董事（透過彼等的受控制法團及／或個人權益）	557,401,100	25.4%
總計	**1,189,654,385**	**54.2%**

根據上市規則第18.09(6)條，本公司已委派Golder Associates（為獨立第三者）對本集團於採礦區的勘探、採礦及加工資產作出獨立的審核。Golder Associates工作範圍的詳情載於本通函附錄六中的Golder Associates報告。

9. 其他資料

敬希　閣下垂注本通函附錄所載附加資料，包括有關各種的風險因素（其中包括）如本通函附錄二所載之收購開採權。

此致

列位股東　台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零六年五月八日

有關行業之澳洲法律及法規

採礦業在澳洲屬嚴格規管之行業，各州及北領土均擁有其本身之法律及法規以監管在其司法管轄區之行業。若干聯邦法例亦對採礦活動構成影響。

在西澳洲，進行採礦活動必須事先獲取之批准一般可分為三個類別：

- 主要批准，關於進入土地並取得批准以使用該土地進行建議項目；
- 次要批准，關於經營事宜；及
- （在若干情況下）州政府協議，以建立發展商與政府之權利與責任之架構。

主要批准

誠如上文所述，主要批准關於進入土地並取得批准以使用該土地進行建議項目，包括進入土地及水域、環境保護、保護土著遺產、以及計劃與發展。

進入土地及水域

1978年開採法規定(Mining Act 1978 (WA))，所有礦物（若干礦物除外）均屬於國家所有。有關國家擁有之礦物不可進行活動（包括勘探、採探或開採），直至工業及資源部授出適當開採業權為止。

計劃及基建部執行之1997年土地管理法(Land Administration Act 1997 (WA))，亦規管官地之使用。

環境保護及土地管理部執行之1994年環境保護及土地管理法(Conservation and Land Management Act 1994 (WA))，適用於可能影響保護區（生態系統、物種或基因之生物多樣性）之開採活動。

西澳洲1993年原住民土地權法(Native Title Act 1993 (Cth))由州政府執行，就礦物勘探及開採項目而言，有關磋商由工業及資源部之保有權及原住民土地權科管理。該法令規定，土著可申索原住民土地權，並載列有關該州出租之土地之磋商及補償過程。

環境保護

西澳洲環保部執行之1986年環境保護法(Environmental Protection Act 1986 (WA))，設立一個由五名成員組成之獨立機關，名為環境保護署，以評估可能造成重大環境影響之建議。環境保護署可以要求作出環境影響評估。

部長負責作出最終決定，並可計及未經環境保護署考慮之因素，包括其他機關如衛生部、環境保護部及土地管理部、原居民事務部，以及如下文所述之聯邦評估之考慮因素。

倘項目可能對國家環境意義事宜構成重大影響，亦需根據聯邦環境及古蹟部執行之1999年環境保護及生物多樣性保護法（Environmental Protection and Biodiversity Conservation Act 1999（Cth））而作出評估。有關事宜包括：

- 列入瀕危物種及群落
- 受國際協議保護之遷徙物種
- 具國際重要性之拉姆薩爾(Ramsar)濕地
- 聯邦之海洋環境
- 列入世界遺產之所有物
- 列入國家遺產之地點
- 核子活動

聯邦可委派州政府進行該等評估及州環境評估。

最後，項目可能需要取得西澳洲環境部之工程批准及許可證，而有關工程批准及許可證之目的為預防項目於施工及營運期間造成污染。

保護土著遺產

發展商必須委託製作有關發展項目可能影響土著遺跡之土著遺產調查，包括藝術品、雕刻、繪畫作品、具神話特色之地點、人工地點、舉行禮節之地點、石礦場及經改造之樹木。倘有關項目將妨礙該地點，發展商必須提交同意申請書，其中須證明已採取一切必需步驟以避免對該地點構成妨礙，包括考古學及人種誌調查，以及與有關土著進行適當磋商。

原居民事務部長負責就任何有關申請，根據公眾之整體利益及土著文化遺物委員會之推薦意見而作出最終決定，並就申請之主題對每個地點作出評估。

計劃與發展

任何在位於城市規劃方案範圍內之土地進行之發展項目，必須根據1928年城市規劃及發展法(Town Planning and Development Act 1928 (WA))以及1985年西澳洲規劃委員會法(Western Australian Planning Commission Act 1985 (WA))而獲得批准，並須取得規劃批准（決定是否批准建議土地使用）及發展批准（關於發展項目）。批准過程通常由鎮議會、市議會或郡議會或西澳洲規劃委員會執行，而有關批准則由規劃及基建部長授出。

次要批准

大部分項目亦需要取得次要批准，而該批准則關於進行項目之方式。次要批准涉及多種類別，包括：

- 野生動物保護及野草控制
- 水權
- 爆炸品之儲存及使用
- 允許橫越土著保護區
- 進入電力輸進或氣體分發系統
- 污水處理
- 職業健康及安全

州政府協議

州政府協議可由西澳洲政府與發展商磋商議定，並須獲得西澳洲國會認可。州政府協議之目的，乃列明雙方就特定項目之權利與責任，在若干情況下用作修訂有關上述首要及次要批准之規定。

倘建議項目位於偏僻地區以及需要長期之確定性、土地使用年期及繁複之審批，州政府協議最為普遍適用。

州政府協議之條款

州政府協議將視乎項目所覆蓋之範圍而定，一般條文包括：

- 根據有關法例之長期業權保障；
- 解決相關法律之間之不協調；
- 發展商與州政府提供之基建；
- 有關發展商一方之獎勵安排及二次加工責任之規定；
- 提交及審批發展建議；
- 透過支付專利費及租金而應付州政府之收入；
- 於發展商嚴重違反協議時所給予州政府權利以終止該協議之條文。

發展建議

根據州政府協議，發展商必須向州發展部長提交有關項目發展之詳細建議。該建議必須：

- 重新呈述各方根據州政府協議之責任；
- 提供有關各方將如何履行責任之進一步詳情；
- 概述已取得之所有批准（發展建議不會獲得批准，直至取得所有首要批准為止）；
- 列出發展時間表；
- 在其他方面證明項目已全面獲准進行（計及項目融資、董事會批准等）。

部長可以批准發展建議，延長考慮直至有關方面提交進一步建議，或要求發展商修改建議。

待發展建議獲批准後，項目方可施工。

Mineralogy持有開採權之條款概要

工業及資源部已根據開採法向Mineralogy授出開採租約及其他開採物業，而Mineralogy有關根據租約發展之項目之權利則由州政府協議（詳情如下）管理，據此，在若干情況下修改上述之慣常法定管治制度。

訂立州政府協議

於二零零一年十二月，西澳洲州政府與Mineralogy、Sino-Iron及其他倡議公司訂立州政府協議（經認可之**州政府協議**）。該協議已由西澳洲政府根據2002年鐵礦加工(Mineralogy Pty Ltd)協議法(Iron Ore Processing (Mineralogy Pty Ltd) Agreement Act 2002)認可。

根據工業及資源部公佈之「2003年西澳洲鐵礦業」，Mineralogy控制下列鐵礦儲量：

礦床	於二零零二年十二月三十一日之儲量		於二零零二年十二月三十一日探明及控制之資源量		於二零零二年十二月三十一日推斷之資源量		礦石種類
	百萬噸	品位%鐵(Fe)	百萬噸	品位%鐵(Fe)	百萬噸	品位%鐵(Fe)	
Fortescue	800	33.5	–	–	3,990	31.80	Br BIF

採礦租賃範圍及年期

Mineralogy為註冊持有人之採礦租賃範圍為西澳洲皮爾巴拉(Pilbara)區普雷司頓角(Cape Preston)一幅覆蓋12,500公頃之土地。租賃於二零一四年六月二十二日屆滿，可由Mineralogy提交書面申請後兩次自動續權二十一年。有關該項目之開採租約08/123、08/124及08/125覆蓋土地為3,000公頃。

項目

根據州政府協議，Mineralogy(不論是否有共同倡議人)可向有關部長提交申請批准一個或多個生產高等級鐵礦球團、直接還原鐵(包括熱壓鐵)或鋼。

建議基建

每個項目建議必須列明有關基建、水電及住宿規劃、建造、使用及保養之建議條款。州政府協議訂明每個此等地方之項目可獲批准須依照之準則。

大體上，Mineralogy集團提出之項目建議內容包括建造生產直接還原鐵之礦坑、壓碎機、選礦機、球團及煉鐵廠、堵截廢料之檔壩、發電站、運輸系統、道路、處理物料及港口大樓、海水化淡廠、地下水庫及宿舍大樓。

專利費

Mineralogy須向西澳洲政府支付的專利費用如下：

	塊礦	碎礦	選礦	磁鐵礦
標準開採法專利費	7.5%	5.625%	5.0%	5.0%
增值加工程度	優惠收費率（與具體州政府協議相關）			
低程度加工（如加工至球團）	7.0%	5.125%	4.5%	4.5%
中程度加工（如加工至直接還原鐵）	6.5%	4.625%	4.0%	4.0%
高程度加工（如加工至鋼）	5.5%	3.625%	3.0%	3.0%

環保批准

倘州政府協議不具效力，則Mineralogy必須取得一切必需之環保批准。Mineralogy已尋求及取得環保批准。各項批准有其條件和規定，必須嚴格遵守，倘有偏離之處，必須再行申請批准。

已以Mineralogy名義獲得環保批准大體上包括對普雷司頓角(Cape Preston)地區

之鐵礦、加工廠(球團、直接還原鐵及熱壓鐵)、住宿及港口設施設立和運作之規定,具有以下主要成份(其最後規格須經進一步報告、規劃和批准):

- George Palmer礦體之傳統露天開採;
- 礦地之堆放、廢物及楷壩儲存設施;
- 球團加工廠及直接還原鐵和熱壓鐵生產;
- 燃氣發電廠;
- 由礦加工廠至普雷司頓角(Cape Preston)之基建走廊(運輸帶或拖曳路);
- 由普雷司頓角(Cape Preston)至普雷司頓島之連接架構或石道;及
- 普雷司頓角(Cape Preston)及普雷司頓島之堆放場、海水化淡廠及港口設施。

分包租約條款概要

Sino-Iron分包租約

Sino-Iron於採礦區之權利與義務受一份於二零零六年三月二十一日訂立之開採權及租賃協議、於二零零一年十月二十六日訂立之設施契據、於二零零五年三月十二日訂立之聯合開發協議及於二零零一年十月二十六日訂立之Fortescue項目綜合協議所規限。

採礦區、分包租約及年期

Sino-Iron擁有可進入採礦區開採10億噸磁鐵礦石之許可和權利。

具體上,Sino-Iron有權使用和佔用採礦區(於西澳洲皮爾巴拉(Pilbara)區普雷司頓角(Cape Preston)範圍及Mineralogy為開採權註冊持有人之部份地區)以勘探及開採不低於磁鐵品位17%之磁鐵礦石。開採權及附帶礦區租賃將一直持續,直至Sino-Iron已在採礦區取得其「全部開採上限」(如下文所述)。獨家使用和佔用該土地由二零零六年三月二十一日起為期24個月,其後Mineralogy可將開採權批予其他人士。

Sino-Iron有權在採礦區內進行或參與設立礦井以開採磁鐵礦石，並進行或參與採礦運作以從採礦區開採及抽取磁鐵礦石，並有權取得以下數量之磁鐵礦石：

- 數量足以每個曆年生產合共12,000,000噸精礦粉、球團及直接還原鐵之磁鐵礦石；及
- 累計達1,000,000,000噸。

Sino-Iron亦有權租用部份採礦區以使其可建造加工廠及其他設施。Mineralogy亦授予Sino-Iron非獨家許可權進入採礦區毗鄰之其他範圍以進行與項目開發有關之工作，以及為建築工人設置營地之特許。

項目

Sino-Iron有義務將所有取得之磁鐵礦石加工成為鐵礦精礦粉、球團或熱壓鐵。Sino-Iron不得於每個曆年由生產中出售或出口總數超過12,000,000噸精礦粉、球團及直接還原鐵（合共計算）。除非Mineralogy同意，任何不生產以作出售及出口之鐵礦精礦粉必須加工成為球團，而任何不生產以作出售及出口之球團必須加工成為直接還原鐵。球團及直接還原鐵必須以作出口之用（由球團加工成為直接還原鐵以作出口之用除外）。

Sino-Iron收購事項完成後，中信泰富將獲授與權利可行使礦區管理人之一切權力。只要中信泰富行使認購權協議項下之首個認購權，其將繼續收取一切有關利益。倘其不行使首個認購權，則所有權利將交回Mineralogy。礦區管理人之職權是規管採礦區內之採礦運作，包括委任採礦承包商、授出第三方開採權及批准第三方採礦參與者、令不同採礦參與者承擔成本、礦區規劃、採礦率及決定所開採之磁鐵礦石數量和質量。

建議基建

Sino-Iron將負責該項目之建造和開展工作。Sino-Iron已和Mineralogy協定，其將安排所有融資以支付由Sino-Iron負責之該項目建造和開展工作（包括但不限於開採設施、設備、生產廠房、港口、發電站、海水化淡廠、公路、運輸管道及一切必要之配套基建設施）。

Mineralogy及Sino-Iron為一份規管某些設施如何建造及使用之協議訂約方，該協議亦包括讓第三方使用該等設施。

誠如董事會函件所述，Sino-Iron須安排建設融資之部份基建設施乃採礦區範圍以外。

專利費及認購權

Sino-Iron須根據州政府協議就Sino-Iron所取得之磁鐵礦石向西澳洲州政府支付應付之專利費（請參閱「Mineralogy持有開採權之條款概要」）。

Sino-Iron須就所取得之磁鐵礦石及所生產之產品支付應付之專利費（請參閱「董事會函件」）。

Sino-Iron已授與Mineralogy一項認購權，倘Sino-Iron於生產500,000噸產品前完成其股份上市而於任何交易所掛牌買賣，則Mineralogy有權獲授相等於Sino-Iron股份總數之19.9999%之發行股份，而該認購權可由Mineralogy全權決定行使，以解除Sino-Iron須按其所生產之產品向Mineralogy支付專利費之責任。

環保批准

根據開採權及租賃協議，Sino-Iron負責取得有關其項目之一切必需之政府批准（包括但不限於環保批准）。然而，Mineralogy可選擇取得項目之環保批准。倘為此情況，Mineralogy會將其轉讓予Sino-Iron，而Sino-Iron則須採取一切合理行動作出轉讓及負責Mineralogy因作為Sino-Iron項目之倡議人及／或繼續成為共同倡議人而產生之一切成本和開支。

其他條款

Mineralogy必須申請及作出一切合理努力令Mineralogy根據開採權及租賃協議授與Sino-Iron權利之採礦租賃及其他享有物獲續期或延長期限。Sino-Iron在該等協議下亦有數項具體及較一般性之責任，以協助Mineralogy履行州政府協議項下之義務。

Balmoral分包租約

Balmoral與Mineralogy就大致上與Sino-Iron相同之內容訂立協議，惟年期則由二零零八年三月二十一日起計為期24個月之獨家佔用及使用期（視乎Sino-Iron之權利而定）。

其他公司分包租約

倘中信泰富行使其認購權協議之權利以按照該協議收購其他公司，則Mineralogy將授與該等公司在條款上大致上與Sino-Iron開採權及租賃協議相同之權利，並將促使該公司成為州政府協議訂約方及訂立在條款上大致上與設施契據及綜合協議相同之協議。

於本通函日期，中信泰富並不知悉任何第三方有任何與勘探權有關而向經擴大集團提出之索償（反之亦然）。

以下或附錄六載列Golder Associates報告所述之任何風險，可能導致Sino-Iron及Balmoral，及／或於行使認購權時所收購之任何公司以及其經擴大集團之財政狀況，與本通函所述之目標、計劃、宗旨、意向及預期有重大不同。倘若出現該等任何風險及不確定因素，經擴大集團之業務、財務狀況或經營業績可能會受到重大不利影響。

有關收購開採權之風險

球團及精礦粉之市價波動

經擴大集團於磁鐵礦開採營運之盈利能力，可能受到球團及精礦粉之市價波動之影響。由於該等經營之大部分收入將來自球團及精礦粉之銷售（不論對外或對本集團之特鋼業務），該等經營之盈利將與該等價格息息相關，而有關價格以往呈現週期性變化及浮動不定，並可能受到經擴大集團可控制範圍以外之多項因素影響，包括全球需求、期貨售賣活動及整體經濟狀況。

資本需求及資金來源

Sino-Iron（即首批10億噸磁鐵礦石）應付之資本開支估計為1,370,000,000美元（約港幣10,686,000,000元），而Balmoral（即第二批10億噸磁鐵礦石）應付之資本開支估計則為1,100,000,000美元（約港幣8,580,000,000元）。董事擬將大部分資本開支按項目融資方式籌措，餘額則從本集團之內部資源撥付。任何向項目融資提供者就Sino-Iron或Balmoral於州政府協議或相關開採權／租約協議之權益作出之按揭或其他抵押，將需要根據州政府協議獲得部長之同意。

經擴大集團獲得外來融資及相關融資成本之能力取決於多項不確定因素，包括未來之經營業績、財政狀況及現金流量、全球及國內金融市場之狀況，以及經擴大集團之信貸評級有任何變化。

有關主要資本基建設施／設於採礦區以外之若干基建設施之不確定因素

就Sino-Iron之資本開支將用作支付以讓Sino-Iron開始開採及生產之必需基建設施，當中包括開採設施、設備、生產廠房、港口、發電站、海水化淡廠、道路、運輸管道及一切必要之配套基建設施。

Balmoral將需要利用其資本開支以建設開採設施、設備、生產廠房、港口、發電站、海水化淡廠、道路、運輸管道及一切必要之配套基建設施。

建設該等基建設施可能會就經擴大集團可控制範圍以外之因素而延誤或受到不利影響，包括未能取得必需管制批准、技術困難及人手或其他資源限制。然而，已以Mineralogy名義取得之環境批准，概括地規定在普雷司頓角(Cape Preston)地區興建及經營鐵礦場、加工廠房、居所及港口設施，燃氣發電站，由鐵礦及加工廠房地點至普雷司頓角(Cape Preston)之基建通道，由普雷司頓角(Cape Preston)至普雷司頓島(Preston Island)之橋樑建設或石公路，以及其他主要組成部分（最終規格需要進一步報告、規劃及批准）。

資本開支之成本可能超出本公司計劃投資預算，尤其是州政府協議規定，須給予當地分判商、服務供應商及勞工優先權以進行該項目，這可能影響該項目之成本。由於項目延誤、成本超支、市場環境或其他因素變動，該等項目預期產生之經濟利益可能未必如預計般實現。

Sino-Iron與Balmoral需要融資興建之部分基建設施位於Sino-Iron與Balmoral項目地區以外：估計成本開支約達735,000,000美元（約港幣5,733,000,000元），為2,470,000,000美元之一部分（1,370,000,000美元屬Sino-Iron，而1,100,000,000美元則屬Balmoral）。

該等設施之所有權將仍屬Mineralogy所有，因其持有必需之權利以佔取將作興建該等設施之土地，而Mineralogy、Sino-Iron、Balmoral及根據認購權可能收購之任何其他公司訂立之合約安排規定，Mineralogy將擁有該等設施。然而，於該項目年期內，Sino-Iron及Balmoral在支付營運及維修保養開支後按相比該等設施之其他使用者屬公平及平等之條款將有權使用該等設施。

有關採探之不確定因素

由於Balmoral收購事項之可行性及認購權之行使須待（其中包括）具有充足之磁鐵礦蘊藏量獲證實後方可作實，因而無法保證Balmoral收購事項或行使認購權能夠完成。因此，收購開採權之商業可行性，可能視乎該等礦床進一步獲證實而定。然而，根據Golder Associates於二零零六年五月八日公佈之報告，採礦區之總礦儲量約為2,185,000,000噸磁鐵礦石，儲量足夠應付Balmoral收購事項所需，有關詳情載於附錄六。

Sino-Iron及Balmoral均為本集團之新企業

這是本集團首間磁鐵礦石開採及採探之企業。收購開採權亦為全新項目完成整合Sino-Iron、Balmoral及於行使認購權時所收購之任何公司，可能帶來管理及組織架構之挑戰，並可能導致複雜局面或延誤。然而，本公司擬儘快建立一個專業管理人員及技術人員的團隊。招聘目標是澳洲及中國內地在地質、採礦、勘探、生產及測量領域有經驗的專家技術人員。本公司亦正考慮在澳洲及中國內地聘請適合的顧問人員進行該項目的研究與開發。本公司亦擬與具有鐵礦業豐富經驗及對鐵礦資源及相關產品有長期需求之國內夥伴合作，以參與該項目。

分包租約之開採權

Sino-Iron及Balmoral各自根據Mineralogy向彼等各自授出之分包租約獲取從Mineralogy開採之權利（見附錄一）。因此，彼等持續開採之權利，將視乎Mineralogy本身持續擁有有關開採之權利而定。Mineralogy開採之權利源自根據開採法向其授出之開採租約。倘認購權獲行使，開採最多額外40億噸磁鐵礦石之權利亦將透過收購其他公司而獲得，而該等公司各自將獲授與Sino-Iron及Balmoral持有之相若權利。故此，授予該等公司之權利亦將視乎Mineralogy持續擁有根據開採租約進行開採業務之權利而定。

接著，倘Mineralogy違反開採租約，或其破產時，將會出現Mineralogy可能不再擁有必需之權利之危機；Sino-Iron、Balmoral及任何其他額外公司因而將失去權利以繼續進行開採業務。

州政府協議訂立一個架構，據此，Mineralogy及其他稱為共同倡議者之一方（包括Sino-Iron及Balmoral）均可有效利用已簡化之程序，就進行與建議開採業務有關之發展工程獲取所有必需之政府批准。該等發展工程包括但不限於興建開採廠房、港口設施及加工設施。倘未能達成州政府協議，Sino-Iron、Balmoral及任何額外公司將需要在日常業務過程中獲取所有必需之政府批准，其中可透過聯繫各相關政府部門及其他相關機構獲取該等批准，而毋須依賴州政府協議之條文。

Mineralogy目前已就兩項建議根據州政府協議取得批准，其中一項建議與Sino-Iron有關。兩項建議已於部長認為有關建議之融資已取得保證後作實。訂立收購Sino-Iron及Balmoral之協議前，部長提出就Mineralogy之融資之關注。董事相信（經與西澳洲政府屬下之有關機構商討該事宜後），本公司收購Sino-Iron及有條件收購Balmoral將符合西澳洲政府事前提出有關Mineralogy之關注之要求。

倘於二零零六年三月二十一日後五年內，Sino-Iron及／或Balmoral尚未編製發展計劃以及向Mineralogy及相關政府機關提交該發展計劃以待批准（如需要），Mineralogy可通知Sino-Iron及／或Balmoral其終止開採權及礦區租約之意願。倘於發出該通知後三個月內，或於Mineralogy同意之其他期間內，Sino-Iron及／或Balmoral尚未向Mineralogy及相關政府機關提交發展計劃，Mineralogy屆時可透過通知終止開採權及礦區租約。

倘於二零零六年三月二十一日後七年內，Sino-Iron及／或Balmoral尚未展開發展經營，Mineralogy屆時可通知Sino-Iron及／或Balmoral其終止開採權及礦區租約之意願。倘於發出該通知後三個月內，或於Mineralogy同意之其他期間內，Sino-Iron及／或Balmoral尚未展開發展經營，Mineralogy屆時可透過通知終止開採權及礦區租約。

出口精礦粉

本公司擬與具有鐵礦業豐富經驗及對鐵礦資源或相關產品有長期需求之中國國內夥伴合作，以參與該項目。收購磁鐵礦石亦可確保本集團特鋼製造業務得到穩定而充足之原材料供應。該等目標均要求向中國出口精礦粉及／或球團。州政府協議目前並不允許有關出口精礦粉之項目之批准。分包租約規定Sino-Iron出口所有球團及熱壓鐵塊。

因此，為讓Sino-Iron、Balmoral或本集團向賣方購入之任何其他公司可根據州政府協議提出建議以待批准，而其中該等建議涉及訂立項目以出口精礦粉（而非球團及熱壓鐵塊），州政府協議將需要作出修訂以容許批准該等建議。此外，Mineralogy至今已就項目之整體發展取得之環境批准，並無明確地批准製造精礦粉以供出口，惟其確實享有製造較規定球團及熱壓鐵塊更多數量之精礦粉之權利，且並無明確地阻止出口任何剩餘之精礦粉。因此可能將需要對環境批准作出進一步修訂，以清楚顯示給予出口精礦粉之權利。

經就此事項向有關機構（包括西澳洲政府屬下之有關機構）作出查詢後，董事有信心取得此項批准。

倘州政府協議尚未作出修訂以規定批准有關涉及出口精礦粉之建議，或倘已作出該修訂但部長選擇不批准該建議，經擴大集團仍可進行開採業務以出口精礦粉。然而，在該等情況下，有關興建及經營開採、加工及出口精礦粉所需之設施（如開採廠房、加工廠

房及港口設施）之所有必需政府及其他批准，將有待取得所有必需政府及其他批准，方可作實。該等批准將需要在日常業務過程中從有關政府及其他機構取得，而並非在州政府協議架構下獲得批准。視乎市場情況，倘在商業上可行，Sino-Iron、Balmoral或本集團向賣方購入之任何其他公司可生產100%球團以供出口，而有關球團已獲准出口。

獨家開發權

儘管經擴大集團將取得採礦區之獨家開發權，倘中信泰富並無行使首個認購權（因所證實之磁鐵礦石少於30億噸（包括根據Sino-Iron收購事項及Balmoral收購事項之20億噸）除外），經擴大集團將終止在該礦區擁有獨家開發權。

與開採業相關之風險

經擴大集團將面臨多項與該項目有關之經營風險，包括環保或其他監管規定實施之經營限制；與經擴大集團礦場之地質構造及開採過程中發生之地質災害有關之風險；以及如火災、地震、爆炸、水災或其他天災之災難。

倘發生上述任何事件，則經擴大集團之營運可能中斷，而經擴大集團可能面臨虧損或負債。

興建任何廠房或設備前，或在採礦區開始開採前，必須符合環境批准之多項條件，並須根據有關在採礦區之礦場安全、港口興建及經營、泥土保護、水權、發電及用電、危險品及土著遺跡之多項州法例，取得若干額外批准及許可證。

磁鐵礦石之資源及儲量之估計數量是按照JORC (2004)編製。因採探工程之有限性以及各礦場之地質構造多樣性及複雜性，附錄六所載之估計及根據第一次鑽探計劃或另一次鑽探計劃之任何已證實磁鐵礦石礦床，在噸位、品質及可行性方面均可能與實際礦儲量有差異。

有關在澳洲經營之風險

國內或國際經濟因素均可能對Sino-Iron、Balmoral或透過行使認購權購入之任何其他公司之價值造成影響。該等因素包括但不限於政府政策改變、金融市場之流通性、世界恐怖主義、天災、利率及匯率變動、通貨膨脹、貿易制裁以及關稅法律。

Sino-Iron、Balmoral或透過行使認購權購入之任何公司全部根據澳洲法律設立及經營。本集團未能預測項目年期內出現任何法例變動之影響。

1. 截至二零零五年十二月三十一日止三個年度的綜合財務資料概要

以下為本公司截至二零零三年、二零零四年及二零零五年十二月三十一日止三個年度各年的經審核綜合財務資料概要(有關資料為摘錄自本公司的有關經審核年度賬目)。由於於二零零四年度及二零零五年度採用新會計政策,故二零零三年度的財務資料經已因應地重列。

業績

	截至十二月三十一日止年度		
		重列	重列
	二零零五年	二零零四年	二零零三年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
營業額	26,564	22,912	26,180
除税前溢利	4,642	4,274	1,686
税項	(345)	(413)	(322)
年內溢利	4,297	3,861	1,364
應佔溢利			
本公司股東	3,989	3,534	1,148
少數股東權益	308	327	216
	4,297	3,861	1,364

資產與負債

	於十二月三十一日		
		重列	重列
	二零零五年	二零零四年	二零零三年
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
總資產	70,668	59,398	55,659
總負債	(29,472)	(20,899)	(15,880)
	41,196	38,499	39,779
少數股東權益	(2,093)	(1,578)	(1,931)
本公司股東應佔權益	39,103	36,921	37,848

2. 截至二零零五年十二月三十一日止年度的經審核綜合財務報表

以下的經審核綜合財務報表是摘錄自本公司截至二零零五年十二月三十一日止年報

綜合損益賬

截至二零零五年十二月三十一日止年度

以港幣百萬元計算	*附註*	二零零五年	重列 二零零四年
營業額	*3*	26,564	22,912
銷售成本		(21,226)	(18,064)
分銷及銷售費用		(824)	(763)
其他營運費用		(2,196)	(2,105)
投資物業公平價值之變動		520	181
負商譽		–	126
綜合業務溢利	*4&5*	2,838	2,287
所佔業績	*4*		
共同控制實體		327	488
聯營公司		1,984	1,801
未計財務支出淨額及税項前溢利		5,149	4,576
財務支出		(560)	(410)
財務收入		53	108
財務支出淨額	*6*	(507)	(302)
除税前溢利		4,642	4,274
税項	*7*	(345)	(413)
年內溢利		4,297	3,861
應佔溢利：			
本公司股東	*8*	3,989	3,534
少數股東權益		308	327
		4,297	3,861
股息	*9*	(2,412)	(2,411)
每股盈利按年內本公司股東應佔溢利			
(港幣元)	*10*		
基本		1.82	1.61
攤薄		1.82	1.61

綜合資產負債表

二零零五年十二月三十一日止結算

以港幣百萬元計算	*附註*	二零零五年	重列 二零零四年
非流動資產			
物業、機器及設備	*13*	10,063	7,344
投資物業	*14*	8,645	8,115
發展中物業	*15*	1,849	1,672
租賃土地	*16*	1,618	1,596
共同控制實體	*18*	10,583	7,852
聯營公司	*19*	23,300	21,439
其他財務資產	*20*	929	1,121
商譽	*21*	603	507
遞延税項資產	*29*	158	94
衍生金融工具	*28*	168	–
		57,916	49,740
流動資產			
待售物業	*13*	1,055	275
存貨	*22*	3,427	2,778
應收賬項、應收賬款、按金及預付款項	*23*	5,691	4,188
現金及銀行存款		2,579	2,417
		12,752	9,658
流動負債			
銀行貸款、其他貸款及透支			
有抵押	*27*	183	104
無抵押	*27*	2,223	707
應付賬項、應付賬款、按金及應付款項	*24*	6,628	4,742
税項撥備		199	249
		9,233	5,802
流動資產淨額		3,519	3,856
資產總額減流動負債		61,435	53,596

以港幣百萬元計算	*附註*	二零零五年	重列 二零零四年
非流動負債			
長期借款	*27*	18,812	13,769
遞延税項負債	*29*	1,387	1,328
衍生金融工具	*28*	40	—
		20,239	15,097
資產淨額	*4*	41,196	38,499
權益			
股本	*25*	877	877
儲備	*26*	36,472	34,290
建議股息		1,754	1,754
本公司股東應佔權益		39,103	36,921
少數股東權益		2,093	1,578
權益總額		41,196	38,499

資產負債表

二零零五年十二月三十一日止結算

以港幣百萬元計算	*附註*	二零零五年	二零零四年
非流動資產			
物業、機器及設備	*13*	27	33
附屬公司	*17*	41,096	39,067
共同控制實體	*18*	1,859	1,314
聯營公司	*19*	5,631	4,743
衍生金融工具	*28*	150	–
		48,763	45,157
流動資產			
應收賬項、應收賬款、按金及預付款項	23	138	98
現金及銀行存款		56	197
		194	295
流動負債			
銀行貸款、其他貸款及透支			
無抵押	*27*	810	33
應付賬項、應付賬款、按金及應付款項	*24*	120	73
稅項撥備		13	–
		943	106
流動(負債)／資產淨額		(749)	189
資產總額減流動負債		48,014	45,346
非流動負債			
長期借款	*27*	12,074	9,075
衍生金融工具	*28*	40	–
		12,114	9,075
資產淨額		35,900	36,271
權益			
股本	*25*	877	877
儲備	*26*	33,269	33,640
建議股息		1,754	1,754
本公司股東應佔權益		35,900	36,271

綜合現金流量表

截至二零零五年十二月三十一日止年度

以港幣百萬元計算	二零零五年	重列 二零零四年
綜合業務之現金流量		
扣除財務支出淨額後之綜合業務溢利	2,331	1,985
利息支出淨額	543	268
來自其他財務資產收入	(157)	(404)
折舊	774	597
租賃土地攤銷	38	33
其他財務資產之減值虧損	19	71
待售物業之減值虧損	77	–
已計入綜合損益賬內之負商譽	–	(126)
出售發展中物業	54	247
出售物業、機器及設備之虧損	3	1
物業、機器及設備撇賬	–	22
投資物業公平價值之變動	(520)	(181)
金融工具公平價值之變動	(62)	–
出售附屬公司之溢利	(362)	(112)
出售共同控制實體之（溢利）／虧損	(11)	4
共同控制實體之減值虧損	57	2
借予一間聯營公司之貸款減值虧損	24	–
未計營運資金變動之經營溢利	2,808	2,407
存貨減少／（增加）	165	(552)
應收賬項、應收賬款、按金及預付款項增加	(813)	(41)
應付賬項、應付賬款、按金及應付款項減少	(121)	(592)
外幣滙率影響	24	(18)
綜合業務產生之現金	2,063	1,204
已收利息	57	82
已付利息	(658)	(392)
已付所得稅	(227)	(178)
綜合業務之現金淨額	1,235	716

以港幣百萬元計算	二零零五年	重列 二零零四年
投資業務之現金流量		
購入附屬公司（扣除所得現金及等同現金）*（附註a）*	63	(191)
購入附屬公司權益之增加	(3)	(383)
購入發展中物業	(1,323)	(1,224)
購入物業、機器及設備	(1,221)	(1,314)
於共同控制實體之投資	(2,051)	(3,218)
於聯營公司之投資	(999)	(937)
其他財務資產增加	(544)	(221)
出售物業、機器及設備之所得	107	28
出售其他財務資產之所得	5	2
出售聯營公司之所得	–	2
出售共同控制實體之所得	186	–
出售附屬公司（扣除現金及等同現金）*（附註b）*	476	105
借予共同控制實體之貸款增加	(351)	(36)
借予聯營公司之貸款減少	391	734
從聯營公司之股息收入	1,113	792
從共同控制實體之股息收入	106	85
從其他財務資產所得之收入	1	393
用於投資業務之現金淨額	(4,044)	(5,383)
來自融資之現金流量		
根據購股權計劃發行股份	16	68
新借款項	6,703	4,941
償還貸款	(1,219)	(1,020)
少數股東權益之減少	(154)	(223)
已派股息	(2,412)	(2,189)
來自融資之現金淨額	2,934	1,577
現金及等同現金之增加╱（減少）淨額	125	(3,090)
在一月一日之現金及等同現金	2,381	5,469
外幣滙率變動之影響	18	2
在十二月三十一日之現金及等同現金	2,524	2,381
現金及等同現金結存之分析		
現金及銀行存款	2,579	2,417
銀行透支 *（附註c）*	(55)	(36)
	2,524	2,381

綜合現金流量表附註

a. 購入附屬公司

於年內，本集團主要收購大冶特殊鋼股份有限公司（「大冶特鋼」）之56.63%的權益及其他被收購之公司。於二零零五年十月收購大冶特鋼時其資產及負債分別被確認為港幣三十三億九千二百萬元及港幣二十四億一千三百萬元。該等被收購之公司的資產及負債於收購日的總款額分別被確認為港幣三億零四百萬元及港幣二億零二百萬元，與其賬面值相若。自收購之後，被收購業務所貢獻之收益總額為港幣八億三千七百萬元，及淨溢利總額為港幣六百萬元。

被收購之公司的收益總額及淨溢利總額視作為於期初生效的合併業務分別為港幣四十四億二千三百萬元及港幣六千四百萬元。

購入資產淨值及商譽之詳情如下：

以港幣百萬元計算	二零零五年	二零零四年
購入作價		
支付現金	107	541
收購之直接成本	–	4
應收賬款	382	–
應付賬款	–	64
於聯營公司之權益	–	73
於其他財務資產之權益	209	–
購入作價總額	698	682
購入資產淨值之公平價值	(657)	(668)
商譽	41	14

此商譽乃來自收購業務的發展潛質。

以港幣百萬元計算	二零零五年	二零零四年
購入資產淨值		
租賃土地	30	–
發展中物業	271	–
物業、機器及設備	1,589	971
投資	3	–
存貨	778	417
應收賬項、應收賬款、按金及預付款項	783	335
遞延税項資產	72	–
現金及銀行存款	170	354
銀行貸款	(1,090)	(130)
應付賬項、應付賬款、按金及應付款項	(1,525)	(1,037)
税項撥備	–	(117)
少數股東權益	(424)	(125)
	657	668
減： 於聯營公司之權益	–	(73)
其他財務資產	(209)	–
商譽	41	14
	489	609
支付方式		
現金	107	545
應收賬款	382	–
應付賬款	–	64
	489	609

有關購入附屬公司之現金及等同現金(流入)／流出淨額之分析

以港幣百萬元計算	二零零五年	二零零四年
現金作價	107	545
購入之現金及銀行存款	(170)	(354)
	(63)	191

b. **出售附屬公司**

以港幣百萬元計算	**二零零五年**	**二零零四年**
出售資產淨值		
物業、機器及設備	27	50
發展中物業	520	–
共同控制實體	–	26
存貨	–	60
應收賬項、應收賬款、按金及預付款項	11	162
現金及銀行存款	20	36
應付賬項、應付賬款、按金及應付款項	(401)	(87)
銀行貸款	–	(20)
遞延稅項資產	–	1
少數股東權益	(47)	(62)
商譽	–	2
	130	168
出售溢利	362	112
應付賬款	(26)	–
儲備回撥	–	(4)
	466	276
支付方式		
現金	496	141
上市投資	–	113
應收賬款	–	22
於共同控制實體之權益	(30)	–
	466	276

有關出售附屬公司之現金及等同現金流入淨額之分析

以港幣百萬元計算	**二零零五年**	**二零零四年**
現金作價	496	141
出售之現金及銀行存款	(20)	(36)
	476	105

c. **有關銀行貸款、其他貸款及透支之現金及等同現金結存之對賬**

以港幣百萬元計算	**二零零五年**	**二零零四年**
銀行貸款、其他貸款及透支	2,406	811
銀行貸款及其他貸款	(2,351)	(775)
銀行透支	55	36

綜合權益變動表
截至二零零五年十二月三十一日止年度

以港幣百萬元計算	*附註*	二零零五年	重列 二零零四年
一月一日，如以往呈報為權益		37,892	36,548
一月一日，如以往單獨呈報為少數股東權益		1,578	2,027
往年數字調整			
投資物業公平價值變動所產生之遞延稅項		(661)	(622)
租賃土地攤銷		(87)	(81)
所佔聯營公司			
投資物業公平價值變動所產生之遞延稅項		(204)	(204)
租賃土地攤銷		(10)	(8)
物業、機器及設備調整		(9)	(9)
一月一日，期初調整前，重列		38,499	37,651
採納香港會計準則第39號			
**　金融工具：確認及計量之期初調整**			
對本公司及附屬公司之影響		(96)	–
所佔聯營公司		86	–
所佔共同控制實體		(28)	–
一月一日，重列		38,461	37,651
所佔聯營公司儲備			
其他財務資產之公平價值虧損		(67)	–
金融工具現金流量對沖之收益／(虧損)		350	(130)
所佔共同控制實體儲備			
金融工具現金流量對沖之收益		40	–
普通儲備		–	11
金融工具現金流量對沖之收益		163	–
其他財務資產之公平價值虧損		(17)	–
因出售回撥儲備		–	1
外幣換算差額		158	2
未於綜合損益賬確認之收益／(虧損)淨額		627	(116)
年內溢利		4,297	3,861
支付本公司股東股息	*9*	(2,412)	(2,189)
少數股東權益		207	(776)
已行使購股權			
已收取溢價		16	66
已發行股本		–	2
十二月三十一日		41,196	38,499
代表			
十二月三十一日已計入建議末期股息		39,442	36,745
建議末期股息	*9*	1,754	1,754
		41,196	38,499

賬目附註

1. 主要會計政策

編製本賬目的主要會計政策載於下文。除非另有規定，該等政策適用於所有呈報年度。

a. 編製準則

除於以下會計政策中所披露者外，本賬目乃根據香港財務報告準則及實際成本編製。

於二零零五年，本集團已採納下列與其業務相關之最新／經修訂之香港財務報告準則及詮釋。二零零四年之比較數字及二零零五年期初之結餘已根據相關規定予以修訂。

香港會計準則第1號	財務報表之呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計的變動及差錯
香港會計準則第10號	資產負債表日以後事項
香港會計準則第12號	所得税
香港會計準則第14號	分類報告
香港會計準則第16號	物業、機器及設備
香港會計準則第17號	租賃
香港會計準則第18號	收益
香港會計準則第19號	僱員福利
香港會計準則第21號	外幣滙率變動之影響
香港會計準則第23號	借款費用
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司的投資
香港會計準則第31號	於合營業務的權益
香港會計準則第32號	金融工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第40號	投資物業
詮釋第3號	收益—發展中物業竣工前之預售合約
詮釋第4號	租賃—確定香港土地租賃之租賃年期
香港會計準則詮釋第13號	共同控制實體
香港會計準則詮釋第15號	營業租約— 優惠
香港會計準則詮釋第21號	所得税— 收回經重估的不可折舊資產
香港財務報告準則第2號	以股份為基礎的支付

採納最新／經修訂之香港財務報告準則並無導致本集團之會計政策出現重大變動，惟採納香港會計準則第1號除外，其對少數股東權益、所佔聯營公司及共同控制實體除税後業績淨額及其他披露之呈報產生影響，並下列各項對相關之會計處理之影響，該等影響之詳情將載於本賬目之會計政策內：

i) 金融工具；

ii) 發展中物業竣工前之預售合約；

iii) 租賃；

iv) 投資物業；及

v) 遞延稅項。

香港財務報告準則第2號要求購股權於派發日期之公平價值在有關權益授出期間在損益賬中攤銷。然而，於截至二零零五年十二月三十一日止年度期間，本集團並無尚未行使未有授出權益之購股權，該政策由二零零五年一月一日開始生效。

本集團並無提早採納由香港會計師公會頒佈之修訂、新訂準則及詮釋（截至二零零五年十二月三十一日止年度並未生效），並對該等政策對未來會計期間將產生之影響進行評估。

b. 綜合賬目之準則

綜合賬目乃綜合本公司及其全部附屬公司截至結算日止之賬目。於本年度收購或出售之附屬公司，其業績分別由收購之生效日期起計或計至出售之生效日期為止。

c. 商譽

因收購附屬公司、共同控制實體及聯營公司而產生之正商譽，為其收購成本超出本集團應佔所收購可辨認資產、負債及或然負債之公平價值之數額。

因收購附屬公司、共同控制實體及聯營公司而產生之負商譽，為本集團應佔所收購可辨認資產、負債及或然負債之公平價值超出其收購成本之數額。

自二零零四年一月一日起，由於在二零零四年提早採納香港財務報告準則第3號，正商譽將會被列入綜合資產負債表內為一項獨立資產，或包括在共同控制實體及聯營公司內經最少每年一次的減值重估後以成本價減除累積減值虧損入賬。負商譽則於購入後即時於損益賬中確認。

d. 附屬公司

附屬公司乃本公司透過直接或間接權益而擁有其控制權之公司。擁有控制權代表本公司可以影響該公司之財務及營運政策。

在本公司資產負債表內於附屬公司之投資，乃以成本減去任何減值虧損入賬。附屬公司之業績則以已收及應收股息計算在本公司之內。

e. 共同控制實體

共同控制實體為本集團與其他人士組成之合資企業，其經濟活動由本集團與該等其他人士共同控制，概無任何一方享有單獨控制權。

綜合損益賬已包括本集團應佔共同控制實體在本年度之業績，並就商譽之減值虧損作出調整（如有者）。綜合資產負債表已包括本集團所佔共同控制實體之資產淨值以及在收購時產生之商譽。

在本公司資產負債表內於共同控制實體之投資，乃以成本減去減值虧損入賬。共同控制實體之業績則以已收及應收股息計算在本公司之內。

f.　**聯營公司**

聯營公司指除附屬公司及共同控制實體外，由本集團長期持有不多於百分之五十股權，而又能對其管理運用顯著影響力之公司。

綜合損益賬包括本集團在該年度所佔聯營公司之業績，並就商譽之減值虧損作出調整（如有者）。綜合資產負債表內包括本集團所佔聯營公司之資產淨值，及已包括於收購日所佔其資產淨值之公平價值。

在本公司資產負債表內於聯營公司之投資，乃以成本減去減值虧損入賬。聯營公司之業績則以已收及應收股息計算在本公司之內。

g.　**物業、機器及設備**

物業、機器及設備乃按成本減去累積折舊及累積減值虧損入賬。

永久業權之土地不作攤銷。

行車隧道之折舊乃根據預計隧道使用量及實質使用量比較計算。

物業、機器及設備用直線法在估計使用年期內足以撇銷其成本或估值（扣除減值虧損）之折舊率折舊，年率如下：

- 樓宇：2%－4%或該土地之租約餘期
- 機器：9%－20%
- 其他物業、機器及設備包括電訊設備、交通設備、貨運駁船、電腦裝備、汽車、傢俬、裝置及設備：10%－25%

資產可使用之年期於結算日予以檢討，並於適當時作出調整。

h.　**投資物業**

投資物業指建築及發展工程皆已完成而因有投資潛質而持有之土地及／或樓宇權益，其中包括現時未決定未來用途之所持有土地。

投資物業乃按公平價值於資產負債表內入賬，並每年進行檢討。任何由於公平價值變動或來自收回或出售之投資物業所引致之收益或虧損均於損益賬中確認。

於以往年度，投資物業公平價值之變動在物業估值儲備中確認。該儲備之減值於損益賬支銷，其後任何增值被列入損益賬以補足先前支銷之款項。

i.　**發展中物業**

發展中物業包括於發展之土地、建築中之樓宇及於發展中惟未決定是否保留作投資用途或出售以賺取收入之物業。租賃土地按土地之租約年期攤銷，並以成本減去累積攤銷及任何累積減值虧損入賬。該等攤銷成本於建築期間撥作樓宇成本。在建及發展中樓宇以成本減去任何累積減值虧損入賬。

於以住年度，租賃土地乃按成本減去任何累積減值入賬。

j.　**撥作發展成本之支出**

物業發展支出包括利息及專業費用，皆撥作發展成本。

需要長時間籌備方能擬作使用或出售之發展中資產，其涉及之借貸成本皆撥作發展中資產之賬面值。

發展中資產所借貸資金之資本化比率，乃根據本集團之借貸成本釐定。

其他借貸成本皆於該期內之損益賬支銷。

k.　**待售物業**

待售物業包括租賃土地及樓宇成本，皆歸入流動資產一類，並以成本值及可變現淨值之較低者入賬。租賃土地按成本減去累積攤銷及任何累積減值虧損入賬。樓宇成本則按成本減去任何減值虧損入賬。

l.　**貿易及其他應收賬款**

貿易及其他應收賬款首先按公平價值確認，其後按已攤銷成本用實際利率法計量，減去減值撥備。貿易及其他應收賬款之減值撥備乃按有客觀事實證明本集團無法根據原應收賬款之條款於到期時收回所有款項時確定。撥備之款額為資產之賬面值與估計未來現金流之現值（按實際利率折讓）之差額。撥備之款額於損益賬中確認。

m.　**現金及等同現金**

現金及等同現金包括手頭現金、銀行活期存款、到期時間少於三個月之其他短期高流動性投資及銀行透支。銀行透支乃於資產負債表內列於流動負債項目下之借款中。

n.　**借款**

借款首先按公平價值減應計交易成本確認。交易成本乃由於直接收購、發行或出售財務資產或財務負債產生之增加成本，包括付予代理、顧問、經紀及交易商之費用及佣金、監管機構及證券交易所徵收之費用及交易稅。借款其後按攤銷成本入賬；任何所得款項（扣除交易成本）與贖回價值間之差額均按借款年期用實際利率法於損益賬中確認。

o. **分類報告**

業務分類為從事提供產品或服務之一組資產及經營，而其根據風險及回報與其他業務分類有所不同。地域分類指於某一特定經濟環境中從事提供產品及服務之分類，而其所承受之風險及回報與其他經濟環境中經營之分類有所不同。

p. **收益認算**

i) 汽車

來自汽車銷售之收益，乃於簽發登記文件或將車輛付運時（以較早為準）及當顧客一併接收該貨品連同有關之風險和擁有權時入賬。收益已扣除任何政府稅項及減去任何貿易折扣。

ii) 出售發展中物業及待售物業

於二零零五年一月一日之前，發展中物業之銷售，在該項發展期間內經計入或然事項之適當準備後，參照於結算日已支出之建築成本與該項發展竣工之估計總建築成本之比例及已收銷售所得款項，在損益賬中確認。

於二零零五年一月一日之後，在採納詮釋第3號「收益—發展中物業竣工前之預售合約」，發展中物業之銷售收入僅在擁有權之重大風險及利益轉予買方時方可入賬。本集團認為當訂約銷售之樓宇於竣工以及有關機構已頒發交付物業之有關許可證時，為擁有權之重大風險及利益轉移。

本集團已選擇不以追溯方式將詮釋第3號應用於二零零五年一月一日前訂立之竣工前預售合約。本集團將繼續沿用二零零五年一月一日前採用之會計方法計入該等合約。

來自待售物業之收益於簽訂買賣合約之日入賬。

iii) 貨品銷售

來自貨品銷售之收益於交貨予顧客時入賬。收益經已扣除任何貿易折扣。

iv) 來自合作合營公司之收益

其他來自合作合營公司所得之股息或收入，均於收取之權利確定時入賬。

來自出售合作合營公司所得之收入於簽訂買賣合約日期時入賬。

v) 提供服務

佣金收入及提供維修服務之收入，分別於有關貨物售予顧客及有關工作完成時入賬。

vi) *來自電訊服務之收益於提供服務予顧客時入賬。*

vii) *租金收入*

租金收入乃按相關租約之年期以直線法入賬。

viii) *股息收入*

股息收入於收取股息之權利確定時入賬。

本集團參與投資之公司於其結算日後建議或宣派之股息，均不確認為於結算日之收入，改為於確立收取股息權利之日期予以確認。

q. **金融工具**

由二零零四年一月一日至二零零四年十二月三十一日

於中華人民共和國之合作合營公司按成本（扣除資本歸還額）減去減值虧損入賬，或（如有者）以成本按不超過本集團估計可使用之年期予以攤銷。

其他長期持有之上市及非上市投資權益，乃按成本減去減值虧損入賬。於結算日個別上市投資之賬面值會作出檢討，以評估其公平價值是否低於賬面值。倘跌值非屬暫時性質，該等證券之賬面值將減至其公平價值。減少之款額於損益賬確認。

其他非長期持有之上市投資之權益乃按其公平價值入賬。於結算日，因該等投資之公平價值有所變動而產生之未變現損益淨額已在損益賬中確認。出售該等投資之損益為銷售所得款項淨額與賬面值之差額，會於出現時在損益賬中確認。

自二零零五年一月一日後

本集團將其投資分為以下類別：按公平價值列賬之財務資產、貸款與應收賬款以及可供出售之財務資產。分類視乎購入該投資之目的而定。管理層於初步確認時決定其投資分類，並於每個報告日期重新評估該分類。

i) *按公平價值列賬之財務資產*

此類別分為兩個次類別：持作交易用途之財務資產及最初已指定按公平價值列賬之財務資產。倘若購入之主要目的為於短期內出售或倘若管理層指定作此目的，則財務資產會撥歸此類別。衍生金融工具除指定為用作對沖交易外，一般可分類為持作交易用途。若此類別之資產應歸類為流動資產，其可持作交易或預期將於結算日起計12個月內變現。

ii)　貸款與應收賬款

貸款與應收賬款乃並非於活躍市場報價而具備固定或可釐定款項之非衍生工具財務資產。貸款及應收賬款之產生為當本集團直接向債務人提供款項、貨品或服務且無意買賣該年應收賬款，此款項應計入流動資產內，惟不包括以結算日起計12個月後到期者，該等款項則被列作非流動資產。貸款與應收賬款於賬目附註內列作應收款項、應收賬款、按金及預付款項。

iii)　可供出售財務資產

可供出售財務資產乃指定為此類別或不屬於任何其他類別之非衍生工具。除非管理層計劃在結算日起計12個月內出售有關投資，否則可供出售財務資產將列入非流動資產項下。

於二零零五年一月一日，以往歸為「投資」之財務資產已被歸入可供出售財務資產並以公平價值入賬，如果其公平價值不能可靠計量則按成本減去減值虧損入賬。因公平價值變動而產生之收益或虧損在投資重估儲備賬中確認，如出售投資或投資被確定減值，則先前在投資重估儲備賬中確認之累計收益或虧損將被轉入損益賬。

iv)　衍生金融工具

於二零零五年一月一日之前，本集團之衍生金融工具並未在財務報表中呈報。在採納香港會計準則第32號及香港會計準則第39號後，所有衍生金融工具均以公平價值入賬。公平價值變動之收益或虧損一般於損益賬中確認，除非衍生金融工具符合對沖交易。如衍生金融工具符合對沖交易並被指定作為現金流量對沖，則該工具之未變現收益或虧損之有效及無效部份分別在對沖儲備賬及損益賬中直接確認。與計入對沖儲備賬之現金流對沖有效部份有關之累計收益或虧損將於對沖交易產生之收益或虧損於損益賬中確認時，同一期間在損益賬中確認。

r.　營業租約

資產擁有權之全部利益及風險實際上仍保留於出租公司之租約，列為營業租約處理。營業租約之應付及應收租金按各租期以直線法計算。

s.　資產減值

本集團於每年及在發生若干事件或情況有所轉變而致某項資產之賬面值可能無法收回時檢討資產（包括商譽）之賬面值以確定是否存在減值。倘有關資產被視作出現減值，將於損益賬內確認之減值乃根據該等資產之賬面值超出可收回金額而釐定。

t.　存貨

存貨主要包括汽車、零件、電器用品、食品、貿易項目及鋼鐵，乃以成本值及可變現淨值之較低者入賬。成本指購置或生產之實質成本，並適當地以先進先出法、個別鑑定法或加權平均法計算。可變現淨值乃於日常業務往來估計之銷售價格，扣除適用之可變動銷售費用。

u.　**外幣**

綜合財務報表以港幣列賬，港幣為本公司之功能及呈報貨幣。

外幣交易按交易日之滙率換算為港幣。

附屬公司、共同控制實體及聯營公司之資產及負債，以及所有其他以外幣計值之貨幣資產及負債，均按結算日之滙率換算為港幣。以外幣計值之業績按當年度平均滙率換算。

重新換算海外實體投資淨額及指定作為該等投資對沖之金融工具所產生之滙率波動差額直接計入滙率波動儲備。出售該等投資時，有關滙兑差額將於綜合損益賬中確認為出售損益之一部分。所有其他滙兑差額均於綜合損益賬中處理。

於二零零五年一月一日之後，收購海外實體所產生之商譽及公平價值調整，視為海外實體之資產及負債，並按結算日之滙率換算，此等差額直接計入滙率波動儲備。

v.　**遞延税項**

遞延税項採用資產負債表負債法計算，用以確認資產及負債兩者本身税基與賬面值之臨時差額。因滙付保留溢利產生之預扣税，只會在公司現階段有意滙付此等溢利之情況下方進行撥備。至於涉及尚未動用賦税虧損之遞延税項資產，則只會在未來有可能動用有關虧損時方予確認。

於二零零五年一月一日之前，重估所產生之投資物業公平價值變動之遞延税項，乃以賬面值透過銷售收回及按其最終銷售時所適用税率計算之基準確認。

在採納香港會計準則詮釋第21號「所得税—收回經重估的不可折舊資產」，重估投資物業所產生之遞延税項，乃以物業賬面值透過其持作使用收回及按所適用利得税率計算之基準確認。

本集團已採用追溯生效之新會計政策，惟按照過渡性條款於往後採用之香港會計準則第32號、香港會計準則第39號、香港會計準則第40號及其詮釋第3號（上文提述之附註1(q)、(h)及p(ii)）除外。其影響載列如下：

	採納後之影響					
以港幣百萬元計算	香港會計準則第16號	香港會計準則第17號	香港會計準則詮釋第21號	香港會計準則第40號	香港會計準則第32號及第39號	合計
對二零零四年之前期間之影響						
租賃土地攤銷增加	–	(81)	–	–	–	(81)
遞延稅項增加	–	–	(622)	–	–	(622)
所佔聯營公司業績減少	(9)	(8)	(204)	–	–	(221)
保留溢利減少	(9)	(89)	(826)	–	–	(924)
對二零零四年之影響						
租賃土地攤銷增加	–	(6)	–	–	–	(6)
遞延稅項增加	–	–	(39)	–	–	(39)
所佔一間聯營公司業績減少	–	(2)	–	–	–	(2)
截至二零零四年十二月三十一日止年度減少	–	(8)	(39)	–	–	(47)
於二零零四年十二月三十一日保留溢利減少	(9)	(97)	(865)	–	–	(971)

以港幣百萬元計算	香港會計準則第16號	香港會計準則第17號	香港會計準則詮釋第21號	香港會計準則第40號	香港會計準則第32號及第39號	合計
	採納後之影響					
對二零零五年一月一日之影響						
金融工具公平價值減少	–	–	–	–	(20)	(20)
財務支出攤銷增加	–	–	–	–	(3)	(3)
稅項增加	–	–	–	–	(14)	(14)
所佔聯營公司投資物業公平價值變動增加	–	–	–	524	–	524
所佔聯營公司業績減少	–	–	–	–	(26)	(26)
所佔共同控制實體業績增加	–	–	–	–	9	9
保留溢利增加／(減少)	–	–	–	524	(54)	470
對沖儲備減少	–	–	–	–	(101)	(101)
投資重估儲備增加	–	–	–	–	42	42
所佔聯營公司投資重估儲備增加	–	–	–	–	126	126
所佔聯營公司投資物業公平價值變動減少	–	–	–	(524)	–	(524)
共同控制實體對沖儲備減少	–	–	–	–	(37)	(37)
一間聯營公司對沖儲備減少	–	–	–	–	(14)	(14)
儲備(減少)／增加	–	–	–	(524)	16	(508)
本公司股東應佔權益減少	–	–	–	–	(38)	(38)
於二零零五年一月一日本公司股東應佔權益減少	(9)	(97)	(865)	–	(38)	(1,009)
對二零零五年之影響						
租賃土地攤銷增加	–	(4)	–	–	–	(4)
遞延稅項減少	–	–	3	–	–	3
金融工具公平價值變動增加	–	–	–	–	62	62
投資物業公平價值變動及相關遞延稅項增加	–	–	(70)	520	–	450
所佔聯營公司投資物業公平價值變動及其相關遞延稅項增加	–	–	(39)	372	–	333
所佔聯營公司業績減少	–	(2)	–	–	–	(2)
年內溢利(減少)／增加	–	(6)	(106)	892	62	842

往年數字調整對每股基本及攤薄盈利影響不大。

2. 重要會計估計及判斷

估計及判斷乃按以往經驗及其他因素(包括對未來事件之合理預測)為基準而持續作出評估。

本集團就未來作出估計及假設，得出之會計估算可能與相關實際結果不同。於年內對資產及負債之賬面值可能產生重大調整風險之估計及假設結論如下：

i) 投資物業

投資物業之公平價值每年均由獨立合資格估值師按市場價值並基於潛在之淨收益作出評估。

於作出判斷時，主要假設以結算日之市場情況及適用之折現率為基準而作出考慮。

ii) 估計商譽減值

本集團每年均根據於附註1(s)中所載之會計政策測試商譽是否減值。就減值測試而言，商譽已被分配至各產生現金單位，該等單位就減值根據預計經營表現及現金流量作出修訂。估計現金流量乃根據對現在及未來之市場情況作出合理之假設，並作出適當折讓。

iii) 所得税

本集團須繳納若干司法地區之所得税。釐定所得税之全球撥備須作出審慎判斷。於日常業務過程中，本集團用作釐定最終税項之多項交易及計算方法並不確定。倘該最終税項結果與初步錄得之款額不同，則有關差額將影響釐定期間之所得税及遞延税項撥備。

遞延税項資產的確認主要涉及税項虧損，並取決於管理層對可用於抵銷可動用税項虧損之日後須課税溢利之預期。該等實際利用之結果或有不同。

3. 營業額

本公司之主要業務為持有其附屬公司，而其附屬公司之主要業務載於本賬目附註35.

本集團之營業額包括向顧客供應貨品（如適用，經扣除政府稅項）及提供服務之總發票值、電訊服務收費、出售投資及物業所得總額、就股息已收及應收之款項、來自合作合營公司之收入、隧道收費、總物業租金，以及貨倉及冷藏倉庫收入，分析如下：

	集團	
以港幣百萬元計算	二零零五年	二零零四年
貨品銷售	22,255	18,599
提供予顧客之服務	1,669	1,924
股息收入及合作合營公司收益	155	400
隧道收費	607	503
其他	1,878	1,486
	26,564	22,912

4. 分類資料

分類資料乃按本集團之業務及地理區域劃分。選擇以業務分類作為主要之呈報方式，因此舉較切合本集團內部之財務報告。

a. 營業額及分類業務溢利

以下為按業務分類之本集團營業額及綜合業務溢利，以及所佔共同控制實體及聯營公司業績之分析：

	營業額		綜合業務溢利		所佔共同控制實體之業績		所佔聯營公司之業績		集團合計		分類業務分配		分類業務溢利	
				重列		重列		重列		重列				重列
以港幣百萬元計算	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
特種鋼鐵業	12,160	7,177	1,083	872	–	–	–	–	1,083	872	–	–	1,083	872
物業 *(附註)*	1,409	768	675	421	–	–	495	253	1,170	674	78	72	1,248	746
航空	–	–	–	–	44	25	1,006	1,369	1,050	1,394	–	–	1,050	1,394
發電	155	400	121	342	245	205	(2)	46	364	593	–	–	364	593
信息業	1,219	1,449	4	9	(140)	59	110	78	(26)	146	–	–	(26)	146
銷售及分銷 *(附註)*	10,984	12,078	377	398	28	24	(8)	4	397	426	(78)	(72)	319	354
基礎設施	637	536	427	322	114	90	50	51	591	463	–	–	591	463
其他	–	504	–	124	36	85	–	–	36	209	–	–	36	209
投資物業公平價值變動	–	–	520	181	–	–	333	–	853	181	–	–	853	181
減：一般及行政費用	–	–	(369)	(382)	–	–	–	–	(369)	(382)	–	–	(369)	(382)
	26,364	22,912	2,838	2,287	327	488	1,984	1,801	5,149	4,576	–	–	5,149	4,576
財務支出淨額													(507)	(302)
稅項													(345)	(413)
年內溢利													4,297	3,861

附註： 營業額與分類營業額的呈報相同，除物業分類業務營業額如上述披露之分配作調整外。

以下為按地理區域劃分之本集團營業額分析：

以港幣百萬元計算	集團 二零零五年	 二零零四年
香港	8,756	8,230
中國	16,452	13,650
日本	480	484
其他	876	548
	26,564	22,912

b.　**資產及負債**

以下為按業務類別劃分之本集團分類資產及負債分析：

	分類資產		共同控制實體投資		聯營公司投資		分類負債		總額	
		重列		重列		重列		重列		重列
以港幣百萬元計算	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
特種鋼鐵業	12,101	7,518	967	578	–	–	(3,589)	(2,302)	9,479	5,794
物業	13,602	11,816	1,101	–	8,996	8,751	(1,046)	(417)	22,653	20,150
航空	–	–	582	543	11,815	11,195	–	–	12,397	11,738
發電	204	659	3,576	2,745	1,906	989	(34)	–	5,652	4,393
信息業	1,032	1,382	1,179	1,260	298	292	(402)	(496)	2,107	2,438
銷售及分銷	4,946	4,497	277	297	194	123	(1,337)	(1,360)	4,080	3,557
基礎設施	1,217	1,304	1,534	1,248	91	89	(36)	(36)	2,806	2,605
其他	635	279	1,367	1,181	–	–	–	–	2,002	1,460
分類資產／(負債)	33,737	27,455	10,583	7,852	23,300	21,439	(6,444)	(4,611)	61,176	52,135
企業營運	2,890	2,558	–	–	–	–	(21,442)	(14,711)	(18,552)	(12,153)
稅項撥備									(199)	(249)
遞延稅項負債淨額									(1,229)	(1,234)
									41,196	38,499

以下為按地理區域劃分之本集團分類資產分析：

以港幣百萬元計算	集團 二零零五年	重列 二零零四年
香港	11,638	11,476
中國	21,116	14,993
日本	503	503
其他	480	483
	33,737	27,455

5. 綜合業務溢利

以港幣百萬元計算	集團 二零零五年	重列 二零零四年
綜合業務溢利已計入		
來自非上市財務資產之股息收入	155	400
租金收入		
投資物業		
總收益	461	428
減:直接支出	(87)	(75)
	374	353
其他營業租約	130	174
出售附屬公司溢利	362	112

以港幣百萬元計算	集團 二零零五年	重列 二零零四年
並已扣除		
存貨成本	19,261	15,863
員工成本	1,548	1,417
包括於銷售成本、分銷及銷售費用及其他營運費用內		
核數師酬金	16	14
僱員退休金計劃供款	86	52
物業、機器及設備折舊	774	590
租賃土地攤銷	38	33
其他財務資產之減值虧損	19	71
待售物業之減值虧損	77	–
支付予中信(香港集團)有限公司(「中信香港」)之管理費	2	2
營業租約租金		
土地及樓宇	122	120

以下為本集團日後根據不可撤銷之營業租約所應收取之最低租約付款總額:

以港幣百萬元計算	二零零五年	二零零四年
一年內	400	373
一年後但於五年內	323	277
五年後	7	10
	730	660

6. 財務支出淨額

以港幣百萬元計算	集團 二零零五年	 二零零四年
財務支出		
利息支出		
須於五年內全部償還之銀行貸款及透支	325	47
不須於五年內全部償還之銀行貸款	24	1
須於五年內全部償還之其他貸款	90	78
不須於五年內全部償還之其他貸款	268	268
	707	394
已撥充資本之款項	(111)	(18)
其他財務支出	26	34
金融工具之公平價值收益	(62)	–
	560	410
財務收入		
利息收益	(53)	(108)
	507	302

7. 稅項

香港利得稅根據年內估計應課稅溢利按稅率17.5%(二零零四年:17.5%)計算。海外稅項則根據年內估計應課稅溢利,再按本集團經營業務國家當地適用之稅率計算。稅項撥備將定期作出檢討,以反映法例、慣例及商討情況之改變。

以港幣百萬元計算	集團 二零零五年	重列 二零零四年
本期所得稅		
香港利得稅	165	269
海外稅項	105	109
遞延稅項 *(附註29)*		
投資物業公平價值變動	70	36
源自及撥回暫時差異	5	(1)
	345	413

採用本集團除税前溢利計算之税項，與採用本公司所屬國家税率計算之理論上税項比較，兩者差異如下：

以港幣百萬元計算	集團 二零零五年	重列 二零零四年
除税前溢利	4,642	4,274
減：所佔業績		
共同控制實體	(327)	(488)
聯營公司	(1,984)	(1,801)
	2,331	1,985
按17.5%之税率計算(二零零四年：17.5%)	408	347
其他國家不同税率之影響	(74)	24
毋須課税之收入及費用	(64)	(125)
未確認之税項虧損於本年度抵銷及扣減不被確認之税項虧損	14	1
年前之撥備不足	31	134
其他	30	32
税項開支	345	413

8. 本公司股東應佔溢利

已列入本公司賬目之本公司股東應佔溢利為港幣十九億九千五百萬元(二零零四年：港幣十三億元)。

9. 股息

以港幣百萬元計算	二零零五年	二零零四年
已派二零零四年末期股息：每股港幣0.80元(二零零三年：港幣0.70元)	1,754	1,532
已派二零零五年中期股息：每股港幣0.30元(二零零四年：港幣0.30元)	658	657
建議二零零五年末期股息：每股港幣0.80元(二零零四年：港幣0.80元)	1,754	1,754
	2,412	2,411
每股股息(港幣元)	1.10	1.10

10. 每股盈利

每股盈利乃按股東應佔溢利港幣三十九億八千九百萬元(二零零四年：港幣三十五億三千四百萬元)。

每股盈利乃按年內已發行股份之加權平均數2,192,532,243股(二零零四年：已發行股份2,190,347,374股)計算。已攤薄每股盈利則按2,195,068,005股股份(二零零四年：2,191,793,568股股份)(即年內已發行股份之加權平均數加上在全部尚餘之購股權獲行使時將視作以無償方式發行之2,535,762股股份(二零零四年：1,446,194股股份)之加權平均數)計算。

11. 董事酬金

截至二零零五年十二月三十一日止年度之每位董事酬金如下所示：

以港幣百萬元計算 董事姓名	袍金	薪金、津貼及實物利益	酌情花紅	退休福利	二零零五年總計	二零零四年總計
榮智健*	0.15	3.20	25.60	0.01	28.96	30.29
范鴻齡*	0.15	2.98	21.80	0.01	24.94	25.85
李松興*	0.15	1.69	17.00	0.07	18.91	19.94
阮紀堂*	0.15	4.29	5.00	0.14	9.58	10.08
莫偉龍*	0.15	1.99	4.00	0.01	6.15	14.26
榮明杰*	0.15	0.84	1.50	0.04	2.53	2.53
姚進榮*	0.15	0.64	1.50	–	2.29	2.23
張立憲*	0.11	1.05	6.00	0.07	7.23	–
李士林*	0.15	0.49	1.00	–	1.64	1.64
劉基輔*	0.15	0.50	5.00	–	5.65	5.66
常振明	0.07	0.36	–	–	0.43	1.64
張偉立	0.30	–	–	–	0.30	0.30
何厚浠	0.15	–	–	–	0.15	0.15
韓武敦	0.30	–	–	–	0.30	0.30
陸鍾漢	0.25	–	–	–	0.25	0.25
何厚鏘	0.20	–	–	–	0.20	0.20
德馬雷	0.15	–	–	–	0.15	0.15
	2.88	18.03	88.40	0.35	109.66	115.47

年內，本集團最高薪酬之五位人士皆為董事，其酬金亦已包括在上述分析內。

年內，本公司董事並無獲本公司根據中信泰富股份獎勵計劃二零零零授予購股權（二零零四年：授予7,600,000股購股權）。

標註「*」之執行董事被視為本集團主要管理人員。

12. 退休福利

在獲得極大部份成員同意下，中信泰富已於二零零三年八月一日起停止向集團在香港的主要退休計劃中信集團退休計劃（「退休計劃」）供款。退休計劃已成為封閉式基金，並繼續由一名獨立信託人根據信託契約及條例細則管理。

所有退休計劃之成員已改為參加中信集團強制性公積金計劃（「強積金計劃」）— 員工可選擇參加富達退休集成信託計劃或恒生強積金精選計劃。強積金計劃之供款連同僱主自願供款中所沒收之金額，將根據各集成信託計劃之條款及細則管理。

退休計劃及強積金計劃之資產，均由各計劃之獨立信託人所管理之基金分開持有。

中國及其他地區之員工的退休福利乃基於當地法例要求而制定。

13. 物業、機器及設備。

a. 集團

以港幣百萬元計算	自用物業	行車隧道	機器	其他 *(附註ii)*	總額
成本					
二零零四年一月一日，					
如以往呈報	3,611	1,983	2,237	2,417	10,248
轉撥至租賃土地	(1,373)	–	–	–	(1,373)
重列	2,238	1,983	2,237	2,417	8,875
兌換調整	7	–	4	10	21
添置					
透過收購附屬公司	–	–	954	17	971
其他	130	9	551	666	1,356
出售					
透過出售附屬公司	(29)	–	(33)	(23)	(85)
其他	(15)	–	(40)	(85)	(140)
重新分類	32	–	196	(228)	–
減值虧損	–	–	–	(1)	(1)
二零零四年十二月三十一日	2,363	1,992	3,869	2,773	10,997
累積折舊					
二零零四年一月一日，					
如以往呈報	665	622	824	1,247	3,358
轉撥至租賃土地	(179)	–	–	–	(179)
重列	486	622	824	1,247	3,179
兌換調整	2	–	1	3	6
本年度折舊	49	92	215	234	590
因出售撥回					
透過出售附屬公司	(11)	–	(14)	(10)	(35)
其他	(7)	–	(22)	(58)	(87)
二零零四年十二月三十一日	519	714	1,004	1,416	3,653
賬面淨值					
二零零四年十二月三十一日	1,844	1,278	2,865	1,357	7,344

以港幣百萬元計算	自用物業	行車隧道	機器	其他 (附註ii)	總額
成本					
二零零五年一月一日，如以往呈報	4,165	1,992	3,869	2,773	12,799
轉撥至租賃土地	(1,802)	–	–	–	(1,802)
重列	2,363	1,992	3,869	2,773	10,997
兌換調整	16	–	83	18	117
添置					
透過收購附屬公司	491	–	1,095	3	1,589
其他	30	8	413	1,533	1,984
出售					
透過出售附屬公司	–	–	–	(31)	(31)
其他	(10)	–	(42)	(210)	(262)
轉撥至投資物業	(32)	–	–	–	(32)
重新分類	308	–	(139)	(169)	–
二零零五年十二月三十一日	3,166	2,000	5,279	3,917	14,362
累積折舊					
二零零五年一月一日，如以往呈報	725	714	1,004	1,416	3,859
轉撥至租賃土地	(206)	–	–	–	(206)
重列	519	714	1,004	1,416	3,653
兌換調整	2	–	24	6	32
本年度折舊	69	94	347	264	774
因出售撥回					
透過出售附屬公司	–	–	–	(4)	(4)
其他	(5)	–	(21)	(130)	(156)
重新分類	1	–	(1)	–	–
二零零五年十二月三十一日	586	808	1,353	1,552	4,299
賬面淨值					
二零零五年十二月三十一日	2,580	1,192	3,926	2,365	10,063

附註：

i) 於二零零五年十二月三十一日，本集團部分自用物業及機器，總賬面額為港幣四億八千三百萬元（二零零四年：港幣四億九千七百萬元），用作本集團其中一間附屬公司及第三方銀行信貸之抵押。

ii) 其他物業、機器及設備包括交通設備、貨運駁船、電腦裝備、電訊設備、汽車、家俬、裝置及設備。

以港幣百萬元計算	集團 二零零五年	重列 二零零四年
按業務劃分之添置分析		
特種鋼鐵業	3,287	1,978
物業	19	23
信息業	123	141
銷售及分銷	135	167
基礎設施	9	12
其他	–	1
企業營運	–	5
	3,573	2,327
按地理區域劃分之添置分析		
香港	197	198
中國	3,367	2,096
日本及其他	9	33
	3,573	2,327
按業務劃分之折舊分析		
特種鋼鐵業	406	254
物業	36	15
信息業	104	86
銷售及分銷	132	126
基礎設施	96	96
企業營運	–	13
	774	590
按業務劃分之減值虧損分析		
信息業	–	1

b. **公司**

以港幣百萬元計算	汽車、設備、傢俬及裝置 二零零五年	二零零四年
成本		
一月一日	99	95
添置	5	4
出售	(3)	–
十二月三十一日	101	99
累積折舊		
一月一日	66	55
本年度折舊	11	11
因出售撥回	(3)	–
十二月三十一日	74	66
賬面淨值		
十二月三十一日	27	33

c. 本集團自用物業之年期如下：

以港幣百萬元計算	二零零五年	二零零四年
租約物業		
香港		
超過50年之租約	24	24
10至50年之租約	1,030	1,057
少於10年之租約	76	76
中國		
10至50年之租約	1,811	967
海外物業		
永久物業	225	239
	3,166	2,363

d. 本集團持作營業租約用途以產生租金收入之物業、機器及設備及待售物業於流動資產項目下之分析如下：

以港幣百萬元計算	自用物業	物業、機器及設備	物業、機器及設備總額	待售物業
成本	21	269	290	310
累積折舊／攤銷	(2)	(131)	(133)	(55)
賬面淨值				
二零零五年十二月三十一日	19	138	157	255
本年度折舊／攤銷	–	9	9	4

14. 投資物業

a

以港幣百萬元計算	二零零五年	二零零四年
一月一日	8,115	7,923
兌換調整	(35)	11
添置	–	1
出售	(3)	(1)
投資物業公平價值變動	520	181
轉撥自待售物業	6	–
轉撥自物業、機器及設備	32	–
轉撥自發展中物業	2	–
轉撥自租賃土地	8	–
十二月三十一日	8,645	8,115

b 本集團之投資物業已由獨立專業合資格估值師於二零零五年十二月三十一日重新估值。

物業位於	估值師
香港及上海	萊坊(香港)有限公司
日本	Tekko Building Co., Limited

c 本集團持作營業租約用途以產生租金收入之投資物業如下：

以港幣百萬元計算	二零零五年	二零零四年
於十二月三十一日之估值	8,623	8,115

d 本集團投資物業之年期如下：

以港幣百萬元計算	二零零五年	二零零四年
租約物業		
香港		
超過50年之租約	682	601
10至50年之租約	3,287	2,995
中國		
超過50年之租約	950	950
10至50年之租約	3,464	3,300
海外物業		
永久物業	262	269
	8,645	8,115

15. 發展中物業

a 本集團於發展中物業之權益分析如下：

以港幣百萬元計算	二零零五年	二零零四年
成本		
一月一日	1,707	713
往年數字調整		
已撥充資本之租賃土地攤銷	18	8
租賃土地攤銷	(53)	(42)
重列	1,672	679
兑換調整	18	—
添置		
透過收購附屬公司	271	—
其他	1,323	1,224
已撥充資本之租賃土地攤銷	27	10
出售		
透過出售附屬公司	(520)	—
其他	(56)	(230)
租賃土地攤銷	(27)	(11)
轉撥至投資物業	(2)	—
轉撥至待售物業	(857)	—
賬面淨值		
十二月三十一日	1,849	1,672

b　本集團發展中物業之年期如下：

以港幣百萬元計算	二零零五年	二零零四年
租約物業		
香港		
10至50年之租約	–	889
中國		
超過50年之租約	1,471	622
10至50年之租約	378	161
	1,849	1,672

於發展中物業內已撥充資本之利息總額為港幣五千八百萬元（二零零四年：港幣九百萬元）。

16. 租賃土地

a　本集團於租賃土地之權益為預付之營業租賃費，其賬面淨值分析如下：

以港幣百萬元計算	二零零五年	二零零四年
成本		
一月一日	1,596	1,194
兑換調整	13	–
添置		
透過收購附屬公司	30	–
其他	21	429
轉撥至投資物業	(8)	–
租賃土地攤銷	(34)	(27)
賬面淨值		
十二月三十一日	1,618	1,596

以港幣百萬元計算	二零零五年	二零零四年
按業務劃分之添置分析		
特種鋼鐵業	41	429
銷售及分銷	10	–
	51	429
按地理區域劃分之添置分析		
中國	51	429
	51	429
按業務劃分之攤銷分析		
特種鋼鐵業	13	5
物業	21	22
	34	27

b 本集團租賃土地之年期如下：

以港幣百萬元計算	二零零五年	二零零四年
租賃土地		
香港		
10至50年之租約	927	947
中國		
10至50年之租約	691	649
	1,618	1,596

17. 附屬公司

以港幣百萬元計算	公司 二零零五年	 二零零四年
非上市股份，按成本減去減值虧損	364	169
附屬公司欠負金額	48,173	45,814
欠附屬公司金額	(7,441)	(6,916)
	41,096	39,067

主要附屬公司資料載於賬目附註35。

18. 共同控制實體

以港幣百萬元計算	集團 二零零五年	 二零零四年
所佔資產淨額	8,279	5,850
商譽		
一月一日	208	168
添置	133	40
十二月三十一日	341	208
	8,620	6,058
共同控制實體欠負之貸款（*附註b*）	2,105	1,932
欠負共同控制實體之貸款（*附註b*）	(142)	(138)
	10,583	7,852

以港幣百萬元計算	公司 二零零五年	 二零零四年
非上市股份成本	1,524	789
共同控制實體欠負之貸款	475	660
欠負共同控制實體之貸款	(140)	(135)
	1,859	1,314

附註：

a. 共同控制實體中香港西區隧道有限公司（「西隧」），該公司之財政年度結算日為七月三十一日，與本集團之結算日不同。西隧之業績已按其由二零零五年一月一日至二零零五年十二月三十一日期間之管理賬目以權益法入賬。

b. 除在共同控制實體欠負之貸款內約港幣十億五千萬元（二零零四年：欠負共同控制實體之貸款約港幣七億八千三百萬元）為免息貸款外，其餘共同控制實體欠負及欠負共同控制實體之貸款均按市場利率計息。該等貸款並沒有固定之還款期。

c. 下列款項為本集團所佔共同控制實體之資產及負債，銷售額及業績，均以權益法計入綜合資產負債表及損益賬：

以港幣百萬元計算	二零零五年	二零零四年
資產		
非流動資產	13,044	10,468
流動資產	7,644	4,677
	20,688	15,145
負債		
非流動負債	(7,686)	(5,099)
流動負債	(5,207)	(4,274)
	(12,893)	(9,373)
資產淨額	7,795	5,772
收入	5,419	3,803
費用	(5,114)	(3,479)
年內溢利	305	324
於共同控制實體承擔中之比例權益	698	1,004

d. 主要共同控制實體資料載於賬目附註35。

19. 聯營公司

以港幣百萬元計算	集團 二零零五年	重列 二零零四年
所佔資產淨額	16,087	14,138
商譽		
一月一日	1,825	1,856
添置	9	–
出售	(5)	(31)
十二月三十一日	1,829	1,825
聯營公司欠負之貸款 *(附註b)*	5,406	5,501
欠負聯營公司之貸款 *(附註b)*	(22)	(25)
	23,300	21,439
投資成本		
非上市股份	7,105	6,142
香港上市股份	8,591	8,591
	15,696	14,733
上市股份之市值	11,644	12,632

以港幣百萬元計算	公司 二零零五年	二零零四年
投資成本		
非上市股份	2,197	1,245
香港上市股份	931	931
	3,128	2,176
聯營公司欠負之貸款	2,522	2,586
欠負聯營公司之貸款	(19)	(19)
	5,631	4,743
上市股份之市值	970	1,053

年內從聯營公司獲取之股息收入如下：

以港幣百萬元計算	集團 二零零五年	二零零四年
上市聯營公司	559	558
非上市聯營公司	546	326
	1,105	884

附註:

a. 聯營公司中香港興業有限公司(「香港興業」),該公司之財政年度結算日為三月三十一日,與本集團之結算日不同。香港興業之業績已按其由二零零五年一月一日至二零零五年十二月三十一日期間之管理賬目以權益法入賬。

b. 除在聯營公司欠負之貸款內約港幣一千四百萬元(二零零四年:港幣二千五百萬元)為免息貸款外,其餘聯營公司欠負及欠負聯營公司之貸款均按市場利率計息。該等貸款並沒有固定之還款期。

c. 主要聯營公司資料載於賬目附註35。

聯營公司之財務資料概要:

	集團	
以港幣百萬元計算	二零零五年	二零零四年
資產	154,959	145,189
負債	97,108	92,964
收益	69,721	58,373
溢利	5,957	8,203

20. 其他財務資產

以港幣百萬元計算	集團 二零零五年	集團 二零零四年
合作合營公司		
非上市投資之公平價值／成本	65	1,317
合作合營公司欠款	53	57
	118	1,374
*減：*攤銷	–	(673)
	118	701
上市投資之公平價值／成本		
於香港上市股份	530	–
於海外上市股份	144	374
	674	374
非上市投資		
股份成本	26	70
*加：*預付款項	16	19
	42	89
*減：*減值	(25)	(40)
	17	49
*減：*已收款項	(2)	(3)
	15	46
履約保證按金	122	–
	929	1,121
上市股份之市值	674	680

攤銷為上一年度之發電投資攤銷。

根據於二零零六年一月批准之大冶特殊鋼股份有限公司之股份改革計劃提議(「股份改革計劃」),附屬公司向深圳證券交易所支付履約保證按金約人民幣一億二千七百萬元。根據該股份改革計劃,該等按金將被凍結,直至購股權於二零零七年三月屆滿,又此款佔以收購每股人民幣3.8元之可自由轉讓股份之總代價之20%。股份改革計劃詳情載於本公司於二零零五年十二月二十二日向股東刊發之通函內。

主要合作合營公司資料載於賬目附註35。

21. 商譽

以港幣百萬元計算	附屬公司
成本及賬面淨值	
二零零五年一月一日，如以往呈報	272
往年數字調整	
投資物業公平價值變動所產生之遞延稅項	235
重列	507
公平價值調整（*附註*）	55
添置	41
出售	–
二零零五年十二月三十一日	603
成本及賬面淨值	
二零零四年一月一日，如以往呈報	258
往年數字調整	
投資物業公平價值變動所產生之遞延稅項	235
重列	493
添置	14
出售	–
二零零四年十二月三十一日	507

按業務劃分之分析：

	附屬公司	
以港幣百萬元計算	二零零五年	二零零四年
特種鋼鐵業	74	–
物業	235	235
信息業	118	96
銷售及分銷	169	169
基礎設施	7	7
	603	507

附註：公平價值調整乃有關於二零零四年收購之附屬公司，主要由於其固定資產價值及應付稅項之調整。

22. 存貨

以港幣百萬元計算	二零零五年	二零零四年
原材料	652	489
在產品	506	294
產成品	2,182	1,992
其他	87	3
	3,427	2,778

23. 應收賬項、應收賬款、按金及預付款項

以港幣百萬元計算	集團 二零零五年	集團 二零零四年	公司 二零零五年	公司 二零零四年
應收貿易賬項				
一年內	1,649	1,754	–	–
一年以上	45	179	–	–
	1,694	1,933	–	–
應收賬款、按金及預付款項	3,997	2,255	138	98
	5,691	4,188	138	98

附註：

i) 應收貿易賬項已扣除撥備；到期日按發票日期分類。

ii) 各營業單位均按照本身情況制訂明確之信貸政策。

iii) 應收賬項、應收賬款、按金及預付款項之賬面值與其公平價值相若。

iv) 應收賬款、按金及預付款項包括港幣一千二百萬元的衍生金融資產。

24. 應付賬項、應付賬款、按金及應付款項

以港幣百萬元計算	集團 二零零五年	集團 二零零四年	公司 二零零五年	公司 二零零四年
應付貿易賬項				
一年內	2,833	1,608	–	–
一年以上	214	94	–	–
	3,047	1,702	–	–
應付賬款、按金及應付款項	3,581	3,040	120	73
	6,628	4,742	120	73

附註：

i) 應付賬款、按金及應付款項包括港幣一千七百萬元的衍生金融負債。

25. 股本

	每股面值港幣0.40元之股份數目	*港幣百萬元*
法定		
二零零四年及二零零五年十二月三十一日	3,000,000,000	1,200
已發行並繳足		
二零零五年一月一日	2,192,040,160	877
根據購股權計劃而發行股份	880,000	–
二零零五年十二月三十一日	2,192,920,160	877

年底後之變動：

由二零零六年一月一日至本報告日期，本公司根據購股權計劃所授出之購股權因獲行使，故本公司發行及配發合共360,000股及85,000股股份，行使價分別為每股港幣18.20元及港幣19.90元。

購股權計劃：

根據在二零零零年五月三十一日採納之中信泰富股份獎勵計劃二零零零（「該計劃」），董事會可邀請本公司或其任何附屬公司之任何董事、行政人員或僱員接納可認購本公司股份之購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，價格最少為以下各項之較高者：(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份面值。根據該計劃可授出購股權所涉及之最高股份數目，不得超過下列其中一項之10%（以較低者為準）：(i)本公司不時之已發行股本；或(ii)在採納該計劃日期本公司之已發行股本。

由採納該計劃後，本公司曾分別於二零零二年五月二十八日及二零零四年十一月一日授出兩批購股權。在二零零二年五月二十八日，根據該計劃授出合共可認購11,550,000股本公司股份之購股權，佔已發行股本0.53%，行使價為每股港幣18.20元。本公司股份在緊接授出購股權日期前之收市價為港幣18.10元。在二零零四年十一月一日，根據該計劃授出合共可認購12,780,000股本公司股份之購股權，佔已發行股本0.58%，行使價為每股港幣19.90元。本公司股份在緊接授出購股權日期前之收市價為港幣19.90元。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部分行使。所有授出之購股權已獲接納，且概無予以註銷，惟認購500,000股本公司股份之購股權已於截至二零零五年十二月三十一日止期間內作廢。

未行使之購股權流量變動及其有關加權平均行使價如下：

	二零零五年		二零零四年	
	每股平均行使價港幣元	購股權	每股平均行使價港幣元	購股權
一月一日		20,750,000		11,550,000
已授出		–	19.90	12,780,000
已獲行使	18.61	(880,000)	18.96	(3,580,000)
已作廢	18.20	(500,000)		–
十二月三十一日		19,370,000		20,750,000

年內獲行使之購股權詳情：

時期	行使價	股份數目	
	港幣元	二零零五年	二零零四年
二零零五年一月十一日至九月二十一日	18.20	670,000	1,980,000
二零零五年二月二十八日至十二月六日	19.90	210,000	1,600,000
		880,000	3,580,000

26. 儲備

a. 集團

以港幣百萬元計算	股份溢價	資本贖回儲備	商譽	投資物業重估儲備	滙率波動儲備	普通儲備	保留溢利	總額
二零零四年一月一日，如以往呈報	24,782	19	(2,499)	523	(194)	182	12,860	35,673
往年數字調整								
投資物業公平價值變動								
所產生之遞延稅項	–	–	–	–	–	–	(622)	(622)
租賃土地攤銷	–	–	–	–	–	–	(81)	(81)
所佔聯營公司								
投資物業公平價值變動								
所產生之遞延稅項	–	–	–	–	–	–	(204)	(204)
租賃土地攤銷	–	–	–	–	–	–	(8)	(8)
物業、機器及設備調整	–	–	–	–	–	–	(9)	(9)
重列	24,782	19	(2,499)	523	(194)	182	11,936	34,749
所佔聯營公司儲備	–	–	–	1	(131)	–	–	(130)
所佔共同控制實體儲備	–	–	–	–	–	11	–	11
外幣換算差額	–	–	–	–	2	–	–	2
根據購股權計劃發行股份	66	–	–	–	–	–	–	66
因出售回撥儲備	–	–	5	–	(2)	(2)	–	1
撥自溢利	–	–	–	–	–	53	(53)	–
本公司股東應佔溢利	–	–	–	–	–	–	3,534	3,534
股息 *(附註9)*	–	–	–	–	–	–	(2,189)	(2,189)
二零零四年十二月三十一日	24,848	19	(2,494)	524	(325)	244	13,228	36,044

以港幣百萬元計算	股份溢價	資本贖回儲備	商譽	投資物業重估儲備	投資重估儲備	滙率波動儲備	普通儲備	保留溢利	總額
代表									
二零零四年十二月三十一日									
已計入建議末期股息									34,290
建議二零零四年末期股息									1,754
									36,044
由下列公司保留之款項									
本公司及附屬公司	24,848	19	(2,494)	–	–	6	226	8,133	30,738
共同控制實體	–	–	–	–	–	–	15	660	675
聯營公司	–	–	–	524	–	(331)	3	4,435	4,631
	24,848	19	(2,494)	524	–	(325)	244	13,228	36,044

以港幣百萬元計算	股份溢價	資本贖回儲備	商譽	投資物業重估儲備	投資重估儲備	滙率波動儲備	對沖儲備	普通儲備	保留溢利	總額
二零零五年一月一日：										
如以往呈報	24,848	19	(2,494)	524	–	(325)	–	244	14,199	37,015
往年數字調整										
投資物業公平價值變動										
所產生之遞延税項	–	–	–	–	–	–	–	–	(661)	(661)
租賃土地攤銷	–	–	–	–	–	–	–	–	(87)	(87)
所佔聯營公司										
投資物業公平價值變動										
所產生之遞延税項	–	–	–	–	–	–	–	–	(204)	(204)
租賃土地攤銷	–	–	–	–	–	–	–	–	(10)	(10)
物業、機器及設備調整	–	–	–	–	–	–	–	–	(9)	(9)
期初調整前重列	24,848	19	(2,494)	524	–	(325)	–	244	13,228	36,044
因採納香港會計準則第39號										
之期初調整	–	–	–	–	168	–	(152)	–	(54)	(38)
因採納香港會計準則第40號										
之期初調整	–	–	–	(524)	–	–	–	–	524	–
一月一日，重列	24,848	19	(2,494)	–	168	(325)	(152)	244	13,698	36,006

以港幣百萬元計算	股份溢價	資本贖回儲備	商譽	投資物業重估儲備	投資重估儲備	匯率波動儲備	對沖儲備	普通儲備	保留溢利	總額
一月一日：重列	24,848	19	(2,494)	–	168	(325)	(152)	244	13,698	36,006
所佔聯營公司儲備	–	–	–	–	(67)	–	350	–	–	283
所佔共同控制實體儲備	–	–	–	–	–	–	40	–	–	40
外幣換算差額	–	–	–	–	–	158	–	–	–	158
金融工具現金流量對沖之收益	–	–	–	–	–	–	163	–	–	163
其他財務資產公平價值之虧損	–	–	–	–	(17)	–	–	–	–	(17)
撥自溢利	–	–	–	–	–	–	–	57	(57)	–
根據購股權計劃發行股份	16	–	–	–	–	–	–	–	–	16
本公司股東應佔溢利	–	–	–	–	–	–	–	–	3,989	3,989
股息（*附註9*）	–	–	–	–	–	–	–	–	(2,412)	(2,412)
二零零五年十二月三十一日	24,864	19	(2,494)	–	84	(167)	401	301	15,218	38,226
代表										
二零零五年十二月三十一日已計入建議末期股息										36,472
建議二零零五年末期股息										1,754
										38,226
由下列公司保留之款項										
本公司及附屬公司	24,864	19	(2,494)	–	25	164	62	283	7,305	30,228
共同控制實體	–	–	–	–	–	–	3	15	996	1,014
聯營公司	–	–	–	–	59	(331)	336	3	6,917	6,984
	24,864	19	(2,494)	–	84	(167)	401	301	15,218	38,226

b. 公司

以港幣百萬元計算	資本贖回儲備	對沖儲備	股份溢價	保留溢利	總額
二零零四年一月一日	19	–	24,782	11,416	36,217
根據購股權計劃發行股份	–	–	66	–	66
年內可供分派溢利(*附註8*)	–	–	–	1,300	1,300
股息(*附註9*)	–	–	–	(2,189)	(2,189)
二零零四年十二月三十一日	19	–	24,848	10,527	35,394
代表					
二零零四年十二月三十一日已計入建議末期股息					33,640
建議二零零四年末期股息					1,754
					35,394

以港幣百萬元計算	資本贖回儲備	對沖儲備	股份溢價	保留溢利	總額
二零零五年一月一日，如以往呈報	19	–	24,848	10,527	35,394
因採納香港會計準則第39號之期初調整	–	(110)	–	(33)	(143)
重列	19	(110)	24,848	10,494	35,251
根據購股權計劃發行股份	–	–	16	–	16
金融工具現金流量對沖之收益	–	173	–	–	173
年內可供分派溢利(*附註8*)	–	–	–	1,995	1,995
股息(*附註9*)	–	–	–	(2,412)	(2,412)
二零零五年十二月三十一日	19	63	24,864	10,077	35,023
代表					
二零零五年十二月三十一日已計入建議末期股息					33,269
建議二零零五年末期股息					1,754
					35,023

根據香港公司條例第79B條計算之本公司可供分派儲備，於二零零五年十二月三十一日為港幣一百億零七千七百萬元(二零零四年：港幣一百零五億二千七百萬元)。

27. 借款

a.

以港幣百萬元計算	集團 二零零五年	集團 二零零四年	公司 二零零五年	公司 二零零四年
銀行貸款				
無抵押	14,804	9,522	12,101	8,322
有抵押	519	108	–	–
	15,323	9,630	12,101	8,322
其他貸款				
無抵押	4,713	4,290	780	780
	20,036	13,920	12,881	9,102
一年內到期之貸款列入流動負債內	(1,224)	(151)	(807)	(27)
	18,812	13,769	12,074	9,075

附註：

i) 本集團無須於五年內完全償還之銀行貸款及其它貸款為港幣七十二億二千九百萬元（二零零四年：港幣四十七億三千三百萬元）。

ii) 本公司發行一億美元於二零零六年二月十五日屆滿之票據（「票據」）。該票據享有與本公司其他債務同等之收款權利，票據利息將每隔半年期末支付，年息為7.37%。票據已於年底後到期時悉數償還。

iii) 於二零零一年六月一日，本公司之全資附屬公司CITIC Pacific Finance (2001) Limited根據二零零一年五月二十四日及二零零一年六月一日之購買協定發行及出售本金額共值四億五千萬美元之7.625%保證票據（「保證票據」）予投資者，以便為本公司之債務進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

iv) 於二零零五年十月二十六日，本公司之全資附屬公司CITIC Pacific Finance (2005) Limited根據二零零五年十月二十六日所簽訂的認購協議向投資者發行並出售本金額共值八十一億日圓於二零三五年到期的浮息票據（「日圓票據」）用作一般營運資金。所有日圓票據於年底時仍未被註銷或贖回。

v) 除日圓票據外，銀行貸款及其它貸款須於二零一二年或之前全部償還。息率按市場利率計算。

vi) 於二零零五年十二月三十一日，本集團若干存貨、定期存款、應收賬款、租賃土地及自用物業合共賬面值為港幣五億八千五百萬元（二零零四年：港幣五億三千八百萬元），用作本集團若干附屬公司貸款及銀行信貸之抵押。

b.　本集團及本公司之長期負債到期情況如下：

以港幣百萬元計算	集團 二零零五年	集團 二零零四年	公司 二零零五年	公司 二零零四年
銀行貸款之償還期				
一年內	440	151	27	27
二年內	2,167	834	526	154
三至五年內（包括首尾兩年）	9,416	7,422	8,248	6,918
五年後	3,300	1,223	3,300	1,223
	15,323	9,630	12,101	8,322
其他貸款之償還期				
一年內	784	–	780	–
二年內	–	780	–	780
三至五年內（包括首尾兩年）	–	–	–	–
五年後	3,929	3,510	–	–
	4,713	4,290	780	780
	20,036	13,920	12,881	9,102

c.　本集團借款總額相對利率變動及利率重新定價之風險如下：

以港幣百萬元計算	一年或一年以下
二零零四年十二月三十一日 借款總額	10,100
利率掉期影響	2,750
二零零五年十二月三十一日 借款總額	16,456
利率掉期影響	4,575

部分利率風險通過利率掉期對沖。有關詳情請參閱二零零五年年報第四十八頁「衍生工具交易」一節。

本集團之實際利率如下：

	二零零五年	二零零四年
借款總額	4.3%	3.4%

d. 借款之賬面值與其公平價值相若。公平價值之估計為按同類金融工具當前市場利率貼現計算之未來現金流量現值。

e. 借款總額之賬面值按幣種分類如下：

	集團		公司	
以港幣百萬元計算	二零零五年	二零零四年	二零零五年	二零零四年
港幣	12,745	8,364	11,516	7,667
美元	4,519	4,491	857	860
人民幣	3,351	1,053	–	–
其他貨幣	603	672	511	581
	21,218	14,580	12,884	9,108

以港幣百萬元計算	二零零五年	二零零四年
本集團尚未提取之信貸額		
浮動息率		
於一年內屆滿	1,767	1,836
於一年以上屆滿	8,390	7,063
	10,157	8,899

28. 衍生金融工具

金融風險管理

本集團面對各種金融風險。本集團採用各種金融工具（包括衍生工具），以管理所面對之金融風險。

根據本集團風險管理政策，本集團之風險管理集中在總公司層次進行。該政策規定金融風險管理之原則及指引、衍生工具之使用及評估方法。

a. *利率波動風險*

本集團大部分銀行借款為浮動利率借貸。利率風險源自利率波動。

為穩定長期利息開支，本集團致力於維持適當之固定息率及浮動息率借貸。本集團在考慮整體市場條件及趨勢、集團整體之現金流量以及利息倍數比率後決定利率對沖比率。本集團亦採用利率掉期、遠期利率協議及利率期權等工具，以維持適當之對沖比率。

b. *外匯波動風險*

本集團之申報貨幣為港幣。外幣風險源自以外幣計值之資產／負債。本集團透過外匯掉期或遠期合約（包括不可交收遠期）及外匯期權，有效降低外匯波動之淨風險。目前，人民幣並非自由兌換貨幣。此外，由於「註冊資本」（一般規定不得少於有關項目之總投資額25%）必須以美元或港元投入，因此，本集團有不少人民幣淨資產。

c　信貸風險

本集團僅與具有投資評級之金融機構存款或訂立衍生合約，藉以控制交易對手不履行合約之風險。本集團亦採用信貸監控程序。此外，本集團為控制信貸風險，會考慮交易對手向本集團提供之信貸額。

d　流動資金風險

本集團透過維持充足之備用信貸額，藉以審慎管理流動資金風險。此外，本集團積極管理及延展債務到期結構，以確保本集團每年到期債務不會超過當年預期現金流量及集團在該年度進行債務再融資之能力。

有關更多詳情，請參閱本年報「集團之流動資金及資本來源」一節。

以港幣百萬元計算	二零零五年 集團 資產	負債
利率掉期	169	41
遠期外匯合約	11	16
	180	57
減：流動部分		
利率掉期	5	5
遠期外匯合約	7	12
	12	17
	168	40

利率掉期

於二零零五年十二月三十一日未到期之利率掉期合約之名義金額合共為港幣一百一十四億元（二零零四年：港幣九十七億七千萬元）。

以港幣百萬元計算	二零零五年 集團 資產	負債
利率掉期	151	41
遠期外匯合約	7	10
	158	51
減：流動部分		
利率掉期	5	5
遠期外匯合約	3	6
	8	11
	150	40

29. 遞延稅項

a. 集團

遞延稅項乃根據臨時差額按負債法及主要稅率17.5%（二零零四年：17.5%）全數計算。年內，在綜合資產負債表確認之遞延稅項（資產）及負債連同有關變動如下：

以港幣百萬元計算	超出有關折舊之折舊免稅額		虧損		投資物業及其他物業價值之重估		其他		總額	
	二零零五年	重列 二零零四年	二零零五年	重列 二零零四年	二零零五年	重列 二零零四年	二零零五年	重列 二零零四年	二零零五年	重列 二零零四年
遞延稅項來自										
一月一日	510	503	(107)	(102)	818	779	13	13	1,234	1,193
兌換調整	(3)	2	–	–	(3)	1	(3)	1	(9)	4
收購附屬公司	–	–	(72)	–	–	–	–	–	(72)	–
扣除自重估儲備	–	–	–	–	1	2	–	–	1	2
扣除自／（撥入）綜合損益賬	66	5	(61)	(5)	70	36	–	(1)	75	35
十二月三十一日	573	510	(240)	(107)	886	818	10	13	1,229	1,234

以港幣百萬元計算	二零零五年	二零零四年
在綜合資產負債表確認之遞延稅項資產淨額	(158)	(94)
在綜合資產負債表確認之遞延稅項負債淨額	1,387	1,328
	1,229	1,234

b. 並未確認之遞延稅項資產

本集團並未對以下項目之遞延稅項資產進行確認：

	集團	
以港幣百萬元計算	二零零五年	重列 二零零四年
可扣減臨時差額	727	933
稅項虧損	3,570	3,694
應課稅臨時差額	(237)	(168)
	4,060	4,459

以港幣百萬元計算	公司 二零零五年	二零零四年
可扣減臨時差額	15	11
稅項虧損	402	339
	417	350

附註： 在若干稅務地區合共港幣一億五千八百萬元(二零零四年：港幣二億零六百萬元)之可扣減臨時差額及稅項虧損將於未來五年作廢。根據現時稅務條例，其餘金額並無作廢期限。

c. **並未確認之遞延稅項負債**

於二零零五年十二月三十一日，附屬公司之尚未分派溢利所涉及之臨時差額為港幣六億四千一百萬元(二零零四年：港幣七億一千五百萬元)。鑑於本公司控制該等附屬公司之股息政策，而該等附屬公司亦已決定在可見將來極可能不派發溢利，導致並未確認可能因分派該等保留溢利所產生稅項而涉及之遞延稅項負債港幣一億三千一百萬元(二零零四年：港幣一億四千五百萬元)。

30. 資本承擔

以港幣百萬元計算	集團 二零零五年	二零零四年
已批准但未簽約 *(附註)*	759	1,159
已簽約但未撥備 *(附註)*	3,538	3,370

以港幣百萬元計算	公司 二零零五年	二零零四年
已簽約但未撥備	–	1,229

附註： 本集團已批准但未簽約及已簽約但未撥備之資本承擔涉及物業、機器及設備，分別為港幣七億五千九百萬元(二零零四年：港幣十一億五千九百萬元)及港幣十八億九千一百萬元(二零零四年：港幣二十億八千七百萬元)。已簽約但未撥備之承擔餘額為投資於特種鋼鐵業項目港幣十四億二千一百萬元(二零零四年：無)，於發電項目港幣一億七千三百萬元(二零零四年：港幣十一億零八百萬元)及其它項目港幣五千三百萬元(二零零四年：港幣一億七千五百萬元)。

31. 營業租約承擔

於十二月三十一日，本集團日後根據不可撤銷之營業租約必須支付之最低租約付款總額如下：

以港幣百萬元計算	集團 二零零五年	集團 二零零四年	公司 二零零五年	公司 二零零四年
物業承擔				
一年內	109	88	18	6
一年後但五年內	115	103	21	–
五年後	39	32	–	–
	263	223	39	6
其他承擔				
一年內	24	38	–	–
一年後但五年內	67	66	–	–
五年後	38	54	–	–
	129	158	–	–
	392	381	39	6

32. 或然負債

a. 本公司連同香港西區隧道有限公司（「西隧」）其他實益股東同意共同及個別向香港特別行政區政府提供擔保，保證西隧可於約港幣七十五億元之預算內建成西區海底隧道（「隧道」），包括由隧道開始運作後至發出保養證明書之前所需之維修費用。隧道於一九九七年四月完成，總成本約為港幣六十八億元（尚待發出保養證明書）。

就根據上述擔保而提出之任何索償，西隧之實益股東已同意按各自於西隧所佔之最終擁有權比例攤分有關索償金額及彼等因此而須承擔之一切成本、費用及支出。

b. 本公司為其一間全資附屬公司發行之四億五千萬美元保證票據提供擔保。

c. 本公司為其一間全資附屬公司發行之八十一億日圓浮動息率票據提供擔保。

d. 本公司為吉林新力熱電有限公司之人民幣五億三千一百萬元貸款及六千五百萬美元銀行信貸提供最高達60%之個別擔保。

e. 本公司為石家莊鋼鐵有限責任公司（「石鋼」）的附屬公司之最高額為人民幣四億元之銀行貸款提供擔保。本公司已與石鋼簽訂收購協議，有關交易有待監管機構批准。

f. 本公司為一間附屬公司之港幣五億二千八百萬元銀行信貸提供最高達*79.998%*之個別擔保。

g. 本公司為一間附屬公司之人民幣六億元銀行信貸提供擔保。

h. 本公司為一間附屬公司之最高額為人民幣六億元銀行信貸提供擔保。

i. 本公司為一間附屬公司之人民幣二億元及一千萬美元銀行信貸提供擔保。於二零零五年十二月三十一日該一千萬美元銀行信貸尚未被提用。

j. 湖北新冶鋼有限公司，本公司佔95%權益的附屬公司，為本公司另一間附屬公司大冶特殊鋼股份有限公司之人民幣十億零五千萬元銀行信貸及冶鋼集團公司之人民幣三千三百萬元銀行信貸提供擔保。

k. 本公司為一間附屬公司之最高額為人民幣四億一千萬元銀行信貸提供擔保。該等信貸於二零零五年十二月三十一日尚未被提用。

l. 本公司為一間附屬公司之最高額為人民幣一億元銀行信貸提供擔保。該等信貸於二零零五年十二月三十一日尚未被提用。

33. 結算日後事項

二零零六年一月二十日，本公司分別就上海船廠土地發展項目第二期及第三期與中方達成合營協議及框架協議。據此，本公司同意就第二期及第三期分別作出總額約港幣二十三億七千萬元及約港幣三十五億三千萬元投資。

同期，本公司全資附屬公司出售一間物業公司之權益，代價為港幣六十一億八千萬元（可按完成交易的機制予以調整）。

34. 批核賬目

本賬目已於二零零六年三月二十二日獲董事會批核。

35. 主要附屬公司、共同控制實體及聯營公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要附屬公司、共同控制實體、聯營公司及合作合營公司。董事會認為詳列所有附屬公司資料會使本報表過於冗長。

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料# 股份數目	面值	主要業務
發電							
共同控制實體							
淮北國安電力有限公司	中華人民共和國 中外合資經營企業*	12.5	–	12.5	–	–	建設、擁有及經營電廠及發電與銷售電力
內蒙古豐泰發電有限公司	中華人民共和國 中外合資經營企業*	35	–	35	–	–	火力發電廠之經營及管理
江陰利港發電股份有限公司	中華人民共和國 外商投資股份制企業*	54.31	–	54.31	1,170,000,000	人民幣1元	發電站建築及經營
吉林新力熱電有限公司	中華人民共和國 中外合資經營企業*	60	–	60	–	–	火力熱電廠之建設、經營及相關業務
開封新力發電有限公司§	中華人民共和國 中外合資經營企業*	50	–	50	–	–	火力發電廠之經營
新力能源開發有限公司	中華人民共和國 中外合資經營企業*	65	–	65	–	–	投資控股
偉融投資有限公司§	英屬維爾京群島	37.5	–	37.5	–	–	投資控股
無錫太湖抽水蓄能電力有限公司	中華人民共和國 中外合資經營企業*	70	–	70	–	–	抽水蓄能電站之籌建
江陰利電能源材料有限公司	中華人民共和國 中外合資經營企業*	54.31	–	54.31	–	–	煤炭相關業務及提供電力設備的檢修和技術服務
江蘇利港電力有限公司	中華人民共和國 中外合資經營企業*	56.31	–	56.31	–	–	發電站建築及經營

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料+ 股份數目	面值	主要業務
鄭州新力電力有限公司	中華人民共和國 中外合資經營企業*	50	–	50	–	–	發電站建築及經營
聯營公司							
北方聯合電力有限責任公司	中華人民共和國 中外合資經營企業*	20	20	–	–	–	投資控股及電熱力生產供應及相關業務
隧道							
附屬公司							
新香港隧道有限公司	香港	70.8	–	70.8	75,000,000	港幣10元	隧道經營
共同控制實體							
Eastern Harbour Crossing Company Limited[§]	香港	50	–	50	–	–	隧道經營
香港隧道及高速公路管理有限公司	香港	35	–	35	–	–	管理、經營及保養海底隧道
香港西區隧道有限公司[§]	香港	35	–	35	–	–	以專營權方式興建及經營西區海底隧道
環境保護							
共同控制實體							
常州通用自來水有限公司	中華人民共和國 中外合資經營企業*	24.01	–	24.01	–	–	自來水生產及供應
衛業廢物轉運有限公司	香港	50	–	50	–	–	設計、興建及經營廢物轉運站
聯營公司							
衛和化學廢料處理有限公司	香港	20	–	20	–	–	設計、興建、經營及管理化學廢料處理廠
翠谷工程有限公司	香港	30	–	30	–	–	興建及經營廢物堆填區
南華廢物轉運有限公司	香港	30	–	30	–	–	設計、興建及經營廢物轉運站

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料# 股份數目	面值	主要業務
		%	%	%			
上海老港生活垃圾處置有限公司	中華人民共和國 中外合資經營企業*	30	–	30	–	–	設計、興建及經營廢物堆填區
信息業							
附屬公司							
AAA Internet Limited	香港	100	–	100	2	港幣1元	提供互聯網服務
亞太互聯網交換中心有限公司	香港	75	–	75	100,000	港幣1元	提供互聯網服務
中信概念1616有限公司	香港	100	–	100	2	港幣1元	提供電訊服務
中信顧問服務1616有限公司	香港	100	–	100	2	港幣1元	提供電訊顧問服務
中信數據1616有限公司	香港	100	–	100	2	港幣1元	提供數據傳輸服務
中信數碼媒體1616有限公司（前稱中信移動服務1616有限公司）	香港	100	–	100	1	港幣1元	提供電訊服務
中信網絡1616有限公司	香港	100	–	100	2	港幣1元	提供電訊服務
中信泰富信息科技有限公司	百慕達	100	–	100	100,000	港幣1元	投資控股
中信電訊1616有限公司	香港	100	–	100	2	港幣1元	提供國際電訊服務
中信系統1616有限公司	香港	100	–	100	2	港幣1元	提供軟件開發工程
CPCNet Hong Kong Limited	香港	100	–	100	394,866,986	港幣1元	提供電訊服務
CPCNet Japan株式會社	日本	100	–	100	10,000	1,000日圓	提供電訊服務
CPCNet Singapore Private Limited	新加坡	100	–	100	2	1新加坡元	提供電訊服務

名稱	註冊成立地點／主要營運地點 法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料+ 股份數目	面值	主要業務
大連泰富數碼科技有限公司	中華人民共和國 中外合資經營企業*	73.30	–	73.30	不適用	不適用	寬頻網絡及相關業務
Data Communication Services Limited	香港	100	–	100	1,000 38,000,000+	港幣1元 港幣1元	提供電訊設備
世界通電腦資訊有限公司	香港	100	–	100	300,000	港幣10元	提供互聯網服務
香港天網有限公司	香港	100	–	100	2,250,000	港幣1元	提供互聯網服務
寶航有限公司	香港	100	–	100	1,000 2,000,000+	港幣1元 港幣1元	提供國際電訊服務
Wonder Delight Enterprises Inc.	英屬維爾京群島	100	–	100	1	1美元	提供電子商貿服務
廣州市泰富信通技術有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	提供互聯網增值服務
廣州市泰富信通科技有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	提供互聯網增值服務
易邦科技(廣州)有限公司	中華人民共和國 外商獨資企業*	85	–	85	不適用	不適用	提供電訊增值服務
火石軟件(廣州)有限公司	中華人民共和國 外商獨資企業*	85	–	85	不適用	不適用	軟件開發
共同控制實體							
中信國安有限公司	中華人民共和國 中外合資經營企業*	50	–	50	–	–	投資控股
CPCNet 澳門有限公司	澳門	55	–	55	–	–	提供互聯網及電子商貿服務
華奧星空(北京)信息技術有限公司	中華人民共和國 外商獨資企業*	50	–	50	–	–	提供體育相關網上服務

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料+ 股份數目	面值	主要業務
聯營公司							
澳門電訊有限公司	澳門	20	20	–	–	–	電訊傳訊服務
航空							
共同控制實體							
中國國際貨運航空有限公司	中華人民共和國 中外合資經營企業*	25	25	–	–	–	國際、國內航空貨運及相關地面服務
聯營公司							
國泰航空有限公司#	香港	25.42	2.12	23.30	–	–	航空及有關服務
港龍航空有限公司	香港	28.50	–	28.50	–	–	航空業務
Swire Aviation Limited	香港	33.33	–	33.33	–	–	持有香港空運貨站有限公司之10%實際權益
銷售與分銷							
附屬公司							
安達貿易株式會社	日本	100	–	100	250	50,000日圓	汽車零件貿易
大聯合零件銷售中心有限公司	香港	100	–	100	1,000	港幣100元	汽車零件貿易
大昌貿易行(加拿大)有限公司	加拿大	100	–	100	650,000	加幣1元	一般進出口及投資控股
大昌一港龍機場地勤設備服務有限公司	香港	70	–	70	10,000	港幣1元	提供機場地勤儀器維修服務
大昌貿易行工程有限公司	香港	100	–	100	245,950	港幣100元	工程服務
大昌行集團有限公司	香港	100	–	100	21,031,837	港幣10元	投資控股

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料+ 股份數目	面值	主要業務
		%	%	%			
大昌貿易行有限公司	香港	100	–	100	50,000	港幣1,000元	投資控股；進出口及零售食品、電器用品及其他產品
株式會社大昌貿易行	日本	100	–	100	480,000	1,000日圓	食品、汽車及成衣進出口；物業投資及投資控股
大昌貿易行汽車(中國)有限公司	香港	100	–	100	20,000	港幣100元	投資控股
大昌行(汽車租賃服務)有限公司	香港	100	–	100	10,000	港幣10元	汽車租賃
大昌貿易行汽車服務中心有限公司	香港	100	–	100	2,000	港幣100元	汽車維修服務
大昌貿易行汽車(日產－中國)有限公司	香港	100	–	100	2	港幣10元	汽車經銷商
大昌貿易行(新加坡)私人有限公司	新加坡	100	–	100	3,500,000	1新加坡元	投資控股及食品貿易
大昌－港龍航材支援有限公司	香港	70	–	70	10,000	港幣1元	空運設備及有關零件經銷商
大昌－港龍空運設備有限公司	香港	49	–	49	10,000	港幣1元	空運貨櫃維修保養服務及有關零件銷售
大昌行飲品拓展有限公司	香港	100	–	100	60,000	港幣10元	貿易
大昌行物流有限公司	香港	100	–	100	10,000	港幣10元	提供倉儲及運輸服務
大昌貿易行汽車(賓利)有限公司	香港	100	–	100	2	港幣1元	汽車經銷商
DCH Motors Ltd.	加拿大	100	–	100	100	加幣1元	汽車經銷商
合盛汽車有限公司	香港	100	–	100	22,000	港幣10元	汽車經銷商

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料+ 股份數目	面值	主要業務
		%	%	%			
紳迪汽車機械有限公司	香港	100	–	100	166,000	港幣1元	經銷特種用途汽車
合泰汽車有限公司	香港	100	–	100	1,000	港幣100元	汽車經銷商
合誠汽車有限公司	香港	100	–	100	3,000	港幣1,000元	汽車經銷商
捷高汽車零件行有限公司	香港	100	–	100	1,000	港幣100元	汽車零件貿易
江門大昌慎昌工業開發有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	興建及發展工業廠房及倉庫
合朗汽車有限公司	香港	100	–	100	3,000,000	港幣1元	汽車經銷商
合迪汽車有限公司	香港	100	–	100	2	港幣1元	汽車經銷商
合德汽車有限公司	香港	100	–	100	2,000	港幣100元	汽車經銷商
合群汽車有限公司	香港	100	–	100	3,000	港幣1,000元	汽車經銷商
慎昌有限公司	香港	100	–	100	3,000	港幣100元	批發
上海大昌行食品工業有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	食品加工及貿易
合眾汽車私人有限公司	新加坡	100	–	100	3,000,000	1新加坡元	汽車經銷商
合眾汽車有限公司	香港	100	–	100	30,000	港幣100元	汽車經銷商
合眾汽車(中國)有限公司	香港	100	–	100	2	港幣10元	投資控股及汽車貿易
全太國際有限公司	香港	100	–	100	2	港幣1元	貿易
江門大昌慎昌食品加工倉儲有限公司	中華人民共和國外商獨資企業*	100	–	100	不適用	不適用	食品加工及物流服務
共同控制實體							
資生堂大昌行化粧品有限公司	香港	50	–	50	–	–	化粧品貿易

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔	持有股權 本公司	附屬公司	已發行股份資料# 股份數目	面值	主要業務
		%	%	%			
聯營公司							
歐圖中國有限公司§	香港	50	–	50	–	–	分銷音響器材及零件
上海雙滙大昌泰森有限公司§	中華人民共和國 中外合資經營企業*	22	–	22	–	–	生產及出售肉類及有關食品
偉德利(香港)實業國際有限公司	香港	20	–	20	–	–	銷售及分銷家庭電器
沃爾瑪華東百貨有限公司	中華人民共和國 外商獨資企業*	35	–	35	–	–	大型超級市場業務
物業							
附屬公司							
加文有限公司	香港	100	–	100	2	港幣10元	物業投資
加文物業管理有限公司	香港	100	–	100	2	港幣1元	物業管理
Borgia Limited	香港	100	–	100	2	港幣10元	物業投資
百匯中心管理有限公司	香港	100	–	100	2	港幣1元	物業管理
金醇發展有限公司	香港	100	–	100	2	港幣1元	物業發展
貴地有限公司	香港	100	–	100	2	港幣1元	物業投資
Glenridge Company Limited	香港	100	–	100	2	港幣10元	物業投資
恒聯昌置業有限公司	香港	100	–	100	80,000	港幣100元	物業投資
恒聯昌物業管理有限公司	香港	100	–	100	2	港幣1元	物業管理
恒華昌置業有限公司	香港	100	–	100	50,000	港幣100元	物業投資
Lindenford Limited	香港	100	–	100	2	港幣10元	物業投資
嶺星投資有限公司	香港	100	–	100	2	港幣1元	物業投資

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料+ 股份數目	面值	主要業務
超儀有限公司	香港	100	–	100	2	港幣1元	物業投資
上海雄華置業有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	物業投資及管理
Tendo Limited	香港	100	–	100	2	港幣10元	物業投資
裕林貨倉凍房有限公司	香港	100	–	100	1,000,000	港幣1元	經營凍房貨倉
上海中信泰富廣場有限公司	中華人民共和國 中外合資經營企業*	80	–	80	不適用	不適用	物業投資及管理
上海老西門新苑置業有限公司	中華人民共和國 中外合作經營企業*	100	–	100	不適用	不適用	物業發展
無錫太湖景發展有限公司	中華人民共和國 中外合資經營企業*	70	–	70	不適用	不適用	運動健身服務
無錫太湖苑置業有限公司	中華人民共和國 中外合資經營企業*	70	–	70	不適用	不適用	物業投資及發展
無錫太湖美生態環保有限公司	中華人民共和國 中外合資經營企業*	70	–	70	不適用	不適用	環境保護
中信泰富(上海)物業管理有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	物業管理
中信泰富(揚州)置業有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	物業發展
寧波信富置業有限公司	中華人民共和國 中外合作經營企業*	99	–	99	不適用	不適用	物業發展
中信泰富萬寧發展有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	物業發展

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料+ 股份數目	面值	主要業務
中信泰富萬寧(聯合)開發有限公司	中華人民共和國 有限責任公司*	80	–	80	不適用	不適用	物業發展
上海珠街閣房地產開發有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	物業發展
上海雄泰置業有限公司	中華人民共和國 外商獨資企業*	100	100	–	不適用	不適用	物業發展
共同控制實體							
上海瑞明置業有限公司	中華人民共和國 中外合資經營企業*	49	49	–	–	–	物業發展
聯營公司							
中信大廈管理有限公司	香港	40	–	40	–	–	物業管理
又一城控股有限公司§	香港	50	–	50	–	–	物業投資
金蓬投資有限公司	香港	40	–	40	–	–	物業投資
香港興業有限公司§	香港	50	–	50	–	–	物業發展
Kido Profits Limited	英屬維爾京羣島／香港	15	–	15	–	–	物業發展
康富達有限公司§	香港	20	–	20	–	–	物業投資
工業製造							
附屬公司							
江陰興澄特種鋼鐵有限公司	中華人民共和國 中外合資經營企業*	79.56	–	79.56	不適用	不適用	鋼鐵生產
江陰興澄鋼材有限公司	中華人民共和國 中外合資經營企業*	80	–	80	不適用	不適用	鋼鐵生產
江陰興澄儲運有限公司	中華人民共和國 中外合資經營企業*	80	–	80	不適用	不適用	裝卸業務

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料+ 股份數目	面值	主要業務
江蘇泰富興澄特殊鋼有限公司	中華人民共和國 中外合資經營企業*	77.78	–	77.78	不適用	不適用	鋼鐵生產
無錫興澄鋼材有限公司	中華人民共和國 中外合資經營企業*	80	–	80	不適用	不適用	生產及銷售黑色金屬材料
江陰泰富興澄特種材料有限公司	中華人民共和國 中外合資經營企業*	79	–	79	不適用	不適用	生產和銷售熱裝鐵水及相關產品
湖北新冶鋼有限公司	中華人民共和國 中外合資經營企業*	95	–	95	不適用	不適用	鋼鐵生產
大冶特殊鋼股份有限公司	中華人民共和國 中外合資股份有限公司*	56.63	–	56.63	不適用	不適用	鋼鐵生產
財務							
附屬公司							
CITIC Pacific Finance (2001) Limited	英屬維爾京羣島	100	100	–	1,000	1美元	融資安排
Idealand Investment Inc.	巴拿馬共和國	100	–	100	100	1美元	融資安排
CITIC Pacific Finance (2005) Limited	英屬維爾京羣島	100	100	–	1	1美元	融資安排
聯營公司							
Cheer First Limited§	香港	40	–	40	–	–	融資安排
Treasure Trove Limited	香港	50	–	50	–	–	融資安排
匯昌財務有限公司	香港	50	–	50	–	–	提供租購及租賃融資
其他							
附屬公司							
中信泰富（中國）投資有限公司	中華人民共和國 外商獨資企業*	100	–	100	不適用	不適用	投資控股
上海滬信東倉儲有限公司	中華人民共和國 中外合作經營企業*	100	–	100	不適用	不適用	物流配套發展

名稱	註冊成立地點／主要營運地點法人類別*	集團應佔 %	持有股權 本公司 %	附屬公司 %	已發行股份資料† 股份數目	面值	主要業務
共同控制實體							
中信資本市場控股有限公司	香港	50	–	50	–	–	投資控股
聯營公司							
上海國睿生命科技有限公司	中華人民共和國 中外合資經營企業*	24.94	24.94	–	–	–	組織工程產品的研發

附註：

† 除另有指明外，指普通股份。

✝ 無投票權遞延股份－此等股份之權利、特權及限制列載於有關公司之組織章程細則內。

§ 於二零零五年十二月三十一日在本公司及其附屬公司的擔保下獲得財務資助及信貸的連繫公司。

本集團之主要聯營公司國泰航空有限公司已公佈賬目之摘要載於第110及111頁。

國泰航空有限公司已公佈賬目之摘要

a. 綜合損益賬

截至二零零五年十二月三十一日止年度

以港幣百萬元計算	二零零五年	二零零四年
營業額		
客運服務	30,274	26,407
貨運服務	12,852	11,395
航空飲食、收回款項及其他服務	7,783	4,959
營業總額	50,909	42,761
開支		
員工	(9,025)	(8,842)
機上服務及乘客開支	(2,033)	(1,758)
著陸、停泊及航線開支	(6,947)	(6,121)
燃料	(15,588)	(9,321)
飛機維修	(4,527)	(3,784)
飛機折舊及營業租賃	(4,893)	(4,379)
其他折舊及營業租賃	(790)	(814)
佣金	(555)	(529)
其他	(2,408)	(1,966)
營業開支	(46,766)	(37,514)
營業溢利	4,143	5,247
財務支出	(1,605)	(1,628)
財務收入	1,161	1,045
財務支出淨額	(444)	(583)
應佔聯屬公司溢利	269	298
除税前溢利	3,968	4,962
税項	(500)	(446)
本年度溢利	3,468	4,516
應佔溢利		
國泰航空股東	3,298	4,417
少數股東權益	170	99
	3,468	4,516
股息		
中期－已派	676	674
末期－擬派	947	1,520
	1,623	2,194
每股盈利 *（港幣仙）*		
基本	97.7	131.4
攤薄	97.4	130.7
每股股東資金 *（港幣元）*	10.3	9.8

b. **綜合資產負債表**
二零零五年十二月三十一日結算

以港幣百萬元計算	**二零零五年**	**二零零四年**
資產及負債		
非流動資產及負債		
固定資產	50,156	50,259
無形資產	260	348
於聯屬公司的投資	1,731	1,743
其他長期應收款項及投資	5,453	5,589
	57,600	57,939
長期負債	(27,745)	(27,698)
相關已抵押存款	8,853	10,036
長期負債淨額	(18,892)	(17,662)
退休福利責任	(72)	(102)
遞延税項	(6,460)	(7,280)
	(25,424)	(25,044)
非流動資產淨值	32,176	32,895
流動資產及負債		
存貨	657	524
貿易及其他應收款項	6,538	5,347
流動資金	13,459	11,474
	20,654	17,345
長期負債的流動部分	(4,849)	(7,096)
相關已抵押存款	1,286	2,127
長期負債的流動部分淨額	(3,563)	(4,969)
貿易及其他應付款項	(7,625)	(7,163)
未獲運輸收益	(3,864)	(3,622)
税項	(2,527)	(1,497)
	(17,579)	(17,251)
流動資產淨值	3,075	94
資產淨值	35,251	32,989
資本及儲備		
股本	676	674
儲備	34,292	32,181
國泰航空股東應佔資金	34,968	32,855
少數股東權益	283	134
股東權益總額	35,251	32,989

3. 本集團的負債

於二零零六年三月三十一日（即本通函付印前本債務聲明的最後實際可行日期）營業時間結束時，本集團的尚未償還借款約為港幣19,043,000,000元，包括銀行貸款約港幣15,106,000,000元（即有抵押銀行貸款約為港幣659,000,000元，而無抵押銀行貸款約為港幣14,447,000,000元）及無抵押其他貸款港幣3,937,000,000元。

董事確認本集團自二零零五年十二月三十一日以來，或然負債並無重大改變。本集團於二零零五年十二月三十一日的或然負債詳情載於中信泰富截至二零零五年十二月三十一日止年度的經審核綜合財務報表附註32（本通函第96頁）。

於二零零六年三月三十一日，本集團賬面值合共港幣483,000,000元的若干自用物業及機器用作其中一間附屬公司及第三方銀行信貸額的抵押。

於二零零六年三月三十一日，除以上所披露及除集團內公司間的負債外，本集團並無任何已發行及尚未償還，或已批准／設立但未發行的債務證券，任何其他定期貸款（不論為有抵押、無抵押、有擔保或無擔保）、任何其他性質上為借款的借貸或負債（包括銀行透支及承兑負債（正常貿易票據除外）或承兑信貸或租購承擔（不論有抵押／無抵押、有擔保或無擔保））、任何其他按揭或押記、任何其他或然負債。

外幣金額已按二零零六年三月三十一日營業時間結束時的當時匯率折算為港幣元。

4. Sino-Iron及Balmoral的負債

於二零零六年三月三十一日，Sino-Iron及Balmoral的唯一借款是分別欠Mineralogy約港幣213,000,000元及港幣85,500,000元。根據Sino-Iron收購協議及Balmoral收購協議，該兩項結餘應於本集團認購股份完成前，以來自股份認購的資金清還。

外幣金額已按於二零零六年三月三十一日營業時間結束時的兑換率折算為港幣。

5. 營運資金

計及經擴大集團可動用的財務資源，包括內部產生的資金及可動用的銀行信貸額，及本公司有意以取得項目融資方式為Sino-Iron及Balmoral最少估計資本開支撥資的大部分，本公司的董事認為經擴大集團將會有足夠營運資金最少供其未來二十四個月（由本通函刊發日期起計）的目前需求。

6. 無重大不利轉變

除如本通函董事會函件所披露的收購，以及二零零六年二月十日有關上海船塢土地發展項目及出售又一城50%權益的通函外，中信泰富董事確認自二零零五年十二月三十一日（即本集團的最新經審核財務報表的截算日期）以來，本集團的財務及經營狀況均無重大轉變。



香港
遮打道10號
太子大廈
8樓

敬啟者：

以下是吾等編製有關於Sino Iron Pty Ltd（「該公司」）的財務資料，本報告的第I至IV節包括該公司於二零零三年、二零零四年及二零零五年六月三十日及二零零五年十二月三十一日的資產負債表，及該公司分別截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度和截至二零零五年十二月三十一日止六個月期間（「有關期間」）的相關利潤表、股權變動表及其附註（合稱為「財務資料」），以及該公司未經審核的財務資料，包括截至二零零四年十二月三十一日止六個月期間的利潤表、股權變動表及其附註（「二零零四年十二月三十一日相應資料」），以供收錄於中信泰富有限公司（「中信泰富」）於二零零六年五月八日發出的股東通函（「通函」）內。

該公司於一九九二年十二月十六日在澳洲註冊成立，從事採礦、勘探及相關服務。

於本報告日期，該公司並無編製經審核財務報表，因為根據澳洲有關法律及法規，該公司毋須編製經審核財務報表。

該公司於分別截至二零零三年、二零零四年及二零零五年六月三十日止三個年度和截至二零零五年十二月三十一日止六個月期間的賬冊和記錄，已按照澳洲一切適用的公認會計準則編製。

該公司並無編製及審核於二零零五年十二月三十一日後的財務報表。

編製基準

該公司管理層按照本報告第IV節附註2(b(i))中所載的基準，及作出適當的調整後，編製出財務資料及二零零四年十二月三十一日相應資料。就本報告而言，管理層已根據

香港會計師公會頒佈的財務報告準則及《香港聯合交易所有限公司證券上市規則》的披露規定作出調整，重列相關財務報表。

責任

該公司的管理層負責編製真實及公允的財務資料。於編製真實及公允的財務資料時，必須貫徹選用合適的會計政策，審慎合理作出判斷和估計，以及列明與適用會計準則有嚴重偏離的理由。

吾等的責任是根據本事務所對財務資料的審核作出獨立意見。

意見基準

就本報告而言，作為對財務資料作出意見的基準，吾等已按照香港會計師公會頒佈的香港審核準則對該公司於分別截至二零零三年、二零零四年及二零零五年六月三十日止三個年度和截至二零零五年十二月三十一日止六個月期間的財務報表進行適當的審核步驟，此外，吾等亦根據香港會計師公會發出的「招股章程及申報會計師」審核指引進行吾等認為必需的額外步驟。吾等並無審核該公司關於二零零五年十二月三十一日以後任何期間的財務報表。

審核包括以抽查方式查核與財務資料所載數額及披露的有關憑證，亦包括評估該公司管理層就編製財務資料所作出的重大估計及判斷，以及所採用的會計政策是否適合該公司的具體情況，及有否貫徹運用並充分披露該等會計政策。

吾等在計劃及進行審核工作時，是以取得一切吾等認為必需的資料及解釋為目標，以使便吾等獲得充足憑證，就財務資料是否存有重大錯誤陳述作出合理的確定。在提出意見時，吾等亦已衡量該等財務資料所載資料在整體上是否足夠。吾等相信，吾等的審核工作已為下列意見建立合理的基礎。

意見

吾等認為，就本報告而言，已根據本報告第IV節附註2(b(i))列出的基準作出一切認為必需的調整，而財務資料已真實及公允地反映了該公司於有關期間的業績和股權變動，及該公司於二零零三年、二零零四年及二零零五年六月三十日及二零零五年十二月三十一日的財務狀況。

已進行的審閱工作

為編製本報告，吾等已按照香港會計師公會所頒佈核數準則第700號「中期財務報告審閱」的規定審閱二零零四年十二月三十一日相應資料，該公司管理層須對有關資料承擔責任。

審閱工作主要包括向管理層作出查詢及分析二零零四年十二月三十一日相應資料，評估會計政策是否貫徹運用賬項呈列方式是否一致；賬項中另有説明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，本事務所不會對二零零四年十二月三十一日相應資料發表審核意見。

審閱結論

於審閱（不構成審核）二零零四年十二月三十一日相應資料時，就本報告而言，吾等並沒有察覺二零零四年十二月三十一日止六個月期間有關資料需要作出任何重大的修訂。

(I) 利潤表

	第IV節	截至六月三十日止年度			截至十二月三十一日止六個月	
	附註	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
		港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
						(未經審核)
其他經營開支		–	(207,015)	–	–	–
除税前虧損	3	–	(207,015)	–	–	–
所得税	4	–	–	–	–	–
年內／期內虧損		–	(207,015)	–	–	–
每股虧損						
基本	6	–	港幣(20,702)元	–	–	–
攤薄	6	不適用	不適用	不適用	不適用	不適用

第IV節附註為財務資料一部分。

(II) 資產負債表

	第IV節 附註	二零零三年 港幣千元	六月三十日 二零零四年 港幣千元	二零零五年 港幣千元	十二月三十一日 二零零五年 港幣千元
非流動負債					
欠直屬控股公司的款項	*7*	–	207,015	227,301	217,466
淨負債		–	(207,015)	(227,301)	(217,466)
股本及儲備					
股本	*8(i)*	52	52	52	52
儲備		(52)	(207,067)	(227,353)	(217,518)
股東權益總額	*8*	–	(207,015)	(227,301)	(217,466)

第IV節附註為財務資料一部分。

(III) 股權變動表

	第IV節 附註	截至六月三十日止年度 二零零三年 港幣千元	截至六月三十日止年度 二零零四年 港幣千元	截至六月三十日止年度 二零零五年 港幣千元	截至十二月三十一日止六個月 二零零五年 港幣千元	截至十二月三十一日止六個月 二零零四年 港幣千元 (未經審核)
該公司股東應佔權益：						
於七月一日結餘		–	–	(207,015)	(227,301)	(207,015)
於權益內直接確認的淨(虧損)／收益						
換算該公司財務報表的匯兑差額	*8*	–	–	(20,286)	9,835	(26,090)
年內／期內虧損	*8*	–	(207,015)	–	–	–
年內／期內確認的(開支)／溢利總額		–	(207,015)	(20,286)	9,835	(26,090)
於六月三十日／十二月三十一日的股東權益總額		–	(207,015)	(227,301)	(217,466)	(233,105)

第IV節附註為財務資料一部分。

(IV) 財務資料附註

1. 一般資料

Sino Iron Pty Ltd.(「該公司」)是於澳洲註冊成立的公司,註冊辦事處及主要營業地點為Level 11, 135 Wickham Street, Spring Hill, 4004, Queensland, Australia.

該公司自二零零四年七月一日以來並無運作。

2. 主要會計政策

(a) 遵例聲明

本報告所載財務資料是按照以下所載主要會計政策而編製。這些會計政策與香港財務報告準則一致,該準則是包括由香港會計師公會頒佈的一切適用的香港財務報告準則、香港會計準則及詮釋,並符合香港普遍採納的會計原則。

所呈列的財務資料亦符合香港聯合交易所有限公司證券上市規則的披露規定。

下文所載的會計政策在呈列的財務資料一切期間均已貫徹運用。

(b) 編製基準及計量

(i) 編製基準

該公司於二零零五年十二月三十一日的淨負債為港幣217,466,000元(二零零三年六月三十日:港幣零元;二零零四年六月三十日:港幣207,105,000元;二零零五年六月三十日:港幣227,301,000元)。本報告所載的財務資料已按持續經營基準編製,雖然該公司於二零零五年十二月三十一日為淨負債,但該公司的直屬控股公司Mireralogy Pty Ltd.已承諾向該公司持續提供所需的財務支持,以確保其以持續經營方式經營。

(ii) 計量基準

用以編製財務資料的計量基準是實際成本法。

香港財務報告準則第1號「首次採用香港財務報告準則」已在編製財務資料時運用。該財務資料是該公司首份按照香港財務報告準則編製的財務資料。由澳洲公認會計準則轉到香港財務報告準則並無對該公司的財務業績及狀況有重大影響。

(c) **現金流量表**

現金流量表並無編製，因為該公司於有關期間並無任何現金流量，亦無在整個有關期間任何時間有任何現金或等同現金。

來自該公司業務的開支均為與其直屬控股公司的非現金交易，而所涉及的金額均為公司間的流動金額變動。

(d) **其他應付款**

其他應付款初步按公平值確認，除非貼現作用不大，否則其後按攤銷成本列賬，在這情況下以成本列賬。

(e) **所得稅**

年內所得稅項包括本期稅項及遞延稅項資產和負債之變動。本期稅項及遞延稅項資產和負債之變動均在利潤表內確認，惟與直接確認為股東權益項目相關者，則確認為股東權益。

本期稅項是按年內應課稅收入根據已執行或在結算日實質上已執行之稅率計算之預期應付稅項，加上以往年度應付稅項之任何調整。

遞延稅項資產和負債分別由可抵扣和應課稅之暫時差異產生。暫時差異是指資產和負債在財務報告上之賬面金額與該等資產和負債之計算基礎之差異。遞延稅項資產亦可由未利用可抵扣稅項虧損和未利用稅款抵減產生。

除了某些有限之例外情況外，所有遞延稅項負債及所有遞延稅項資產（僅限於很可能獲得利用該資產來抵回未來應課稅溢利）均作確認。支持確認由可抵扣暫時差異所產生遞延稅項資產之未來應課稅溢利包括因轉回目前存在之應課稅暫時差異而產生之數額；惟該等轉回的差異必須與同一稅務機關及同一應課稅實體有關，並預期在可抵扣暫時差異預計轉回之同一期間或遞延稅項資產所產生稅項虧損可向後期或向前期結轉之期間內轉回。在決定目前存在之應課稅暫時差異是否足以支持確認由未利用可抵扣稅項虧損和未利用稅款抵減所產生之遞延稅項資產時，亦會採用同一準則，即倘若該等差異與同一稅務機關及同一應課稅實體有關，並預期在能夠使用該等虧損和稅款抵減之同一期間內轉回，則會計及有關差異。

不確認為遞延稅項資產和負債之暫時差異是產生自以下有限之例外情況：不影響會計或應課稅溢利之資產或負債之初始確認。

遞延稅項金額是按照資產和負債賬面金額之預期實現或清償方式，根據已執行或在結算日實質上已執行之稅率計量。遞延稅項資產和負債均不貼現計算。

遞延稅項資產之賬面金額會在每個結算日評估，倘預期不再可能獲得足夠之應課稅溢利以利用相關之稅務利益，則該遞延稅項資產之賬面金額便會調低，倘日後可能獲得足夠之應課稅溢利，則有關減額便會轉回。

本期稅項結餘和遞延稅項結餘及有關變動會分開呈列，且不會予以抵銷。倘及僅於該公司擁有合法執行之權利以本期稅項負債抵銷本期稅項資產並符合以下附帶條件，則本期稅項資產與本期稅項負債，以及遞延稅項資產與遞延稅項負債可分別互相抵銷：

- 倘屬本期所得稅資產和負債，該公司計劃按淨額基準結算，或同時變現該資產和清償該負債；或

- 倘屬遞延稅項資產和負債，該等資產和負債必須與同一稅務機關就以下其中一項徵收之所得稅有關：

  - 同一應課稅實體；或

  - 不同應課稅實體，而該等實體計劃在日後每個預計有大額遞延稅項負債需要清償或大額遞延稅項資產可以收回之期間，按淨額基準實現本期稅項資產和清償本期稅項負債，或同時變現該資產和清償該負債。

(f) 外幣換算

該公司的功能貨幣是澳洲元。

於有關期間的外幣交易按交易日的當時匯率換算。以外幣計算的貨幣資產及負債按結算日的當時外匯匯率換算。匯兑收益及虧損在利潤表列賬。

以實際成本計量的外幣非貨幣資產及負債按交易日當時的匯率換算。以外幣計算按公平值列賬的非貨幣資產及負債以公平值列賬日的當時匯率換算。

在編製以港幣元呈列的財務報表時，該公司的經營業績按大約為交易日當時的外匯匯率換算。資產負債表項目按各自的結算日當時的匯率換算為港幣元。所得匯兑差額直接確認為另一項股東權益項目。

(g) 關連人士

就財務報表而言，與該公司有關而該公司直接或間接控制該人士或對其財務及經營決策有重大影響（反之亦然），或倘該公司與該人士受到同一控制或同一重大影響，則該人士視為關連人士。關連人士可以是個人（管理層主要人員、高持股量股東及／或其至親）或其他實體，包括受到該公司關連人士（為個人）重大影響的實體，以及為該公司或屬於該公司關連人士的任何實體的僱員而設的離職福利計劃。

3. 除稅前虧損

除稅前虧損已扣除

	截至六月三十日止年度			截至十二月三十一日止六個月	
	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元* (未經審核)
核數師酬金	–	–	–	–	–
營業租約費用	–	(207,015)	–	–	–

4. 利潤表內的所得稅

(a) 所得稅

該公司須於整個有關期間繳納澳洲所得稅,所得稅按年內的估計應課稅溢利30%計算。

財務資料內並無澳洲所得稅撥備,因為該公司於有關期間並無賺取任何應課稅收入。

根據附註2(e)所載的會計政策,該公司並無就累計稅務虧損港幣207,015,000元(二零零三年六月三十日:港幣零元;二零零四年六月三十日:港幣207,015,000元;二零零五年六月三十日:港幣207,015,000元)而確認為遞延稅項資產,因為於澳洲稅務法權區,不大可能有未來應課稅盈利運用該虧損。根據現行稅務法,稅務虧損不會到期完結。

(b) 按適用稅率計算的所得稅開支及會計虧損之對賬

	截至六月三十日止年度			截至十二月三十一日止六個月	
	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元* (未經審核)
除稅前虧損	–	(207,015)	–	–	–
除稅前虧損的名義稅項	–	(62,105)	–	–	–
未確認的可抵扣虧損的稅務影響	–	62,105	–	–	–
實際稅項開支	–	–	–	–	–

5. 董事酬金及員工成本

董事:	截至六月三十日止年度 二零零三年 港幣千元	截至六月三十日止年度 二零零四年 港幣千元	截至六月三十日止年度 二零零五年 港幣千元	截至十二月三十一日止六個月 二零零五年 港幣千元	截至十二月三十一日止六個月 二零零四年 港幣千元 (未經審核)
Clive F Palmer	–	–	–	–	–
Jean Mensink	–	–	–	–	–
Liam Scanlan	–	–	–	–	–
	–	–	–	–	–

於有關期間內,該公司未有支付任何員工薪金。

6. 每股虧損

(a) 基本每股虧損

基本每股虧損是根據股東應佔虧損港幣零元(二零零三年六月三十日:港幣零元;二零零四年六月三十日:港幣207,015,000元;二零零五年六月三十日:港幣零元)及有關期間已發行普通股10,000股計算。

(b) 每股虧損之攤薄

由於在有關期間內並無事項攤薄每股之虧損,故有關期間每股虧損之攤薄並無呈列。

7. 欠直屬控股公司的款項

欠直屬控股公司的款項是無抵押、免息及無固定還款期。

8. 股本及儲備

	股本 (*附註i*) *港幣千元*	保留溢利 *港幣千元*	匯兑儲備 (*附註ii*) *港幣千元*	合計 *港幣千元*
於二零零二年七月一日及二零零三年六月三十日	52	(52)	–	–
年內虧損	–	(207,015)	–	(207,015)
於二零零四年六月三十日	52	(207,067)	–	(207,015)
換算該公司財務報表匯兑差額	–	–	(20,286)	(20,286)
於二零零五年六月三十日	52	(207,067)	(20,286)	(227,301)
換算該公司財務報表匯兑差額	–	–	9,835	9,835
於二零零五年十二月三十一日	52	(207,067)	(10,451)	(217,466)

附註:

(i) 股本

於有關期間內,該公司有10,000股每股面值1澳元(相當於每股面值港幣5.2元)的已發行及繳足股份。

(ii) **匯兑儲備**

匯兑儲備指編製財務報表時換算該公司財務報表為香港呈列貨幣的匯兑差額。

(iii) **儲備可分派程度**

於二零零五年十二月三十一日及於有關期間內，該公司並無可供分派予股東的儲備金額。

9. 金融工具

該公司的財務負債包括欠直屬控股公司的款項。於各結算日，該公司並無持有或發行可作買賣用途的金融工具。

(a) **流動資金風險**

該公司的政策，是要定期監察現行及預期流動資金需求，以確保可從其控股公司獲得足夠資金應付短期和長期流動資金需求。

(b) **公平值**

欠直屬控股公司的款項是無抵押、免息及無固定還款期，故披露其公平值並無意義。

10. 關連人士交易

除在財務報表其他地方披露有關期間與關連人士訂立的交易和結餘外，該公司有以下重大關連交易：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
					(未經審核)
Mineralogy Pty Ltd.					
年內租金佣金及向母公司支付款項	–	207,015	–	–	–

此金額為於截至二零零四年六月三十日止年度佔用直屬控股公司的部份採礦租賃而支付予直屬控股公司的租金費用。

11. 最終控股公司

董事認為於有關期間，該公司的母公司及最終控股人士是Mineralogy Pty Ltd.。

12. 已頒佈但於有關期間尚未生效的修訂、新準則和詮釋的可能影響

直至財務資料發表日期，香港會計師公會已頒佈以下於有關期間尚未生效及尚未於財務資料中採納的修訂、新準則和詮釋：

	由以下會計期間或之後生效
香港財務報告準則第6號，礦產資源之勘探及評估	二零零六年一月一日
香港(國際財務報告準則詮釋委員會)第4號，釐定一項安排是否包括租賃	二零零六年一月一日
香港(國際財務報告準則詮釋委員會)第5號，解除運作、復原及環境修復所產生權益之權利	二零零六年一月一日
香港會計準則第19號(修訂本)，僱員福利－精算損益、集團計劃及披露事項	二零零六年一月一日
香港會計準則第39號(修訂本)，金融工具：確認及計量：	
－預測集團內交易現金流量對沖會計	二零零六年一月一日
－購股權公平值	二零零六年一月一日
－財務擔保合約	二零零六年一月一日
香港會計準則第1號，財務報表之呈報	二零零六年一月一日
香港會計準則第27號，綜合及獨立財務報表	二零零六年一月一日
香港財務報告準則第3號，業務合併	二零零六年一月一日
香港財務報告準則第7號，金融工具：披露	二零零七年一月一日
香港會計準則第1號(修訂本)，財務報表之呈報：資本披露	二零零七年一月一日

該公司正評估這些修訂、新準則和詮釋預計在應用初期會有何影響。至今，其認為雖然採納可能會導致新的或修訂披露，但不大可能會對該公司的經營和財務狀況有重大影響。

(V) 結算日後事項

根據Mineralogy Pty Ltd.(「Mineralogy」)與該公司於二零零六年三月二十一日訂立的開採權／租賃協議(「該協議」)，該公司獲授與進入許可權利，可在位於西澳洲皮爾巴拉(Pilbara)區採礦區開採10億噸磁鐵礦石(「該項目」)。Mineralogy直接向西澳洲政府取得開採權。

於二零零五年十二月三十一日，採礦區的總探明、推斷及可能資源約為2,185,000,000噸磁鐵礦石，是根據現行澳洲聯合礦產儲量委員會規範（JORC，2004），由獨立技術專家公司Golder Associates Pty Ltd.審閱及評估。

資本開支

根據該協議，該公司將負責採礦區的採礦及從採礦區開採磁鐵礦石並將透過該公司建造或安裝的採礦及加工設施或基建將磁鐵礦石加工成為產品（「採礦項目」）。該公司已和Mineralogy協定，將安排融資以支付上述由該公司進行該採礦項目的啟動及基建工程（包括但不限於開採設施、設備、生產廠房、港口、發電站、海水化淡廠、公路、運輸管道及一切必要的配套基建設施）。

該公司需要出資建造的其中一些基建位於該公司項目地區以外。這些設施的所有權歸Mineralogy所有，因為它是土地擁有人。然而，該公司在項目可用年期內，按與這些設施的其他使用者比較公平同等的條款支付營運和保養成本後，有權使用設施。倘在該區有參與者開展其他項目而欲使用這些設施，這些新參與者將須向該公司支付某個金額，以分擔與建造設施有關的資本成本。採礦項目所需的資本開支估計為1,370,000,000美元（約港幣10,686,000,000元）。

專利費

該公司亦同意就其開採所得的磁鐵礦石向Mineralogy支付專利費，在獲授的開採權年期按季支付。上述專利費包括兩個部分：

i)　根據開採所得的磁鐵礦石數量，該公司開採所得的磁鐵礦石每噸支付0.30澳元（約港幣1.68元）（按上季通脹作出調整）；及

ii)　根據生產所得的產量，參考球團和紐曼山粉礦的市價（作為精礦粉價格的參考）支付額外的專利費。

除非因該公司控制範圍以外的事情所阻礙，否則該公司須於二零零六年三月二十一日後七年內生產不少於6,000,000噸產品。倘該公司未能達到該產量，則須於第七年結束後一個月內向Mineralogy支付按6,000,000噸產品計算的專利費。若按二零零五年市價計算，有關金額估計約為42,000,000美元（約港幣327,600,000元）。乃在該公司按同年實際產量支付予Mineralogy的專利費以外其須另外支付的金額。專利費於第七年後將須繼續支付，金額仍視乎所採得的磁鐵礦石量及生產量而定。此項專利費將不設上限。

若該公司完成生產500,000噸產品前在任何證券交易所上市，及Mineralogy行使根據協議所獲授的認購權購入該公司股份，第二部份的專利費將可停止支付。

地盤復修

根據協議的條款和條件或倘法例規定（「法例規定」），該公司就其相關的活動而須進行地盤復修工程。其中，在礦坑關閉後，該公司須根據法例規定清除及處置該公司項目設施，並進行一切必需的地盤復修工程。

為支付未來可能須支付及保障能支付的地盤復修成本作出準備，Mineralogy將成立一個地盤復修基金（「該基金」）、該公司將每年向該基金支付由Mineralogy根據其對未來地盤復修成本作出最佳估計而釐定的金額，而該公司早已每年向該基金支付該金額（如有）。根據已知資料，Mineralogy目前仍未能為該公司對地盤復修成本作出合理估計。

於二零零六年三月三十一日，中信泰富有限公司（「中信泰富」）的全資附屬公司與Mineralogy訂立協議（「Sino-Iron收購協議」），以215,000,000美元（約港幣1,677,000,000元）收購該公司的全部權益。採礦項目的大部分資本開支以項目發債方式撥付，餘額由中信泰富撥付。

(VI) 結算日後財務報表

該公司並無就二零零五年十二月三十一日後任何期間編製經審核財務報表。

此致

Sino Iron Pty Ltd.
列位董事 台照

畢馬威會計師事務所
香港執業會計師
謹啟

二零零六年五月八日



香港
遮打道10號
太子大廈
8樓

敬啟者：

以下是吾等編製有關於Balmoral Iron Pty Ltd.（「該公司」）的財務資料，本報告的第I至IV節包括該公司於二零零三年、二零零四年及二零零五年六月三十日及二零零五年十二月三十一日的資產負債表，及該公司分別截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度和截至二零零五年十二月三十一日止六個月期間（「有關期間」）的相關利潤表、股權變動表及其附註（合稱為「財務資料」），以及該公司未經審核的財務資料，包括截至二零零四年十二月三十一日止六個月期間的利潤表、股權變動表及其附註（「二零零四年十二月三十一日相應資料」），以供收錄於中信泰富有限公司（「中信泰富」）於二零零六年五月八日發出的股東通函（「通函」）內。

該公司於一九九二年十二月十六日在澳洲註冊成立，從事採礦、勘探及相關服務。

於本報告日期，該公司並無編製經審核財務報表，因為根據澳洲有關法律及法規，該公司毋須編製經審核財務報表。

該公司於分別截至二零零三年、二零零四年及二零零五年六月三十日止三個年度和截至二零零五年十二月三十一日止六個月期間的賬冊和記錄，已按照澳洲一切適用的公認會計準則編製。

該公司並無編製及審核於二零零五年十二月三十一日後的財務報表。

編製基準

該公司管理層按照本報告第IV節附註2(b(i))中所載的基準，及作出適當的調整後，編製出財務資料及二零零四年十二月三十一日相應資料。就本報告而言，管理層已根據香港會計師公會頒佈的財務報告準則及《香港聯合交易所有限公司證券上市規則》的披露規定作出調整，重列相關財務報表。

責任

該公司的管理層負責編製真實及公允的財務資料。於編製真實及公允的財務資料時，必須貫徹選用合適的會計政策，審慎合理作出判斷和估計，以及列明與適用會計準則有嚴重偏離的理由。

吾等的責任是根據本事務所對財務資料的審核作出獨立意見。

意見基準

就本報告而言，作為對財務資料作出意見的基準，吾等已按照香港會計師公會頒佈的香港審核準則對該公司於分別截至二零零三年、二零零四年及二零零五年六月三十日止三個年度和截至二零零五年十二月三十一日止六個月期間的財務報表進行適當的審核步驟，此外，吾等亦根據香港會計師公會發出的「招股章程及申報會計師」審核指引進行吾等認為必需的額外步驟。吾等並無審核該公司關於二零零五年十二月三十一日以後任何期間的財務報表。

審核包括以抽查方式查核與財務資料所載數額及披露的有關憑證。亦包括評估該公司管理層就編製財務資料所作出的重大估計及判斷，以及所採用的會計政策是否適合該公司的具體情況，及有否貫徹運用並充分披露該等會計政策。

吾等在計劃及進行審核工作時，是以取得一切吾等認為必需的資料及解釋為目標，以使便吾等獲得充足憑證，就財務資料是否存有重大錯誤陳述作出合理的確定。在提出意見時，吾等亦已衡量該等財務資料所載資料在整體上是否足夠。吾等相信，吾等的審核工作已為下列意見建立合理的基礎。

意見

吾等認為，就本報告而言，已根據本報告第IV節附註2(b(i))列出的基準作出一切認為必需的調整，而財務資料已真實及公允地反映了該公司於有關期間的業績和股權變動，及該公司於二零零三年、二零零四年及二零零五年六月三十日及二零零五年十二月三十一日的財務狀況。

已進行的審閱工作

為編製本報告，吾等已按照香港會計師公會所頒佈核數準則第700號「中期財務報告審閱」的規定審閱二零零四年十二月三十一日相應資料，該公司管理層須對有關資料承擔責任）。

審閱工作主要是包括向管理層作出查詢及分析二零零四年十二月三十一日相應資料，評估會計政策是否貫徹運用賬項呈列方式是否一致；賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，本事務所不會對二零零四年十二月三十一日有關資料發表審核意見。

審閱結論

於審閱（不構成審核）二零零四年十二月三十一日相應資料時，就本報告而言，吾等並沒有察覺二零零四年十二月三十一日止六個月期間有關資料需要作出任何重大的修訂。

(I) 利潤表

	第IV節附註	截至六月三十日止年度 二零零三年 港幣千元	截至六月三十日止年度 二零零四年 港幣千元	截至六月三十日止年度 二零零五年 港幣千元	截至十二月三十一日止六個月 二零零五年 港幣千元	截至十二月三十一日止六個月 二零零四年 港幣千元 (未經審核)
其他經營開支		–	(82,806)	–	–	–
除稅前虧損	3	–	(82,806)	–	–	–
所得稅	4	–	–	–	–	–
年內／期內虧損		–	(82,806)	–	–	–
每股虧損						
基本	6	–	港幣(1.66)元	–	–	–
攤薄	6	不適用	不適用	不適用	不適用	不適用

第IV節附註為財務資料一部分。

(II) 資產負債表

	第IV節		六月三十日		十二月三十一日
		二零零三年	二零零四年	二零零五年	二零零五年
	附註	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
非流動負債					
欠直屬控股公司的貸款	7	–	(82,806)	(90,920)	(86,986)
淨負債		–	(82,806)	(92,920)	(86,986)
股本及儲備					
股本	*8(i)*	52	52	52	52
儲備		(52)	(82,858)	(90,972)	(87,038)
股東權益總額	*8*	–	(82,806)	(90,920)	(86,986)

第IV節附註為財務資料一部分。

(III) 股權變動表

	第IV節附註	截至六月三十日止六個月 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零四年 港幣千元 (未經審核)
該公司股東應佔權益：						
於七月一日結餘		–	–	(82,806)	(90,920)	(82,806)
於權益內直接確認的淨(虧損)／收益						
換算該公司財務報表的匯兑差額	*8*	–	–	(8,114)	3,934	(10,436)
年內／期內虧損	*8*	–	(82,806)	–	–	–
年內／期內確認(開支)／溢利總額		–	(82,806)	(8,114)	3,934	(10,436)
於六月三十日／十二月三十一日的股東權益總額		–	(82,806)	(90,920)	(86,986)	(93,242)

第IV節附註為財務資料一部分。

(IV) 財務資料附註

1. 一般資料

Balmoral Iron Pty Ltd.(「該公司」)是於澳洲註冊成立的公司，註冊辦事處及主要營業地點為Level 11, 135 Wickham Street, Spring Hill, 4004, Queensland, Australia.

該公司自二零零四年七月一日以來並無運作。

2. 主要會計政策

(a) 遵例聲明

本報告所載財務資料是按照以下所載主要會計政策而編製。這些會計政策與香港財務報告準則一致，該準則是包括由香港會計師公會頒佈的一切適用的香港財務報告準則、香港會計準則及詮釋，並符合香港普遍採納的會計原則。

所呈列的財務資料亦符合香港聯合交易所有限公司證券上市規則的披露規定。

下文所載的會計政策在呈列的財務資料一切期間均已貫徹運用。

(b) 編製基準及計量

(i) 編製基準

該公司於二零零五年十二月三十一日的淨負債為港幣86,986,000元(二零零三年六月三十日：港幣零元；二零零四年六月三十日：港幣82,806,000元；二零零五年六月三十日：港幣90,920,000元)。本報告所載的財務資料已按持續經營基準編製，雖然該公司於二零零五年十二月三十一日為淨負債，但該公司的直屬控股公司Mineralogy Pty Ltd.已承諾向該公司持續提供所需的財務支持，以確保其以持續經營方式經營。

(ii) 計量基準

用以編製財務資料的計量基準是實際成本法。

香港財務報告準則第1號「首次採用香港財務報告準則」已在編製財務資料時運用。該財務資料是該公司首份按照香港財務報告準則編製的財務資料。由澳洲公認會計準則轉到香港財報告準則並無對該公司的財務業績及狀況有重大影響。

(c) 現金流量表

現金流量表並無編製，因為該公司於有關期間並無任何現金流量，亦無在整個有關期間任何時間有任何現金或等同現金。

來自該公司業務的開支均為與其直屬控股公司的非現金交易，而所涉及的金額均為公司間流動金額變動。

(d) **其他應付款**

其他應付款初步按公平值確認，除非貼現作用不大，否則其後按攤銷成本列賬，在這情況下以成本列賬。

(e) **所得稅**

年內所得稅項包括本期稅項及遞延稅項資產和負債之變動。本期稅項及遞延稅項資產和負債之變動均在利潤表內確認，惟與直接確認為股東權益項目相關者，則確認為股東權益。

本期稅項是按年內應課稅收入根據已執行或在結算日實質上已執行之稅率計算之預期應付稅項，加上以往年度應付稅項之任何調整。

遞延稅項資產和負債分別由可抵扣和應課稅之暫時差異產生。暫時差異是指資產和負債在財務報告上之賬面金額與該等資產和負債之計算基礎之差異。遞延稅項資產亦可由未利用可抵扣稅項虧損和未利用稅款抵減產生。

除了某些有限之例外情況外，所有遞延稅項負債及所有遞延稅項資產（僅限於很可能獲得利用該資產來抵回未來應課稅溢利）均作確認。支持確認由可抵扣暫時差異所產生遞延稅項資產之未來應課稅溢利包括因轉回目前存在之應課稅暫時差異而產生之數額；惟該等轉回的差異必須與同一稅務機關及同一應課稅實體有關，並預期在可抵扣暫時差異預計轉回之同一期間或遞延稅項資產所產生稅項虧損可向後期或向前期結轉之期間內轉回。在決定目前存在之應課稅暫時差異是否足以支持確認由未利用可抵扣稅項虧損和未利用稅款抵減所產生之遞延稅項資產時，亦會採用同一準則，即倘若該等差異與同一稅務機關及同一應課稅實體有關，並預期在能夠使用該等虧損和稅款抵減之同一期間內轉回，則會計及有關差異。

不確認為遞延稅項資產和負債之暫時差異是產生自以下有限之例外情況：不影響會計或應課稅溢利之資產或負債之初始確認。

遞延稅項金額是按照資產和負債賬面金額之預期實現或清償方式，根據已執行或在結算日實質上已執行之稅率計量。遞延稅項資產和負債均不貼現計算。

遞延稅項資產之賬面金額會在每個結算日評估，倘預期不再可能獲得足夠之應課稅溢利以利用相關之稅務利益，則該遞延稅項資產之賬面金額便會調低，倘日後可能獲得足夠之應課稅溢利，則有關減額便會轉回。

本期稅項結餘和遞延稅項結餘及有關變動會分開呈列，且不會予以抵銷。倘及僅於該公司擁有合法執行之權利以本期稅項負債抵銷本期稅項資產並符合以下附帶條件，則本期稅項資產與本期稅項負債，以及遞延稅項資產與遞延稅項負債可分別互相抵銷：

– 倘屬本期所得稅資產和負債，該公司計劃按淨額基準結算，或同時變現該資產和清償該負債；或

– 倘屬遞延稅項資產和負債，該等資產和負債必須與同一稅務機關就以下其中一項徵收之所得稅有關：

  – 同一應課稅實體；或

  – 不同應課稅實體，而該等實體計劃在日後每個預計有大額遞延稅項負債需要清償或大額遞延稅項資產可以收回之期間，按淨額基準實現本期稅項資產和清償本期稅項負債，或同時變現該資產和清償該負債。

(f) **外幣換算**

該公司的功能貨幣是澳洲元。

於有關期間的外幣交易按交易日的當時匯率換算。以外幣計算的貨幣資產及負債按結算日的當時外匯匯率換算。匯兑收益及虧損在利潤表列賬。

以實際成本計量的外幣非貨幣資產及負債按交易日當時的匯率換算。以外幣計算按公平值列賬的非貨幣資產及負債以公平值列賬日的當時匯率換算。

在編製以港幣元呈列的財務報表時，該公司的經營業績按大約為交易日當時的匯率換算。資產負債表項目按各自的結算日當時的匯率換算為港幣元。所得匯兑差額直接確認為另一項股東權益項目。

(g) **關連人士**

就財務報表而言，與該公司有關而該公司直接或間接控制該人士或對其財務及經營決策有重大影響（反之亦然），或倘該公司與該人士受到同一控制或同一重大影響，則該人士視為關連人士。關連人士可以是個人（管理層主要人員、高持股量股東及／或其至親）或其他實體，包括受到該公司關連人士（為個人）重大影響的實體，以及為該公司或屬於該公司關連人士的任何實體的僱員而設的離職福利計劃。

3. 除稅前虧損

除稅前虧損已扣除

	截至六月三十日止年度			截至十二月三十一日止六個月	
	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
					（未經審核）
核數師酬金	–	–	–	–	–
營業租約費用	–	(82,806)	–	–	–

4. 利潤表內的所得税

(a) 所得税

該公司須於整個有關期間繳納澳洲所得税，所得税按年內的估計應課税溢利30%計算。

財務資料內並無澳洲所得税撥備，因為該公司於有關期間並無賺取任何應課税收入。

根據附註2(e)所載的會計政策，該公司並無就累計税務虧損港幣82,806,000元（二零零三年六月三十日：港幣零元；二零零四年六月三十日：港幣82,806,000元；二零零五年六月三十日：港幣82,806,000元）而確認為遞延税項資產，因為於澳洲税務法權區，不大可能有未來應課税盈利運用該虧損。根據現行税務法，税務虧損不會到期完結。

(b) 按適用税率計算的所得税開支及會計虧損之對賬

	截至六月三十日止年度			截至十二月三十一日止六個月	
	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元* （未經審核）
除税前虧損	–	(82,806)	–	–	–
除税前虧損的名義税項	–	(24,842)	–	–	–
未確認的可抵扣虧損的税務影響	–	24,842	–	–	–
實際税項開支	–	–	–	–	–

5. 董事酬金及員工成本

	截至六月三十日止年度			截至十二月三十一日止六個月	
董事：	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元* （未經審核）
Clive F Palmer	–	–	–	–	–

於有關期間內，該公司並未有支付任何員工薪金。

6. 每股虧損

(a) 基本每股虧損

基本每股虧損是根據股東應佔虧損港幣零元(二零零三年六月三十日:港幣零元；二零零四年六月三十日：港幣82,806,000元；二零零五年六月三十日：港幣零元)及有關期間已發行普通股50,000,000股計算。

(b)　**每股虧損之攤薄**

由於在有關期間內並無事項攤薄每股之虧損，故有關期間的每股虧損之攤薄並無呈列。

7.　欠直屬控股公司的款項

欠直屬控股公司的款項是無抵押、免息及無固定還款期。

8.　股本及儲備

	股本 *(附註i)* *港幣千元*	保留溢利 *港幣千元*	匯兑儲備 *(附註ii)* *港幣千元*	合計 *港幣千元*
於二零零二年七月一日及 二零零三年六月三十日	52	(52)	–	–
年內虧損	–	(82,806)	–	(82,806)
於二零零四年六月三十日	52	(82,858)	–	(82,806)
換算該公司財務報表匯兑差額	–	–	(8,114)	(8,114)
於二零零五年六月三十日	52	(82,858)	(8,114)	(90,920)
換算該公司財務報表匯兑差額	–	–	3,934	3,934
於二零零五年十二月三十一日	52	(82,858)	(4,180)	(86,986)

附註：

(i)　**股本**

於有關期間內，該公司有50,000,000股每股面值0.0002澳元(相當於每股面值港幣0.00104元)的已發行及繳足股份。

(ii)　**匯兑儲備**

匯兑儲備指編製財務報表時換算該公司財務報表為香港呈列貨幣的匯兑差額。

(iii)　**儲備可分派程度**

於二零零五年十二月三十一日及於有關期間內，該公司並無可供分派予股東的儲備金額。

9.　金融工具

該公司的財務負債包括欠直屬控股公司的款項。於各結算日，該公司並無持有或發行可作買賣用途的金融工具。

(a)　**流動資金風險**

該公司的政策，是要定期監察現行及預期流動資金需求，以確保可從其控股公司獲得足夠資金應付短期和長期流動資金需求。

(b) 公平值

欠直屬控股公司的款項是無抵押、免息及無固定還款期，故披露其公平值並無意義。

10. 關連人士交易

除在財務報表其他地方披露於有關期間的交易和結餘外，該公司有以下重大關連交易：

	截至六月三十日止年度			截至十二月三十一日止六個月	
	二零零三年	二零零四年	二零零五年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
					(未經審核)
Mineralogy Pty Ltd.					
年內租金佣金及向母公司先付款項	–	82,806	–	–	–

此金額為於截至二零零四年六月三十日止年度佔用直屬控股公司的部份採礦租賃而支付予直屬控股公司的租金費用。

11. 最終控股公司

董事認為於有關期間，該公司的母公司及最終控股人士是Mineralogy Pty Ltd.。

12. 已頒佈但於有關期間尚未生效的修訂、新準則和詮釋的可能影響

直至財務資料發表日期，香港會計師公會已頒佈以下於有關期間尚未生效及尚未於財務資料中採納的修訂、新準則和詮釋：

	由以下會計期間或之後生效
香港財務報告準則第6號，礦產資源之勘探及評估	二零零六年一月一日
香港(國際財務報告準則詮釋委員會)第4號，釐定一項安排是否包括租賃	二零零六年一月一日
香港(國際財務報告準則詮釋委員會)第5號，解除運作、復原及環境修復基金所產生權益之權利	二零零六年一月一日
香港會計準則第19號(修訂本)，僱員福利－精算損益、集團計劃及披露事項	二零零六年一月一日
香港會計準則第39號(修訂本)，金融工具：確認及計量：	二零零六年一月一日
－預測集團內交易現金流量對沖會計	
－購股權公平值	二零零六年一月一日
－財務擔保合約	二零零六年一月一日
香港會計準則第1號，財務報表之呈報	二零零六年一月一日
香港會計準則第27號，綜合及獨立的財務報表	二零零六年一月一日
香港財務報告準則第3號，業務合併	二零零六年一月一日
香港財務報告準則第7號，金融工具：披露	二零零七年一月一日
香港會計準則第1號(修訂本)，財務報表呈報，資本披露	二零零七年一月一日

該公司正評估這些修訂、新準則和詮釋預計在應用初期會有何影響。至今，其認為雖然採納可能會導致新的或修訂披露，但不大可能會對該公司的經營和財務狀況有重大影響。

(V) 結算日後事項

根據Mineralogy Pty Ltd.(「Mineralogy」)與該公司於二零零六年三月二十一日訂立的開採權／租賃協議(「該協議」)，該公司獲授與進入許可及權利，可在位於西澳洲皮爾巴拉(Pilbara)區採礦區(「採礦區」)開採10億噸磁鐵礦石(「該項目」)。Mineralogy直接向西澳洲政府取得開採權。

於二零零五年十二月三十一日，採礦區的總探明、推斷及可能資源約為2,185,000,000噸磁鐵礦石，是根據現行澳洲聯合礦產儲量委員會規範（JORC，2004），由獨立技術專家公司Golder Associates Pty Ltd.審閱及評估。

資本開支

根據該協議，該公司將負責採礦區的採礦及從採礦區開採磁鐵礦石並將透過該公司建造或安裝的採礦及加工設施或基建將磁鐵礦石加工成為產品（「採礦項目」）。該公司已和Mineralogy協定，將安排融資以支付上述由該公司進行該採礦項目的啟動及基建工程（包括但不限於開採設施、設備、生產廠房、港口、發電站、海水化淡廠、公路、運輸管道及一切必要的配套基建設施）。

該公司需要出資建造的其中一些基建位於該公司項目地區以外。這些設施的所有權歸Mineralogy所有，因為它是土地擁有人。然而，該公司在項目可用年期內，按與這些設施的其他使用者比較公平同等的條款支付營運和保養成本後，有權使用設施。倘在該區有參與者開展其他項目而欲使用這些設施，這些新參與者將須向該公司支付某個金額，以分擔與建造設施有關的資本成本。採礦項目所需的資本開支估計為1,100,000,000美元（約港幣8,580,000,000元）。

專利費

該公司亦同意就其開採所得的磁鐵礦石向Mineralogy支付專利費，在獲授的開採權年期按季支付。上述專利費包括兩個部分：

i) 根據開採所得的磁鐵礦石數量，該公司開採所得的磁鐵礦石每噸支付0.30澳元（約港幣1.68元）（按上季通脹作出調整）；及

ii) 根據生產所得的產量，參考球團和紐曼山粉礦的市價（作為精礦粉價格的參考）支付額外的專利費。

除非因該公司控制範圍以外的事情所阻礙，否則該公司須於二零零六年三月二十一日後九年內生產不少於6,000,000噸產品。倘該公司未能達到該產量，則須於第九年結束後一個月內向Mineralogy支付按6,000,000噸產品計算的專利費。若按二零零五年市價計算，有關金額估計約為42,000,000美元（約港幣327,600,000元）。乃在該公司按年實際產量支付予Mineralogy的專利費以外其須另外支付的金額。專利費於第九年後將須繼續支付，金額仍視乎所採得的磁鐵礦石及生產量而定。此項專利費將不設上限。

若該公司完成生產500,000噸產品前在任何證券交易所上市，及Mineralogy行使根據協議所獲授的認購權購入該公司的股份，第二部份的專利費將可停止支付。

地盤復修

根據協議的條款和條件或倘法例規定（「法例規定」），該公司就其相關的活動而須進行地盤復修工程。其中，在礦坑關閉後，該公司須根據法例規定清除及處置該公司項目設施，並進行一切必需的地盤復修工程。

為支付未來可能須支付及保障能支付的地盤復修成本作出準備，Mineralogy將成立一個地盤復修基金（「該基金」）、該公司將每年向該基金支付由Mineralogy根據其對未來地盤復修成本作出最佳估計而釐定的金額，而該公司早已每年向該基金支付該金額（如有）。根據已知資料，Mineralogy目前仍未能為該公司對地盤復修成本作出合理估計。

於二零零六年三月三十一日，中信泰富有限公司（「中信泰富」）的全資附屬公司同意向Mineralogy收購該公司的全部股權（「Balmoral收購協議」），但須待中信泰富完成在採礦區的協定鑽探計劃，探明該磁鐵礦有額外的10億噸，方可作實。中信泰富將於Balmoral收購協議日期後十八個月內在採礦區鑽探最少100個鑽孔。於鑽探計劃開展後，倘額外的10億噸磁鐵礦石一旦被中信泰富識別，中信泰富將有責任根據Balmoral收購協議購入該公司，代價為200,000,000美元（約港幣1,560,000,000元），按由簽訂Balmoral收購協議日期至收購完成日期期間的澳洲消費物價指數調整。完成收購須待取得澳洲財務部長同意，方可作實。採礦項目的大部份資本開支以項目舉債方式撥付，餘額由中信泰富撥付。

(VI) 結算日後財務報表

該公司並無就二零零五年十二月三十一日後任何期間編製經審核財務報表。

此致

Balmoral Iron Pty Ltd.
列位董事 台照

畢馬威會計師事務所
香港執業會計師
謹啟

二零零六年五月八日

未經審核備考財務資料

1. 經擴大集團的未經審核備考資產與負債表

以下是經擴大集團的未經審核備考資產與負債表，其編製是為説明Sino-Iron收購事項及Balmoral收購事項對經擴大集團的資產與負債影響，猶如該等收購已於二零零五年十二月三十一日完成。經擴大集團的未經審核備考資產與負債表是根據摘錄自本集團於二零零五年十二月三十一日的經審核綜合資產負債表的未經調整資產與負債表而編製（於中信泰富年報所載），經如下文附註2至4所載作出備考調整。

本經擴大集團的未經審核備考資產與負債表的編製僅供説明用途，且由於其屬假設性質，故不一定反映經擴大集團於二零零五年十二月三十一日或任何未來日期的真實財務狀況。

	於二零零五年十二月三十一日				
		備考調整			
	集團	Sino-Iron	Balmoral	其他備考調整	經擴大集團
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
	(附註1)	*(附註2)*	*(附註3)*	*(附註4)*	
非流動資產					
物業、機器及設備	10,063	–	–	–	10,063
投資物業	8,645	–	–	–	8,645
發展中物業	1,849	–	–	–	1,849
租賃土地	1,618	–	–	–	1,618
共同控制實體	10,583	–	–	–	10,583
聯營公司	23,300	–	–	–	23,300
其他財務資產	929	–	–	–	929
商譽	603	–	–	1,029	1,632
無形資產－開採權	–	–	–	3,431	3,431
遞延税項資產	158	–	–	–	158
衍生金融工具	168	–	–	–	168
	57,916	–	–	4,460	62,376

		於二零零五年十二月三十一日			
		備考調整			
	集團	Sino-Iron	Balmoral	其他備考調整	經擴大集團
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
	(附註1)	(附註2)	(附註3)	(附註4)	
流動資產					
待售物業	1,055	–	–	–	1,055
存貨	3,427	–	–	–	3,427
應收賬項、應收賬款、按金及預付款項	5,691	–	–	–	5,691
現金及銀行存款	2,579	–	–	–	2,579
	12,752	–	–	–	12,752
流動負債					
銀行貸款、其他貸款及透支					
—有抵押	183	–	–	–	183
—無抵押	2,223	–	–	–	2,223
應付賬項、應付賬款、按金及應付款項	6,628	217	87	(304)	6,628
稅項撥備	199	–	–	–	199
	9,233	217	87	(304)	9,233
流動資產淨額	3,519	(217)	(87)	304	3,519
資產總額減流動負債	61,435	(217)	(87)	4,764	65,895
非流動負債					
長期借款	18,812	–	–	3,431	22,243
遞延稅項負債	1,387	–	–	1,029	2,416
衍生金融工具	40	–	–	–	40
	20,239	–	–	4,460	24,699
資產淨額	41,196	(217)	(87)	304	41,196

經擴大集團的未經審核備考資產與負債表附註

1. 結餘摘錄自本集團於二零零五年十二月三十一日的經審核綜合資產負債表。

2. 結餘摘錄自Sino-Iron於二零零五年十二月三十一日的資產負債表，載於本通函附錄四的會計師報告。

3. 結餘摘錄自Balmoral於二零零五年十二月三十一日的資產負債表，載於本通函附錄四的會計師報告。

4. 調整指下列各項：

   i. 估算合計現金代價總額港幣3,431,000,000元，包括分別為215,000,000美元及200,000,000美元用作收購出售股權及認購Sino-Iron及Balmoral股份及其所佔直接費用，收購價港幣3,431,000,000元是經由股東貸款支付。

   ii. 償還Sino-Iron及Balmoral債務約港幣304,000,000元之資金是於收購完成前按收購協議中認股權所得而支付。

   iii. 確認開採權之無形資產、商譽及有關估計遞延稅項負債。

5. 本公司現正評估Sino-Iron及Balmoral的資產與負債及開採權的公平值。Sino-Iron及Balmoral的資產與負債公平值最終金額，包括無形資產，遞延稅項負債和商譽，可能與上文所呈列的金額不同。

6. 就備考資產與負債表而言，以美元(「美元」)列值的結餘已按1美元兑港幣7.8元的兑換率折算為港幣元。

7. 並無作出調整以反映本集團、Sino-Iron及Balmoral於二零零五年十二月三十一日之後的任何買賣業績或訂立的其他交易，亦無作出調整以反映任何未來的資本支出。

2. 有關經擴大集團的未經審核備考財務資料函件

以下是本公司核數師羅兵咸永道會計師事務所(香港執業會計師)就有關未經審核備考財務資料向本公司發出的函件。以供載入本通函。



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

敬啟者:

本所謹就中信泰富有限公司(「貴公司」)及其附屬公司(統稱為「貴集團」)就　貴公司收購西澳洲磁鐵礦開採權(「收購」)而於二零零六年五月八日刊發的通函(「通函」)中附錄五標題為「經擴大集團的未經審核備考財務資料」內所載有關　貴集團的未經審核備考財務資料(「未經審核備考財務資料」)(載於第146頁至148頁)作出報告。未經審核備考財務資料由　貴公司董事編製,僅供說明用途,以提供有關收購對　貴集團相關財務資料可能造成的影響。未經審核備考財務資料的編製基準載於通函第146頁至148頁。

貴公司董事與核數師各自的責任

貴公司董事須根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條並參考由香港會計師公會頒佈的會計指引第7條「編製備考財務資料以載入投資通函內」而編製的未經審核備考財務資料負上全責。

本所的責任是根據上市規則第4.29(7)條的規定,就未經審核備考財務資料表達意見並向　閣下報告。對於就編製未經審核備考財務資料所採用的任何財務資料而由本所在過往發出的任何報告,除於報告刊發日期對該等報告的發出對象所負的責任外,本所概不承擔任何責任。

意見的基礎

本所是根據香港會計師公會頒佈的香港投資通函報告聘用協定準則300「投資通函中的備考財務資料的會計師報告」執行工作。本所的工作並不涉及對任何相關財務資料的獨立審閱，而主要包括比較　貴集團的未經調整資產與負債表與於二零零五年十二月三十一日經審核綜合資產負債表，考慮調整的支持憑證，及與　貴公司董事討論未經審核備考財務資料。

本所在策劃和進行工作時，均以取得本所認為必需的資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按所述的基準適當編製，該基準與貴集團的會計政策貫徹一致，且調整就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言是適當的，作出合理的確定。

未經審核備考財務資料是根據　貴公司董事的判斷和假設編製，僅供説明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表　貴集團於二零零五年十二月三十一日或任何未來日期的財務狀況。

意見

本所認為：

(a)　未經審核備考財務資料已由　貴公司董事按照所述基準適當編製；

(b)　該基準與貴集團的會計政策一致；及

(c)　就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬適當。

此致

中信泰富有限公司
列位董事　台照

羅兵咸永道會計師事務所
執業會計師
香港
謹啟

二零零六年五月八日

這篇技術報告是由William John Shaw博士(FAusIMM, FAIG, CPGeo, RPGeo)準備的。他是一名具有三十多年礦產資源與礦石儲量評估、報告與審查經驗的採礦地質學家。Shaw博士是高達的全職員工。

這篇技術報告是與其他高達人員和一名獨立冶金顧問共同編輯的，所有人員都在評估採礦項目的各個技術方面具有相關專業經驗，適於此項研究。

導言

範圍

Mineralogy Pty Ltd (Mineralogy)對Cape Preston資源的喬治•帕默礦床作出了資源評估，這是他們對這個項目潛在資產投資分析的一部分。Golder Associates Pty Ltd（高達）應中信泰富有限公司(中信泰富)要求審查所有與此評估相關的信息。在喬治•帕默磁鐵礦床(Golder,2006)礦產資源評估審查和隨後的中信泰富與Mineralogy簽約之後，高達應要求對Mineralogy所作的Cape Preston資源喬治•帕默礦床資源與礦石儲量評估的全部相關信息進行審查。

高達已經出具了兩份技術報告，第一份是對Mineralogy提供的二零零五年資源評估的審查，第二份是對Mineralogy提供的2003礦石儲量聲明的評估。此技術報告是對這兩份報告中詳細分析的概括。

結論在全文中用*斜體*字表示。

本工作完全以中信泰富及Mineralogy提供的信息為基礎，包括RSG Global, Hellman & Schofield 和Promet的工作。高達結合了Mineral Engineering Technical Services Pty Ltd (METS)的服務，以提供對現有礦物學及冶金學信息的獨立評估。

高達運用國際承認的礦產資源及礦石儲量報告的規範，即現行聯合礦產儲量委員會規範(JORC,2004)，開展了對Mineralogy提供給中信泰富的礦石儲量的評估。

高達應用了有效的採礦、冶金、選廠設計、行銷及經濟方案來評價礦石儲量，特別是它們是否能被經濟地開採加工。然而，考慮到中信泰富的建議，即所引用的方案不一定能夠反映中信泰富將採用的最終開發計劃，也為了避免造成設計已被中信泰富採用的錯誤看法，中信泰富與高達達成一致看法，即技術細節和經高達評估的經濟方案不在此技術報告中表述。

地質與資源

導言

可用數據的輸入

高達可進行評估的近期資源報告見表1.

表1用於評估的地質報告

報告的題目	作者	日期
Report on the Ore Reserves of the George Palmer Deposit Mining Leases M08/124 and M08/125, WA.Austeel Pty Ltd	YRS Offshore 研究服務	二零零一年年三月
Resource Evaluation of the George Palmer Iron Ore Deposit, Pilbara, WA	Hellman & Schofield	二零零二年二月
Revised Resource Estimate and Potential Mineralisation for the George Palmer Iron Ore Deposit, Pilbara, WA	Hellman & Schofield	二零零五年十二月

其他提供的文件及演示稿見表2。

表2。提供給高達的報告初稿及電子數據表

題目	檔案名	作者	日期
喬治•帕默礦床的地質概況及資源	GP06.ppt	Hellman & Schofield	二零零六年三月
國際礦產項目	IM 12 Mtpa 0602.ppt	Promet	二零零六年二月

H & S提供了喬治•帕默礦床的以下數據:

- CSV格式的原始鑽孔數據。
- Datamine格式的複合鑽孔數據。
- Datamine格式的塊段模型。
- Datamine格式的地質線條。
- Datamine格式的礦化、地質與地形線框。

高達分析工作概要

高達進行了以下活動:

- 考察喬治•帕默礦床及岩芯庫。
- 與Hellman & Schofield人員討論已開展的工作,闡明地質評估中所遇到的問題。
- 評估可用文件
- 將鑽孔資料、線條、線框和模型數據登錄Vulcan.
- 評估鑽孔間距及地質解釋
- 評估現有資料的精確性和質量控制過程以及密度
- 評估總體資源估算方法。
- 進行獨立的模型確認
- 進行品位－噸位曲線敏感度分析
- 資源分類

鑽探

喬治•帕默礦床上的鑽孔自1978年來以不規則間隔進行。至2000年80%以上的打鑽已經完成。已共鑽139個孔,其中14個是金剛石心,其餘用空氣反循環鑽。這139個鑽孔覆蓋的範圍約為325公頃。這只佔Mineralogy提供給CITIC Pacific的可供其鑽探和磁鐵礦開採於08/123,124和125所指定用地範圍約四分之一。鑽孔分類見表3。PH, Z和Y系列孔是由暴露面抽樣錘打孔,Arnold Van der Heyden(個人意見)認為A與M系列會採取同樣的方法。礦床中心部分的平均鑽孔間隙為100米x100米,礦床的南北兩頭擴大為200米x200米。鑽孔位置設計見圖1.此礦物學鑽孔程式符合工業標準。當前可評估的數據列表見表3。

鑽孔BB1是一個冶金實驗孔,未經分析檢驗。其餘的核心部分儲於Karratha的岩芯庫,並在考察期間曾查看過。一個垂直井開掘至60米深,在此基礎上向東西兩向各延伸20米。井的位置接近鑽孔BB1的井口,井中掘出的物質多數存放於岩芯庫的大桶中。

表3喬治•帕默礦床鑽孔概要

級數	年	號碼	鑽孔類型	米
BAL	1978	4	金剛石(NQ)	771
CB	1992	3	金剛石(NQ)	385
M	1993	16	空氣反循環鑽	2,719
BB	2000	1	金剛石(PQ)	75
A	2000	38	金剛石(NQ)x 6， 空氣反循環鑽x32	4,973
PH	2001	40	空氣反循環鑽	6,331
Z	2005	15	空氣反循環鑽	2,823
Y	2005	22	空氣反循環鑽	3,846
總計		139		21,923

圖1喬治•帕默礦床上的鑽孔位置及評估區域


Domain 4
Domain 1
Domain 2
Domain 6
Domain 5
Domain 3

Hellman and Schofield (2002)討論了鑽孔證實過程，與是否需要因發現多處錯誤而徹底重建數據庫。證實過程看起來相當透明，但高達發現了數據庫中的幾處潛在錯誤。

經高達內部軟體常規檢查，CSV數據庫文件被完整輸入到微軟Access數據庫中。

鑽孔校驗需通過以下項目：

- 孔口深度及最終樣本深度；
- 孔口標高及可能的地形數據；
- 任何重疊間距或鑽孔數據的遺漏；
- 網格測量問題；
- 重復孔號和座標，地質與樣品分析間隔；以及
- 測量方法及其精度

試驗數據庫包含各種數據，包括：戴維斯試管測試結果、X射線熒光分析化驗、X射線熒光分析結果計算的標準化磁鐵，以及源於地球物理的可恢復磁性的鐵。Van der Heyden (2002)按每個系列的鑽孔細化數據種類，並進行了數據的檢查與更正。

用於評估的磁性鐵值是以決定磁性鐵方法的可靠性為基礎的「首選磁性鐵值」。戴維斯試管試驗是計量可恢復磁性鐵的最準確的方法。幾乎50%的數據中的磁性鐵都是由戴維斯試管試驗測出的。約47%的首選磁性鐵數據是由磁化系數得出的，將其與戴維斯試管試驗相調和，這種方法的準確性僅次於戴維斯試管試驗。約3%的首選磁性鐵數據是由XRF數據得出的標準化磁性鐵，這是準確性最低的方法。

這種首選磁性鐵值的應用保證所用的是最可靠的可用數據。此數據品質信息應與塊模結合，記錄應用在評估每個礦塊的高、中、低質量樣本的比例。有些礦塊分類嚴重依靠最低質量的數據，這種方法能夠通過潛在降低這種分類的品位，從而協助數據分類過程。

除了Fe，下列元素也經過了XRF試驗：SiO_2, Al_2O_3, CaO, MgO, TiO_2, P, S, Mn, K_2O, Na_2O和LOI。沒有將這其中的任何元素用在解釋或建模過程中，因為它們都能夠在加工過程中被去除，從而對最終產品沒有影響。

鑽孔取樣與記錄有詳細的步驟(Van der Heyden, 2005)。這些步驟可以接受，並符合工業標準。

近期的衝擊孔以1米間隔取樣，樣本乾燥時的回採率大體可以接受。潮濕樣本的回採率比較低，特別是那些老孔(Van der Heyden, 2002)。用金剛石鋸將金剛石芯二等分，半芯的1米樣本已經送出化驗。無論如何，礦址訪問(A38)中進行的岩芯鑽孔，有四分之一被送去取樣，四分之三還保存在岩芯槽中。

已為2005的鑽孔制定了一套標準的測井規範，以記錄如地層岩石組成、岩性、氧化情況、硬度、濕氣、顏色及礦物學特徵等細節。這些規範已應用在PH, Y和Z系列鑽孔上，並包含在了高達提供的數據庫中。舊一些的鑽孔記錄在數據庫中沒有記載，然而Van der Heyden (2002)注意到實際上存在一些記錄，但是基本上是以手記描述的形式。沒有岩性記錄的部分，都從岩土日誌中進行了釋義。

提出了對試驗數據庫的改進建議，包括要求更多的幹礦密度數據與更多的QAQC數據，但總的試驗數據庫用於資源評估是合理的。

地質與成礦建模

區域和局部的地質概況已被較好了解，並具相關說明材料。以下概況出自Van der Heyden (2005)。

「喬治•帕默鐵礦由Brockman含鐵層的Joffre地層構成。Joffre地層上面覆蓋Yandicoogina頁岩，之下為Whaleback頁岩及Brockman含鐵層的Dales Gorge地層。Joffre地層通常地層厚度穩定在360米左右。在喬治•帕默解析出的平均厚度在300米左右，在那裡含鐵層在北向東15°到20°間變化，且不斷向西北西向做45°角傾斜。一系列斷層破壞了地層次序，與含鐵層單元並列，增加了潛在的含鐵層可開採寬度，並降低了對廢石的要求。沒有觀察到會影響到資源評估的褶皺。」

地質平面圖見圖2。喬治•帕默礦床的廣大區域內未經鑽孔，地質解譯很大程度上依靠地表地球物理與對露出地面岩層的測繪。正如在Van der Heyden (2005)中注解的一樣，在一些地方鑽探擴大了資源範圍，在另一些地方，會遭遇一些斷層作用，減小了資源量，並破壞了含鐵層單元。但大體上資源是基本上連續的，將來的鑽孔將會遇到結構複雜的地段，可能要求更近距離的鑽探，以為地層解譯提供證據。


LEGEND
HELLMAN & SCHOFIELD
George Palmer Deposit

圖2喬治•帕默地質概況平面圖(藍色代表Joffre地層)

喬治•帕默礦床被分為六塊預估區域（表4），其間邊界由主要的斷層分割開來（圖1）。這些都以線框結構建模。礦床剩餘部分為區域7.在預估區域中，地層邊界（表5）以一系列近似平行的平面來表示線框。

表4喬治•帕默地層

組	段	次單元	區
McRae頁岩	—	—	0
Brockman鐵	Dales峽谷	—	10
Brockman鐵	Dales峽谷	D1	11
Brockman鐵	Dales峽谷	D2	12
Brockman鐵	Dales峽谷	D3	13
Brockman鐵	Dales峽谷	D4	14
Brockman鐵	鯨背頁岩	—	20
Brockman鐵	Joffre	—	30
Brockman鐵	Joffre	J1(JA)	31
Brockman鐵	Joffre	J2(JB-JE)	32
Brockman鐵	Joffre	J3(JF-JI)	33
Brockman鐵	Joffre	J4(JJ-JL)	34
Brockman鐵	Yandicoogina頁岩	—	40
—	輝綠岩溝	—	50

(from van der Heyden, 2005)

表5預估區域

區域	描述
1	北斷層北部
2	北、中斷層之間
3	中、東斷層之間
4	東斷層東北
5	6、4區域之間
6	2、4區域之間
7	東南區域（剩餘部分）

(from van der Heyden, 2005)

氧化物以平面線框建模。氧化深度平均約為40米，但在某些地層及頁岩單位處較深。

輝綠岩岩脈以立體線框建模，並切割其下的地層單元。

喬治•帕默礦床中還未對水位加以說明。鑽進中經常會遇到水，導致樣品被浸濕。Van der Heyden (2002)註釋道，衝擊樣本還原速度在一些水位線以下的舊鑽孔內較低。樣本在潮濕狀態下會發生品位降低。

已提出對建模改進的建議，但高達承認分析和評估做出的礦床區域劃分以地質狀況為基礎，適當而合理。

資源評估

所運用的總的方法可以接受，對於資源評估是合理的。二零零五年評估在以硬邊界界定的域中運用了5米複合樣的基礎上的簡單克里金法，應用了3通路級別插值法計劃。

高達進行了數據的確認、變數及品位插值。確認試驗顯示Hellman and Schofield (Van der Heyden, 2005)估算的資源是滿足要求的。

關於對資源的評估，高達(2006)總結了以下幾點：

- *喬治•帕默礦床的品味評估計劃是合理的，是建立在變量、礦化連貫性與隔時取樣基礎上的。*

- *2005喬治•帕默資源評估顯示出一些誤差，但這是原位資源的合理表現。沒有假定採礦選擇，因此預計採礦量規將與樣本母量規一致，為24米x50米x12米。*

- *確認試驗表明磁性鐵與鐵的複合數據一致性是符合標準的。幹礦石密度(SG)結果表明資源樣本與數據偏差較大。這並沒有全面給出礦床中可開採的資源噸量，但是如不加闡述可能會影響最終的詳細開採計劃以及時間表。*

資源評估與分類

高達(2006)註釋，現有的資源分類是十分基本的，還未根據地質因素或數據品質做出修改，會潛在導致資源的高估。

探明資源部分可能具有一定風險，因為在評估中只取用了相對少的樣品用來支持論證結果。將資源分類為探明資源需更多鑽探的支援，因此高達以更恰當的標準制定了資源評估的重新分類。

高達將二零零二年的樣品與二零零五年的相比較，但因為數據設置有所不同（二零零二年樣本提交後又進行了另外的鑽探工作），除了對結果與方法上的不同發表意見，並沒有對二零零二年樣本做其他分析。

二零零二年Hellman and Schofield (H&S)模型與2005 H&S模型相比較。高達重新分類的2005模型見表6。資源在採礦租地08/123、124及125中。2002模型與2005模型之間完成的鑽探間隔大多為距中部南北200米x200米，另有幾個鑽孔在西部。由於鑽孔距離遠，需要更多的鑽探以將分類升級為探明的資源。高達以更為恰當的標準為基礎進行了重新分類後的資源評估。

表6資源評估比較

	2002H&S模型				2005H&S模型				2005高達重新分類			
	百萬噸 (Mt)	磁性鐵 (%)	鐵 (%)	%	百萬噸 (Mt)	磁性鐵 (%)	鐵 (%)	%	百萬噸 (Mt)	磁性鐵 (%)	鐵 (%)	%
探明的	299	22.6	32.2	13.1%	328	22.4	32.0	13.0%	189	22.4	32.2	8.7%
控制的	663	22.8	32.1	29.0%	980	22.5	31.6	39.2%	851	22.6	31.8	38.9%
推斷的	1326	23.2	31.3	58.0%	1196	21.7	30.7	47.8%	1145	21.8	30.8	52.4%
總計	2289	23.0	31.7	100.0	2503	22.1	31.2	100.0	2185	22.1	31.3	100.0

根據此分析，高達將探明資源總量由3.28億噸減到了1.89億噸，即降至了Mineralogy所宣稱的58%。在聯合礦業資源委員會的規範下，以更高的可信度評估，其儲量才大大縮減。高達同時認為，報告探明資源類別還為時過早，還需要補充鑽孔。中信泰富將進行100個補充鑽孔，以提升資源的級別。

高達結論為資源噸量與品位評估是合理的，而且，根據高達所建議的重新分類，2005資源模型含有：在截止級15%以上1.89億噸探明的、8.51億噸控制的與11.45億噸推斷的磁性鐵資源，平均品位為22.1%。這139個鑽孔覆蓋的範圍約為325公頃，這只佔Mineralogy提供給中信泰富的可供其鑽探和磁鐵礦石開採於08/123、124和125所指定用地範圍約四份之一。中信泰富將進行進一步的鑽探，在採礦用地探明更多的資源。

採礦

項目大綱

本項目是在20世紀60年代最初由Hannah礦業公司開始研究的，Mineralogy在項目的不同階段對其進行研究，生產直接還原鐵球團與精礦粉並出口。項目經檢驗評估礦石儲量，由精礦粉及球團組成，並以適合的品位，即鼓風爐(BF)品位或直接還原鐵(DR)品位，出售到市場上。

Mineralogy Pty Ltd (Mineralogy)擁有Balmoral磁鐵礦礦床的採礦租地，它位於西澳洲西皮爾巴拉(Pilbara)地區Fortescue河河口附近。

Balmoral租地含有大量的Brockman含鐵層露頭。喬治•帕默礦床在Balmoral租地內，屬採礦租地08/123、124和125。喬治•帕默礦床含有曠闊的露頭和Joffre地層結構重復，被認為提供了較低的採礦剝離率的好處。

喬治•帕默礦床中定義的礦產資源大部分都在Joffre地層中。斷層作用產生的約1公里寬的礦石區，資源面積約達3.8公里x1.2公里。礦化物質的氧化作用到約達40米深。

採礦研究

RSG Global Pty Ltd (RSG)為Mineralogy進行了許多採礦研究。這些研究包括喬治•帕默鐵礦礦床的初步的礦坑最優化、採礦設計以及礦生產進度設計。研究結果在Hearne *et al* (2003)，Hearne & Blair (2003)和Warries (2002)中。然而儘管已經有了很多採礦與加工研究，但從沒做過可行性研究，因此許多工作不能很好的聯繫在一起。

為了這次審查，高達得到了兩個礦坑的線框模型，它們是前一次二零零三年礦石儲量報告(van der Heyden et al, 2003)的基礎。兩個礦坑的總長度約為3公里，寬度約為1.2公里，最大深度約為300米。礦坑位於採礦用地。08/123、124和125。

當前的最優化與採礦計劃工作是以Hellman & Schofield資源模型為基礎的。(van der Heyden, 2002)。採礦成本是由RSG (Blair, 2002)提供的，Promet準備了加工、行政成本與回收率。

這些數據均采自3年以前，成本、價格與兑換率均以改變。然而選擇礦坑線框模型用於最優化研究與進行礦坑設計仍然適當。

露天礦最優化

在RSG工作中，僅用了非常小的貧化率或礦石流失率（9%磁性鐵貧化2%，回採率99.5%），喬治•帕默鐵礦礦床表現出了良好的連貫性，且損失不會很大。這是根據當前的知識與當前級別的研究得出的合理假設。這一點需作為將來可行性研究的一部分再進一步研究。

此項目是基於估算的「一次建設」模式加工成本，選礦機的前端設置在了低品位。這種模式在工廠滿容量前要求一個最小品位－工廠一旦建立起來後，通常容量會達到最大。

兩個礦坑的最優化工作是以一致的方式進行的，即只以探明的與控制的資源進行最優化，然後將推斷的資源加入進來。礦坑設計選擇的框架是適合的，且礦石儲量也是依照設計進行報告的，僅基於探明的和控制的最優化，這是好的嘗試。

岩土方面的考慮

RSG (Hearne, Blair, Warries and Cruickshanks, 2003)進行的採礦設計研究稱「至今進行的岩土工作目標不是創建礦坑坡度數據，因此，計劃礦坑的斜面是按照基線選擇的，沒有參考任何其他信息。這項工作使用的數據為整體采坑斜坡坡度45度。采坑坡度角包括溝道。」

至今進行的岩土方面的工作不足以確定最終採礦設計的適合斜坡角度。

水文地質方面的考慮

在此階段，沒有準備水文地質情況的綜合分析以及對所計劃的礦坑設計的影響分析。

礦坑設計

礦坑依據表7中所列參數設計。就目前研究水準而言，這些參數是合理的。但是其中沒有整體斜坡面的特殊依據，並且為了進行可行性研究還必須開展岩土工程工作。

表7礦坑設計參數

內坡道（路）角度	45°
剝離臺階寬度	每24米10米
斜坡面	65°
斜坡路寬度	30m
坡度	10%
迴旋半徑	25m

礦坑設計中的資源量

表8給出了RSG運用2002資源模型(van der Heyden, et al, 2003)得出的礦石儲量。應用了17%磁性鐵邊界品位作為計算儲量的基礎。這實際是在最低邊界品位之上，因此是保守的數據。Promet選擇17%磁性鐵來通過選廠達到合適的產品品位。表8同時顯示了高達運用2005 H&S地質模型(Heyden 2005)確定的坑內礦產資源的概況。表8最終展示了運用2005 H&S資源模型以及高達(2006)推薦的資源分類標準而總結的礦產資源概況。注意坑內噸量沒有改變，但探明的資源品位有所降低，控制的資源基本保持原狀。這些分類術語的應用與聯合礦業資源委員會的規範(2004)中的定義一致，具體見術語表。三套評估中的噸量和品位可以直接進行比較。礦石儲量(H&S)與坑內資源（高達）的區別在於僅對經濟上發展能力的考慮。

兩個礦坑包含推斷儲量的總剝離率估計在0.64 t/t。這個數值是合理的，隨著採礦進程，進一步的鑽探應會使品位隨著採礦進程而提高。

經過高達對2005模型的重新分類，其整體上得出了與估算完全一致的結果，2003礦石儲量幾乎與此完全一致。

表8坑內礦石儲量比較

RSG資源2002模型			2005模型H&S分類			2005模型高達分類		
	百萬噸	磁性鐵%		百萬噸	磁性鐵%		百萬噸	磁性鐵%
預可採的	265.8	22.7	探明的	269.2	22.6	探明的	175.1	22.5
可採的	529.5	22.9	控制的	592.4	22.6	控制的	618.7	22.7
總儲量	795.3	22.8	**兩項總計**	861.6	22.6	**兩項總計**	793.8	22.6
推斷的	145.5	23.4	推斷的	100.0	22.3	推斷的	164.7	22.6
坑內總資源	940.8	22.9	**坑內總資源**	961.6	22.6	**坑內總資源**	958.5	22.6

採礦研究評估結論

二零零三年，van der Heyden et al將基於2002資源模型的礦石儲量在二零零三年九月十七日的信中報告給了Mineralogy的一個子公司，International Minerals Pty Ltd.除了缺少岩土及水文地質研究之外，所用來定義潛在經濟露天礦的方法及經濟學參數都是可以接受的。高達已經將2005資源模型與二零零三年的礦坑設計分割開來，並認為總噸量與品位實質上與Mineralogy所提供的相同。

二零零三年的礦坑設計對於礦石儲量評估仍然合理。近期的價格升高可能抵消二零零三年設計的兩個礦坑成本增值。

高達將二零零五年資源樣本進行了重新分類，並大幅度降低了探明資源的品位。這直接影響了證實的礦石儲量的噸量，且預示著對界定資源可信度的不確定性。此項目中存在幾個風險因素，將在下文詳述，這些因素意味著在這個階段，高達認為預計產品的噸量與品位並未十分明確。因而高達不能接受以前聲稱的可采礦石儲量，並認為這些是預可采礦石儲量。高達可以接受2003礦石儲量聲明中的總噸量與品位可以被合理認為是預可采礦石儲量，即，總的預可采礦石儲量為7.953億噸，22.8%磁性鐵。

高達所考慮的風險因素是聯合礦產儲量委員會(2004)的實質調節因素，它們將影響從探明資源到可採礦石儲量的轉化：

- *缺少詳細設計每年增加的礦石及預計產品的噸位與品位的採礦進度表，以後的生產可以以此進度表為依據。對於所計劃的二零零五年開發梗概，則是以適當確定的探明資源為依據，充分論證前幾年的生產是回本時期。*
- *礦坑設計缺少岩土及水文地質方面的分析*
- *缺少對可被市場接受的產品的展示，例如由試驗選廠測試產生的反映計劃礦坑內空間可變性的礦石樣本。*
- *缺少對如球團和精礦粉等出產產品的銷售意向書或類似市場或銷售協定*

在將納入常規可行性報告內的進一步研究之後，高達沒有看到任何阻擋當前坑內探明資源最終定義為可採礦石儲量的技術障礙。

冶金

介紹

紅皮書研究(International Minerals, 2005)是本項目目前開展的最為綜合的研究，此研究涵蓋了重要加工領域。但還未進行預可行性研究與可行性研究。只完成了很少量的工程操作。建設開始前還需要進行基礎工程與詳細工程。毫無疑問還需要更多的工作。

冶金學研究

礦石特性

礦石是典型的層狀、變質的表層氧化鐵結構，裡面原黑矽石或碧玉夾層再結晶為可辨的石英粒，鐵目前存在於赤鐵礦、磁鐵礦或假像赤鐵礦的薄層中。

對於冶金研究，據推測自喬治•帕默采出的礦石品位為22.8%磁性鐵，具32.2%重量回收率，2%的貧化率，適當的西鐵礦選場產出BF或DR精礦粉，其質量是在94.0%到91.2%之間。預計礦石輸入與高達以2005資源模型為基礎進行的坑內資源可采部分分析結果相當。

冶金測試工作

高達對冶金測試工作及選廠設計的分析表明，提供給高達的模式中已經進行了綜合研究來充分測試生產精礦粉及球團的經濟生存力。

冶金學評估結論

已經進行的冶金實驗工作僅限於最小限度，並不包括空間礦體變數測試。仍不知道測試的複合物是否有實際代表性。這有時是很困難的，但應嘗試這方面的論證。

對這種規模的工程來說很大程度上需要進行選礦與制粒過程的實驗工廠測試。這將有助於改進設計，降低加工風險。全面生產同樣可能需要克服很大阻力，生產達到市場接受質量的球團可能會出現「實驗曲線」延遲。試驗同樣可以使項目精確度提高，也會節省投資和運營成本預算。

用粉碎、研磨及磁分離的方法進行精礦粉生產是相對簡單的。矽石達到小於1.5%的級別較難。有數個分揀矽石的階段，包括最後的反轉浮選過程。生產特性理想、適合最終用戶質量的粒度是對技術的挑戰。

工程規模很大，隨之而來的風險也很大。承接這類大工程的採礦過程都存在成本超出預算和超時完成進度表的問題。這樣的大規模項目十分複雜，項目管理也困難。

除非汽油價格鎖定不變，能源成本將主要決定這個項目的速度，這必將形成一項主要的風險。運用海水選礦，然後用淡水清洗精礦粉以降低脱鹽作用的需要。球團廠將需要飲用質量的水。

因為基本工程不足，資金成本估算構成的準確程度大概與預可行性研究相一致。應對這種風險的方法是項目工程的所有方面均採用指定供應商給出的固定價格。

其他調整因素

高達被告知，已取得或已有意向簽訂適宜的租約或協定，已得到或將得到環境許可，為喬治•帕默礦床的礦石儲量説明提供條件。

項目要求的基礎設施相當可觀，尤其是對水和電。一條30公里長的服務通道將連通礦區、廠址與Cape Preston的一個新港口。將安裝產品處理、裝卸與運輸設施，8,000噸／小時的運輸效率處理多達140,000 DWT的產品。將開掘一條深達16.5米的運輸河道。

還未指定專家技術人員，公司當前沒有這樣的人選。成功的發展將需要較大的有經驗的技術工程師、科學家與項目管理人員團隊。

高達得到了一份由Mineralogy準備的經濟分析(King, 2005)，但還沒有詳細研究。這份分析表明根據12噸產品的出售，此項目具有明顯的經濟活力。資產淨值流的折扣流動現金已經形成。因資產成本沒有包含在折扣流動現金分析中，金融分析不是常規做法。然而，資產淨值流的淨現值超出二零零五年直接估計資產成本。

King (2005)經濟分析的基礎是對幾項不同研究的綜合，同時假定幾個不同服務（例如，採礦合同、球團廠的建設，以及其他各種設施）提供商的報價總額足以抑制風險。

高達注意到中信泰富還未進行可行性研究。

高達認為King (2005)做出的經濟分析不能用作可行性研究；但是高達承認已經進行了綜合性研究，並原則上接受此研究，這展示了項目的可實施性。高達未曾對項目的經

濟方面進行詳細的評估，不能對所用的方法、參數及King (2005)所作出的設想提出建議。考慮到對工程方面一些研究深度，高達認為此研究並不一定能反映項目的最終發展。另外King (2005)並不代表中信泰富的觀點或對項目的設計。中信泰富將會進行自己的研究。中信泰富有意將磁鐵礦石進行加工後生產成精礦粉及球團。並以適合的品位，即鼓風爐品位或直接還原鐵品位，出售到市場上。而詳細的生產策略，將按可行性研究報告及業務計劃而定。

風險概述

項目優勢

此項目有很多積極因素：

- 大量礦產資源
- 相對離海岸近
- 開採相對簡單
- 礦石是對磁分離有陽性反應的磁鐵礦
- 礦石含有少量磷、氧化鋁或其他有毒物質（除矽外）
- 生產精礦粉技術上並不難，可以生產高質直接還原鐵球團
- 附近有大量天然氣可供發電、球團廠使用

項目風險

所計劃的項目有數點風險：

- 項目規模很大
- 精礦粉要求28微米精細研磨，這意味著大量的電力需求。
- 達到小於1.5%的矽含量，一貫保持產品質量具有挑戰性。因為這需要有豐富浮選技術人員的持續監控。
- 需要大量的電力，但價格未在協約中確定。

- 大量處理水必須來源於海水化淡。
- 需要一個很大的海水化淡工廠
- 需要安裝很大的基礎設施

考慮到對大規模工程的階段性開發，先生產精礦粉再生產球團將降低風險。大部分加工磁鐵礦的運營者都將球團作為可銷售產品生產。

儘管設計運用了已被證實的技術，球團加工廠仍然是高風險區域，因為：

- *如果球團質量差，甚至不能用作鼓風爐填料，產品將不能售出，項目在經濟上則不能維持。*
- *球團須具備市場可接受的質量，但達到這樣的質量並非簡單易行，需要時間與大量的技術投入才能得到令人滿意的結果。還需要很多努力才可能完全投產，達到始終如一的理想球團規格還需要好幾年時間。*
- *這是一個高溫加工過程，因此耐火壽命是一個應考慮的主要問題。*

Dr W J Shaw
Principal,
礦產評估服務
Golder Associates Pty Ltd
西澳洲6005
西柏斯
赫洛克道一號

二零零六年五月八日

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Revised Resource Estimate and Potential Mineralisation for the George Palmer Iron Ore Deposit, Pilbara, WA.Report by Hellman & Schofield.

YRS Offshore Research Services, 2001,
Report on the Ore Reserves of the George Palmer Deposit Mining Leases M08/124 and M08/125, WA Austeel Pty Ltd.

Warries, H., 2002,
George Palmer Iron Ore Project-Mine Engineering Scoping Study, RSG Global Pty Ltd, November 2002.

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使當中所載任何內容產生誤導。

2. 權益披露

(a) 董事及行政總裁的證券權益

除下文所披露者外，於最後實際可行日期，各董事及本公司行政總裁概無於本公司或其相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必須根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例有關規定被認為或被視作擁有的權益及淡倉）或上市規則所載上市公司董事進行證券交易的標準守則向本公司及聯交所申報的權益或淡倉：

(i) 本公司股份：

	股份數目				
				信託及	佔已發行股本
董事姓名	個人權益	法團權益	家族權益	類似權益	百分比(%)
榮智健		400,381,000			18.250
范鴻齡		1,728,000		44,600,000	2.112
李松興	500,000				0.023
阮紀堂	33,000				0.002
莫偉龍				3,200,000	0.146
劉基輔	40,000				0.002
張立憲	30,000				0.001
周志賢	236,000				0.011
羅銘韜	3,000				0.0001
王安德	50,000				0.002
陸鍾漢	1,050,000	500,000[1]	500,000[1]		0.071
德馬雷		105,230,000[2]	75,000		4.800
彼得•克萊特 *（德馬雷先生的替任董事）*	34,100				0.002

附註：

1. 由於該500,000股股份乃透過一間由有關董事及其家族擁有的公司持有，故有關董事持有的法團權益與其家族權益重疊。

2. 該105,230,000股股份中，5,000,000股股份乃透過一間由有關董事控制的法團持有，而100,230,000股股份乃透過一間由有關董事出任主席兼聯席行政總裁的法團間接持有。

(ii) 本公司的購股權：

董事	授出日期	授出購股權數目	已作廢／註銷／行使的購股權	未行使購股權數目	佔已發行股本百分比(%)
榮智健	二零零二年五月二十八日	2,000,000	無	104,000,000	4.741
	二零零四年十一月一日	2,000,000			
	二零零五年十二月五日	100,000,000 *(附註)*			
李松興	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
阮紀堂	二零零二年五月二十八日	500,000	無	1,000,000	0.046
	二零零四年十一月一日	500,000			
莫偉龍	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
李士林	二零零二年五月二十八日	300,000	無	300,000	0.014
榮明杰	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
劉基輔	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
張立憲	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
周志賢	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
羅銘韜	二零零二年五月二十八日	300,000	50,000	750,000	0.034
	二零零四年十一月一日	500,000			
王安德	二零零四年十一月一日	250,000	50,000	200,000	0.009

*附註：*該100,000,000股購股權乃由本公司主要股東（定義見上市規則）中信（香港集團）有限公司（「中信香港」）授出。

(iii) 相聯法團股份：

於國泰航空有限公司的普通股數目

董事姓名	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比 (%)
陸鍾漢	450,000				0.013

(iv) 於相聯法團中信資本市場控股有限公司的購股權

董事	授出日期	授出購股權數目	已作廢／註銷／行使的購股權	未行使購股權數目	佔已發行股本百分比 (%)
李松興	二零零五年三月二日	15,000	無	25,000	0.089
	二零零六年四月四日	10,000			
莫偉龍	二零零五年三月二日	15,000	無	25,000	0.089
	二零零六年四月四日	10,000			
張立憲	二零零五年三月二日	15,000	無	25,000	0.089
	二零零六年四月四日	10,000			

上述的購股權乃由中信資本市場控股有限公司授出。

概無董事於經擴大集團任何成員公司自二零零五年十二月三十一日（即本公司最近期已刊發經審核財務報表的結算日）所購入或出售或租賃或擬購入或出售或租賃的任何資產中直接或間接擁有任何權益。

各董事概無於與經擴大集團業務有重要關係的合約或安排（於最後實際可行日期仍然生效）中擁有重大權益。

(b) 本公司主要股東

除本通函披露者外，任何董事或本公司行政總裁並不知悉有任何人士（董事或本公司行政總裁或彼等各自的聯繫人士除外）於最後實際可行日期在股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部的規定須向本公司披露的任何權益或淡倉：

(i) 股份的權益

名稱	本公司股份數目	佔已發行股本百分比(%)
中國中信集團公司	632,253,285	28.819
中信香港	632,253,285	28.819
Heedon Corporation	496,386,285	22.626
Honpville Corporation	310,988,221	14.175

中信香港透過下列全資附屬公司間接成為本公司主要股東（定義見上市規則）：

中信香港的附屬公司名稱	本公司股份數目	佔已發行股本百分比(%)
Affluence Limited	43,266,000	1.972
Winton Corp.	30,718,000	1.400
Westminster Investment Inc.	101,960,000	4.648
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.470
Honpville Corporation	310,988,221	14.175
Hainsworth Limited	82,601,000	3.765
Southpoint Enterprises Inc.	10,000,000	0.456

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有股份。因此，Honpville Corporation亦為本公司主要股東（定義見上市規則）。

中國中信集團公司為中信香港的直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited的直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation的直接控股公司，而Kotron Company Ltd.為Cordia Corporation的直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.的直接控股公司。因此，中國中信集團公司於本公司的權益，與中信香港於本公司的權益重疊。中信香港於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Heedon Corporation於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Barnsley Investments Limited於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊，而Kotron Company Ltd.於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。

(ii) 股份的淡倉

名稱	**本公司股份數目**	**佔已發行股本百分比(%)**
中國中信集團公司	100,000,000	4.56
中信香港	100,000,000	4.56

此等淡倉與本公司主要股東（定義見上市規則）中信香港授予榮智健先生的購股權有關。

除下文所披露者外，於最後實際可行日期，並無董事為任何於股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及第3分部規定須向本公司披露的公司的董事或僱員，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上權益：

董事姓名	擁有須予披露權益或淡倉的公司名稱	於該公司職位
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
莫偉龍	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
李士林	中國中信集團公司	董事
榮明杰	Earnplex Corporation	董事
劉基輔	中信香港	董事
張立憲	Honpville Corporation	董事

(c) 於經擴大集團其他成員公司的主要股權

除本通函披露者外，於最後實際可行日期，據董事或本公司行政總裁所知悉，概無人士（董事或本公司行政總裁或彼等各自的聯繫人士或經擴大集團成員公司除外）直接或間接擁有附帶權利可於任何情況下在經擴大集團任何其他成員公司的股東大會投票的任何類別股本面值10%或以上權益：

附屬公司名稱	股東名稱	佔已發行股本百分比
Adwood Company Limited	Silverstone Assets Limited	30%
新香港隧道有限公司	Kumagai International Limited	13.875%
慎昌（澳門）有限公司	馬有恆先生	10%
	馬志成先生	10%
	Ka Lon Ho先生	10%
Maxiwin Assets Holdings Ltd.	Koling Enterprises Corp.	18.18%
慕迪有限公司	Koling Enterprises Corp.	26.67%
大昌－港龍機場地勤設備服務有限公司	港龍航空有限公司	30%
合眾－五十鈴汽車有限公司	Isuzu Motors Limited	40%
大昌－港龍空運設備有限公司	Hydro Asia Pacific Pte. Ltd.	30%
大昌－港龍航材支援有限公司	港龍航空有限公司	30%
亮億有限公司	Jungle Investment Limited	10%
源森有限公司	RFC Management Limited	10%
合盈汽車有限公司	新康恆集團有限公司	40%
漁人科技有限公司	吳錫桑先生	15%
火石科技控股有限公司	吳錫桑先生	15%
易邦寬頻控股有限公司	吳錫桑先生	15%

附屬公司名稱	股東名稱	佔已發行股本百分比
大昌行汽車服務中心（澳門）有限公司	新康恆集團有限公司	40%
東昌汽車（中國）有限公司	東京貿易株式會社	32.25%
恒順發有限公司	恒威投資有限公司	11.8%
	偉倫有限公司	11.8%
	梁銶琚先生（已故）	11.8%
華聯豐有限公司	Marvel Sweet Management Ltd.	15%
	偉倫有限公司	15%
亞太互聯網交換中心有限公司	HKIX Hong Kong Ltd.	25%
高樂置業有限公司	Marvel Sweet Management Ltd.	40%
Goldenburg Properties Limited	Gorich Traders Limited	30%
大昌行（澳門）工程有限公司	馬有恒先生	20%
	廖澤雲先生	20%
大昌行澳門供應鏈管理有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行澳門食品有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行澳門物流倉儲發展有限公司	CBA 投資股份有限公司	35%
	昌華行企業投資有限公司	10%
大昌行供應鏈管理有限公司	卓代國際有限公司	20%
華新控股有限公司	IBP Caribbean Inc.	45%
新競有限公司	Perdue Farms Incorporated	40%
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38%

創資有限公司	太古地產有限公司	16.67%

附屬公司名稱（為於中國成立及無股東大會概念的合營公司）(#)	**股東名稱**	**佔註冊資本百分比**
廣東精運物流有限公司	廣東省華大物流總公司	10%
無錫太湖景發展有限公司	無錫市國聯發展（集團）有限公司	30%
無錫太湖苑置業有限公司	無錫市國聯發展（集團）有限公司	30%
無錫太湖美生態環保有限公司	無錫市國聯發展（集團）有限公司	30%
江蘇泰富興澄特殊鋼有限公司	江陰鋼廠	10.6%
	天水投資有限公司	11.62%
江陰興澄鋼材有限公司	江陰鋼廠	11.7%
江陰興澄儲運有限公司	江陰鋼廠	11.7%
無錫興澄鋼材有限公司	江陰鋼廠	11.7%
昆明－大昌汽車服務有限公司	雲南客車廠	30%
廣東大昌食品有限公司	廣東國際貿易旅游有限公司	30%
青島安達塗料化學材料有限公司	青島新亞太國際貿易有限公司	25%
上海大昌江南鳳有限公司	上海市農業投資總公司	12.67%
	上海浦東滙侖實業總公司	10.56%

附屬公司名稱（為於中國成立及無股東大會概念的合營公司）(#)	股東名稱	佔註冊資本百分比
深圳中糧大昌食品有限公司	中糧集團（深圳）有限公司	30%
大連泰富數碼科技有限公司	大連儀表集團有限公司	19.5%
上海中信泰富廣場有限公司	上海靜安城商貿總公司	10%
中信泰富萬寧（聯合）開發有限公司	萬寧市土地開發整理儲備中心	20%

儘管本節已載列有關此等合營公司的資料，但根據有關法律在中國成立的合營公司的資本架構有別於本公司在其他司法地區成立的附屬公司，彼此對於股東大會的概念亦不盡相同。

3. 重大不利轉變

除本通函披露者外，就董事所知，本集團自二零零五年十二月三十一日（即本公司最近期公佈的經審核賬目編製日期）以來的財務或交易狀況概無出現重大不利轉變。

4. 重大合約

下列合約（並非於正常業務過程中訂立的合約）已由經擴大集團於緊接最後實際可行日期前兩年內訂立，屬於或可能屬於重大：

(a) Sino-Iron收購協議（連同以下附加協議：二零零一年十二月五日的州政府協議、二零零一年十月二十六日的設施契據（以經修改者為準）、二零零一年十月二十五日的分租租約（以經修改者為準）及經二零零六年三月二十一日的採礦權及租賃協議修訂和重訂者為準、二零零一年十月二十六日的Fortescue項目綜合協議（以經修改者為準）、二零零五年三月十二日的聯合開發協議及二零零六年三月二十一日的税項分攤協議）；

(b) Balmoral收購協議(連同以下附加協議:二零零一年十二月五日的州政府協議、二零零一年十月二十六日的設施契據(以經修改者為準)、二零零一年十月二十五日的分租租約(以經修改者為準)及經二零零六年三月二十一日的採礦權及租賃協議修訂和重訂者為準、二零零一年十月二十六日的Fortescue項目綜合協議(以經修改者為準)及二零零六年三月二十一日的稅項分攤協議);

(c) 於二零零五年十一月十一日由中信泰富、中國河北省人民政府國有資產監督管理委員會及河北眾富投資有限責任公司就收購石家莊鋼鐵有限責任公司65%權益而訂立的股權轉讓及增資協議,代價為人民幣1,478,293,192.41元;

(d) 均於二零零五年八月十六日由中信泰富及中國船舶工業集團公司(「中船公司」)與其集團成員公司(「中船集團」)就上海船廠土地發展項目(「船廠項目」)第一期的49%權益的投資而訂立的合資經營合同、章程及增資協議。第一期的投資總額將約為481,429,500美元;均於二零零六年一月二十日由中信泰富及中船集團就船廠項目第二期的49%權益的投資而訂立的合資經營合同、章程及增資協議。第二期的投資總額將約為1,306,110,000美元;於二零零六年一月二十日由中信泰富及中船公司就船廠項目第三期的49%權益的投資而訂立的框架協議書。第三期的投資總額將約為923,000,000美元;及

(e) 於二零零六年一月二十日由中信泰富的全資附屬公司Newmarket Holdings Limited、太古地產有限公司、中信泰富及太古股份有限公司就出售本集團於又一城的全部50%權益而訂立的買賣協議,代價為港幣61.8億元(可按交易完成之賬目予以調整)。

5. 專業人士

(a) 於本通函提供意見的專業人士的資格如下:

名稱	**資格**
Golder Associates	採礦地質學家
畢馬威會計師事務所	執業會計師
羅兵咸永道會計師事務所	執業會計師

(b) Golder Associates、畢馬威會計師事務所及羅兵咸永道會計師事務所各自確認，並無於本集團任何成員公司擁有任何股權或認購或委派他人認購本集團任何成員公司證券的權利（不論可依法執行與否）。

(c) Golder Associates、畢馬威會計師事務所及羅兵咸永道會計師事務所各自確認自二零零五年十二月三十一日，即本公司最近期公佈的經審核綜合財務報表編製日期以來，彼等並無於經擴大集團任何成員公司所購入或出售或租賃的任何資產，或於經擴大集團任何成員公司擬購入或出售或租賃的任何資產中擁有任何直接或間接權益。

(d) Golder Associates、畢馬威會計師事務所及羅兵咸永道會計師事務所各自就本通函的刊發發出書面同意書，同意按本通函所載格式及涵義轉載其函件或報告（視情況而定）以及引述其名稱，且迄今並無撤回其同意書。

(e) Golder Associates就有關採礦區於二零零六年五月八日以供載入本通函而發出的函件。

6. 訴訟

於最後實際可行日期，經擴大集團概無任何成員公司牽涉任何重大訴訟或索償，且就董事所知，經擴大集團亦無任何成員公司有尚未了結或蒙受威脅的重大訴訟或索償。

並無有關由第三方向任何經擴大集團成員公司作出或告知，或由任何經擴大集團成員公司向第三方作出或告知的勘探權或開採權的索償。

7. 服務合約

各董事概無與經擴大集團任何成員公司訂立或建議訂立任何服務合約（並非於一年內屆滿或僱主可於一年內終止而毋須給予補償（法定補償除外）的合約）。

8. 資產權益

於最後實際可行日期，董事或Golder Associates概無於本集團任何成員公司在緊接本通函刊發日期前兩年內已購入、出售或租賃，或擬購入、出售或租賃的資產及其推廣擁有任何直接或間接權益。

9. 競爭權益

據董事所知，概無董事或彼等各自的聯繫人士於與本集團業務競爭或可能構成競爭的業務中擁有權益。

10. 一般事項

(a) 本公司秘書為曹敏慧女士，ACIS, MA，而本公司根據上市規則第3.24條委任的合資格會計師為張立憲先生，HKICPA, AICPA, NYSSCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(d) 本通函的中、英文版本如有任何歧義，概以英文版本為準。

11. 備查文件

下列文件由本通函刊發日期起至二零零六年五月二十五日止期間週日（星期六、日除外）辦公時間內，於本公司的註冊辦事處可供查閱，地址為香港中環添美道一號中信大廈三十二樓：

(a) 本公司的組織章程大綱及細則；

(b) 本公司截至二零零五年十二月三十一日止兩個年度各年的經審核帳目；

(c) 載於本通函附錄四的Sino-Iron及Balmoral會計師報告；

(d) 羅兵咸永道會計師事務所載於本通函附錄五有關經擴大集團的未經審核備考財務資料的函件；

(e) Golder Associates載於本通函附錄六的技術報告；

(f) 本附錄「重大合約」一段中所指的各項重大合約；

(g) 本附錄「專業人士」一段中所指的畢馬威會計師事務所及羅兵咸永道會計師事務所書面同意書；

(h) 本附錄「專業人士」一段中所指的Golder Associates書面同意書；

(i) 本公司日期為二零零六年二月十日的通函；及

(j) 本通函。